Form 20-F
period 2022-12-31
SYLA Technologies Co., Ltd.
filed 2023-04-18
CIK 1946216

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-41662

SYLA TECHNOLOGIES CO., LTD.

(Exact name of registrant as specified in its charter)

Japan

(Jurisdiction of incorporation or organization)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

Telephone: +81 3-4560-0650

(Address of principal executive offices)

Hiroyuki Sugimoto

Chief Executive Officer

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

Telephone: +81 3-4560-0650

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

American Depositary Shares, each representing one common share	SYT	The Nasdaq Stock Market LLC
Common Shares, no par value*		The Nasdaq Stock Market LLC

* Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 239,489 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this annual report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this annual report under the headings “Risk Factors”, “Operating and Financial Review and Prospects”, and “Business Overview” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include:

●	the size and growth potential of the markets for our services, and our ability to serve those markets;
●	the rate and degree of market acceptance of our services;
●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;
●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;
●	our ability to compete effectively in a competitive industry;
●	our ability to obtain funding for our operations;
●	our ability to attract collaborators and strategic partnerships;
●	our ability to continue to meet the Nasdaq requirements;
●	our ability to meet our other financial operating objectives;
●	the availability of qualified employees for our business operations;
●	general business and economic conditions;
●	our ability to meet our financial obligations as they become due;
●	positive cash flows and financial viability of our operations and new business opportunities;
●	ability to secure intellectual property rights over our proprietary services;
●	our ability to be successful in new markets;
●	our ability to avoid infringement of intellectual property rights; and
●	the positive cash flows and financial viability of our operations and new business opportunities

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, potential investors should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the date of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

Any forward-looking statement that we make in this annual report speaks only as of the date of this annual report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise, after the date of this annual report.

ii

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISK FACTORS

An investment in the ADSs is highly speculative and involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this annual report, including the audited financial statements and the related notes included in this annual report, before deciding whether to invest in the ADSs. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the market price of the ADSs could decline, and you could lose part or all of your investment. Some statements in this annual report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this annual report, including the audited financial statements and the related notes included in this annual report. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. Some statements in this annual report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

As used in this annual report, the terms “the Company”, “SYLA Technologies”, “we”, “our” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole.

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥131.81 = US$1.00, which was the foreign exchange rate on December 30, 2022  as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release on January 3, 2023.  Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Summary Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include the following:

●	Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.
●	Public health epidemics or outbreaks (such as the novel strain of coronavirus (COVID-19)) could adversely impact our business.
●	The asset management platforms may not operate as we anticipate.
●	If the security of our investors’ confidential information stored on the asset management platforms is breached or otherwise subjected to unauthorized access, their secure information may be stolen.
●	Any significant disruption in service on the asset management platforms or in their computer or communications systems could reduce their attractiveness and result in a loss of users.
●	Inappropriate business behavior of entrepreneurs raising funds via our platforms could result in reputational or financial damages to our business.
●	Our crowdfunding platform operates on an online distribution model and is, therefore, subject to internet cyber risk.
●	Real estate development projects are subject to numerous risks outside the Company’s control such as delays in permitting and other governmental approvals, increased costs, and labor shortages.
●	Failure to manage land acquisitions, inventory and construction and development processes could result in significant cost overruns or errors in valuing sites.
●	If land is not available at competitive prices, our sales and results of operations could be adversely affected.
●	If the value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.
●	A material amount of our revenues may be concentrated in one or more large customers. If we lose or experience a significant reduction in sales to such key customers, our revenues may decrease substantially and our results of operations and financial condition may be harmed.
●	Historically, we have relied to a material extent on certain suppliers. If we encounter delays or difficulties in securing the required materials from such suppliers and are unable to find replacements or immediately transition to alternative suppliers, the lack of supplies delaying the production of our products could have a material adverse effect on our financial condition, results of operations and reputation.
●	If we experience shortages in labor supply, increased labor costs or labor disruptions, there could be delays or increased costs in developing our real estate, which could adversely affect our operating results.
●	Raw materials and building supply shortages and price fluctuations could delay or increase the cost of commercial and residential property construction and adversely affect our operating results.
●	The illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.
●	We may not make a profit if we sell a property.

●	The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition.
●	A material reduction in the retail price of traditional utility generated electricity or electricity from other sources could harm our business, financial condition, results of operations and prospects.
●	Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our solar energy systems.
●	Our business currently depends on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits and incentives would adversely impact our business.
●	Our ability to provide solar energy systems to customers on an economically viable basis depends on our ability to help customers arrange financing for such systems.
●	If we cannot compete successfully against other solar and energy companies, we may not be successful in developing our operations and our business may suffer.
●	With respect to providing electricity on a price-competitive basis, solar systems face competition from traditional regulated electric utilities, from less-regulated third party energy service providers and from new renewable energy companies.
●	Developments in alternative technologies or improvements in distributed solar energy generation may materially adversely affect demand for our offerings.
●	A significant slowdown in the growth of AI-related markets could affect our business and earnings. Even if the market does grow, there is a possibility that we may not be able to grow at a similar pace and at a steady pace.
●	AI services developed by us may become obsolete due to groundbreaking technological innovations or the entry of competitors with financial and brand power.
●	If we are unable to provide sufficient AI services due to our inability to secure development personnel with a certain level of skills, which results in a decline in the value of our services, our business or financial performance may be affected.
●	The trading of our ADSs could experience extreme stock price run-ups followed by rapid price declines and strong stock price volatility as experienced in recent initial public offerings.

Risks Related to our Business

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to invest in future growth opportunities. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to equity holders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our ADSs. Furthermore, if we issue equity securities, holders of our ADSs will experience dilution, and the new equity securities could have rights senior to those of our common shares and ADSs. Any additional equity or equity-linked financings would be dilutive to our holders of ADSs. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, holders of our ADSs bear the risk of our future securities offerings reducing the market price of our ADSs and diluting their interest.

Public health epidemics or outbreaks (such as the novel strain of coronavirus (COVID-19)) could adversely impact our business.

The Company’s operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, has been declared a pandemic by the World Health Organization. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows. Possible areas that may be affected include, but are not limited to, disruption to the Company’s ability to make investments through its subsidiaries, negative impact to revenue related to real estate holdings, negative impact on its workforce, unavailability of professional services and other resources, disruption to credit markets necessary for success of the Company’s business model, and the decline in value of assets held by the Company’s subsidiaries.

The supply of housing inventory may become further restricted through a shutdown of construction activity. Additionally, a moratorium on real estate transactions may be imposed in reaction to the pandemic. These housing market impacts may limit the Company’s ability to acquire or dispose of real estate assets.

General employment in the region may continue to suffer as the pandemic continues. Some local governments have proposed rent or eviction moratoria, or similar programs of rent abatement, in response to the sudden upturn in unemployment. Any of these factors could cause a future decline in the market rate for residential rentals negatively impacting the Company’s income and cash flow from its real estate holdings.

Employees of affiliated companies could be medically or mentally affected by the pandemic and may be required to continue to work remotely, particularly given potential for complete or partial school closures. This situation could cause of reduction in productivity or the inability to complete critical tasks for the Company.

There is a risk that we will be a passive foreign investment company (which we refer to as “PFIC”) for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

A non-U.S. corporation, such as our Company, is classified as a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either:

(i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or

(ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raise in our initial public offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status depends, in part, on the amount of cash that we raise and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the market price of the ADSs in our initial public offering, a decrease in the market price of the ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year. We believe we were not a PFIC in prior taxable year 2022 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2022.

If we are a PFIC for any taxable year during which a U.S. holder (as defined below) owns common shares or ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. We have not determined, if we were to be classified as a PFIC for a taxable year, whether we will provide information necessary for a U.S. holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares or ADSs. The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our common shares or ADSs.

It may not be possible for investors to effect service of process within the United States upon most our directors, corporate auditors and executive officers, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock corporation organized under Japanese law. Most of our directors, corporate auditors and executive officers reside in Japan, and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Japan, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States. A Japanese court may refuse to apply provisions of U.S. securities laws in original actions, or to enforce judgments of U.S. courts that are based on such provisions, if it considers such provisions to be contrary to the public policy of Japan. The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters, and a Japanese court may deem that there is not sufficient basis for the reciprocity on the enforcement of judgments. Therefore, if you obtain a civil judgment by a U.S. court, you may not be able to enforce it in Japan.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (which we refer to as the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ fiduciary duties and obligations, and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency and reporting currency is the Japanese yen. Substantially all of our revenues are generated in Japan, but an increase in our international presence could expose us to fluctuations in foreign currency exchange rates. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies which, among other factors, may be influenced by governmental policies and domestic and international economic and political developments. If our non-Japanese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates.

We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenues that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates. We do not take actions to manage our foreign currency exposure, such as entering into hedging transactions.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of The Nasdaq Capital Market (which we refer to as “Nasdaq”), including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Further, consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee under our board. In addition, we are not required under the Exchange Act to file current reports and financial statements with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion & Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor.

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the consolidated financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency”; and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 102 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed US$1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our membership interests that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than US$1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and have an adverse effect on the value of our securities.

As a public company, we would be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Further, we will be required to report any changes in internal controls on annual basis. In addition, we would be required to furnish a report by management on the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will design, implement, and test the internal controls over financial reporting required to comply with these obligations. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the value of our securities could be negatively affected. We also could become subject to investigations by the Commission or other regulatory authorities, which could require additional financial and management resources.

As an emerging growth company, our auditor will not be required to attest to the effectiveness of our internal controls.

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting and we are not. While our management will be required to attest to internal control over financial reporting and we will be required to detail changes to our internal controls in our annual reports on Form 20-F (commencing with the filing for the year ended 2023), we cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company (as described below), we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

Upon becoming a public company, we will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

Upon becoming a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act has imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting the later of our second annual report on Form 20-F or the first annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on value of our securities, and could adversely affect our ability to access the capital markets.

We depend on certain officers of the Company, the loss of whom could materially harm our business.

We rely upon the accumulated knowledge, skills and experience of the officers and personnel of our Company and its affiliates. If Hiroyuki Sugimoto, our Chief Executive Officer, Yoshiyuki Yuto, our Chief Operating Officer, and Takahide Watanabe, our Chief Strategy Officer, or any of the other officers or personnel were to leave the Company or become incapacitated, we might suffer in our planning and execution of business strategy and operations, impacting our brand and financial results.

Risks Related to the Asset Management Platforms and Crowdfunding

The asset management platforms may not operate as we anticipate.

We expect that the asset management platforms will be a source of investment leads for the Company. In addition, potential sponsors of real estate opportunities come directly to the asset management platforms to seek financing for their projects. We anticipate that sponsors of real estate opportunities will continue to seek financing for their projects through the asset management platforms. If the asset management platforms experience technical challenges resulting in sponsors not continuing to seek financing through the asset management platforms, we may need to implement more manpower-intensive strategies to source investments, which could lead to an increase in expenses and a corresponding decrease in the value of our ADSs.

If the security of our investors’ confidential information stored on the asset management platforms is breached or otherwise subjected to unauthorized access, their secure information may be stolen.

The asset management platforms may store investors’ bank information and other personally-identifiable sensitive data. The asset management platforms are hosted in data centers that are compliant with payment card industry security standards and the website uses daily security monitoring services. However, any accidental or willful security breach or other unauthorized access could cause investors’ secure information to be stolen and used for criminal purposes, and investors would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the asset management platforms and their third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors and real estate companies to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, could result in a loss of investors, and the value of your investment in us could be adversely affected.

Any significant disruption in service on the asset management platforms or in their computer or communications systems could reduce their attractiveness and result in a loss of users.

If a catastrophic event resulted in an asset management platform outage and physical data loss, the asset management platform’s ability to perform its obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new users and retain existing users. Our hosting services infrastructure is provided by a third party hosting provider (the “Hosting Provider”). We also maintain a backup system at a separate location that is owned and operated by a third party. There is no guarantee that access to the asset management platforms will be uninterrupted, error-free or secure. Our operations depend on the Hosting Provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, the asset management platforms could experience interruptions in their service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of an error by the Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to perform any services for corresponding project investments or maintain accurate accounts, and could harm our relationships with our users and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. Any of these factors could prevent us from processing or posting payments on the corresponding investments, damage us and our brand and reputation, divert our employees’ attention, and cause users to abandon the asset management platforms.

If we were to enter bankruptcy proceedings, the operation of the asset management platforms and the activities with respect to our operations and business would be interrupted.

If we were to enter bankruptcy proceedings or were to cease operations, we would be required to find other ways to meet obligations regarding our operations and business. Pursuing such alternatives could harm our operations and business by resulting in delays in the disbursement of distributions or the filing of reports or requiring us to pay significant fees to another company that we engage to perform services for us.

Inappropriate business behavior of entrepreneurs raising funds via our platforms could result in reputational or financial damages to our business.

By providing a platform for matching investors and entrepreneurs, there is a possibility that inappropriate business behavior exhibited by any of the entrepreneurs raising capital through our platform could result in reputational or financial damages to us. We enforce a thorough due diligence process for all companies raising funds via our products and we require participating entrepreneurs to sign legally binding terms of use releasing us from any responsibility for entrepreneur impropriety or misdeed. Nevertheless, our clients might regard us as being responsible for any inappropriate behavior of the entrepreneur and this could result in reputation damage to us that could impact our future revenues.

Our crowdfunding platform operates on an online distribution model and is, therefore, subject to internet cyber risk.

Our online crowdfunding distribution model could be subject to cyber-attacks aiming to breach our security protocols. We take reasonable and commercial precautions to make our systems as secure as possible, including but not limited to daily back-ups, banking grade hosting solutions, divisions between systems to ensure, for example, that our banking backend cannot be reached via our online distribution network, and continuous monitoring of the systems as well as sequential system checks. However, we cannot fully exclude the possibility of cyber-attacks, third party breaches, software bugs or other forms of internet malfeasance. If any of these events occur, our reputation could be negatively impacted and our future revenues could suffer as a result.

Increasing competition within our emerging industry could have an impact on our business prospects.

The crowdfunding market is an emerging industry where new competitors are entering the market frequently. These competing companies may have significantly greater financial and other resources than we have and may have been developing their products and services longer than we have been developing ours. Although our portfolio of products and related revenue stream sources are broad, increasing competition may have a negative impact on our profit margins.

Risks Related to the Commercial and Residential Real Estate Construction and Development Business

Real estate development projects are subject to numerous risks outside the Company’s control such as delays in permitting and other governmental approvals, increased costs, and labor shortages.

Any properties in which the Company invests relating to real estate development projects are subject to a variety of risks that will be outside of the Company’s control, including delays in obtaining entitlements, permits, and other governmental approvals. Development projects may also take longer than anticipated, increasing the time that part or all of the residential or commercial units are not available for rent or sale, and thus lowering the property’s cash flow or other income potential. Strong demand for skilled laborers and contractors may result in labor shortages and contractor unavailability, delaying project schedules and/or increasing costs. The costs of construction have increased dramatically during recent years and may continue to increase. The Company may enter into contracts to purchase properties before they are finished, and the foregoing risks could adversely impact the purchase prices, valuations, or closings dates of those properties. Although the Company will not undertake such transactions without reviewing detailed budgets, such budgets may understate the expense.

Commercial and residential property building is subject to warranty and construction defect claims in the ordinary course of business that can be significant.

We are subject to commercial and residential property warranty and construction defect claims arising in the ordinary course of business. There can be no assurance that any developments we undertake will be free from defects once completed. Construction defects may occur on projects and developments and may arise a significant period of time after completion. Defects arising on a development attributable to us may lead to significant contractual or other liabilities.

As a consequence, we maintain products and completed operations excess liability insurance, obtain indemnities and certificates of insurance from subcontractors generally covering claims related to damages resulting from faulty workmanship and materials and maintain warranty and other reserves for the commercial and residential properties we sell based on historical experience in our markets and our judgment of the risks associated with the types of commercial and residential properties built. Although we actively monitor our insurance reserves and coverage, because of the uncertainties inherent to these matters, we cannot provide assurance that our insurance coverage, our subcontractor’s indemnity and warranty arrangements and our reserves together will be adequate to address all of our warranty and construction defect claims in the future. In addition, contractual indemnities with our subcontractors can be difficult to enforce. We may also be responsible for applicable self-insured retentions and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of products and completed operations excess liability insurance for construction defects is currently limited and costly. This coverage may be further restricted or become more costly in the future.

Unexpected expenditures attributable to defects or previously unknown sub-surface conditions arising on a development project may have a material adverse effect on our business, financial condition and operating results. In addition, severe or widespread incidents of defects giving rise to unexpected levels of expenditures, to the extent not covered by insurance or redress against subcontractors, may adversely affect our reputation, business, financial condition and operating results.

We rely on subcontractors, which can expose us to various liability risks.

We rely on subcontractors to perform approximately 85% of the construction of our commercial and residential properties and to select and obtain raw materials. In addition, orders are distributed among multiple companies so as not to rely on a specific subcontractor. In the case of in-house construction, we rely on subcontractors for approximately 85% of the total, and when the entire construction is outsourced to another construction company, the entire work will be done by the construction company or a subcontractor ordered by the construction company. We are exposed to various risks as a result of such reliance on these subcontractors and their suppliers, including, as described above, the possibility of defects in our commercial and residential properties due to improper workmanship or materials used by such parties, which may require us to comply with our warranty obligations and/or bring a claim under an insurance policy. The subcontractors we rely on to perform the actual construction of our commercial and residential properties are also subject to a significant and evolving number of local and national governments, including laws involving matters that are not within our control. If these subcontractors who construct our commercial and residential properties fail to comply with all applicable laws, we can suffer reputational damage and may be exposed to liability.

Subcontractors are independent of the commercial and residential property builders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the commercial and residential property building industry. We do not have the ability to control what these independent subcontractors pay to or the work rules they impose on their employees. However, various federal and local governmental agencies have sought, and may in the future seek, to hold contracting parties like us responsible for our subcontractors’ violations of wage and hour laws, or workers’ compensation, collective bargaining and/or other employment-related obligations related to subcontractors’ workforces. Governmental agency determinations or attempts by others to make us responsible for our subcontractors’ labor practices or obligations, whether under “joint employer” theories, specific prefecture laws or regulations, or otherwise, could create substantial adverse exposure for us in situations that are not within our control and could be material to our business, financial condition and results of operations. We can also suffer damage to our reputation, and may be exposed to possible liability, if subcontractors fail to comply with applicable laws, including laws involving actions or matters that are not within our control. However, regardless of the steps we take after we learn of practices that do not comply with applicable laws, rules or regulations, we can in some instances be subject to fines or other governmental penalties, and our reputation can be injured, due to the practices having taken place.

We rely on our ability and the ability of our customers to obtain bank loans.

Our commercial and residential real estate construction is dependent on loans from financial institutions. We rely on bank loans for 65% of the financing that goes into construction and costs of our development projects. Our commercial and residential real estate construction is dependent on our customers being able to obtain loans from financial institutions. The customers who purchase our properties rely on bank loans for the ability to make purchases. Additionally, more than 95% of our client purchasers use our affiliated bank loans to purchase condominiums. Affiliated loans are only offered to real estate agents that meet the standards set by financial institutions, such as sales and compliance. Therefore, in the event that a financial institution ceases to provide financing to a client who purchases a condominium, our business performance could be affected. If we are unable to obtain this funding at any time and for any reason, as we rely on bank loans for 65% of the financing for our construction and development projects, our business performance could be affected.

Failure to manage land acquisitions, inventory and construction and development processes could result in significant cost overruns or errors in valuing sites.

We intend on owning and purchasing indirectly through our acquisition of preferred equity interests in construction and development projects and managing the construction and development of such projects each year and are therefore dependent on our ability to process a number of transactions (which include, among other things, evaluating the site, designing the layout of the development, sourcing materials and subcontractors and managing contractual commitments) efficiently and accurately. Errors by employees, failure to comply with regulatory requirements and conduct of business rules, failings or inadequacies in internal control processes, equipment failures, natural disasters or the failure of external systems, including those of our suppliers or counterparties, could result in operational losses that could adversely affect our business, financial condition and operating results and our relationships with our customers.

In addition, we incur many costs even before we begin to build commercial and residential properties. Depending on the stage of development of a land parcel, these may include: costs of preparing land, finishing and entitling lots, installing roads, sewers, water systems and other utilities, taxes and other costs related to ownership of the land on which we plan to build commercial and residential properties; constructing model commercial and residential properties; and promotional and marketing expenses to prepare for the opening of new commercial and residential properties for sales. Moreover, local municipalities may impose development-related requirements resulting in additional costs. If the rate at which we sell and deliver commercial and residential properties slows or falls, or if our opening of new commercial and residential properties for sales is delayed, we may incur additional costs, which would adversely affect our gross profit margins, and it will take a longer period of time for us to recover our costs, including those we incurred in acquiring and developing land.

In certain circumstances, a grant of entitlements or development agreement with respect to a particular parcel of land may include restrictions on the transfer of such entitlements to a buyer of such land, which may increase our exposure to decreases in the price of such entitled land by restricting our ability to sell it for its full entitled value. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing community or market. Further, if we were required to record a significant inventory impairment, it could negatively affect our earnings and negatively impact the market perception of our business.

If land is not available at competitive prices, our sales and results of operations could be adversely affected.

Our long-term profitability depends in large part on the price at which we are able to obtain suitable land for the development of our real estate. Increases in the price (or decreases in the availability) of suitable land could adversely affect our profitability. Moreover, changes in the general availability of desirable land, competition for available land, limited availability of financing to acquire land, zoning regulations that limit housing density, environmental requirements and other market conditions may hurt our ability to obtain land for real estate development at prices that will allow us to be profitable. If the supply of land that are appropriate for development of our real estate becomes more limited because of these factors, or for any other reason, the cost of land could increase and the number of buildings that we are able to build and sell could be reduced, which could adversely affect our results of operations and financial condition.

If the value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.

The value of our land and commercial and residential real estate is subject to market conditions. There is a significant time lag between the acquisition of land for development and the sale of residential and commercial real estate. Currently, it is difficult to acquire land that is in good shape and ready to begin construction. This is due to soaring land prices. Therefore, the Company is taking its time in acquiring smaller pieces of land. However, since it takes a considerable amount of time from development to sales, the Company may be affected by impairment or write-downs due to changes in social conditions or development in the neighborhood during that time.

There is an inherent risk that the value of the land owned by us may decline after purchase. The valuation of property is inherently subjective and based on the individual characteristics of each property. We may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell property profitably. In addition, our deposits for lots controlled under option or similar contracts may be put at risk, and depressed land values may cause us to abandon and forfeit deposits on land option contracts and other similar contracts if we cannot satisfactorily renegotiate the purchase price of the subject land. Factors such as changes in regulatory requirements and applicable laws (including in relation to building regulations, taxation and planning), political conditions, the condition of financial markets, both local and national economic conditions, the financial condition of customers, potentially adverse tax changes, and interest and inflation rate fluctuations subject valuations to uncertainty. Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. If commercial or residential property demand decreases below what we anticipated when we acquired our inventory, our profitability may be adversely affected and we may not be able to recover our costs when we sell and build the commercial and residential properties. In addition, we may incur charges against our earnings for inventory impairments if the value of our owned inventory, including land we decide to sell, is reduced or for land option contract abandonments if we choose not to exercise land option contracts or other similar contracts, and these charges may be substantial.

We intend to regularly review the value of our land holdings and continue to review our holdings on a periodic basis. If material write-downs and impairments in the value of our inventory are required and, if in the future we are required to sell land or commercial and residential properties at a loss, our results of operations and financial condition would be adversely affected.

A material amount of our revenues may be concentrated in one or more large customers. If we lose or experience a significant reduction in sales to such key customers, our revenues may decrease substantially and our results of operations and financial condition may be harmed.

It is the nature of our business that a high concentration of our revenue is in the real estate division and therefore when we sell buildings and condominiums that we construct there is a tendency to have large customers who acquire such properties. Accordingly, in each year there may be a small number of customer purchasers from whom we generate our revenue. These customers may not be repeat customers and in each year it may be different single purchaser or small number of purchasers from which we generate a large percentage of our revenues. We rely on these purchasers and there is a risk that these purchasers may be unable to make payment under their obligations to us thereby affecting our revenues.

In 2021, we constructed and sold two buildings, Oimachi II PJ (total units: 39) and Sumiyoshi PJ (total units: 79), to a single customer, Mitsui & Co. Digital Asset Management, which accounted for 24.12% of our total revenues in 2021. The contracts were separate sales contracts for each of the two buildings. The purchase price for each building was paid in two installments: after the completion of the building and at the time of delivery of the property. There are no long-term contracts or arrangements.

During the year ended December 31, 2022, we constructed and sold seven buildings, Kameido PJ (total units: 39), Nishi-koyama PJ (total units: 35), Asakusa II PJ (total units: 27), Edogawabashi PJ (total units: 27), Higashi-ikebukuro PJ (total units: 26), Kiba I (total units: 45), Kiba II (total units: 24) to a single customer, Mitsui & Co. Digital Asset Management. Three properties (Nishi-Koyama PJ, Asakusa II PJ, and Edogawabashi PJ) were paid in a lump sum during the third quarter of FY 2022. Sales of seven properties account for 34.59% of the total sales for the fiscal year. There are no long-term contracts or arrangements.

Any payment issues encountered by these large customers would likely harm our financial condition and results of operations.

Historically, we have relied to a material extent on certain suppliers. If we encounter delays or difficulties in securing the required materials from such suppliers and are unable to find replacements or immediately transition to alternative suppliers, the lack of supplies delaying the production of our products could have a material adverse effect on our financial condition, results of operations and reputation.

Historically, we have relied to a material extent on certain suppliers. Although the Company has over 100 suppliers, certain suppliers are consistently supplying over 10% of the Company’s total supplies per year.

As part of our real estate business, we resell buildings and land that have been constructed and developed by general contractors, general real estate companies or developers to third parties. In the case where we own the land, we engage a general contractor, general real estate company or developer to construct and develop the building or land and we make progress payments towards the construction and development of the building or land. In the case where we do not own the land (but rather the general contractor, general real estate company or developer owns the land), we purchase the constructed building with the land or developed land from the general contractor, general real estate company or developer upon completion. In Japan, we consider the general contractor, general real estate company or developer in these types of arrangements to be that of a supplier of buildings and land. In the past, we have routinely engaged Jyukyo Construction Co., Ltd., among several general contractors to construct condominiums under this type of supply arrangement for us.

In 2020, the condominium buildings constructed by Jyukyo Construction Co., Ltd. accounted for 16.16% of the supplies we received from our suppliers. The total sales price for the condominium building was paid by us within 6 months of the completion of the building. Thereafter, we resold the condominium building to our client. We have no long-term contract or arrangement with Jyukyo Construction Co., Ltd.

During the year ended December 31, 2022, Sankoh Build. Inc. accounted for 19.35%, Fuetsu Construction Corp. for 16.69%, GODA KOUMUTEN CO., LTD. for 14.23%, and Jyukyo Construction Co., Ltd. for 13.48% of the supplies we received from our suppliers. The total sales price for the condominium building was paid by us within 5 months of the completion of the building. Thereafter, we resold the condominium building to our client. We have no long-term contract or arrangement with the above general contractor.

If we should encounter delays or difficulties in obtaining the building or land in these supply arrangements, our business related to these supplies and our financial condition, results of operations and reputation could be adversely affected.

If we experience shortages in labor supply, increased labor costs or labor disruptions, there could be delays or increased costs in developing our real estate, which could adversely affect our operating results.

We require a qualified labor force to develop our commercial and residential properties and build our commercial and residential properties. Access to qualified labor may be affected by circumstances beyond our control, including:

●	work stoppages resulting from labor disputes;

●	shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers;

●	changes in laws relating to union organizing activity;

●	changes in immigration laws and trends in labor force migration; and

●	increases in sub-contractor and professional services costs.

Any of these circumstances could give rise to delays in the start or completion of, or could increase the cost of, developing one or more of our commercial or residential properties. We may not be able to recover these increased costs by raising our commercial or residential property prices because the prices for each commercial and residential properties are typically set months prior to its delivery pursuant to sales contracts with our buyers. In such circumstances, our operating results could be adversely affected. Additionally, market and competitive forces may also limit our ability to raise the sales prices of our commercial and residential properties.

Failure to recruit, retain and develop highly skilled, competent people at all levels may have a material adverse effect on our standards of service.

Key employees, including management team members, are fundamental to our ability to obtain, generate and manage opportunities. Key employees working in the real property building and construction industries are highly sought after. Failure to attract and retain such personnel or to ensure that their experience and knowledge are not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, financial conditions and operating results. In addition, we do not maintain key person insurance in respect of any member of our senior management team. The loss of any of our management members or key personnel could adversely impact our business, financial condition and operating results.

The majority of work on site is performed by contractors. In addition, the number of young craftsmen has decreased due to the image of hard labor. At the same time, the number of skilled craftsmen is declining due to the retirement of baby boomers and other factors. In addition, if contractors are unable to secure sufficient human resources, delays in construction and development and quality problems may occur, leading to a decline in customer satisfaction. If salaries are raised to secure highly skilled craftsmen, this will also affect the price of construction.

Government regulations and legal challenges may delay the start or completion of our projects, increase our expenses or limit our building or other activities, which could have a negative impact on our results of operations.

Country and prefecture, ordinances, rules and regulations concerning building, health and safety, site and building design, environment, zoning, sales and similar matters apply to and/or affect the housing industry. In addition, our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted or approvals already obtained depends on factors beyond our control, such as changes in federal, prefecture and local policies, rules and regulations and their interpretations and application. Furthermore, we are also subject to various fees and charges of government authorities designed to defray the cost of providing certain governmental services and improvements. For example, local and prefecture governments have broad discretion regarding the imposition of development fees for projects under their jurisdictions, as well as requiring concessions or that the builder construct certain improvements to public places such as parks and streets or fund schools.

Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take such actions, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to operate in those municipalities.

Certain cities in which we operate have in the past approved, or approved for inclusion on their voting ballots, various “slow growth” or “no growth” initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those localities. These measures may reduce our ability to build and sell commercial or residential properties in the affected markets, including with respect to land we may already own, and create additional costs and administration requirements, which in turn may harm our future sales, margins and earnings. A further expansion of these measures or the adoption of new slow-growth, no-growth or other similar programs could exacerbate such risks.

Governmental regulation affects not only construction activities but also sales activities, mortgage lending activities and other dealings with consumers. Further, government agencies routinely initiate audits, reviews or investigations of our business practices to ensure compliance with applicable laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed commercial and residential property building, whether brought by governmental authorities or private parties.

Regulations regarding environmental matters and climate change may affect us by substantially increasing our costs and exposing us to potentially liability.

We are subject to various environmental laws and regulations, which may affect aspects of our operations such as how we manage stormwater runoff, wastewater discharges and dust; how we develop or operate on properties on or affecting resources such as cultural resources, or areas subject to preservation laws; and how we address contamination. Developers and commercial and residential property builders may become subject to more stringent requirements under such laws. It is unclear how these future developments and related matters, including at the prefectural or municipal level, will ultimately affect the regulated areas in which we may operate. While we cannot predict with certainty the extent to which developments in areas with stringent building requirements or legal restrictions or other environmental requirements that may become effective will affect us, they could require time-consuming and costly compliance programs or result in significant expenditures, which could lead to delays and increased operating costs. Our failure to comply with environmental laws could result in fines, penalties, restoration obligations, revocation of permits, and other sanctions. Pollution and other environmental conditions at or near our development sites could result in litigation against us for personal injury, property damage, or other losses. For example, if we conduct development activities in an area that has been developed with fill, even if we have obtained a development permit, we may conduct sloppy construction work or cause landslides due to downpours and other disasters. In such cases, people may die.

In addition, there is a variety of legislation being enacted, or considered for enactment, at the national, prefectural, and municipal government levels relating to energy and climate change. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. New building code requirements that impose stricter energy efficiency standards could significantly increase our cost to construct commercial and residential properties. As climate change concerns continue to grow, legislation and regulations of this nature are expected to continue and become more costly to comply with. In addition, it is possible that some form of expanded energy efficiency legislation may be passed by the federal agencies and certain state legislatures, which may, despite being phased in over time, significantly increase our costs of building commercial and residential properties and the sale price to our buyers and adversely affect our sales volumes. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. Energy-related initiatives affect a wide variety of companies throughout Japan and the world and, because our operations are heavily dependent on significant amounts of raw materials, such as lumber, steel and concrete, they could have an indirect adverse impact on our operations and profitability to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade and similar energy related taxes and regulations.

Raw materials and building supply shortages and price fluctuations could delay or increase the cost of commercial and residential property construction and adversely affect our operating results.

The commercial and residential real estate construction industry has experienced numerous difficulties in procuring raw materials and has been adversely affected by fluctuations in global commodity prices. In particular, shortages and price fluctuations in critical raw materials such as concrete, gypsum board, and lumber could delay the start or completion of one or more other commercial or residential real estate developments and increase development costs. Our needs for steel-related materials are particularly vulnerable to shortages. In addition, the delivery of raw materials and the transportation of workers to work sites and the cost of fuel oil used for heavy equipment are highly variable and may be subject to geopolitical events, major storms, other severe weather conditions, and the consequences of significant environmental incidents. Environmental laws and regulations may also negatively impact the availability and prices of raw materials such as lumber and concrete. These increased costs could adversely affect our operating margins and results of operations. In addition, we may not be able to pass on increased construction costs to customers with whom we have already entered into purchase contracts. In addition, such increased costs could adversely affect the economies of the regions in which we operate and reduce demand for our commercial and residential real estate.

We intend to have significant operations in certain geographic areas, which will subject us to an increased risk of loss of revenue or decreases in the market value of our land and commercial and residential properties in these regions from factors which may affect any of these regions.

We anticipate that our operations will be concentrated in 23 wards of Tokyo, Kanagawa, Kyoto, and Osaka. Some or all of these regions could be affected by:

●	severe weather;

●	natural disasters;

●	climate change;

●	shortages in the availability or increased costs in obtaining land, equipment, labor or building supplies;

●	unemployment;

●	changes to the population growth rates and therefore the demand for commercial and residential properties in these regions; and

●	changes in the regulatory and fiscal environment.

Due to our business is concentrated in urban areas, negative factors affecting one or a number of these geographic regions at the same time could result in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified portfolio of operations. To the extent that regions in which our business is concentrated are impacted by an adverse event, we could be disproportionately affected compared to companies whose operations are less geographically concentrated.

The markets in which we operate are, to some extent, dependent on certain sectors of the economy, and declines in those sectors could affect our sales and activities in those areas. For example, the oil and gas industry is highly volatile and is subject to declining commodity prices, climate change, laws and regulations, and other factors that could reduce employment or otherwise adversely affect the economy, which in turn could adversely affect commercial and residential real estate sales and activities. Similarly, slowing or declining population growth in our key markets, especially when compared to historically high population growth rates, could affect demand for rental real estate and result in lower rents in these markets, which could adversely affect our business, financial condition and results of operations.

We participate in certain unconsolidated joint ventures, including those where we do not have a controlling interest, where we may be adversely impacted by the failure of the unconsolidated joint venture or the other partners in the unconsolidated joint venture to fulfill their obligations.

We have investments in and commitments to certain unconsolidated joint ventures with related and unrelated strategic partners to acquire and develop land and, in some cases, build and deliver commercial and residential properties. To finance these activities, our unconsolidated joint ventures often obtain loans from third-party lenders that are secured by the unconsolidated joint venture’s assets. To the extent any of our joint ventures default on obligations secured by the assets of such joint venture, the assets could be forfeited to third-party lenders.

We have provided non-recourse carve-out guarantees to certain third-party lenders to our unconsolidated joint ventures (i.e., guarantees of losses suffered by the lender in the event that the borrowing entity or its equity owners engage in certain conduct, such as fraud, misappropriation of funds, unauthorized transfers of the financed property or equity interests in the borrowing entity, or the borrowing entity commences a voluntary bankruptcy case, or the borrowing entity violates environmental law, or hazardous materials are located on the property, or under other circumstances provided for in such guarantee or indemnity). In the future, we may provide other guarantees and indemnities to such lenders, including secured guarantees, in which case we may have increased liability in the event that a joint venture defaults on its obligations to a third party.

If the other partners in our unconsolidated joint ventures do not provide such cooperation or fulfill these obligations due to their financial condition, strategic business interests (which may be contrary to ours), or otherwise, we may be required to spend additional resources (including payments under the guarantees we have provided to the unconsolidated joint ventures’ lenders) or suffer losses, each of which could be significant. Moreover, our ability to recoup such expenditures and losses by exercising remedies against such partners may be limited due to the contractual terms of the joint venture agreement, potential legal defenses they may have, their respective financial condition and other circumstances. Furthermore, because we lack a controlling interest in our unconsolidated joint ventures we cannot exercise sole decision-making authority, which could create the potential risk of impasses on decisions and prevent the joint venture from taking actions that we believe may be in our best interests. In addition, as our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements, including buy-sell provisions, we may not continue to own or operate the interests or assets underlying such relationship or may need to purchase additional interests or assets in the venture to continue ownership. In the event a joint venture is terminated or dissolved, we could also be exposed to lawsuits and legal costs.

We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and the anticipated benefits may never be realized.

As a part of our business strategy, we may make acquisitions, or significant investments in, and/or disposals of, businesses. Any future acquisitions, investments and/or disposals would be accompanied by risks such as:

●	difficulties in assimilating the operations and personnel of acquired companies or businesses;

●	diversion of our management’s attention from ongoing business concerns;

●	our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations;

●	maintenance of uniform standards, controls, procedures and policies; and

●	impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

Acquisitions can reduce our liquidity if we fund them with cash. In addition, acquisitions can expose us to valuation risks, including the risk of writing off goodwill or impairing inventory and other assets related to such acquisitions. The risk of goodwill and asset impairments will increase during a cyclical commercial and residential property downturn when our profitability may decline.

We cannot guarantee that we will be able to successfully integrate any company or business that we might acquire in the future, and our failure to do so could harm our current business. In addition, we may not realize the anticipated benefits of these transactions and there may be other unanticipated or unidentified effects. While we would seek protection, for example, through warranties (and indemnities, where applicable,) in the case of acquisitions, significant liabilities may not be identified in due diligence or may come to light after the expiry of warranty or indemnity periods. Additionally, in the case of disposals, while we would seek to limit our ongoing exposure, for example, through liability caps and time limits on warranties and indemnities, some warranties and indemnities may give rise to unexpected and significant liabilities. Any claims arising in the future may adversely affect our business, financial condition and operating results. We may not be able to manage the risks associated with these transactions and the effects of such transactions, which may materially and adversely affect our business, financial condition and operating results.

Dispositions have their own risks associated with the separation of operations and personnel, the potential provision transition services and the allocation of management resources. Dispositions may also result in lost synergies that could negatively impact our balance sheet, income statement and cash flows.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous and pose certain inherent health and safety risks to construction workers and other persons on the site. Due to health and safety regulatory requirements and the number of projects we anticipate working on, health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to attract customers and employees, which in turn could have a material adverse effect on our business, financial condition and operating results.

Ownership or occupation of land and the use of hazardous materials carries potential environmental risks and liabilities.

We are subject to various local, regional, and national laws, rules, and regulations regarding land use and the protection of health and the environment, including discharges of pollutants to water and air, storm water discharges, the presence and exposure to asbestos, handling of hazardous materials, and cleaning contaminated sites. In addition, as a commercial and residential real estate construction business, we are subject to future claims for damages arising from the past or present use of hazardous materials, including building materials that will be known or suspected to be hazardous in the future. We may be liable for the cost of removal, investigation and correction of hazardous or toxic substances on real property now or formerly owned, leased or occupied by us, whether or not we caused the contamination and whether or not we had knowledge of the contamination. The costs of removal, investigation, and remediation of such materials and the costs of defending against environmental litigation may be substantial, and insurance coverage for such litigation may be limited or nonexistent. The presence of such materials or the failure to properly dispose of such materials could also adversely affect our ability to sell the land or borrow against the land. Environmental impacts from past activities may be identified in some of the projects we develop. Future projects may also be located on land that may be contaminated by past uses. While we do not intend to acquire projects that require soil remediation as a result of past contamination, we cannot assure you that there will not be significant future litigation or liability associated with such development. In addition, such contamination or other environmental conditions at or near our development site could result in litigation against us for personal injury, property damage or other losses.

The particular impact and requirements of environmental laws that apply to any given site vary greatly according to the site, the site’s environmental conditions and the present and former use of the site. We expect that increasingly stringent requirements may be imposed on commercial and residential property builders in the future. In addition, violations of environmental laws and regulations can result in injunctions, civil penalties, remediation expenses and other costs. Further, some environmental laws impose strict liability, which means that we may be held liable for unlawful environmental conditions on property we own, or previously owned, which we did not create.

We may face substantial damages or be enjoined from pursuing important activities as a result of future litigation, arbitration or other claims.

We may be involved in various litigation and legal claims in the normal course of our business operations, including actions brought on behalf of various classes of claimants.

We will establish liabilities for legal claims and regulatory matters when such matters are both probable of occurring and any potential loss is reasonably estimated. We will accrue for such matters based on the facts and circumstances specific to each matter and revise these estimates as the matters evolve. In such cases, there may exist an exposure to loss in excess of any amounts currently accrued. In view of the inherent difficulty of predicting the outcome of these legal and regulatory matters, we generally cannot predict the ultimate resolution, the related timing or any eventual loss. To the extent the liability arising from the ultimate resolution of any matter exceeds the estimates reflected in the recorded reserves relating to such matter, we could incur additional charges that could be significant. Unfavorable litigation, arbitration or claims could also generate negative publicity in various media outlets that could be detrimental to our reputation.

Utility and resource shortages or rate fluctuations could have an adverse effect on our operations.

Several of the markets in which we intend to operate have historically been subject to electric, gas, water supply and resource shortages, including significant changes in the availability of electricity and water. Shortages of electricity, gas, water supply and natural resources in our markets could make it difficult to obtain regulatory approval for new development and have other adverse consequences. For example, Japan has scarce fuel resources, making energy prices very sensitive to global conditions. The sharp rise in fuel prices triggered by the Ukraine crisis is expected to increase costs at all stages of the construction process. The Company may face difficulty in passing on higher prices for infrastructure resources to its sales prices, which could reduce its profit margins.

In the event that restrictions on the use of electricity are imposed and construction cannot be performed on certain days due to tight power supply, further labor and other costs are expected to be incurred since the project will not proceed according to the schedule. Third Conference of the Parties to the UN Framework Convention on Climate Change For example, the Tokyo Metropolitan Government, the governing body of our main development site, is expected to pass an ordinance this fall requiring the installation of solar panels on residences. This will require developers to incur a greater construction cost for the installation of large storage batteries, so design plans will have to be changed. Even if sales prices are raised, if rents do not keep pace with the increase, the property may become less attractive as investment real estate and sales may slow down.

Any of the foregoing, individually or collectively, could adversely affect the regional economies in which we operate, which may limit, impair or delay our ability to acquire and develop land and/or build and deliver commercial and residential properties, increase our production costs or reduce demand for our commercial and residential properties, thereby negatively affecting our business and results of operations.

Constriction of the capital markets could limit our ability to access capital and increase our costs of capital.

We intend to fund our operations from cash from operations, capital markets financings and borrowings and other loan facilities. Volatile economic conditions and the constriction of the capital markets could reduce the sources of liquidity available to us and increase our costs of capital. If the size or availability of our banking facilities is reduced in the future, or if we are unable to obtain new, or renew existing, facilities in the future on favorable terms or otherwise access the loan or capital markets, it would have an adverse effect on our liquidity and operations.

We believe we will be able to meet these capital requirements with our cash resources and future cash flows and, if required, other sources of financing that we anticipate will be available to us. However, we can provide no assurance that we will continue to be able to do so, particularly if industry or economic conditions deteriorate. The future effects on our business, liquidity and financial results of these conditions could be adverse, both in the ways described above and in other ways that we do not currently foresee.

We anticipate having a substantial amount of debt which could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our debt-related obligations.

We anticipate having a substantial amount of debt. Such substantial debt could have important consequences, including:

●	making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;

●	increasing our vulnerability to adverse economic or industry conditions;

●	limiting our ability to obtain additional financing to fund capital expenditures and land acquisitions, particularly when the availability of financing in the capital markets is limited;

●	requiring us to pay higher interest rates upon refinancing or on our variable rate indebtedness if interest rates rise;

●	requiring a substantial portion of our cash flows from operations and the proceeds of any capital markets offerings or loan borrowings for the payment of interest on our debt thus reducing our ability to use our cash flows to fund working capital, capital expenditures, land acquisitions and general corporate requirements;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

●	placing us at a competitive disadvantage to less leveraged competitors.

We cannot ensure that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before its maturity. We cannot ensure that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness in order to finance our operations, to fund acquisitions, or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot ensure that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to us or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

We may require additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

The expansion and development of our business may require significant capital, which we may be unable to obtain, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from the sales of our commercial and residential properties and land or from other financing sources in order to meet our cash requirements. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach, or our costs exceed, expected levels or we have to incur unforeseen capital expenditures to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

To a large extent, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness, on or before its maturity, or obtain additional equity or debt financing. We cannot assure you that we will be able to do so on commercially reasonable terms, if at all. Any inability to generate sufficient cash flow, refinance our indebtedness or incur additional indebtedness on commercially reasonable terms could adversely affect our financial condition and could cause us to be unable to service our debt and may delay or prevent the expansion of our business.

The illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.

Real estate investments are relatively illiquid. As a result, we may not be able to sell a property or properties quickly or on favorable terms in response to changing economic, financial and investment conditions when it otherwise may be prudent to do so. Deteriorating conditions in the Japanese economy and credit markets may make it difficult to sell properties at attractive prices. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. We may be required to expend funds to correct defects or to make improvements before a property can be sold, and we cannot provide any assurances that we will have funds available to correct such defects or to make such improvements. Our inability to dispose of assets at opportune times or on favorable terms could adversely affect our cash flows and results of operations.

We may not make a profit if we sell a property.

The prices that we can obtain when we determine to sell a property will depend on many factors that are presently unknown, including the operating history, tax treatment of real estate investments, demographic trends in the area and available financing. There is a risk that we will not realize any significant appreciation on our investment in a property. Accordingly, your ability to recover all or any portion of your investment under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom.

Competition for acquisitions may result in fewer acquisition opportunities and increased prices for properties, which may impede our growth and materially and adversely affect us.

Our growth depends in part on our ability to identify attractive real estate investment opportunities that are compatible with our acquisition strategy. We may not be successful in identifying such investment opportunities or in consummating acquisitions on favorable terms, if at all. In addition, we can provide no assurances regarding the availability of, or our ability to source and close, off-market or limited-market deals. Failure to identify or consummate acquisitions on favorable terms, or at all, would impede our growth and materially and adversely affect us.

Further, we face significant competition for attractive investment opportunities from an indeterminate number of other real estate investors, including investors with significantly greater capital resources and access to capital than we have, such as commercial developers, real estate companies, and foreign investors that operate in the markets in which we may operate, that will compete with us in acquiring residential, commercial, and other properties that will be seeking investments and tenants for these properties. Moreover, if current market conditions deteriorate resulting in depressed real estate values, owners of real estate may be reluctant to sell, resulting in fewer acquisition opportunities. As a result of such increased competition and limited opportunities, we may be unable to acquire additional properties as we desire or the purchase price of such properties may be significantly elevated, which may impede our growth and materially and adversely affect us.

In addition, our properties may be located in close proximity to other properties that will compete against our properties for tenants. Many of these competing properties may be better located and/or appointed than the properties that we will acquire, giving these properties a competitive advantage over our properties, and we may, in the future, face additional competition from properties not yet constructed or even planned. This competition could adversely affect our business. The number of competitive properties could have a material effect on our ability to rent space at our properties and the amount of rents charged. We could be adversely affected if additional competitive properties are built in locations competitive with our properties, causing increased competition for residential renters. In addition, our ability to charge premium rental rates to tenants may be negatively impacted. This increased competition may increase our costs of acquisitions or lower the occupancies and the rent we may charge tenants. This could result in decreased cash flow from tenants and may require us to make capital improvements to properties which we would not have otherwise made.

The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition.

The consideration that we pay will be based upon numerous factors, and the target acquisition may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for a target acquisition or its appraised value will be a fair price, that we will be able to generate an acceptable return on such target acquisition, or that the location, lease terms or other relevant economic and financial data of any properties that we acquire will meet acceptable risk profiles. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition. As a result, our investments in our target acquisition may fail to perform in accordance with our expectations, which may substantially harm our operating results and financial condition.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. We may be unable to realize our investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to the Manager’s discretion.

Markets in which the Company is anticipated to invest are subject to a high degree of volatility and, therefore, the Company’s performance may be volatile.

The Company’s business will involve a high degree of financial risk. Markets in which the Company is anticipated to invest are subject to a high degree of volatility and therefore the Company’s performance may be volatile. There can be no assurance that the Company’s investment objective will be realized or that investors will receive a full return of their investment. The Manager in its sole discretion may employ such investment strategies and methods as it determines to adopt.

The volatile credit and capital markets could have a material adverse effect on our financial condition.

Our ability to manage our future debt and liquidity will be dependent on our level of positive cash flow. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition.

A prolonged economic downturn could materially affect us in the future.

The bursting of the Heisei Bubble in 1990 and the Lehman Shock in 2008 brought a prolonged recession to Japan. Looking at land price movements before and after the Heisei Bubble, official land prices in the Tokyo area rose by an astonishing 60% year-on-year for both residential and commercial land in 1988. Since then, they did not rise to positive levels until just before the Lehman Shock. The Lehman Shock made it difficult to obtain loans from financial institutions even in Japan, and some companies went bankrupt due to lack of cash reserves even though their financial statements showed a profit, and there were some surplus bankruptcies. There is a possibility that a similar event could have a negative impact on the Company’s business and earnings.

Risks Related to Our Indebtedness

Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

The total debt outstanding under our credit facilities as of December 31, 2022 was ¥16,985,135 thousand (approximately US$128,861 thousand) on a consolidated basis. Our indebtedness could have significant effects on our business, such as:

●	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

●	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

●	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

●	diluting the economic and voting rights of our existing equity holders or reduce the market price of the common shares or ADSs or both upon redemption of the convertible bonds; and

●	placing us at a competitive disadvantage compared with our competitors that have less debt.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate revenues.

Our outstanding debt agreements may limit our flexibility in operating and expanding our business.

As of December 31, 2022, we had a total of 152 loans with 43 Japanese financial institutions for an aggregate principal amount of ¥19,520,932 thousand (approximately US$148,099 thousand) on a consolidated basis. None of the loan agreements contain any material financial covenants, although certain of the government-sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders. However, 80 of the loan agreements have our Chief Operating Officer as a personal guarantor of such debt obligations of our Company. If we release our Chief Operating Officer from such a guarantor burden, the lenders may request us to provide them with alternative collateral and/or seek additional negative covenants on the existing loan agreements. This could limit our discretion to invest, utilize, and/or dispose of our assets for business.

Furthermore, the potential restrictive covenants to be contained in our existing and future loan agreements may restrict our access to future debt financing, on which our business operations and expansion plans, in part, depend. If our revenues decrease materially or we experience a significant increase in our interest expenses, we may not have enough available cash or be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to make any required prepayment or repay such indebtedness at the time any such event of default occurs. In such an event, we may be required to delay, limit, reduce or terminate our business development or expansion efforts. Our business, financial condition and results of operations could be materially adversely affected as a result.

Risks Related to Financing

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowings with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

We have broad authority to incur debt.

Our policies do not limit us or our subsidiary entities from incurring debt. We intend to borrow as much as 65% of the value of such properties. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants.

Risks Related to our Corporate Structure

Investors will not receive the benefit of the regulations provided to real estate investment trusts or investment companies.

We are not a real estate investment trust and enjoy a broader range of permissible activities. Under the Investment Company Act of 1940, an “investment company” is defined as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

We intend to operate in such manner as not to be classified as an “investment company” within the meaning of the Investment Company Act of 1940 as we intend on primarily holding and managing real estate. The management and the investment practices and policies of ours are not supervised or regulated by any federal or state authority. As a result, investors will be exposed to certain risks that would not be present if we were subjected to a more restrictive regulatory situation.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted

If we are ever deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

The exemption from the Investment Company Act of 1940 may restrict our operating flexibility. Failure to maintain this exemption may adversely affect our profitability.

We do not believe that at any time we will be deemed an “investment company” under the Investment Company Act of 1940 as we do not intend on trading or selling securities. Rather, we intend to hold and manage real estate. However, if at any time we may be deemed an “investment company,” we believe we will be afforded an exemption under Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (referred to herein as the “1940 Act”). Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an “investment company” any entity that is primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate”. To qualify for this exemption, we must ensure our asset composition meets certain criteria. Generally, 55% of our assets must consist of qualifying mortgages and other liens on and interests in real estate and the remaining 45% must consist of other qualifying real estate-type interests. Maintaining this exemption may adversely impact our ability to acquire or hold investments, to engage in future business activities that we believe could be profitable, or could require us to dispose of investments that we might prefer to retain. If we are required to register as an “investment company” under the 1940 Act, then the additional expenses and operational requirements associated with such registration may materially and adversely impact our financial condition and results of operations in future periods.

Risks Related to Insurance

We may suffer losses that are not covered by insurance.

Certain weather and environmental events, such as fire, lightning, bursts and explosions, wind, hail, snow, and water damage, can cause damage to real estate. Fire insurance policies can be acquired to prepare for such events. In addition, earthquake insurance can be purchased along with fire insurance. Even in the event of an unprecedented disaster such as the Great East Japan Earthquake, earthquake insurance is a highly public insurance policy operated under the Earthquake Insurance Law, which by law guarantees insurance payments of up to ¥5,500,000,000 thousand (Note: ¥6,200,000,000 thousand from April 1, 2012) per earthquake. However, not all perils are covered by insurance, as some are subject to insurance exclusions. For example, earthquake insurance does not pay out if there is no damage to the building itself, but only to gates, fences, or hedges, nor does it pay out for damage caused by war, civil war, or other similar events or riots. Damage caused by land subsidence, uplift, movement, or vibration. will also not be paid.

In the event of a significant loss, insurance coverage may be insufficient to pay the full market value or general reacquisition cost of the underlying property. Factors such as inflation, changes in building codes and ordinances, and environmental considerations may make it impossible to replace the underlying property with insurance proceeds if the underlying property is damaged or destroyed. Under these circumstances, the insurance proceeds received may be insufficient to restore the property.

Risks Related to Solar Business

A material reduction in the retail price of traditional utility generated electricity or electricity from other sources could harm our business, financial condition, results of operations and prospects.

The Company’s management believes that many customers will decide to purchase solar or renewable electricity. This is because customers want to pay lower electricity rates than those offered by traditional electricity providers.

The customer’s decision to choose solar energy may also be affected by the cost of other renewable energy sources. Decreases in the retail prices of electricity from the traditional utilities or from other renewable energy sources would harm our ability to offer competitive pricing and could harm our business. The price of electricity from traditional utilities could decrease as a result of:

●	construction of a significant number of new power generation plants, including plants utilizing natural gas, nuclear, coal, renewable energy or other generation technologies;

●	relief of transmission constraints that enable local centers to generate energy less expensively;

●	reductions in the price of natural gas;

●	utility rate adjustment and customer class cost reallocation;

●	energy conservation technologies and public initiatives to reduce electricity consumption;

●	development of new or lower-cost energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; or

●	development of new energy generation technologies that provide less expensive energy.

A reduction in utility electricity prices would make the purchase or the lease of our solar energy systems less economically attractive. If the retail price of energy available from traditional utilities were to decrease due to any of these reasons, or other reasons, we would be at a competitive disadvantage, we may be unable to attract new customers and our growth would be limited.

Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our solar energy systems.

National and local governments regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing and the interconnection of customer-owned electricity generation. In Japan and foreign jurisdictions, governments and utilities continuously modify these regulations and policies. These regulations and policies could deter customers from purchasing renewable energy, including solar energy systems. This could result in a significant reduction in the potential demand for our solar energy systems. For example, utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase our customers’ cost to use our systems and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, depending on the region, electricity generated by solar energy systems competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities’ peak hour pricing policies or rate design, such as to a flat rate, would require us to lower the price of our solar energy systems to compete with the price of electricity from the electric grid.

In addition, any changes to government or internal utility regulations and policies that favor electric utilities could reduce our competitiveness and cause a significant reduction in demand for our products and services. For example, certain jurisdictions have proposed assessing fees on customers purchasing energy from solar energy systems or imposing a new charge that would disproportionately impact solar energy system customers who utilize net metering, either of which would increase the cost of energy to those customers and could reduce demand for our solar energy systems. It is possible charges could be imposed on not just future customers but our existing customers, causing a potentially significant consumer relations problem and harming our reputation and business.

Our growth strategy depends on the widespread adoption of solar power technology.

Although the market for renewable energy is emerging and developing rapidly, the Company’s future success is uncertain. If photovoltaic technology proves unsuitable for widespread commercial deployment, or if demand for photovoltaic equipment is not fully deployed, the Company will not be able to generate sufficient revenues to achieve profitability and maintain positive cash flow. Factors that could affect the widespread deployment of solar photovoltaic technology include, but are not limited to.

●	cost-effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;

●	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;

●	fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

●	continued deregulation of the electric power industry and broader energy industry; and

●	availability of governmental subsidies and incentives.

Our business currently depends on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits and incentives would adversely impact our business.

National and local government bodies provide incentives to end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments and payments for renewable energy credits associated with renewable energy generation. These governmental rebates, tax credits and other financial incentives enhance the return on investment for our customers and incent them to purchase solar systems. These incentives enable us to lower the price that we charge customers for energy and for solar energy systems. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as solar energy adoption rates increase. These reductions or terminations often occur without warning.

Reductions in, or eliminations or expirations of, governmental incentives could adversely impact our results of operations and our ability to compete in our industry, causing us to increase the prices of our solar energy systems, and reducing the size of our addressable market. In addition, this would adversely impact our ability to attract investment partners and to form new financing funds and our ability to offer attractive financing to prospective customers.

Our business depends in part on the regulatory treatment of third-party owned solar energy systems.

Our leases and any power purchase agreements are third-party ownership arrangements. Sales of electricity by third parties face regulatory challenges in some states and jurisdictions. Other challenges pertain to whether third-party owned systems qualify for the same levels of rebates or other non-tax incentives available for customer-owned solar energy systems, whether third-party owned systems are eligible at all for these incentives, and whether third-party owned systems are eligible for net metering and the associated significant cost savings. Reductions in, or eliminations of, this treatment of these third-party arrangements could reduce demand for our systems, adversely impact our access to capital and could cause us to increase the price that we charge our customers for energy.

Our ability to provide solar energy systems to customers on an economically viable basis depends on our ability to help customers arrange financing for such systems.

Our solar energy systems have been eligible for federal investment Ministry of the Environment, as well as depreciation benefits. We have relied on, and will continue to rely on, financing structures that monetize a substantial portion of those benefits and provide financing for our solar energy systems. We anticipate that our customers’ reliance on these tax-advantaged financing structures will increase substantially. If, for any reason, our customers were unable to continue to monetize those benefits through these arrangements, we may be unable to provide and maintain solar energy systems for new customers on an economically viable basis.

The availability of this tax-advantaged financing depends upon many factors, including, but not limited to:

●	the state of financial and credit markets;

●	changes in the legal or tax risks associated with these financings; and

●	non-renewal of these incentives or decreases in the associated benefits.

Changes in existing law and interpretations by the Japanese tax office and the Japanese courts could reduce the willingness of funding sources to provide funds to customers of these solar energy systems. We cannot assure you that this type of financing will be available to our customers. If, for any reason, we are unable to find financing for solar energy systems, we may no longer be able to provide solar energy systems to new customers on an economically viable basis. This would have a material adverse effect on our business, financial condition, and results of operations.

Rising interest rates could adversely impact our business.

An increase in interest rates could adversely affect our business. This is because our cost of capital would increase, our interest expense would increase, and the cost of installing solar power equipment would increase.

Further, rising interest rates may negatively impact our ability to arrange financing for our customers on favorable terms to facilitate our customers’ purchases of our solar energy systems. The majority of our cash flows to date have been from the sales of solar energy systems. Rising interest rates may have the effect of depressing the sales of solar energy systems because many consumers finance their purchases.

As a result, an increase in interest rates may negatively affect our costs and reduce our revenues, which would have an adverse effect on our business, financial condition, and results of operations.

If we cannot compete successfully against other solar and energy companies, we may not be successful in developing our operations and our business may suffer.

The solar and energy industries are characterized by intense competition and rapid technological advances in Japan. We compete with solar companies with business models that are similar to ours. In addition, we compete with solar companies in the downstream value chain of solar energy. For example, we face competition from purely finance driven organizations that acquire customers and then subcontract out the installation of solar energy systems, from installation businesses that seek financing from external parties, from large construction companies and utilities, and increasingly from sophisticated electrical and roofing companies. Some of these competitors specialize in the residential solar energy market, and some may provide energy at lower costs than we do. Further, some competitors are integrating vertically in order to ensure supply and to control costs. Many of our competitors also have significant brand name recognition and have extensive knowledge of our target markets.

Our inability to compete in the marketplace would adversely affect our business, financial condition and operating results.

Adverse economic conditions may have material adverse consequences on our business, results of operations and financial condition.

Unpredictable and unstable changes in economic conditions, including recession, inflation, increased government intervention, or other changes, may adversely affect our general business strategy. We rely upon our ability to generate additional sources of liquidity and we may need to raise additional funds through public or private debt or equity financings in order to fund existing operations or to take advantage of opportunities, including acquisitions of complementary businesses or technologies. Any adverse event would have a material adverse impact on our business, results of operations and financial condition.

Our business is concentrated in certain markets, putting it at risk of region-specific disruptions.

As of December 31, 2022, a vast majority of our total installations were in the Chubu region. Our management expects our near-term future growth to occur throughout the Kanto region, and to further expand our customer base and operational infrastructure. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in such markets and in other markets that may become similarly concentrated.

If we are unable to retain and recruit qualified technicians and advisors, or if our key executives, key employees or consultants discontinue their employment or consulting relationship with us, we may delay our development efforts or otherwise harm our business.

We may not be able to attract or retain qualified management or technical personnel in the future due to the intense competition for qualified personnel among solar, energy, and other businesses. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, retain, and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the successful development of any product candidates, our ability to raise additional capital, and our ability to implement our overall business strategy.

We are highly dependent on members of our management and technical staff. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior technical personnel. The loss of any of our executive officers, key employees, or consultants and our inability to find suitable replacements could potentially harm our business, financial condition, and prospects. We may be unable to attract and retain personnel on acceptable terms given the competition among solar and energy companies. Certain of our current officers, directors, and/or consultants hereafter appointed may from time to time serve as officers, directors, scientific advisors, and/or consultants of other solar and energy companies. Other than certain members of our senior management team, all of our employees are employed “at will” and, therefore, each employee may leave our employment and join a competitor at any time.

We plan to grant stock options, restricted stock grants, or other forms of equity awards in the future as a method of attracting and retaining employees, motivating performance, and aligning the interests of employees with those of our stockholders. If we are unable to implement and maintain equity compensation arrangements that provide sufficient incentives, we may be unable to retain our existing employees and attract additional qualified candidates. If we are unable to retain our existing employees and attract additional qualified candidates, our business and results of operations could be adversely affected.

The execution of our business plan and development strategy may be seriously harmed if integration of our senior management team is not successful.

As our business continues to grow and in the event that we acquire new businesses, we may experience significant changes in our senior management team. Failure to integrate our Board of Directors and senior management teams may negatively affect the operations of our business.

We may not successfully implement our business model.

Our business model is predicated on our ability to build and sell solar systems at a profit, and through organic growth, geographic expansion and strategic acquisitions. Our management intends to continue to operate our business as it has previously, with sourcing and marketing methods that we have used successfully in the past. However, our management cannot assure you that our methods will continue to attract new customers nor that we can maintain profitability in the very competitive solar systems marketplace.

We may not be able to effectively manage our growth.

Our future growth, if any, may cause a significant strain on our management and our operational, financial, and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, and management systems and to expand, train, manage, and motivate our employees. These demands may require the hiring of additional management personnel and the development of additional expertise by our management. Any increase in resources used without a corresponding increase in our operational, financial, and management systems could have a material adverse effect on our business, financial condition, and results of operations.

We may not realize the anticipated benefits of future acquisitions, and integration of these acquisitions may disrupt our business and management.

In the future, we may acquire companies, project pipelines, products or technologies or enter into joint ventures or other strategic initiatives. We may not realize the anticipated benefits of this acquisition or any other future acquisition, and any acquisition has numerous risks. These risks include the following:

●	difficulty in assimilating the operations and personnel of the acquired company;

●	difficulty in effectively integrating the acquired technologies or products with our current technologies;

●	difficulty in maintaining controls, procedures and policies during the transition and integration;

●	disruption of our ongoing business and distraction of management and employees from other opportunities and challenges due to integration issues;

●	difficulty integrating the acquired company’s accounting, management information, and other administrative systems;

●	inability to retain key technical and managerial personnel of the acquired business;

●	inability to retain key customers, vendors, and other business partners of the acquired business;

●	inability to achieve the financial and strategic goals for the acquired and combined businesses;

●	incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact operating results;

●	potential failure of the due diligence processes to identify significant issues with product quality, legal and financial liabilities, among other things;

●	potential inability to assert that internal controls over financial reporting are effective; and

●	potential inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay or prevent such acquisitions.

Mergers and acquisitions of companies are inherently risky and, if we do not complete the integration of acquired businesses successfully and in a timely manner, we may not realize the anticipated benefits of the acquisitions to the extent anticipated, which could adversely affect our business, financial condition, or results of operations.

With respect to providing electricity on a price-competitive basis, solar systems face competition from traditional regulated electric utilities, from less-regulated third party energy service providers and from new renewable energy companies.

The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large traditional utilities. We believe that our primary competitors are the traditional utilities that supply electricity to our potential customers. Traditional utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result, these competitors may be able to devote more resources to the research, development, promotion, and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Traditional utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than that of ours. In addition, a majority of utilities’ sources of electricity is non-solar, which may allow utilities to sell electricity more cheaply than electricity generated by our solar energy systems.

We also compete with companies that are not regulated like traditional utilities, but that have access to the traditional utility electricity transmission and distribution infrastructure pursuant to prefecture and local pro-competitive and consumer choice policies. These energy service companies are able to offer customers electricity supply-only solutions that are competitive with our solar energy system options on both price and usage of renewable energy technology while avoiding the long-term agreements and physical installations that our current fund-financed business model requires. This may limit our ability to attract new customers; particularly those who wish to avoid long-term contracts or have an aesthetic or other objection to putting solar panels on their roofs.

As the solar industry grows and evolves, we will also face new competitors who are not currently in the market. Low technological barriers to entry characterize our industry and well-capitalized companies could choose to enter the market and compete with it. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

Developments in alternative technologies or improvements in distributed solar energy generation may materially adversely affect demand for our offerings.

Significant developments in alternative technologies, such as advances in other forms of distributed solar power generation, storage solutions such as batteries, the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of centralized power production may materially and adversely affect our business and prospects in ways management does not currently anticipate. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay deployment of our solar energy systems, which could result in product obsolescence, the loss of competitiveness of our systems, decreased revenue and a loss of market share to competitors.

Due to the limited number of suppliers in our industry, the acquisition of any of these suppliers by a competitor or any shortage, delay, price change, imposition of tariffs or duties or other limitation in our ability to obtain components or technologies that we use could result in sales and installation delays, cancellations, and loss of market share.

While we purchase our products from several different suppliers, if one or more of the suppliers on which we rely to meet anticipated demand ceases or reduces production due to its financial condition, is acquired by a competitor or otherwise is unable to increase production as industry demand increases, or is otherwise unable to allocate sufficient production to us, it may be difficult for us to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and our ability to satisfy this demand may be adversely affected. There are a limited number of suppliers of solar energy system components and technologies. While we believe there are other sources of supply for these products available, transitioning to a new supplier may result in additional costs and delays in acquiring our solar products and deploying our systems. These issues could harm our business or financial performance.

In addition, the acquisition of a component supplier or technology provider by one of our competitors could limit our access to such components or technologies and require significant redesigns of our solar energy systems or installation procedures and have a material adverse effect on our business.

There have also been periods of industry-wide shortages of key components, including solar panels, in times of industry disruption. The manufacturing infrastructure for some of these components has a long lead-time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. The solar industry is frequently experiencing significant disruption and, as a result, shortages of key components, including solar panels, may be more likely to occur, which in turn may result in price increases for such components. Even if industry-wide shortages do not occur, suppliers may decide to allocate key components with high demand or insufficient production capacity to more profitable customers, customers with long-term supply agreements or customers other than us and our supply of such components may be reduced as a result.

We typically purchase components of solar energy systems on an as-needed basis and do not procure through long-term supply contracts. The majority of the Company’s purchases are denominated in yen. Since the Company’s revenues are denominated in yen, they are generally not affected by currency fluctuations. However, because currency fluctuations cause raw material prices to rise, a significant or prolonged decline in the value of the yen relative to other currencies could result in suppliers raising the prices they charge us, which could adversely affect our financial performance. Since we purchase the majority of our photovoltaic modules from China, we are exposed to currency risk, particularly due to the appreciation of the Chinese yuan. Shortages, delays, price changes, or other factors that limit our ability to obtain the components or technology we use could curtail our growth, cause cancellations, and impair our profitability, which could result in our loss of market share or damage to our brand.

We act as the licensed general contractor for our customers and are subject to risks associated with construction, cost overruns, delays, regulatory compliance and other contingencies, any of which could have a material adverse effect on our business and results of operations.

We are a licensed contractor and we are normally the general contractor, electrician, construction manager, and installer for our solar energy systems. We may be liable to customers for any damage that we cause to the home, belongings or property of our customers during the installation of our systems. For example, we penetrate our customers’ roofs during the installation process and may incur liability for the failure to adequately weatherproof such penetrations following the completion of installation of solar energy systems. In addition, because the solar energy systems that we deploy are high-voltage energy systems, we may incur liability for the failure to comply with electrical standards and manufacturer recommendations. Because our profit on a particular installation is based in part on assumptions as to the cost of such project, cost overruns, delays, or other execution issues may cause us to not achieve our expected results or cover our costs for that project.

In addition, the installation of solar energy systems is subject to oversight and regulation in accordance with national, state, and local laws and ordinances relating to building, fire and electrical codes, safety, environmental protection, utility interconnection and metering, and related matters. We also rely on certain employees to maintain professional licenses in many of the jurisdictions in which we operate, and our failure to employ properly licensed personnel could adversely affect our licensing status in those jurisdictions. It is difficult and costly to track the requirements of every authority having jurisdiction over our operations and our solar energy systems. Any new government regulations or utility policies pertaining to our systems, or changes to existing government regulations or utility policies pertaining to our systems, may result in significant additional expenses to our customers and, as a result, could cause a significant reduction in demand for our systems.

If we experience a significant disruption in our information technology systems or if we fail to implement new systems and software successfully, our business could be adversely affected.

We depend on information systems throughout our Company to process orders, manage inventory, process and bill shipments and collect cash from our customers, respond to customer inquiries, contribute to our overall internal control processes, maintain records of our property, plant and equipment, and record and pay amounts due vendors and other creditors. If we were to experience a prolonged disruption in our information systems that involve interactions with customers and suppliers, it could result in the loss of sales and customers and/or increased costs, which could adversely affect our overall business operation.

Failure to follow proper safety procedures carries a significant risk of serious injury or death.

Installing solar energy systems requires employees to work at heights with complex and hazardous electrical systems. When evaluating and repairing buildings as part of the installation process, employees must work in areas that may contain dangerous levels of substances known or believed to be hazardous to human health, such as asbestos, lead, and mold. The Company also has a large fleet of trucks and other vehicles to assist the installers and operations. Failure to follow proper safety procedures carries a significant risk of serious injury or death. Although no high levels of injury have occurred to date, a high injury rate could increase liability.

Problems with product quality or performance may cause us to incur warranty expenses, damage our market reputation, and prevent us from maintaining or increasing our market share.

If our products fail to perform as expected while under warranty, or if we are unable to support the warranties, sales of our products may be adversely affected, or our costs may increase, and our business, results of operations, and financial condition could be materially and adversely affected.

We may also be subject to warranty or product liability claims against us that are not covered by insurance or are in excess of our available insurance limits. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our goodwill and reputation. The possibility of future product failures could cause us to incur substantial expenses to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation and reduce our market share causing sales to decline.

A failure to comply with laws and regulations relating to our interactions with current or prospective commercial or residential customers could result in negative publicity, claims, investigations, and litigation, and adversely affect our financial performance.

Our business includes contracts and transactions with commercial and residential customers. We must comply with numerous federal, prefecture, and local laws and regulations that govern matters relating to our interactions with residential consumers, including those pertaining to privacy and data security, consumer financial and credit transactions, home improvement contracts, warranties, and door-to-door solicitation. These laws and regulations are dynamic and subject to potentially differing interpretations, and various federal, prefecture and local legislative and regulatory bodies may expand current laws or regulations, or enact new laws and regulations, regarding these matters. Changes in these laws or regulations or their interpretation could dramatically affect how we do business, acquire customers, and manage and use information that we collect from and about current and prospective customers and the costs associated therewith. We strive to comply with all applicable laws and regulations relating to our interactions with residential customers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Non-compliance with any such law or regulations could also expose us to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments, including non-U.S. governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

Risks Related to the AI Business

A significant slowdown in the growth of AI-related markets could affect our business and earnings. Even if the market does grow, there is a possibility that we may not be able to grow at a similar pace and at a steady pace.

AI-related markets are not as mature as other markets such as those for current widely used software types, and it is uncertain whether AI-related markets will continue to grow. The success of our AI business will depend to a substantial extent on the willingness of users to increase their use of AI-based products and services in general, and of our AI services in particular. If users do not perceive the benefits of AI-based products and services, then the AI-related markets could experience a significant slowdown in growth, which would diminish the market for our AI-based services and would have a negative effect on our business and earnings. Additionally, if market growth falls short of our expectations we may not be able to adjust our spending quickly enough to be able to maintain and grow our AI operations. If the AI-related markets do not continue to evolve in the way we anticipate, or if users do not recognize the benefits of AI products and services, then our operating results would be harmed. Even if the AI-related markets do grow, we may not be able to adjust our spending quickly enough to keep pace or grow at a similar or steady pace with such growth, and we may make errors in predicting and reacting to relevant business trends, either of which could harm our business.

AI services developed by us may become obsolete due to groundbreaking technological innovations or the entry of competitors with financial and brand power.

We must successfully adapt to and manage technological advances in AI and related industries, as well as the emergence of additional competitors in the AI industry in order to maintain and grow our AI business and our AI services. Accordingly, the success of our AI services and business depends in large part on our ability to keep pace with rapid technological changes in the development and implementation of AI products and services. For example, rapid changes in the use of AI and robotics, or the development of groundbreaking technological innovations that render AI, and our AI services, either undesirable or obsolete, would harm our AI related business operations and make our AI services less desirable. Additionally, the entry of competitors into the AI market that have financial and brand power, could cause our share of the market for our AI related services to be significantly reduced thereby negatively affecting our results of operations. We may not be able to compete effectively with competitors that have more financial resources and brand power than us, and we cannot predict when such new competitors will enter the AI industry causing increased competition and possibly less desire for our AI services. There is a risk that these, or other developments, could result in significant disruption to our AI business model, and that we will be unprepared to compete effectively.

If we are unable to provide sufficient AI services due to our inability to secure development personnel with a certain level of skills, which results in a decline in the value of our services, our business or financial performance may be affected.

The AI business requires developmental personnel that carry a certain level of skills, and if we are unable to secure such experienced personnel, we may be unable to provide sufficient or even quality AI services. At the same time as being knowledge-intensive, the design, construction and operation of AI services requires constant training and keeping up with new technological advancements and developments. Securing well trained personnel with a certain level of skills is essential for maintaining and expanding our AI business operations. In the event that we are unable to secure the necessary number of well-trained personnel needed for our AI operations, or are unable to adequately bring on and train new hires, or if our AI employees decide to leave, there will be significant impediments on the development of our AI business and its operations. Additionally, the inability to secure development personal with the requisite necessary skill for our Company, could result in a decline of the quality and subsequently, the value of our AI services, which would lead to less users and customers for our AI services, and this would negatively affect our business and financial performance.

The information that our AI learns may include highly confidential information. In the unlikely event of a leakage of such confidential information, our credibility may be shaken, which may affect our business performance.

Our AI may come to learn highly sensitive and confidential information. When accumulating such confidential information, the risks of a data breach and possible inadvertent revelation of this confidential information are of paramount concern. The confidential information learned by our AI may become released due to a hack or data breach by third-parties as well as accidentally released by us. Any unauthorized disclosure of confidential information could damage our reputation, interrupt our operations and could even result in a violation of applicable laws concerning the maintaining of confidential information. If such confidential information is released, it would cause users to not trust our AI services and reduce the number of users and customers that we can attract. If there is a leak of confidential information, we may also have to cease our AI operations and services to install additional security measures to prevent any such further leaks, which may be time consuming as well as expensive. Accordingly, if there is a leak of any kind of the confidential information learned by our AI, whether as a result of third-parties, or caused by us, it would seriously harm our credibility and negatively effect our business performance.

If we fail to procure semiconductors essential for AI development, it may adversely affect the development of our services, and the profitability of our business may deteriorate.

Semiconductors are the underlying technology powering the AI industry and semiconductors are essential for AI development, and we’ll need be able to procure these necessary semiconductors in order to be able to develop our AI operations and services. Many companies engaged in the AI business rely on third-party sources for their semiconductors, as do we, which limits the number of semiconductors available to us and our competitors. We are therefore extremely reliant on the semiconductor industry and supply chains in order to maintain and grow our AI operations and services. Additionally, a number of business combinations and strategic partnerships in the semiconductor industry have occurred over the last several years, and more could occur in the future, which limits the number of suppliers of semiconductors available to us. Further, during 2021, the semiconductor industry experienced widespread shortages of substrates and other components and available foundry manufacturing capacity, and these shortages may continue to occur. If there is a shortage of semiconductors, or if due to increased competition, we are not able to obtain the necessary number of semiconductors needed to develop our AI business, it may lead to our AI business slowing down or being unable to continue altogether. Additionally, if we are unable to effectively manage our supply and inventory of the required semiconductors, our operating results could be adversely affected. Accordingly, if we are unable to procure and maintain the semiconductors essential for our AI business, it may adversely affect the development of our services, and the profitability of our business may deteriorate.

Tianqi Li, the Chief AI Officer at SYLA Brain Co., Ltd., plays a pivotal role in promoting our AI business. If he were to become unable to engage in the business of SYLA Brain Co., Ltd. for any reason, the business and financial results of SYLA Brain Co., Ltd. could be affected.

We are dependent on Tianqi Li, the Chief AI Officer at SYLA Brain Co., Ltd., for our AI business as he plays a vital role in promoting our AI business. Consequently, the loss of Tianqi Li could have a substantial negative effect on our AI business, and we may be unable to recruit qualified personnel to take over the duties performed by Tianqi Li. For example, Tianqi Li may receive an offer from one of our competitors and choose to leave our business to work for another entity. Additionally, if Tianqi Li provides services to one of our competitors our AI business will be impaired and may be significantly harmed. Further, Tianqi Li may fall ill, decide to retire from the business, or otherwise become unavailable to fulfill his promotional duties for our AI business, which would have a negative effect on our AI business. No assurance can be given that we will be able to maintain the services of Tianqi Li, nor that we’ll be able to obtain a qualified replacement on terms acceptable to us. Accordingly if Tianqi Li becomes unavailable to engage in the business of SYLA Brain Co., Ltd. for any reason, the business and financial results of SYLA Brain Co., Ltd. could be negatively affected.

Risks Related to Intellectual Property

Failure to protect our intellectual property could substantially harm our business and operating results.

The success of our business depends in part on our ability to protect and enforce our trade secrets, trademarks and copyrights and all other intellectual property rights, including the intellectual property rights underlying our products. We seek to protect our intellectual property under trade secrets, trademarks, and copyrights as well as through a combination of confidentiality agreements with employees and third parties, other contractual restrictions, technical measures and other methods. The protection they afford is limited. Although we strive to protect our intellectual property and trade secrets, nevertheless, unauthorized persons may attempt to use our trademarks or obtain or use our trade secrets and other confidential information. Moreover, monitoring our intellectual property rights is difficult, costly, and not always effective.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

Companies may be sued based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Certain companies, including our competitors, own patents, copyrights, trademarks, and trade secrets and may enforce them to assert claims against us. Third parties may in the future claim that we have infringed, misappropriated, or violated their intellectual property rights. Existing laws and regulations may evolve and be interpreted differently, and local governments and legislative or regulatory bodies may expand existing laws and regulations or enact new ones. It is difficult for us to guarantee that we have not infringed or violated the intellectual property rights of any third party.

We cannot predict whether any claim of infringement or misappropriation arising out of any third party’s intellectual property rights or any such claim will have a material adverse effect on our business and results of operations. If we are forced to defend against an infringement or misappropriation claim, we may have to expend significant time and resources defending against such claim, even if there is no merit to the claim, the claim has been settled out of court, or a decision has been rendered in our favor. In addition, as an unfavorable outcome of a dispute, we may be required to If we are found to have willfully infringed on the intellectual property of a party in Japan, we may be required to pay damages, including criminal penalties and attorneys’ fees; cease manufacturing, licensing, or using products or services that are alleged to infringe or misappropriate the intellectual property rights of others; use further development resources to redesign our products; or use of development resources, entering into potentially adverse royalty/license agreements to obtain the right to use necessary technology or materials, or indemnification of our partners and other third parties. Royalty and license agreements, if necessary or desirable, may not be available on terms that we are willing to accept, or may not be available at all, and may require the expenditure of significant royalty and other fees. In addition, we do not have broadly applicable patent liability insurance coverage, and litigation relating to patent rights, even if we prevail, could be costly to resolve and could be a drain on our operations.

General Risks

If our cost efficiency measures are not successful, we may become less competitive.

We continue to focus on minimizing operating expenses through cost improvements and simplification of our corporate structure. We may experience delays or unanticipated costs in implementing our cost efficiency plans, which could prevent the timely or full achievement of expected cost efficiencies and adversely affect our competitive position.

Our inability to manage solutions and product and services transitions in an effective manner could reduce the demand for our solutions, products, and services, and negatively affect the profitability of our operations.

Continuing improvements in technology result in the frequent introduction of new solutions, products, and services, improvements in product performance characteristics, and short product life cycles. If we fail to effectively manage transitions to new solutions and offerings, the demand for our solutions, products, and services could diminish, and our profitability could suffer.

We may in the future source new products and transition existing products through contract manufacturers and manufacturing outsourcing relationships to generate cost efficiencies and better serve our customers. The success of product transitions depends on a number of factors, including the availability of sufficient quantities of components at attractive costs. Product transitions also present execution uncertainties and risks, including the risk that new or upgraded products may have quality problems or other defects.

Failure to deliver high-quality products, software, and services could lead to loss of customers and diminished profitability.

We must identify and address quality issues associated with our products, software, and services, many of which include third-party components. Although quality testing is performed regularly to detect quality problems and implement required solutions, failure to identify and correct significant product quality issues before the sale of such products to customers could result in lower sales, increased warranty or replacement expenses, and reduced customer confidence, which could harm our operating results.

Cyber-attacks and other security incidents that disrupt our operations or result in the breach or other compromise of proprietary or confidential information about us or our workforce, customers, or other third parties could disrupt our business, harm our reputation, cause us to lose clients and expose us to costly regulatory enforcement and litigation.

We routinely manage, store, transmit and otherwise process large amounts of proprietary information and confidential data, including sensitive and personally identifiable information, relating to our operations, products, and customers. We face numerous evolving cyber threats of increasing scale, volume, severity, and complexity, making it increasingly difficult to defend against security incidents successfully or to implement adequate preventative measures.

Despite our internal controls and significant investment in security measures, criminal or other unauthorized threat actors, including nation prefectures or prefecture-sponsored organizations, may be able to penetrate our security measures, breach our information technology systems, misappropriate or compromise confidential and proprietary information of our Company and our customers, cause system disruptions and shutdowns, or introduce ransomware, malware, or vulnerabilities into our products, systems, and networks or those of our customers and partners. Employees, contractors, or other insiders may introduce vulnerabilities into our environments or otherwise may seek to misappropriate our intellectual property and proprietary information. In addition, cyber-attacks are increasingly being used in geopolitical conflicts. The shift to work-from-home and flexible work arrangements resulting from the COVID-19 pandemic also may increase our vulnerability, as employees and contractors of our Company and third-party providers are working remotely and using home networks that may pose a significant risk to network and cyber security.

The costs to address cyber risks, both before and after a security incident, could be significant, regardless of whether incidents result from an attack on us directly or on third-party vendors upon which we rely. Our third-party vendors continue to experience security incidents of varying severity, including but not limited to increased ransomware attacks, network intrusions, and unauthorized data exfiltration, which have directly and indirectly impacted our operations in the past. Targeted cyber-attacks or those that may result from a security incident directed at a third-party vendor could compromise our internal systems and products and the systems of our customers, resulting in interruptions, delays, or cessation of service that could disrupt business operations for us and our customers. Our proactive measures and remediation efforts may not be successful or timely. In addition, breaches of our security measures and the unapproved dissemination of proprietary information or sensitive or confidential data about us, our customers, or other third parties could impair our intellectual property rights and expose us, our customers, or such other third parties to a risk of loss or misuse of such information or data. Any such incidents also could subject us to government investigations and regulatory enforcement actions, litigation, potential liability, damage our brand and reputation, or otherwise harm our business and operations.

Hardware and operating system software and applications that we produce or procure from third parties also may contain defects in design or manufacture or other deficiencies, including security vulnerabilities that could interfere with the operation or security of our products, services, and offerings. In the event of a security vulnerability or other flaws in third-party components or software code, we may have to rely on multiple third parties to mitigate vulnerability. Such mitigation techniques may be ineffective or may result in adverse performance, system instability or data loss, and may not always be available, or available on a timely basis. Any actual or perceived security vulnerabilities in our products or services, or those of third parties we sell, could lead to loss of existing or potential customers, and may impede our sales, manufacturing, distribution, outsourcing services, information technology solutions, and other critical functions and offerings. Failure to promptly mitigate security vulnerabilities may adversely affect our brand and reputation and subject us in government investigations, regulatory enforcement actions, litigation and potential liability resulting from our inability to fulfill our contractual obligations to our customers and partners.

As a global enterprise, we are subject to an increasing number of laws and regulations in Japan and numerous other countries relating to the collection, use, transfer, and protection of customer data and other sensitive, confidential, and proprietary information. Our ability to execute transactions and to process and use personal information and other data in the conduct of our business and service of our customers subjects us to increased obligations to comply with applicable laws and regulations and may require us to notify regulators, customers, employees, or other individuals or entities of a security incident or data or privacy breach. We continue to incur significant expenditures to comply with mandatory privacy, security, data protection and localization requirements and controls imposed by law, regulation, industry standards and contractual obligations. Despite such expenditures, we may face regulatory and other legal actions, including potential liability, in the event of a security incident or data or privacy breach or perceived or actual non-compliance with such requirements and controls.

We may not successfully implement our acquisition strategy, which could result in unforeseen operating difficulties and increased costs.

We make strategic acquisitions of other companies as part of our growth strategy. We could experience unforeseen operating difficulties in integrating the businesses, technologies, services, products, personnel, or operations of acquired companies, especially if we are unable to retain the key personnel of an acquired company. Further, future acquisitions may result in a delay or reduction of sales for both us and the acquired company because of customer uncertainty about the continuity and effectiveness of solutions offered by either company and may disrupt our existing business by diverting resources and significant management attention that otherwise would be focused on development of the existing business. Acquisitions also may negatively affect our relationships with strategic partners if the acquisitions are seen as bringing us into competition with such partners.

To complete an acquisition, we may be required to use substantial amounts of cash, engage in equity or debt financings, or enter into credit agreements to secure additional funds. Such debt financings could involve restrictive covenants that might limit our capital-raising activities and operating flexibility. Further, an acquisition may negatively affect our results of operations because it may expose us to unexpected liabilities, require the incurrence of charges and substantial indebtedness or other liabilities, have adverse tax consequences, result in acquired in-process research and development expenses, or in the future require the amortization, write-down, or impairment of amounts related to deferred compensation, goodwill, and other intangible assets, or fail to generate a financial return sufficient to offset acquisition costs.

In addition, we periodically divest businesses, including businesses that are no longer a part of our strategic plan. These divestitures similarly require significant investment of time and resources, may disrupt our business and distract management from other responsibilities, and may result in losses on disposition or continued financial involvement in the divested business, including through indemnification or other financial arrangements, for a period following the transaction, which could adversely affect our financial results.

Our ability to generate substantial non-U.S. net revenue is subject to additional risks and uncertainties.

Sales outside the United States accounted for approximately 97.81% of our consolidated net revenue for the year ended December 31, 2022. Our future growth rates and success are substantially dependent on the continued growth of our business outside of the United States. Our international operations face many risks and uncertainties, including varied local economic and labor conditions; political instability; public health issues; changes in the U.S. and international regulatory environments; the impacts of trade protection measures, including increases in tariffs and trade barriers due to the current geopolitical climate and changes and instability in government policies and international trade arrangements, which could adversely affect our ability to conduct business in non-U.S. markets; changes in tax laws (including laws imposing U.S. taxes on foreign operations); potential theft or other compromise of our technology, data, or intellectual property; copyright levies; and foreign currency exchange rates. We could incur additional operating costs, or sustain supply chain disruptions, due to any such changes. Any of these factors could negatively affect our international business results and growth prospects.

We may lose revenue opportunities and experience gross margin pressure if sales channel participants fail to perform as expected.

We rely on value-added resellers, system integrators, distributors, and retailers as sales channels to complement our direct sales organization in order to reach more end-users. Future operating results depend on the performance of sales channel participants and on our success in maintaining and developing these relationships. Revenue and gross margins could be negatively affected if the financial condition or operations of channel participants weaken as a result of adverse economic conditions or other business challenges, or if uncertainty regarding the demand for our products causes channel participants to reduce their orders for these products. Further, some channel participants may consider the expansion of our direct sales initiatives to conflict with their business interests as distributors or resellers of our products, which could lead them to reduce their investment in the distribution and sale of such products, or to cease all sales of our products.

Compliance requirements of current or future environmental and safety laws, or other laws, may increase costs, expose us to potential liability and otherwise harm our business.

Our operations are subject to environmental and safety regulations in all areas in which we conduct business. Product design and procurement operations must comply with new and future requirements relating to climate change laws and regulations, materials composition, sourcing, energy efficiency and collection, recycling, treatment, transportation, and disposal of electronics products, including restrictions on mercury, lead, cadmium, lithium metal, lithium ion, and other substances. If we fail to comply with applicable rules and regulations regarding the transportation, source, use, and sale of such regulated substances, we could be subject to liability. The costs and timing of costs under environmental and safety laws are difficult to predict, but could have an adverse impact on our business.

In addition, we and our subsidiaries are subject to various anti-corruption laws that prohibit improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business, and are also subject to export controls, customs, and economic sanctions laws. Violations of the anti-corruption laws or export control, customs, or economic sanctions laws may result in severe criminal or civil sanctions and penalties, and we and our subsidiaries may be subject to other liabilities which could have a material adverse effect on our business, results of operations, and financial condition.

Natural disasters, terrorism, armed hostilities, or public health issues could harm our business.

Natural disasters, terrorism or armed hostilities, such as the attack on Ukraine, or public health issues, such as those resulting from the COVID-19 pandemic, whether in Japan or in other countries, could cause damage or disruption to us or our suppliers and customers, or could create political or economic instability, any of which could harm our business. Any such events could cause a decrease in demand for our products, make it difficult or impossible to deliver products or for suppliers to deliver components, and create delays and inefficiencies in our supply chain.

Global climate change, and legal, regulatory, or market measures to address climate change, may negatively affect or business, operations, and financial results.

We are subject to risks associated with the long-term effects of climate change on the global economy and on the IT industry in particular. The physical risks associated with climate change include the adverse effects of carbon dioxide and other greenhouse gases on global temperatures, weather patterns, and the frequency and severity of natural disasters. Extreme weather and natural disasters within or outside Japan could make it more difficult and costly for us to manufacture and deliver our products to our customers, obtain production materials from our suppliers, or perform other critical corporate functions. For example, tornadoes in Tennessee, wildfires in California, and typhoons in the Philippines disrupted our operations in those areas in recent periods.

The increasing concern over climate change could also result in transition risks such as shifting customer preferences or regulatory changes. Changing customer preferences may result in increased demands regarding our solutions, products, and services, including the use of packaging materials and other components in our products and their environmental impact on sustainability. These demands may cause us to incur additional costs or make other changes to other operations to respond to such demands, which could adversely affect our financial results. If we fail to manage transition risks, including such demands, in an effective manner, customer demand for our solutions, products, and services could diminish, and our profitability could suffer.

The increasing concern over climate change could result in new domestic or international legal requirements for us to reduce greenhouse gas emissions and other environmental impacts of our operations, improve our energy efficiency, or undertake sustainability measures that exceed those we currently pursue. Any such regulatory requirements could cause disruptions in the manufacture of our products and result in increased procurement, production, and distribution costs. Our reputation and brand could be harmed if we fail, or are seen as having failed, to respond responsibly and effectively to changes in legal and regulatory measures adopted to address climate change.

Risks Related to Ownership of the ADSs

The ADSs are listed on Nasdaq, and there can be no assurance that we will be able to comply with Nasdaq’s continued listing standards.

Prior to our initial public offering, there was no public market for our common shares or for ADSs representing our common shares. As a condition to consummating our initial public offering, the ADSs offered were required to be listed on Nasdaq. Accordingly, the ADSs were listed on Nasdaq under the symbol “SYT.” Although the ADSs are listed, there can be no assurance any broker will be interested in trading ADSs. Therefore, it may be difficult to sell your ADSs if you desire or need to sell them. Our underwriters are not obligated to make a market in the ADSs, and even if it makes a market, it can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in the ADSs will develop or, if developed, that such market will continue. Furthermore, although we anticipate a mechanism allowing common shares to be exchanged at a certain ratio to ADSs in connection with our initial public offering, we may experience procedural or regulatory difficulties, from time to time, in the exchange of common shares for ADSs.

Although the ADSs have been listed on Nasdaq, there is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying Nasdaq’s continued listing requirements. Our failure to continue to meet these requirements may result in the ADSs being delisted from Nasdaq.

The price of ADSs could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. A decline in the market price of the ADSs also could adversely affect our ability to sell additional shares or ADSs or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ADSs will develop or be sustained. If an active market does not develop, holders of the ADSs may be unable to readily sell the ADSs they hold or may not be able to sell their ADSs at all.

The price of the ADSs may fluctuate substantially.

The price for the ADSs in our initial public offering were determined by us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market. You may not be able to sell your ADSs at or above the initial offering price or at any other price or at the time that you would like to sell. You should consider an investment in the ADSs to be risky, and you should invest in the ADSs only if you can withstand a total loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of the ADSs to fluctuate, in addition to the other risks mentioned in this section of the annual report, are:

●	any failure to meet or exceed revenue and financial projections we provide to the public;

●	actual or anticipated variations in our quarterly financial condition and operating results or those of other companies in our industry;

●	our failure to meet or exceed the estimates and projections of the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

●	additions or departures of our key management personnel;

●	issuances by us of debt or equity securities;

●	litigation involving our Company, including shareholder litigation; investigations or audits by regulators into the operations of our Company; or proceedings initiated by our competitors, franchisees, or customers;

●	changes in the market valuations of similar companies;

●	ADSs price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs;

●	significant sales of the ADSs by our insiders or our shareholders in the future;

●	the trading volume of the ADSs in the United States; and

●	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. Future market fluctuations may also materially adversely affect the market price of the ADSs.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for the ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades the ADSs, publishes incorrect or unfavorable research about our business, ceases coverage of our Company, or fails to publish reports on us regularly, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

Management has broad discretion as to the use of the proceeds from the initial public offering, and we may not use the proceeds effectively.

Our management has broad discretion in the application of the net proceeds from the initial public offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our businesses and cause the price of the ADSs to decline.

If the voting power of our capital stock continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

Management controls approximately 65.92% of the voting power of our outstanding common shares if all the common shares being offered are sold. As a result, management has majority voting power over all matters requiring shareholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.

This concentration of voting power may delay, deter or prevent acts that would be favored by our other shareholders. The interests of management may not always coincide with our interests or the interests of our other shareholders. This concentration of voting power may also have the effect of delaying, preventing or deterring a change in control of us. Also, management may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders. As a result, the market price of the ADSs could decline or holders of ADSs might not receive a premium over then-current market price of their ADSs upon a change in control. In addition, this concentration of voting power may adversely affect the trading price of the ADSs because investors may perceive disadvantages in owning ADSs in a company with significant holders of common shares.

If the benefits of any proposed acquisition do not meet the expectations of investors, stockholders or financial analysts, the market price of the ADSs may decline.

If the benefits of any proposed acquisition do not meet the expectations of investors or securities analysts, the market price of our ADSs prior to the closing of the proposed acquisition may decline. The market values of our ADSs at the time of the proposed acquisition may vary significantly from their prices on the date the acquisition target was identified.

In addition, broad market and industry factors may materially harm the market price of our ADSs irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our ADSs, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our ADSs also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

The payment of future dividends on our common shares, if any, will be at the discretion of our board of directors and will depend on many factors on which the board of directors may determine not to do so.

The payment of future dividends on our common shares, if any, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business. Therefore, you may not receive any dividends on your ADSs for the foreseeable future, and the success of an investment in the ADSs will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs.

Sales of a substantial number of common shares or ADSs in the public markets by our existing shareholders in the future could cause the price of the ADSs to fall.

Sales of a substantial number of common shares or ADSs in the public market in the future or the perception that these sales might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities from time to time. We are unable to predict the effect that any such sales may have on the prevailing market price of the ADSs.

The future issuance of additional common shares in connection with our stock options, convertible bonds, acquisitions or otherwise may adversely affect the market of the ADSs.

As of December 31, 2022, we had an aggregate of 49,005 common shares issuable upon exercise of outstanding stock options at a weighted average exercise price of ¥8,884 (US$67) per share. If and when these options are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

We currently plan to continue granting stock options and other incentives so that we can continue to secure talented personnel in the future. Any common shares issued in connection with the exercise of outstanding stock options would dilute your ownership interest.

The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to the holders of ADSs in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to holders of ADSs unless the distribution to such holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

Issuance of ADSs and surrender of ADSs for the purpose of withdrawal of shares may be suspended.

The depositary may suspend the issuance of ADSs or the right to surrender ADSs for the purpose of withdrawal of shares from time to time when our books or the books of the depositary are closed, or at any time if the depositary deems it advisable to do so.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying common shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees, charges or expenses to be charged to ADS holders or otherwise prejudices a substantial existing right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying common shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

Holders of ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of ADSs has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on common shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our common shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a cash distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained by the depositary at a reasonable cost and within a reasonable time. We have no obligation to take any other action to permit distributions on our common shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our common shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our common shares, the ADSs, the ADRs, the deposit agreement, or any transaction contemplated therein or the breach thereof, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If any owner or holder of ADSs, including purchasers of ADSs in secondary market transactions, brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, such owner or holder may incur increased costs of bringing a claim and may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of our ADSs in the secondary market) or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

SYLA Technologies Co., Ltd. was founded in Japan on March 3, 2009. The subsidiaries of SYLA Technologies include SYLA Co., Ltd. (100% owned), SYLA Solar Co., Ltd. (formerly known as Nihon Taiyoko Hatsuden Co., Ltd.) (100% owned), SYLA Brain Co., Ltd. (formerly known as DEVEL Co., Ltd.) (67% owned), and SYLA Biotech Co., Ltd. (formerly known as RE100.com Co., Ltd.) (60% owned). Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our principal place of business is located on the 7th floor of Ebisu Prime Square, 1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan, and our telephone number is +81345600650. Our website is https://syla-tech.jp/. Information on our website or accessible via our website is not reflected in this annual report and is not part of this annual report. Any information on our website should not be considered part of this annual report. The address of our website is included in this annual report for informational purposes only. We operate pursuant to the Companies Act of Japan. See “Item 5. Operating and Financial Review and Prospects,” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions for a detailed discussion of our capital expenditures and divestitures.

On March 30, 2023, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Boustead Securities, LLC as the representative (“Representative”) of the underwriters, relating to the Company’s firm commitment underwritten initial public offering (the “Offering”) of American Depositary Shares (the “ADSs”), each 100 ADSs represent one common share, no par value, of the Company. Pursuant to the Underwriting Agreement, the Company agreed to sell 1,875,000 ADSs to the underwriters at a public offering price of $8.00 per ADS (the “Offering Price”), On April 4, 2023, the Company closed the Offering of the 1,875,000 American Depositary Shares at a price to the public of US$8.00 per ADS, for total gross proceeds of US$15,000,000. After deducting the underwriting commissions, discounts, and offering expenses payable by the Company, the Company received net proceeds of approximately US$13.6 million. The Company intends to use the net proceeds of the offering for working capital and general corporate purposes, which may include investments, acquisitions, or strategic collaborations to expand its customer base, as well as the development and marketing of new services. The ADSs began trading on the Nasdaq Capital Market on March 31, 2023, under the symbols “SYT.” The Company rang the Nasdaq opening bell on April 10, 2023. Boustead Securities, LLC acted as the managing underwriter and bookrunner for the initial public offering.

The SEC maintains an internet site (http://www.sec.gov), which contains reports, information we are required to provide to our shareholders or otherwise make public under our home country laws, and other information regarding us that file electronically with the SEC.

B.	Business Overview

Business Overview

Our primary mission is to Democratize real estate investment around the world and aim to enrich the 100-year life era with technology and asset management.

We are engaged in three primary businesses:

(1)	We operate the asset management platform system “Rimawari-kun,” which targets individuals. We operate this platform to facilitate real estate crowdfunding as well as the purchase and sale of real estate, and the sale of solar power plants which we construct;
(2)	We operate the asset management platform “Rimawari-kun Pro,” which targets corporate investors, institutional investors, and high-net-worth individuals. We exhibit properties on this platform developed independently by us as well as a wide range of properties from other companies in the same industry and help broker those properties to investors; and
(3)	We are involved in asset management, including the leasing, brokerage, and management of real estate, and operation and maintenance of solar power plants. More specifically, we are involved in the management of rental properties, building management, and operation and maintenance of solar power generation equipment, and asset management for rental income and electricity sales generated by solar power plants owned by our Company. See “Description of our Business – Recently Discontinued Businesses – Our Role in the Crypto Mining Space” on page 55 for more information.

Business Name	Main Businesses
(1) Rimawari-kun Business

Asset management platform for individual investors

● Real estate crowdfunding (Rimawari-kun)

● Real estate development and sales (Rimawari-kun Apartment Management)

● Solar power plant sales (Rimawari-kun Solar)

● Artificial Intelligence (“AI”) (Rimawari-kun AI)

(2) Rimawari-kun Pro Business

Asset management platform for corporate investors, institutional investors, and high-net-worth individuals.

● Real estate distribution platform (Rimawari-kun Pro)

● Solar power plant distribution platform (Rimawari-kun Pro)

(3) Asset Management Business	● Apartment management ● Building maintenance and management ● Solar power plant maintenance and management ● Electricity sales ● Management of revenue-generating real estate

On December 30, 2022, in light of the deterioration of the crypto and mining machine market conditions in 2022, the Board of Directors of the Company decided to withdraw from the mining machine business by (i) discontinuing the manufacture and sale of computers (with mining machine capabilities) as of December 30, 2022, (ii) selling the computer maintenance and management services business and manufacture and sale of computers business to Getworks, a third party, which closed on January 23, 2023, pursuant to the terms of a Business Transfer Agreement, dated as of January 20, 2023, between the Company and Getworks, and (iii) discontinuing the development of the AI switch system as of December 30, 2022.

For the years ended December 31, 2022, 2021 and 2020, the Company reported revenues of ¥22,055,785 thousand (US$167,330 thousand), ¥16,665,382 thousand and ¥13,140,176 thousand, respectively, net income from continuing operations of ¥310,761 thousand (US$2,358 thousand), ¥278,688 thousand and ¥435,727 thousand, respectively, and net cash used in or provided by operating activities from continuing operations to be ¥3,401,712 thousand (US$25,808 thousand), ¥25,098 thousand and ¥269,042 thousand, respectively. As stated in the consolidated financial statements, as of December 31, 2022, the Company had retained earnings of ¥2,767,001 thousand (US$20,992 thousand). During the year ended December 31, 2022, the Company generated revenues from sales of real estate, sales of land, rental services, real estate management services, sales of solar power plants, solar power plants operation and maintenance services and sales of electricity. The Company started real estate crowdfunding business in June 2021 and generated minimal revenues from real estate crowdfunding for the years ended December 31, 2022 and 2021. The Company did not generate any revenue from sales of solar power plants, solar power plants operation and maintenance services and sales of electricity for the years ended December 31, 2021 and 2020.

Our Strategy

Real estate financing by banks in Japan is in a rigid state, with loans heavily weighted toward real estate in certain urban areas.

As a result, while some popular cities have experienced localized price increases, we believe that there are many properties in regional cities that have been unfairly undervalued due to a lack of bank financing. In order to solve this problem, our real estate crowdfunding service Rimawari-kun plays a role as an indirect financial tool.

As of 2021, online transactions in the banking and brokerage industries were 66% and 50%, respectively, of the transactions in the respective industries. On May 16, 2022, the law in Japan was amended to allow real estate transactions to be conducted online. In this first year of real estate online transactions, our mission is to increase convenience and transparency in real estate online transactions.

*See figures for 2021 from MyBoscom’s “Survey on Internet Banking” (2021).

Refer to 2021 figures from the Japan Securities Dealers Association’s “National Survey on Securities Investment (Summary of Survey Results)” (2021).

Although real estate investment is an attractive method of asset management in Japan, numerous significant issues remain unresolved. First, a major difference compared with the U.S. is that detailed information such as price and distribution channels are not recorded in the registration information after sale and there is less transparency of information for individuals. Furthermore, the real estate transaction platform designated by the Minister of Land, Infrastructure, Transport and Tourism for corporate clients is accessible only by real estate companies due to legal restrictions, resulting in information asymmetry between real estate companies and individuals. Rimawari-kun Pro is a platform that eliminates this asymmetry and provides information transparency.

In order to address these issues, we will continue to take on the challenge as a property-technology (“prop-tech”) company in Japan.

We operate platforms aimed at improving centralized real estate transactions (which have traditionally been left to major real estate companies and financial institutions) by making real estate information transparent, reducing asymmetry, and enabling diverse financing through online indirect financing.

As suggested in the recent Japanese national policy called “Invest in Kishida” (May 5th 2022, Prime Minister of Japan and His Cabinet, Speeches and Statements by the Prime Minister https://japan.kantei.go.jp/101_kishida/statement/202205/_00002.html), the Japanese government aims to redirect a portion of the approximately ¥1,100,000,000,000 thousand (approximately US$8,345,345,573 thousand) in cash and deposits languishing in Japanese bank accounts to asset management and our Company intends to become a service that solves the problem of retirement funds and pensions, which has developed into a national issue in the era of 100-year life expectancy.

The Government of Japan’s policy (as quoted in a September 22, 2022 speech by the Prime Minister of Japan available at: https://japan.kantei.go.jp/101_kishida/statement/202209/_00009.html) is to enable long-term asset building for retirement, as Japan currently has only 10% of the citizens personal assets invested in stocks, while many of their funds simply sit unused in bank accounts. In furtherance of this policy, the Japanese government extended the small investment tax exemption for five years from the end of FY2023 to the end of FY2028 while increasing the maximum qualifying annual investment amount from ¥1,200 thousand (approximately US$9,104) to ¥1,220 thousand (approximately US$9,256). The Japanese government believes this extension and increase in qualifying investment amount will incentivize people to move money from their bank accounts into investments. Additionally, as discussed in the same speech the Japanese government intends to increase investment in green transformation or “GX” and through the combination of “growth-oriented carbon pricing” and investment support, the Japanese government plans to achieve over ¥150,000,000,000 thousand (approximately US$1,138,001,669 thousand) of GX investment in Japan over the next decade. One example of the Japanese government incentivizing people to move their funds from bank accounts into investments is that regulations on the Nippon Individual Savings Account (NISA), an asset management service led by the government, have been relaxed, and the number of users has increased by more than 30% from 2019 (see https://www.jsda.or.jp/shiryoshitsu/toukei/files/nisajoukyou/nisaall.pdf). The information contained in, or that can be accessed through the foregoing website is not incorporated by reference into, and is not a part of, this Annual Report on Form 20-F. We have included this website address solely for informational purposes.

In response to the aims of the Japanese government, the Company has taken the following measures seeking to incentivize people to move money from their bank accounts into investments: (i) offering a minimum investment as low as ¥10,000 (approximately US$76), (ii) providing what it believes to be a user-friendly online platform to invest on, and (iii) offering the ability to generate returns on their investments while offering investments in socially responsible causes related to (a) clean energy (such as construction of solar power plants and apartments utilizing solar energy), (b) the elderly (such as construction of apartments with aging-in-place renovations to permit elderly to live independently), (c) animals (such as construction of pet-friendly apartments that allows multiple pets to be kept to reduce the number of animals ending up in shelters and euthanized), and (d) other local corporate initiatives.

In terms of current Japanese cash and deposits, the average for households aged 60 or over are ¥18,600 thousand (approximately US$141 thousand) and that for those aged 70 or over is ¥17,680 thousand (approximately US$134 thousand) (see “Public Opinion Survey on Financial Behavior of Households 2021” by the Central Committee on Financial Construction Methods: https://www.shiruporuto.jp/public/document/container/yoron/futari2021-/2021/pdf/yoronf21.pdf)). The information contained in, or that can be accessed through the foregoing website is not incorporated by reference into, and is not a part of, this Annual Report on Form 20-F. We have included this website address solely for informational purposes. Accordingly, the saving ratio of elderly households is high. Under the Japanese legal system, investment in real estate is superior to cash because it saves more than 30% of inheritance and gift taxes. We believe that these tax savings will incentivize people to move money from their bank accounts to our platform where they can invest in real estate. Accordingly, we expect to see an increase in participation in our asset management services.

With the Japanese government taking the lead in promoting asset management as part of its national policy, our Company has been using crowdfunding, in which investors can invest as little as ¥10,000 (approximately US$76) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform. This minimum investment amount is low enough to attract a wide range of potential customers to the company’s platform, from all ages from 18 years old and up. The Company has already seen a steady increase in the number of customers who have participated in crowdfunding to purchase condominiums on our platform. Specifically, from December 31, 2021 to December 31, 2022, the number of investors on our platform have increased from 80,500 to 237,000. We will continue to increase asset management opportunities by offering a variety of products on our platform while increasing the number of members by utilizing our unique marketing.

Description of our Businesses

Rimawari-kun Business

The asset management platform Rimawari-kun is engaged in five main business segments centering on the real estate investment in order to provide a wide range of investment products to individual investors, provide indirect financial functions to real estate venture companies, and simplify and make transparent the online real estate investment process.

In this business segment, the key goal indicator (“KGI”) is “Support and enrich people’s lives in the era of 100-year life expectancy by democratizing global real estate investment using technology and smart asset management,” as stated in our Company’s mission.

Rimawari-kun - real estate crowdfunding

Our real estate crowdfunding platform Rimawari-kun was launched in June 2021. This service allows customers to invest as little as ¥10,000 (approximately US$76) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform and perform all investment-related procedures online. This process lowers the barriers to entry experienced by individual investors, including requirements for large amounts of capital as well as lengthy and tedious borrowing procedures. The platform can also be used to finance capital expenditures and real estate development through the use of real estate, which has been a challenge for many businesses. Free registration is required to use the crowdfunding service, and all information will be available once registration is complete.

The concept of the platform is “contributing to society, creating local communities, and investing in people’s dreams and challenges,” and appeals to the empathy of individual investors interested in Environment, Social and Governance (“ESG”) investment. The platform aims to promote investment in real estate that may have been passed over for investment in the past, and achieve both economic and social returns. We have developed a wide range of investment products, from single residences to commercial buildings, factories, and lodging facilities, and created a platform that allows any of our registered users to access the real estate investment market, which has traditionally been very difficult for individuals to gain entry. There is no fee to become a registered user, although registration as a user is required in order to use our products and services. As a result, we have over 180,000 registered members. According to a market survey titled Investigation to Prove and Verify No. 1 Market Share of the Japanese Real Estate Crowdfunding Industry in May 2022 conducted by Japan Marketing Research Organization (which we engaged for a fee in the amount of ¥1,900 thousand (approximately US$14 thousand) to conduct such survey), we have the largest membership among real estate crowdfunding services in Japan.

We set key performance indicators (“KPIs”) of ¥1,200,000 thousand (approximately US$9,104 thousand) in real estate fundraising and 190,000 platform members by December 2022, and by doing so aim to become a global real estate crowdfunding platform in terms of number of members. As of September 30, 2022, FUNDRISE, the largest real estate crowdfunding platform in the U.S., has 350,000 members (see https://fortune.com/2022/07/09/rental-property-homes-recession-proof-investment-fundrise-ben-miller/), and as of September 30, 2022, RealtyMogul, the second largest, has 250,000 members (see https://www.goodfinancialcents.com/best-fundrise-alternatives/#2-realtymogul). As of the end of December 2022, the real estate fundraising amount was ¥1,406,760 thousand (approximately US$ 10,673 thousand) and the platform had 237,004 members, meaning that the KPIs that we intended to meet by the end of 2022 have been achieved.

Rimawari-kun Apartment Management - real estate development and sales.

Rimawari-kun Apartment Management provides a one-stop service for the development, construction, and sale of investment apartments for the purpose of asset management.

The development of investment apartments is facilitated by our own information sourcing abilities, the wide network of real estate brokers affiliated with our Group (2020: 4,388 people, 2021: 5,656 people, up 28.9% year-on-year, 2022: 7,383 people (as of the end of December 2022)), in addition to our expertise and extensive experience in property development.

Aiming to develop highly profitable real estate, we are developing real estate in the 23 wards of Tokyo and the central areas of Yokohama and Kawasaki as our target areas. Among such real estate development, we are developing our own brand of condominiums entitled “SYFORME” within a 10-minute walk of train stations in such wards.

We believe that our strength is our ability to transform land and make it more valuable—we purchase land for which the asset value is low, control rights in the surrounding area, and make full use of our skills and experience in construction. Furthermore, while many real estate development companies typically outsource the construction of apartments on purchased land to third-party construction firms, we handle the planning, design, and construction in-house. This allows us to reduce construction costs and serves as one of our key competitive strengths.

We have set KPIs of 165 units sold which we aimed to achieve by the end of December 2022. The number of units sold has already been achieved with 234 units sold (141% of the target) as of the end of December 2022.

Although we set a KPI of no (0) construction delays by the end of December 2022, we could not achieve the KPI by the end of December 2022 due to delays of construction of one of our buildings.

Rimawari-kun Solar - solar power generation

As a solar power generation business, Rimawari-kun Solar provides a one-stop service from land purchase to design, construction, operation, and maintenance of solar power plants. Our solar power plant developments include low-voltage, high-voltage, roof-top, and agricultural combined-use, and we are ready to design, construct, operate, and maintain all our power plants in-house. Power plants are sold to companies and individual investors who purchase them as investment products. Buyers of power generated by the solar power plants include companies operating large-scale manufacturing plants. Japan’s national policy is to increase the current ratio of renewable energy from 18% to 36% by 2030 (October 2021, Ministry of Economy, Trade and Industry Outline of Strategic Energy Plan, https://www.enecho.meti.go.jp/en/category/others/basic_plan/pdf/6th_outline.pdf). The information contained in, or that can be accessed through the foregoing website is not incorporated by reference into, and is not a part of, this Annual Report on Form 20-F. We have included this website address solely for informational purposes. Longer term, the country has also announced its 2050 Carbon Neutral Declaration policy, the goal of which is to achieve a net zero carbon emission by 2050 by increasing the use of renewable energy, and the renewable energy market is expected to continue to grow. We will continue to expand the purchase of land for solar power plants and accelerate the sale and marketing of power plants to investors and electricity consumers.

Although we set KPIs of ¥186,000 thousand (approximately US$1,411 thousand) in gross profit and 15 solar power generation units sold by the end of December 2022, we were not able to achieve the KPIs by the end of December 2022 because we experienced the following challenges: (i) shortages of key components and (ii) lower than anticipated demand during the year.

Rimawari-kun AI

We have developed Rimawari-kun AI, a system that automatically collects various real estate data found online and compiles indexes such as those for fair price and theoretical yield, and we use this system to invest in real estate. Our core technology is a real estate appraisal engine developed using proprietary algorithms based on more than 50 million pieces of big data on real estate transactions (including sales, rentals, and contracts) that we have collected and accumulated independently. In addition, the engine has also been recognized at the Japanese Society for Artificial Intelligence 2020 and MIPR2021 international conferences as the “Highest Accuracy Price Estimation Model.” By introducing these technologies into our Rimawari-kun Pro business, we intend to eliminate various market inefficiencies that have been a problem in the Japanese real estate industry, such as poor investor retention caused by the lack of transparency of information. Our goal is to create a platform where all real estate operators and investors can instantly know the fair price of a property based on big data, and conduct real estate transactions efficiently and with lower commissions.

Rimawari-kun Pro Business

Our real estate crowdfunding platform Rimawari-kun allows members to invest as little as ¥10,000 (approximately US$76) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform and perform all investment-related procedures online. Conversely, Rimawari-kun Pro is a platform where we publish information on product sales on the Internet and solicits bids to sell assets where users can buy and sell high ticket items such as commercial buildings, apartment buildings, apartments, sites for development, accommodations, power plants, and solar plants. High ticket items such as these can be difficult to distribute in the market due to either lack of access by prospective sellers or purchasers or due to having to go to separate sources to identify and find these items. Additionally, in Japan, the real estate transaction platform designated by the Minister of Land, Infrastructure, Transport and Tourism for corporate clients is accessible only by real estate companies due to legal restrictions, resulting in information asymmetry between real estate companies and individuals. Rimawari-kun Pro is a platform that eliminates this asymmetry and provides information transparency to potential sellers and purchasers of such items.

The Rimawari-kun Pro business aims to eliminate various market inefficiencies that have been a problem in the Japanese real estate industry, such as poor investor retention caused by the lack of transparency of information. Our goal is to create a platform where all real estate operators and investors can instantly know the fair price of a property based on big data, and conduct transactions efficiently and with lower commissions. Rimawari-kun Pro simplifies the process of exhibiting online for sellers, provides transparency of information to buyers, and builds a platform that enables transactions to take place online at high speed. This has expanded the number of participants in online transactions and enabled access to merchandise (such as commercial buildings, apartment buildings, apartments, sites for development, accommodations, power plants, and solar plants) that would normally be difficult to distribute in the market (by the fact that they are high ticket items with a limited number of buyers and sellers), contributing not only to solving issues in real estate distribution but also to improving the efficiency of our own purchasing operations. There are many transactions in which appropriate information on real estate transactions, such as fair prices, is not correctly conveyed to both parties due to the enclosure of sellers and buyers by certain real estate agents. We have dealt with more than 1,000 real estate agents, and by having them participate in Rimawari-kun Pro, we believe that we will ensure that real estate transactions are conducted with more transparency.

The two platforms provide different services. As opposed to the Rimawari-kun platform which is a real estate crowdfunding platform, Rimawari-kun Pro brings sellers and purchasers of items together where they can transact sales and purchases with each other online on the Rimawari-kun Pro platform. Each of the two platforms operate on a separate operating system and have separate memberships. Customers can use one, or both of these platforms, as they wish to best fit their needs. The Company, as well as third parties, can avail themselves to the different services available on each the Rimawari-kun platform and the Rimawari-kun Pro platform.

Clients of the Rimawari-kun Pro Business are mainly corporate clients and players in the corporate real estate investment market, such as J-REITs, real estate funds, institutional investors, and brokers. In addition, there are also high-net-worth individual investors, and our clientele targets are wide-ranging. The customers of the Asset Management Business are those in the Rimawari-kun platform, including owners, lessees, rental brokerage firms, individuals and management associations. Each platform membership is an independent membership organization.

Rimawari-kun platform versus the Rimawari-kun Pro platform

	Rimawari-kun platform	Rimawari-kun Pro platform
Key Functions	A real estate crowdfunding platform that offers real estate investment for a small investment amount	A platform where users can buy and sell high ticket items
Types of Product Offerings	Users can use the platform to invest funds in various real estate projects such as condominiums and data centers	Users can buy and sell items such as commercial buildings, apartment buildings, apartments, sites for development, accommodations, power plants, and solar plants
Types of Users	Individual investors, owners, lessees, rental brokerage firms, and management associations	Mainly corporate clients and players in the corporate real estate investment market, such as J-REITs, real estate funds, institutional investors, and brokers
Membership	Each platform membership is an independent membership organization, we currently have over 237,000 user members of the Rimawari-kun platform	Each platform membership is an independent membership organization, we currently have 1,783 user members of the Rimawari-kun Pro platform

The Rimawari-kun platform enables us to raise funds other than bank loans in the real estate development business flow, and to sell developed real estate on the Rimawari-kun Pro platform. The two platforms have a synergistic effect in the real estate development business.

In this business segment, the KGI is “Maximizing customer profits and making real estate transactions simple for everyone.”

KPIs have set at ¥6,780,000 thousand (approximately US$51,438 thousand) in total transaction, which we aimed to achieve by December 2022. As of the end of December 2022, we have achieved the target with the total transaction amount of ¥6,907,630 thousand with 6 properties.

Asset Management Business

The asset management business focuses on rental income from real estate owned by the Company, as well as lease management, building management, operation and maintenance of solar power plant, and electricity sales contracted in the Rimawari-kun business.

In this business segment, the KGI is “Stable profitability of the Rimawari-Kun and Rimawari-Kun Pro businesses.”

Apartment management

The apartment management business provides apartment management services for properties managed by the Rimawari-kun Business, properties owned by us, and properties leased under subleases. We currently manage approximately 3,205 units as of the end of March 2023.

We have introduced an application exclusively for tenants and owners. The application’s chat function and notification functions allow for speedy communication. In addition, various kinds of attachments and images can be exchanged. All applications are also accepted online.

The rooms are Internet of Things (“IoT”)-enabled, and many home appliances can be operated with a smartphone. In addition, a dedicated application allows access to various services provided by partner companies, such as water servers, car rentals, restaurants, and esthetic clinics.

Building maintenance and management

The building maintenance and management business provides building maintenance and management services commissioned by the Rimawari-kun Business.

In addition to building maintenance and management, we also hold a construction business license, which enables us to receive orders for large-scale repair and maintenance work, and allows us to reduce costs compared with outsourcing to other companies.

For apartment management and building maintenance and management, we have set KPIs of 3,152 units under management by December 2022. The number of units under management has already reached 3,193 units as of the end of December 2022, and accordingly this KPI has already been achieved.

Rental income from owned properties

Assets held by the Company during the year ended December 31, 2022*			(Unit: thousand yen (¥))
		Acquisition cost	Annual rent
Commercial building	8 buildings	4,979,040	229,911
Residence	217 houses	5,155,380	352,192
Total		10,134,420	582,103

*excludes rental income of ¥425,009 thousand (US$3,224 thousand) in the year ended December 31, 2022 from properties subleased by the Company at a premium over the Company’s lease payments.

Recently Discontinued Businesses

On December 30, 2022, in light of the deterioration of the crypto and mining machine market conditions in 2022, the Board of Directors of the Company decided to withdraw from the mining machine business by (i) discontinuing the manufacture and sale of computers business (with mining machine capabilities) as of December 30, 2022, (ii) selling the computer maintenance and management services business and manufacture and sale of computers business to Getworks, a third party, which closed on January 23, 2023, pursuant to the terms of a Business Transfer Agreement, dated as of January 20, 2023, between the Company and Getworks, included herewith as Exhibit 4.6, and (iii) discontinuing the development of the AI switch system as of December 30, 2022.

Rimawari-kun Miner computer manufacture and sales business (recently discontinued)

Rimawari-kun Miner designed, developed, manufactured, and sold computers (until December 30, 2022 when we decided to discontinue the manufacture and sale of the computers in light of the deterioration of the crypto and mining machine market conditions in 2022) that incorporated state-of-the-art semiconductor GPUs used for AI and graphics processing. The Rimawari-kun Miner series of computers sold by us (until December 30, 2022 when we decided to discontinue the manufacture and sale of the computers in light of the deterioration of the crypto and mining machine market conditions in 2022) were powered by renewable energy, making full use of solar power, groundwater cooling, and biomass power generation and were uniquely designed for low power consumption and high performance and was manufactured completely in-house, enabling mass production at low cost and achieving higher profit margins than other companies in the industry.

Although we set KPIs of sales to achieve ¥950,000 thousand (approximately US$7,207 thousand) and 500 computers (with crypto mining capabilities) sold by the end of December 2022, we were not able to achieve the KPIs by the end of December 2022 because we experienced the following challenges: (i) stagnation of mining machine sales as a result of the deterioration of the crypto currency market conditions since mid-September 2022 and (ii) delays in deliveries of parts and materials to produce the computers with crypto mining capabilities.

In addition, we develop and sell biomass power plants and provide AI systems for computer management. Rimawari-kun Miner also designed and manufactured containers (until December 30, 2022 when we decided to discontinue the manufacture and sale of containers in light of the deterioration of the crypto and mining machine market conditions in 2022) specifically for computers to meet the needs of its customers, and its container characteristics make it possible to manufacture and deliver these machines in a short period of time. In the biomass fuel development and power sales business, we plan to generate electricity from our proprietary biomass fuel and sell it to companies for their own use or to corporations (operation is scheduled to start in May 2023).

AI Switch System (discontinued development)

In addition, our proprietary AI switch system was still under development and had not yet been released for use prior to our decision to discontinue the development of the AI switch system on December 30, 2022 in light of the deterioration of the crypto and mining machine market conditions in 2022. We were planning on offering the AI switch system service as an integrated service with (not a separate service from) computer operation and management services and only making it available to customers that purchase computer operation and management services from us. The general concept of the AI switch system that we envisioned was a system that would automatically collect cryptocurrency market information and notify customers which coins were most profitable in the past 24 hours. Such customers would then choose which coins to mine based on such market information.

The details regarding the operation of the AI switch system had not yet been determined prior to our decision to discontinue its development on December 30, 2022 in light of the deterioration of the crypto and mining machine market conditions in 2022, including, but not limited to, (i) how the AI switch system would collect cryptocurrency market information and where it would collect it from, (ii) how customers would be notified which coins were most profitable in the past 24 hours, how often they would be notified and if this would be the only information provided to our customers, (iii) how the customers would access the AI switch system, (iv) how we would be compensated, if any, for AI switch system services, including whether it would be a flat or variable fee, and (v) how we would account for the revenues earned from the AI switch system when in operation. As the AI switch system was still under development and has not yet been released for use prior to our decision to discontinue its development on December 30, 2022, no revenues have been earned from the use of the AI switch system to date and, accordingly, no revenues from the AI switch system have been accounted for in the financial statements or discussed in the footnotes thereto.

Computer maintenance and management business (recently discontinued)

In the computer maintenance and management business, we maintained and operate renewable energy computers (until January 23, 2023 when we closed on the sale of the computer maintenance and management services line of business to Getworks) that made full use of solar power, groundwater cooling, and biomass power generation. We will also develop and sell electricity from biomass power plants after May 2023. To meet the growing demand for decentralized data centers in rural areas of Japan, we previously manufactured and sold computer containers to meet customer needs. In the development and sale of biomass power plants, we estimate that the cost is about 30% lower than that of solar power plants, and we are conducting research and development of biomass fuel for further technological innovation. In the future, we aim to further increase profitability by further enhancing power generation capacity.

We provided an environment (rack space, power, air conditioning, networks, security, hosting, after-sale technical, daily maintenance services) for the mining machines of customers to operate continuously throughout the contract period under the mining machine operations and management service arrangement.

The Company did not provide any service to coordinate its customers’ mining efforts. The customers of the Company performed mining on an individual basis, by joining different mining pools, the decision of which was made at the sole discretion of each customer, including but not limited to the type of crypto currency to mine, the type of mining pool to join, the time to start or stop mining etc.

The fee charged to the customers was based on utilities consumed by mining machines of each customer, mainly including air conditioning, electricity etc. The fee structure was not designed to be based on the successful mining efforts. The fees did not vary by the services provided and there was only one fee structure, as the Company only provided one type of service, which was to provide an environment for the mining machines to operate continuously throughout the period to its customers.

The Company did not hold any crypto asset on behalf of the customers or any other third party. The Company did not directly engage in crypto mining.

Notwithstanding the foregoing, in light of the deterioration of the crypto and mining machine market conditions in 2022, the Board of Directors of the Company decided to sell the computer maintenance and management services business to Getworks, which closed on January 23, 2023, pursuant to the terms of a Business Transfer Agreement, dated as of January 20, 2023, between the Company and Getworks.

Our Role in the Crypto Mining Space

On January 23, 2023, we closed on the sale of the computer maintenance and management services business line and manufacture and sale of computers business line to Getworks. Therefore, as of and after January 23, 2023, we are completely withdrawn from the mining machine business and no longer have any role in the crypto mining space. Prior to January 23, 2023, our role in the crypto mining space was limited to:

●	In the computer maintenance and management business, we maintained renewable energy computers that made full use of solar power, groundwater cooling, and biomass power generation.

●	We provided an environment (rack space, power, air conditioning, networks, security, hosting, after-sale technical, daily maintenance services) for the mining machines of customers to operate continuously throughout the contract period under the mining machine operations and management service arrangement.

●	The Company did not provide any service to coordinate its customers’ mining efforts. The customers of the Company performed mining on an individual basis, by joining different mining pools, the decision of which was made at the sole discretion of each customer, including but not limited to the type of crypto currency to mine, the type of mining pool to join, the time to start or stop mining etc.

●	The fee charged to the customers was based on utilities consumed by mining machines of each customer, mainly including air conditioning, electricity etc. The fee structure was not designed to be based on the successful mining efforts. The fees did not vary by the services provided and there was only one fee structure, as the Company only provided one type of service, which was to provide an environment for the mining machines to operate continuously throughout the period to its customers.

●	The Company did not hold any crypto asset on behalf of the customers or any other third party. The Company did not directly engage in crypto mining.

The deterioration of the crypto currency market conditions since mid-September 2022 and delays in deliveries of parts and materials to produce the computers with crypto mining capabilities had adversely affected sales of our computers with crypto mining capabilities in 2022.

In light of the deterioration of the crypto and mining machine market conditions in 2022, on December 30, 2022, the Board of Directors of the Company decided to sell the computer maintenance and management services business to Getworks, which closed on January 23, 2023, pursuant to the terms of a Business Transfer Agreement, dated as of January 20, 2023, between the Company and Getworks.

Industry Overview

The prop-tech industry, of which we are a part, is affected by trends in the real estate transaction market due to changes in economy, interest rate levels, land price levels, and other factors. Therefore, trends in the real estate transaction market may affect buyers’ willingness to invest in real estate, which in turn may affect our business performance and financial position.

In the past two decades, household financial assets have increased about 1.5 times in Japan and 3.3 times in the U.S., a gap of about two times. The ratio of cash and deposits to total household financial assets is 54.2% in Japan and 13.7% in the U.S. This indicates that Japanese households have strong trust in cash and deposits, while U.S. households have a high level of trust in investments. (*From the Financial Services Agency’s “Financial Report for the Fiscal Year Ended March 31, 2016” (2017))

Currently in Japan, the outstanding national debt has now exceeded 2.5 times the GDP, making certain systemic financial issues more obvious. The aging of the population and decline in birthrate show no signs of slowing down, social security expenses are increasing without limit, and the problem of insufficient pensions has become a national issue. In the era of 100-year life expectancy, it is said that the average amount of insufficient funds for the average retiree is ¥40,000 thousand (approximately US$303 thousand), and there is an urgent need for people to secure income beyond their pensions. Under such circumstances, the grand design and implementation plan of “new capitalism” advocated by Japan’s federal leadership, the Kishida Cabinet, are underway. The “Doubling Asset-Based Income Plan” established by the Prime Minister of Japan, to promote investment with tax benefits, is expected to encourage households to invest their savings.

Real Estate Crowdfunding Industry

Although there are many entrants in the two domains of “Asset Management” and “Technology Application,” both of which are expected to expand due to the government’s support, the potential remains very high in terms of market growth. Therefore, we believe that there is great potential for real estate crowdfunding on the asset management platform Rimawari-kun. The global real estate crowdfunding market expanded from approximately ¥243,000,000 thousand (approximately US$1,843,563 thousand) in 2016 to approximately ¥2,373,000,000 thousand (approximately US$18,003,186 thousand) in 2020, and it is predicted to grow to ¥42,122,000,000 thousand (approximately US$319,556,042 thousand) by 2026. (CAGR of 67.4% based on 2016).

In the Japanese domestic market, the market expanded from about ¥1,200,000 thousand (approximately US$9,104 thousand) in 2018 to about ¥25,000,000 thousand (approximately US$189,667 thousand) in 2022. It is predicted to grow to approximately ¥1,533,000,000 thousand (approximately US$11,630,377 thousand) by 2026. (CAGR 68.0% based on 2016).

(Global Real Estate Crowdfunding Market, 2016 - 2026, Facts and Factors.)

Real Estate Development Industry

In the real estate development industry, of which Rimawari-kun Apartment Management is a part, the number of new housings starts in FY2021 was 856,484 units, an overall increase from the previous year (according to the Ministry of Land, Infrastructure, Transport and Tourism, Policy Bureau, Construction Economics Statistics and Research Office, Building Construction Starts Statistics Survey Report 2021 3-year total). In December of the same year, the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) reviewed its Environmental Action Plan, which includes securing ZEH and ZEB standards for new buildings, and it is expected that future new buildings will be required to be built in consideration of the environment, including ZEH and ZEB standards (Ministry of Land, Infrastructure, Transport and Tourism Policy Bureau, Environmental Action Environmental Action Plan (December 27, 2021)).

In addition, the Building Lots and Buildings Transaction Business Act was revised on May 18, 2022, allowing for the digitization of important item descriptions and other documents required for real estate transactions such as leasing and buying and selling and making it possible to perform real estate transactions online.

Solar Power Industry

ZEH is an abbreviation for net Zero Energy House, meaning “a house with an energy balance of zero or less.” ZEB stands for net Zero Energy Building, meaning “a building with an energy balance of zero or less.” In other words, the amount of energy consumed per year is effectively reduced to zero or less by balancing the energy used in the home with the energy generated by solar power generation and other means.

In the photovoltaic industry, of which Rimawari-kun Solar is a part, the introduction of photovoltaic power generation facilities increased significantly with the start of the FIT (Feed-in Tariff) scheme in July 2012.

In order to increase the ratio of renewable energy installations from solar power generation, the FIP system for renewable energy was launched on April 1, 2022. The new FIP system is designed to encourage the integration of renewable energy into the variable electricity market while providing public subsidies to encourage renewable energy producers. It also aims to reduce the burden on consumers through this process. It is likely that carbon neutrality will become mandatory for many countries and companies in the future, and the development and supply of electricity to companies that have committed to RE100 (Renewable Energy 100%) and to power plants is expected to expand.

The total amount of electricity generated from renewable energy sources, mainly solar power, has been increasing year by year, reaching 8,196 thousand kW at the end of FY2020, equivalent to 53% of the FY2030 target (15,405 thousand kW) of the 6th Basic Energy Plan. The market is expected to reach ¥1,798,600,000 thousand (approximately US$13,645,399 thousand).

In addition, the competitive advantage of renewable energy power is increasing due to the soaring electricity prices caused by the weak yen and high raw material prices.

Artificial Intelligence Industry

The domestic AI market, of which Rimawari-kun AI is a part, is expected to reach ¥5,195,000,000 thousand (approximately US$39,412,791 thousand) in 2030 (3.8 times that of 2020), and rapid market growth is anticipated. (Fuji Chimera Research Institute, Inc. “2022 Digital Transformation Market Future Outlook, Market Edition”).

The total sales of the AI industry excluding digital transformation in FY2020 will be approximately ¥51,330,000 thousand (approximately US$389,424 thousand), an increase of 19.9% over the previous year. One of the reasons for this increase is the rapid expansion of telecommuting amid the COVID-19 pandemic and the growing number of companies promoting online business efficiency, which has encouraged the increased use of AI. In the AI industry, the number of new vendors entering the market is increasing and competition is intensifying. However, the real estate price calculation AI developed by Rimawari-kun AI is categorized in the field of price visualization and appraisal, and the number of entrants has remained flat or slightly increased over the past few years.

The AI services provided by Rimawari-kun AI are also offered as a business enhancement function for each of our Group’s businesses, and the outlook is not directly affected by industry or market trends.

The investment market for revenue-generating real estate for corporate clients and high-net-worth individuals, of which Rimawari-kun Pro is a part, is a market worth ¥272,300,000,000 thousand (approximately US$2,065,852,363 thousand). In Japan, distribution is limited to real estate trading platforms designated by the Ministry of Land, Infrastructure, Transport and Tourism and a few major platforms. With such a major change in the market environment taking place, the liquidity of the Japanese real estate market is expected to increase dramatically. In addition, we believe that the trend of a weak yen in the foreign exchange market will also provide the Japanese revenue-generating real estate market with significant room for expansion, even when viewed in the context of the rest of the world.

Real Estate Management Industry

In the real estate management industry, of which the asset management business (property management) is a part, the population of central Tokyo continues to rise in terms of the rental market, and as of May 2022 it has become possible to perform real estate contracts online, allowing for non-face-to-face and electronic processing of written procedures. This requires us to shift our operations online as quickly as possible ahead of expected market demand.

Meanwhile, in the building maintenance and management business, the overall building units is increasing year by year, and with regard to the number of investment apartment units sold in the Tokyo metropolitan area, the number of units supplied increased by 118 units (3.2%) compared with 3,650 units in the same period last year (January to June 2021), and demand for building management and maintenance remains firm.

Furthermore, apartments and buildings constructed during the high economic growth period are aging, and with demand for reconstruction and commensurate maintenance, management is expected to continue to be in demand in the future.

Our Products and Services

Real Estate Crowdfunding Service

The real estate crowdfunding service on the Rimawari-kun platform allows members to invest as little as ¥10,000 (approximately US$76) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform and earn a scheduled yield, based on the concept of “contributing to society, creating local communities, and investing in people’s dreams and challenges.” Everything from member registration to investment execution can be completed online. In addition, in order to manage clients’ assets in a sustainable, safe, and secure manner, we carefully select and screen all properties to be exhibited, and the entire process from property management to sale can be entrusted to us, a professional real estate firm. This allows investors to invest in and manage real estate without the need for time and advanced knowledge.

Apartment Building Development and Management

In Rimawari-kun Apartment Management (real estate developer business), we position “create the real estate we want” as our philosophy and sell apartments under the original brand “SYFORME” based on this philosophy. Apartments in the SYFORME series are designed with the customer’s lifestyle in mind and are intended to be beautiful and comfortable to live in. The exterior design is a universal design that is not influenced by trends, with a concrete, glass, stainless steel, and wood-grained exterior. The interior planning incorporates the opinions of the rental management department, and we have created color schemes and layouts that make it easy to place furniture in any position. In addition, the rooms are IoT-enabled, with many of the home appliances capable of being controlled via smartphone. In addition, a dedicated app is provided to customers, allowing them to use chat and notification functions and view rent payment statements, as well as various services provided by partner companies, such as water servers, car rental, restaurants, and esthetic clinics.

As a result, SYFORME series apartments boast an occupancy rate of over 99% throughout the year with the support of many customers.

In addition, we have received awards from the National Housing Industry Association twice in the past for our excellent business projects in recognition of its manufacturing efforts.

Solar Power Plant Development and Maintenance

Rimawari-kun Solar sells photovoltaic power plants (including ground mounted solar installations) and roof-mounted solar power generation equipment. We procure materials from major domestic and overseas panel and power conditioner manufacturers and provide design, construction, and maintenance services for solar power plants that meet the standards designated by the Ministry of Economy, Trade and Industry. In addition, the Chubu region, where we are developing our business, has the highest power generation output in Japan under the climatic conditions, so the revenues from electricity sales tend to be higher than in other regions. In terms of maintenance, we not only inspect and repair power plants but also remotely monitor mowing, weeding, and other tasks that affect power generation.

Artificial Intelligence

Rimawari-kun AI operates a system that automatically collects various real estate data found online and compiles indexes such as those for fair price and theoretical yield. We are also engaged in efficient real estate investment utilizing the multifaceted information collected by Rimawari-kun AI. Our core technology is a real estate appraisal engine developed using proprietary algorithms based on more than 50 million pieces of big data on real estate transactions (including sales, rentals, and contracts) that we have collected and accumulated independently. This system enables instantaneous analysis and selection of real estate properties and has made it possible to break away from the traditional labor-intensive and individualistic real estate analysis and selection process. Real estate information is rated based on a proprietary scoring system that includes nearest station, station walk, age, square footage, floor plan, and structure, and is instantly extracted and notified. This system not only analyzes our purchase information, which reaches 60,000 cases a year, but also improves customer satisfaction by recommending excellent real estate rated by AI to customers who are not knowledgeable in real estate selection. The system is also utilized in the Rimawari-kun Pro Business offered by us, which provides advice on real estate transactions to investors and real estate businesses based on data analyzed by the Rimawari-kun AI, such as rent forecasts and real estate price evaluations. The system is also used for various data analysis in our various businesses.

Concentration of Customers and Suppliers

Customers

It is the nature of our business that a high concentration of our revenue is in the real estate division and therefore when we sell buildings and condominiums that we construct there is a tendency to have large customers who acquire such properties. Accordingly, in each year there may be a small number of customer purchasers from whom we generate our revenue. These customers may not be repeat customers and in each year it may be different single purchaser or small number of purchasers from which we generate a large percentage of our revenues. We rely on these purchasers and there is a risk that these purchasers may be unable to make payment under their obligations to us thereby affecting our revenues.

In 2021, we constructed and sold two buildings, Oimachi II PJ (total units: 39) and Sumiyoshi PJ (total units: 79), to a single customer, Mitsui & Co. Digital Asset Management, which accounted for 24.12% of our total revenues in 2021. The contracts were separate sales contracts for each of the two buildings. The purchase price for each building was paid in two installments: after the completion of the building and at the time of delivery of the property. There are no long-term contracts or arrangements.

During the year ended December 31, 2022, we constructed and sold seven buildings, Kameido PJ (total units: 39), Nishi-koyama PJ (total units: 35), Asakusa II PJ (total units: 27), Edogawabashi PJ (total units: 27), Higashi-ikebukuro PJ (total units: 26), Kiba I (total units: 45), Kiba II (total units: 24) to a single customer, Mitsui & Co. Digital Asset Management. Three properties (Nishi-Koyama PJ, Asakusa II PJ, and Edogawabashi PJ) were paid in a lump sum during the third quarter of FY 2022. Sales of seven properties account for 34.59% of the total sales for the fiscal year. There are no long-term contracts or arrangements.

Any payment issues encountered by these large customers would likely harm our financial condition and results of operations.

Suppliers

Historically, we have relied to a material extent on certain suppliers. Although the Company has over 100 suppliers, certain suppliers are consistently supplying over 10% of the Company’s total supplies per year.

As part of our real estate business, we resell buildings and land that have been constructed and developed by general contractors, general real estate companies or developers to third parties. In the case where we own the land, we engage a general contractor, general real estate company or developer to construct and develop the building or land and we make progress payments towards the construction and development of the building or land. In the case where we do not own the land (but rather the general contractor, general real estate company or developer owns the land), we purchase the constructed building with the land or developed land from the general contractor, general real estate company or developer upon completion. In Japan, we consider the general contractor, general real estate company or developer in these types of arrangements to be that of a supplier of buildings and land. In the past, we have routinely engaged Jyukyo Construction Co., Ltd., among several general contractors to construct condominiums under this type of supply arrangement for us.

In 2020, the condominium buildings constructed by Jyukyo Construction Co., Ltd. accounted for 16.16% of the supplies we received from our suppliers. The total sales price for the condominium building was paid by us within 6 months of the completion of the building. Thereafter, we resold the condominium building to our client. We have no long-term contract or arrangement with Jyukyo Construction Co., Ltd.

During the year ended December 31, 2022, Sankoh Build. Inc. accounted for 19.35%, Fuetsu Construction Corp. for 16.69%, GODA KOUMUTEN CO., LTD. for 14.23%, and Jyukyo Construction Co., Ltd. for 13.48% of the supplies we received from our suppliers. The total sales price for the condominium building was paid by us within 5 months of the completion of the building. Thereafter, we resold the condominium building to our client. We have no long-term contract or arrangement with the above general contractor.

If we should encounter delays or difficulties in obtaining the building or land in these supply arrangements, our business related to these supplies and our financial condition, results of operations and reputation could be adversely affected.

Sales and Marketing

As part of our unique marketing policy, we have a 0-yen advertising placement fee to increase the number of members of Rimawari-kun. On the other hand, we offer special incentives for influencers and affiliates, and we provide close communication and hold many events to encourage outside marketers to recommend Rimawari-kun. We believe that one of our strengths is that we provide unparalleled content through our network of various celebrities, creating a fan community that is comfortable recommending the Rimawari-kun platform.

Alliance with Rakuten Group, Inc.

As of December 2022, we had 237,004 members on our real estate crowdfunding platform. According to a market survey titled Investigation to Prove and Verify No. 1 Market Share of the Japanese Real Estate Crowdfunding Industry in May 2022 conducted by Japan Marketing Research Organization (which we engaged for a fee in the amount of ¥1,900 thousand (approximately US$14 thousand) to conduct such survey), we have the largest membership among real estate crowdfunding services in Japan. As of December 2022, 17,500 of the 237,004 members were derived from the marketing program associated with Rakuten Group, Inc. In December 2021, we entered into a capital and business alliance with Rakuten Group, Inc. and we are the exclusive provider in the real estate industry of data marketing utilizing purchasing behavior to Rakuten members, which number over 100 million. Rakuten members in their 20s to 40s are the largest bracket of Rakuten members, which leads to the acquisition of members with a high affinity for real estate investment. This marketing program offers a variety of benefits using Rakuten points, the most widely used in Japan, to increase retention, and to achieve reciprocal customer traffic between Rakuten Group and Rimawari-kun. Specific rewards include daily login points and birthday login point gifts to improve the customer experience (“UX”) and investment performance. In addition, to further increase conversion rates, Rakuten customers who invest within the Rimawari-kun platform are offered substantial discounts.

At Rakuten Group, Rakuten members can access various services and products, including our service. Users can access Rimawari-kun through e-mail marketing sent to Rakuten members and advertising of Rimawari-kun on the Rakuten service site. There is no fee to become a member of Rakuten Group.

Rakuten members can earn Rakuten points by purchasing products and services advertised on the Rakuten marketplace. Rakuten points are purchased from Rakuten Group by the advertisers and awarded to the Rakuten members that purchase the products and services from the advertisers. In other words, the Company purchases Rakuten points from Rakuten and awards Rakuten members that purchase products and services on the Rimawari-kun platform (as Rimawari-kun members) with Rakuten points. The Company purchases approximately ¥2,306 thousand (US$17 thousand) worth of Rakuten points per month. We believe that we can expect further growth in the Rimawari-kun membership from Rakuten members by attracting them with Rakuten point awards while increasing the amount of Rakuten points in circulation for Rakuten Group.

Crowdfunding

Based on these marketing initiatives, as a result of the entrance of Rimawari-kun platform which allows individuals to invest as little as ¥10,000 (approximately US$76) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform, an average of over 400 customers per day are registering as members. As a result, we believe Rimawari-kun has established a dominant position as a platform in Japan, attracting a wide range of members comprised of not only those with real estate investment experience but also all consumers in the super-affluent, affluent, semi-affluent, middle class, and lower-class brackets (brackets defined below under “– Customers”). consumers who are considering asset formation. In addition, by providing investment opportunities centered on a variety of content and group products tailored to the attributes of each customer, we are working to increase customer satisfaction and lifetime customer value (“LTV”) while controlling the cost of acquiring customers for each product.

Real Estate Sales

For Rimawari-kun Apartment Management, in order to attract an even wider range of customers, we conduct marketing sales through inquiries from Rimawari-kun, marketing sales mainly to Rimawari-kun members, and referral sales through referrals from customers.

In marketing sales, we sell to Rimawari-kun members, and since advertising costs as little as ¥1,000,000 (approximately US$7,587) per month for apartment sales, we have extremely efficient marketing.

In referral sales, we strive to improve customer satisfaction through Rimawari-kun and conclude partner agreements between us and clients, whereby our affiliated partners introduce our services to new clients. Alongside marketing sales and referral sales, in addition to our original brand SYFORME focusing on customers ranging from the semi-affluent bracket, middle class bracket, and lower-class bracket (brackets defined below under “– Customers”), we will continue to offer only real estate with an asset quality that has been objectively and highly evaluated under the scoring system of Rimawari-kun AI. As a result, as of December 31, 2022, we had 1,160 apartment customers, 2,260 units under management, average assets per customer of ¥52,251 thousand (approximately US$396 thousand), and total investment of ¥60,611,700 thousand (approximately US$459,841 thousand).

Solar Power Plants

The low-voltage solar power plants handled by Rimawari-kun Solar are sold as investment products primarily to customers in the semi-affluent, middle class, and lower-class brackets (brackets defined below under “– Customers”). These customers are primarily 20 to 40 years old who benefit from the speedy online contracting process. We also sell to corporate clients through the ORIX Group, a major Japanese financial services group with which we have a capital and business alliance. In the field of high-voltage power plants, the recent dramatic growth in demand for renewable energy has made it easy to attract customers through financial institutions and corporate referrals. Currently, the market environment is such that demand outstrips supply, making it imperative to strengthen procurement.

Customers

Customer Brackets

The customers that we serve are divided into five financial brackets based on the value of their financial asset holdings:

“Super-affluent bracket” refers to individuals with financial asset holdings with a value of ¥500,000 thousand (US$3,793 thousand) or more.

“Affluent bracket” refers to individuals with financial asset holdings with a value between ¥100,000 thousand (US$759 thousand) and ¥500,000 thousand (US$3,793 thousand) or more.

“Semi-affluent bracket” refers to individuals with financial asset holdings with a value between ¥50,000 thousand (US$379 thousand) and ¥100,000 (US$759 thousand).

“Middle class bracket” refers to individuals with financial asset holdings with a value between ¥30,000 thousand (US$228 thousand) and ¥50,000 thousand (US$379 thousand).

“Lower class bracket” refers to individuals with financial asset holdings with a value lower than ¥30,000 thousand (US$228 thousand)

Rimawari-kun Business

The customers of the Rimawari-kun Business are individual investors primarily from all brackets and split across five business segments.

Crowdfunding

The real estate crowdfunding customer base for the Rimawari-kun platform has more than 237,000 registered members who can invest for as little as ¥10,000 (approximately US$76) in a real estate investment among a portfolio of real estate investment opportunities offered on the platform. The main customers are mainly people belonging to the lower-class bracket aged 20s-40s who benefit from the speedy online contracting process.

Real Estate Investment by Individual Investors

Rimawari-kun Apartment Management (real estate) customers are mainly semi affluent bracket and middle class bracket individual investors who are building assets through real estate investment.

Solar Power Plants

While the majority of Rimawari-kun Solar’s clients are individuals, our plans to expand to corporate clients on the Rimawari-kun platform and cultivate new clients throughout Japan through referrals from existing clients.

Artificial Intelligence

Rimawari-kun AI’s customers are small and medium-sized real estate companies, and in the prop-tech industry where technological capabilities determine who wins and who loses, the engine has been recognized as the “most accurate price estimation model” by the Japanese Society for Artificial Intelligence 2020 and the MIPR 2021 international conference. In order to keep the technology confidential, we will limit our clientele to individual and corporate investors who use Rimawari-kun.

Rimawari-kun Pro Business - Real Estate Investment by Corporate Clients and High-Net-Worth Investors

Clients of the Rimawari-kun Pro Business are mainly corporate clients and players in the corporate real estate investment market, such as J-REITs, real estate funds, institutional investors, and brokers. In addition, there are also high-net-worth individual investors, and our clientele targets are wide-ranging.

The customers of the Asset Management Business are those in the Rimawari-kun platform, including owners, lessees, rental brokerage firms, and management associations.

Competition

The revenue-generating real estate market, of which we are a part, has a large number of competitors, ranging from major companies to new entrants. In particular, the real estate crowdfunding industry is crowded with competitors, with 280 companies having entered the market as of December 31, 2022, including many leading listed companies such as Owner’s Book, Creal, and Rimple.

Amidst this environment, Rimawari-kun has surpassed 237,000 registered members. According to a market survey titled Investigation to Prove and Verify No. 1 Market Share of the Japanese Real Estate Crowdfunding Industry in May 2022 conducted by Japan Marketing Research Organization (which we engaged for a fee in the amount of ¥1,900 thousand (approximately US$14 thousand) to conduct such survey), we have the largest membership among real estate crowdfunding services in Japan.

We have a growing customer base in addition to the diverse marketing methods and products tailored to various customer brackets. Furthermore, we believe that we differentiate ourselves from our competitors by providing data-driven services that utilize AI.

We are working to operate platforms that improve upon centralized real estate transactions previously left to real estate companies and banks by making real estate information transparent online and providing diverse financing through indirect financial functions. We intend to continue differentiating ourselves from other companies by improving the functionality of Rimawari-kun and other features.

Our Competitive Strengths

We believe that there are three major sources of our competitiveness: first, the use of AI and technology to bring the business processes of companies online; second, the fusion of real and technology professionals; and third, a variety of marketing methods and content development capabilities.

As an expert in AI and technology, SYLA Brain Co., Ltd.’s founder and Chief AI Officer, Tianqi Li, has developed a highly accurate AI system, which is a competitive advantage.

Rimawari-kun AI developed by SYLA Brain is based on a proprietary algorithm and has been recognized as the “most accurate price estimation model” by the Japanese Society for Artificial Intelligence 2020 and MIPR 2021.

The other AI services provided by SYLA Brain will be used to strengthen the business of each of our businesses and are not expected to be directly affected by industry and market trends.

Rimawari-kun facilitates the entry of individual investors into the real estate investment market with a minimum investment amount of ¥10,000 per unit, and its system, which allows all processes from membership registration to completion to be performed online, is promoting the online management of real estate investment.

We have in-house system development capabilities, with our engineering team accounting for 17% of our total staff, in order to create and offer new services, customer needs, in a speedy manner. In addition, with the expertise of professional staff from various real estate businesses and the know-how of other companies that have participated in the Rimawari-kun concept, we offer a wide range of products for various asset types, including residences, detached houses, commercial buildings, lodging facilities, factories, and others. The service also provides investors with an easy and enjoyable way to take the first step toward asset management through the projects of familiar and well-known personalities.

The product design centered on the development of such content has allowed Rimawari-kun to appeal to a wide range of members and has led to the stabilization of a growing customer base. In addition, the number of platform participants is consistently increasing, taking advantage of our large market share in Japan, and we believe the stable supply of products is leading to an excellent reputation among customers.

As mentioned above, our exclusive marketing initiatives through our capital and business alliance with Rakuten Group, as well as our unique marketing initiatives and content development capabilities for the purpose of utilizing points, are the foundation of our large market share in Japan.

Furthermore, by planning and developing products that go beyond real estate investment products, such as solar power plants, we are capable of further broadening our customer base.

Furthermore, our commercial and residential real estate construction is dependent on loans from financial institutions. There are more than 30 financial institutions from which we can borrow, so we are not dependent solely on a unique financial institution.

We rely on subcontractors to perform 85% of the construction of our commercial and residential properties and to select and obtain raw materials. In addition, orders are distributed among multiple companies so as not to rely on a specific subcontractor. Also, there are more than 140 contractors commissioning construction work, so there is no dependence on a specific contractor. The following general contractors accounted for more than 10% of our construction orders for construction projects (which we intend to own or resale) during 2022: Sankoh Build. Inc. accounted for 19.35%, Fuetsu Construction Corp. for 16.69%, GODA KOUMUTEN CO., LTD. for 14.23%, and Jyukyo Construction Co., Ltd. for 13.48%.

We are exposed to various risks as a result of such reliance on these subcontractors and their suppliers, including, the possibility of defects in our commercial and residential properties due to improper workmanship or materials used by such parties, which may require us to comply with our warranty obligations and/or bring a claim under an insurance policy. The subcontractors we rely on to perform the actual construction of our commercial and residential properties are also subject to a significant and evolving number of local and national governments, including laws involving matters that are not within our control. If these subcontractors who construct our commercial and residential properties fail to comply with all applicable laws, we can suffer reputational damage and may be exposed to liability. Subcontractors are independent of the commercial and residential property builders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the commercial and residential property building industry. We do not have the ability to control what these independent subcontractors pay to or the work rules they impose on their employees. However, various federal and local governmental agencies have sought, and may in the future seek, to hold contracting parties like us responsible for our subcontractors’ violations of wage and hour laws, or workers’ compensation, collective bargaining and/or other employment-related obligations related to subcontractors’ workforces. Governmental agency determinations or attempts by others to make us responsible for our subcontractors’ labor practices or obligations, whether under “joint employer” theories, specific prefecture laws or regulations, or otherwise, could create substantial adverse exposure for us in situations that are not within our control and could be material to our business, financial condition and results of operations. We can also suffer damage to our reputation, and may be exposed to possible liability, if subcontractors fail to comply with applicable laws, including laws involving actions or matters that are not within our control. However, regardless of the steps we take after we learn of practices that do not comply with applicable laws, rules or regulations, we can in some instances be subject to fines or other governmental penalties, and our reputation can be injured, due to the practices having taken place.

Our Growth Strategy

We aim to become a leading prop-tech company in Japan.

The Japanese revenue-generating real estate market, of which we are a part, is a market estimated to be worth ¥272,300,000,000 thousand (approximately US$2,065,852,363 thousand) and is expected to continue to expand significantly.

In addition, in May 2022, the law was amended to allow real estate transactions to be conducted online. In Japan, 66% of banking transactions and 50% of brokerage transactions, respectively, are conducted online. In this first year of online transactions, our mission is to protect our customers and increase convenience and transparency in real estate online transactions.

*See figures for 2021 from MyBoscom’s “Survey on Internet Banking” (2021).

Refer to 2021 figures from the Japan Securities Dealers Association’s “National Survey on Securities Investment (Summary of Survey Results)” (2021).

As mentioned above, we already have a large share of the real estate crowdfunding market in Japan, and from here we aim to further evolve into an asset management platform that handles a variety of investment products. We aim to surpass the 350,000 members of FUNDRISE, the largest U.S. real estate crowdfunding company, to become the world’s leading platform in terms of market share by leveraging our existing customer base, our diverse marketing methods, products tailored to various customer brackets, and data-driven services that utilize AI. (see https://fortune.com/2022/07/09/rental-property-homes-recession-proof-investment-fundrise-ben-miller/),

Among these, we believe that strengthening the technology field is a high priority. In order to become a service that provides world-class user interface/experience design (UI/UX) that is highly evaluated by customers, it is necessary to hire tech personnel with diverse backgrounds, including engineers, creators, and marketers. By increasing the number of technology personnel to 23% of the total workforce (currently 17%) in FY 2023, we believe we will be able to accelerate our business in the prop-tech area.

About AI

The highly accurate Rimawari-kun AI developed by Tianqi Li, our Chief AI Officer, is based on a proprietary algorithm and has been recognized as the “most accurate price estimation model” by the Japanese Society for Artificial Intelligence 2020 and MIPR 2021 In order to update all of our businesses with the power of AI, we will promote the shift to AI/online for all of our businesses.

Our growth strategy regarding AI provided to each of our businesses is as follows.

Use of AI for Rimawari-kun Apartment Management

AI will be used to analyze customer data accumulated by us over many years, forecast replacement demand, and provide a service that makes proposals to customers at the appropriate time, thereby improving the real estate closing rate.

Use of AI for Rimawari-kun Pro

Rimawari-kun AI provides advice on real estate transactions to investors and real estate businesses based on data analyzed by Rimawari-kun AI, such as property rent forecasts and real estate price evaluations. Rimawari-kun AI has already been implemented and will be evolved into a service for investors and businesses.

We are also applying Rimawari-kun AI to our real estate purchasing operations. Rimawari-kun AI reads the large volume of real estate information received from clients and automatically ranks and selects properties, assisting to enable the efficient purchase of real estate.

Rimawari-kun Solar

SYLA Solar is developing its business mainly through income from the sale of solar power, but the price of electricity on the Japan Wholesale Power Exchange is extremely volatile, especially during the daytime when there is an oversupply of sunlight, which can lead to a difference of several tens of times in the price of electricity sold.

We aim to develop a demand-forecasting AI to maximize profit from electricity sales. By using AI to forecast electricity demand on an hourly basis based on weather and environmental information, generated electricity can be stored in storage batteries during periods when electricity prices are low and sold later when prices are highest.

In order to build and strengthen the multi-sided platform, Rimawari-kun will not only involve investors but also continue to expand the environment for diverse businesses to participate in order to make projects even more attractive. By filing or registering as a Type II Financial Instruments Business, we will be able to formulate larger-scale projects and take them off the balance sheet using the SPC scheme, improving our financial position while allowing institutional investors to participate and using debt financing to form profitable projects.

This diversity of financing and increased options will allow for agile and flexible real estate development and will also accommodate the various portfolio designs of investors.

In the long term, SYLA Solar Co., Ltd. will continue to expand the purchase of land for solar power plants and develop and own mega solar power plants in response to the 2050 Carbon Neutral Declaration. We will also supply solar power to apartments.

In the biomass power generation and power sales business, we have succeeded in developing biomass power generation at less than ¥10 per kWh, which is far more competitive than the electricity currently procured in the market. Furthermore, we plan to develop biomass power plants throughout Japan in order to achieve the government’s goal of increasing the rate of renewable-based energy. Together with SYLA Solar, our subsidiary, we will expand sales of renewable energy power utilizing both solar power and biomass throughout Japan and expand our sales network to large power consumers.

As mentioned above, the law in Japan was amended in May 2022 to allow real estate transactions to be conducted online. The ratio of online transactions in the real estate business in Japan was 0% until 2021, but demand is expected to grow over several decades due to the amendment of the law. Today, with online transaction ratios for banks and brokerage companies exceeding 66% and 50%, respectively, we see this amendment to the law as a major business opportunity for us as a prop-tech company. The asset management platform “Rimawari-kun” provides a metaverse space through the Rimawari-kun Town function (a service launched on February 28th, 2023). Rimawari-kun Town will be a space in the metaverse that is accessible through our platform where customers will be able to virtually go to inspect and review real properties using virtual reality technology. Additionally, through the Rimawari-kun Town function, users will be able to communicate with our staff through chat tools. The purpose of this service is not to handle virtual assets, but to allow customers around the world to receive information on our real estate assets through Rimawari-kun Town. We plan to use this as a gateway to enable online real estate investment, which will include property inspections, important information explanations, and contract signing. Notwithstanding, following the launch of Rimawari-kun Town, customers participation on Rimawari-kun Town will be optional. As an alternative to using the metaverse of Rimawari-kun Town, the customers will continue to be able to access, review and inspect real properties appearing on Rimawari-kun through photos and videos on the Company’s website. Furthermore, in the field of real estate crowdfunding, where investments can be made for as little as ¥10,000 (approximately US$76) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform, the Company will leverage its already large market share in Japan to develop a variety of asset management products, including not only condominiums and solar power. “Rimawari-kun Pro,” a service that offers large-scale investment properties to wealthy clients and professionals (corporations), was launched to address a market that has been characterized by opaque bidding and information enclosure by major companies. As of December 2022, the service has already achieved 1,783 member companies, and has already resulted in contracts of ¥6,907,630 thousand (approximately US$52,406 thousand) for six properties.

The Ministry of Land, Infrastructure, Transport and Tourism (MLIT) has been studying the establishment of rules for “real estate ID” in order to improve productivity of the entire real estate industry, promote the distribution and utilization of real estate, and promote online real estate transactions in response to the growing momentum to establish a real estate information database like the MLS in the United States. This will enable data collection of contract price trends, transparency of information, and linkage to the latest urban planning and hazard maps by linking to data held by the government, which will dramatically improve the labor productivity of real estate professionals. As a result, not only will real estate transactions become more active and real estate liquidity increase but the value of real estate in Japan can also be expected to improve.

Furthermore, as stated in the national policy of “Invest in Kishida,” various deregulations are being implemented to shift the approximately ¥1,100,000,000,000 thousand (approximately US$8,345,345,573 thousand) in cash and deposits that are stagnant in Japan to asset management. We are promoting the online asset management process by integrating technology and real life and providing content that makes investment more accessible to those who have not had the opportunity to participate in investment while creating an environment that is easy to use and understandable to everyone. The service aims to solve the “retirement fund and pension problem” that has become an issue in the era of 100-year life expectancy in Japan.

By having businesses use Rimawari-kun for development-type funds, it will become possible for them to value properties on their own, whereas until now property valuations were centralized in the hands of the banks. The technology will also make it possible for projects that could not be commercialized in the past to connect with individual investors nationwide online and become commercialized.

We are confident that Rimawari-kun is an innovative service that can be used by businesses as a new means of procuring indirect financing.

Domestic Strategy for Rimawari-kun

In order to strengthen Rimawari-kun’s services in Japan and overseas, we will be working on a domestic strategy based on five pillars.

・Linkage with Rakuten ID Connect

・Rakuten Points Exchanged to Rimawari-kun Points

・Release of Rimawari-kun App

・GReCF Initiative (Government Real Estate Crowdfunding)

・Joint research with Okayama University on “childcare support housing

These pillars are divided into two main areas: release of new functions through IT-related investments and initiatives to create projects for regional development. We believe that the release of new functions will dramatically improve the user experience up to the point of investment.

First, with Rakuten Group, with whom we have a business alliance, we will link Rakuten IDs to Rimawari-kun through the Rakuten ID Connect service. This will make it easier for members with Rakuten IDs to register for Rimawari-kun. Previously, customers were required to enter their personal information, line by line, in order to register for Rimawari-kun, a burdensome process which annoyed many customers.

By linking the information registered on Rakuten ID to Rimawari-kun through Rakuten ID Connect service, with the consent of the customer, the time and effort required to register for Rimawari-kun will be dramatically reduced. This will make it easier to increase the number of members registering for Rimawari-kun and we believe that it will further accelerate the acquisition of Rimawari-kun members.

This is scheduled for release in June 2023.

Second, we intend that you may be able to convert your Rakuten Points into Rimawari-kun points, Rimawari-kun proprietary house point program, and then use the Rimawari-kun points to purchase Rimaru-kun products. We have already started working with Rakuten Group on this process. With only cash on hand, the amount you can invest is limited. The cumulative number of Rakuten Points issued had exceeded 3 trillion points, and another 660 billion points have been issued in 2022 alone. The conversion rate for each Rakuten Point to each Rimawari-Kun point is 1 to 1, however, the Rakuten Points can only be converted to Rimawari-Kun points in increments of 1,000. Each Rakuten Point and each Rimawari-Kun point are worth 1 YEN.

This system will allow investors who earns rewards points such as Rakuten Points to enjoy investing more easily and at a lower cost than ever before. By using Rakuten Points for investment, it is also possible to attract investors who have been unsure about where to use the points. In addition, reducing the investment ratio of cash improves the real yield, which has been well received by investors on SNS, etc.

Third, we plan to release a dedicated smartphone app for Rimawari-kun. We believe that this will dramatically improve the UI/UX for investors using Rimawari-kun. The main features of the app will be improved convenience of identity verification with IC chip of My Number Card (Individual Number Card), improved post-investment UI with native apps, and easier access to investment-related information with push notifications. In particular, the procedure to start investment requires the submission of an entry form and identification documents, similar to opening an online account, but many people abort the process at the entry form stage due to the complexity of completing the forms with a smartphone. The smartphone app enables identification with the IC chip of My Number Card, which is expected to improve the user experience and increase the number of members who complete the process on their smartphone and immediately invest through Rimawari-kun. We are aiming for the synergy with My Number Card, which has penetration of 67.0% (As of March 31, 2023) (https://www.soumu.go.jp/main_content/000865741.pdf) and the application rate of 76.5% (As of April 9, 2023) (https://www.soumu.go.jp/main_content/000855013.pdf). The information contained in, or that can be accessed through the foregoing websites is not incorporated by reference into, and is not a part of, this Annual Report on Form 20-F. We have included these website addresses solely for informational purposes.

This is scheduled for release in June 2023.

Fourth, we would like to promote Government Real Estate Crowdfunding (GReCF) as a concept. We will revitalize real estate in local areas by rebuilding or large-scale repairs to aging or under-utilized real estate through subsidies and other funding from investors. We would also like to utilize the government crowdfunding (hometown tax payment) mechanism to create a system whereby investors can receive tax deductions in return for their investment.

Fifth, we will be engaged in industry-academia collaboration, in which we will begin joint research on “child-raising support housing” with a laboratory at Okayama University. As a countermeasure to the recent declining birthrate, the Children and Families Agency was established this month and has begun full-scale operations. In cooperation with Okayama University, we will work even more aggressively to revitalize under-utilized local real estate. This will address the most important issues of Japan, such as regional development and the declining birthrate, to which Prime Minister Kishida proposed the “unprecedented measures to combat the low birthrate.” We have already begun discussions with a head of a local government, and we will be moving forward with the development of specific projects.

In addition, Rimawari-kun will launch a new campaign to commemorate the strengthening of ties with Rakuten Group and SYLA Technologies. The campaign will begin on April 18, 2023, for Rimawari-kun members and Rakuten Mobile users (both existing and new), and the first 200 users will receive 5,000 Rakuten points.

Overseas Strategy for Rimawari-kun

In addition, as an overseas strategy, we will form a capital and business alliance with a crowdfunding company in the United States.

Intellectual Property

Trademark

The names and marks SYLA, SYFORME, SYNEX, Senior Tech Apartments, Pet Tech Apartments, Rimawari-kun, Supportive Real Estate Crowdfunding “Rimawari-kun”, MAISON LE REVE, Livers Apartments, and SYLA IoT Apartments appearing in this annual report are the property of the Company and are registered tradenames and trademarks of the Company in Japan only. None of our names and marks appearing in this annual report are currently registered in the United States. Solely for convenience, trademarks, trade names and service marks referred to in this annual report may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend any use or display by us of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Impact of the COVID-19 Pandemic

The spread of novel coronavirus infection has had a major impact on the economy and employment worldwide, causing many people to feel uneasy about their lives in the future. Under these circumstances, the importance of investment in anticipation of the future and asset management to protect one’s livelihood has been attracting attention, and interest in retirement funds has been increasing, encouraged by the social situation known as the “era of 100-year life expectancy.” For these reasons, the asset management market and the revenue-generating real estate market continue to expand.

Recent Developments

SYLA Biotech

In April 2022, the Company and Makoto Ariki, a 5% shareholder of SYLA Brain, established SYLA Biotech Co., Ltd. (“SYLA Biotech”), previously known as RE100.com Co., Ltd., with the Company and Makoto Ariki each holding 50% equity interest of SYLA Biotech. The Company’s ownership interest in SYLA Biotech was further increased to 60% as a result of share issuance on September 14, 2022.

Consulting Agreement

On May 13, 2022 (“Effective Date”), the Company entered into a Consulting and Services Agreement (the “Consulting Agreement”) with HeartCore Enterprises, Inc. (“HeartCore”). Pursuant to the terms of the Consulting Agreement, the HeartCore agreed to provide the Company certain services, including the following (collectively, the “Services”):

(i)	Assistance with the selection and negotiation of terms for a law firm, underwriter and auditing firm for the Company;
(ii)	Assisting in the preparation of documentation for internal controls required for an initial public offering by the Company;
(iii)	Providing support services to remove problematic accounting accounts upon listing;
(iv)	Translation of requested documents into English;
(v)	Attend and, if requested by SYLA, lead meetings with the Company’s management and employees;
(vi)	Provide SYLA with support services related to the Company’s NASDAQ or NYSE American listing;
(vii)	Conversion of accounting data from Japanese standards to U.S. GAAP;
(viii)	Services to remove problematic accounting accounts upon listing;
(ix)	Support for the Company’s negotiations with the audit firm;
(x)	Assist in the preparation of S-1 or F-1 filings; and
(xi)	Preparing an investor presentation/deck and executive summary of the Company’s business and operations.

In providing the Services, HeartCore will not perform accounting services, and will not act as an investment advisor or broker/dealer. Pursuant to the terms of the Consulting Agreement, the parties agreed that HeartCore will not provide the following services, among others: negotiation of the sale of the Company’s securities; participation in discussions between the Company and potential investors; assisting in structuring any transactions involving the sale of the Company’s securities; pre-screening of potential investors; due diligence activities; nor providing advice relating to valuation of or financial advisability of any investments in the Company.

Pursuant to the terms of the Consulting Agreement, the Company agreed to compensate HeartCore as follows in return for the provision of Services during the six-month term (the “Term”):

(a)	US$500,000, to be paid as follows: (i) US$200,000 on the Effective Date; (ii) US$150,000 on the three-month anniversary of the Effective Date; and (iii) US$150,000 on the six-month anniversary of the Effective Date; and

(b)	Issuance by the Company to HeartCore of a common share purchase warrant (the “Warrant”), deemed fully earned and vested as of the Effective Date, to acquire a number of shares of capital stock of SYLA, to initially be equal to 2% of the fully diluted share capital of the Company as of the Effective Date, subject to adjustment as set forth in the Warrant.

For any services performed by the Company beyond the Term, SYLA will compensate the Company for Services at the rate of US$150 per hour, based on the hours spent by personnel of the Company.

The Consulting Agreement’s Term of six-months shall expire unless renewed upon mutual written agreement of the parties.

Warrant

On May 13, 2022, the Company issued a warrant to purchase common stock to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company. At any time beginning on the date of the initial public offering (“IPO Date”) until ten years following completion of an initial public offering resulting in the Company’s shares being listed on a national stock exchange, HeartCore may exercise the warrant to purchase 2% of the fully diluted share capital of the Company as of the IPO Date, for an exercise price per share of US$0.01, subject to adjustment as provided in the warrant. This warrant was terminated upon the issuance of the stock acquisition rights to HeartCore described immediately below.

Stock Acquisition Rights

On November 9, 2022, the Company allotted 5,771 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on November 9, 2022 in substitution for the Warrant executed as of May 13, 2022 between the Company and HeartCore. The stock acquisition right is exercisable upon a successful listing on the Nasdaq Capital Market or NYSE American and has an exercise price of US$0.01 per share and is fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding common shares on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 2% and divided by 5,771, subject to adjustment as provided in the 9th Stock Acquisition Rights Allotment Agreement, dated November 9, 2022, between the Company and HeartCore.

Amendments to Consulting Agreement

The Company entered into Amendment Nos. 1 and 2 to Consulting and Services Agreement (the “Amendments to Consulting Agreement”) with HeartCore on August 17, 2022 and November 15, 2022, respectively.

Pursuant to the terms of the Amendments to Consulting Agreement, the payment date of the second payment in the amount of US$150,000 (“Second Payment”) that is required under the terms of the Consulting Agreement has been amended to be on the last day of the month following the successful listing of the Company on the Nasdaq Capital Market or NYSE American and the completion of the submission of vouchers for consulting services performed by HeartCore for the Company. In addition, the issuance of an additional warrant that was contemplated by Amendment No. 1 to Consulting and Services Agreement in lieu of the Second Payment was terminated by Amendment No. 2 to Consulting and Services Agreement that revived the Second Payment to be made at the amended payment date set forth above.

Loans

During the period from January 1, 2023 through April 18, 2023, the Company entered into various loans with banks and financial institutions for working capital purpose and for the purpose of purchasing and constructing real estate properties and solar power plants and systems. The Company paid off certain loans in an aggregate amount of approximately JPY600,000 thousand ahead of schedule as the pledged real estate properties were sold to customers.

Leases

During the period from January 1, 2023 through April 18, 2023, the Company entered into various lease agreements for the purpose of subleasing.

Independent Director Agreement

On November 30, 2022, Mr. Ferdinand Groenewald was appointed as an independent director of the Board of Directors of the Company as of December 1, 2022. Ferdinand Groenewald entered into an Independent Director Agreement with the Company dated as of December 5, 2022.

Withdrawal from Mining Machine Business

On December 30, 2022, in light of the deterioration of the crypto and mining machine market conditions in 2022, the Board of Directors of the Company decided to withdraw from the mining machine business by (i) discontinuing the manufacture and sale of computers (with mining machine capabilities) as of December 30, 2022, (ii) selling the computer maintenance and management services business and manufacture and sale of computers business to Getworks, which closed on January 23, 2023, pursuant to the terms of a Business Transfer Agreement, dated as of January 20, 2023, between the Company and Getworks, which is included as Exhibit 4.6 of this annual report, and (iii) discontinuing the development of the AI switch system as of December 30, 2022.

Closing of Initial Public Offering and Nasdaq Listing

On March 30, 2023, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Boustead Securities, LLC as the representative (“Representative”) of the underwriters, relating to the Company’s firm commitment underwritten initial public offering (the “Offering”) of American Depositary Shares (the “ADSs”), each 100 ADSs represent one common share, no par value, of the Company. Pursuant to the Underwriting Agreement, the Company agreed to sell 1,875,000 ADSs to the underwriters at a public offering price of $8.00 per ADS (the “Offering Price”), On April 4, 2023, the Company closed the Offering of the 1,875,000 American Depositary Shares at a price to the public of US$8.00 per ADS, for total gross proceeds of US$15,000,000. After deducting the underwriting commissions, discounts, and offering expenses payable by the Company, the Company received net proceeds of approximately US$13.6 million. The Company intends to use the net proceeds of the offering for working capital and general corporate purposes, which may include investments, acquisitions, or strategic collaborations to expand its customer base, as well as the development and marketing of new services. The ADSs began trading on the Nasdaq Capital Market on March 31, 2023, under the symbols “SYT.” The Company rang the Nasdaq opening bell on April 10, 2023. Boustead Securities, LLC acted as the managing underwriter and bookrunner for the initial public offering.

Representative’s Warrant

On April 4, 2023, the Company issued the Representative (or its designees) a warrant to purchase 131,200 ADSs (the “Representative’s Warrant”) representing 7% of the 1,875,000 ADSs sold in the Offering. The Representative’s Warrant will be exercisable beginning on April 4, 2023 until March 30, 2028. The initial exercise price of Representative’s Warrant will be $10.00 per ADS.

Consulting Services Agreement with FMW Media Works LLC

On March 28, 2023, the Company entered into a Consulting Services Agreement (the “Consulting Agreement”) with FMW Media Works LLC, (“Consultant”) a Wyoming corporation. The Consultant is an independent consulting firm providing business consulting services to private and publicly held companies. Pursuant to the Consulting Agreement, the Company agreed to engage the Consultant to perform certain business development, and general consulting services for the Company in accordance with the Consulting Agreement for a term of twelve (12) months (the “Term”). As compensation for the services under the Consulting Agreement, the Company agreed to pay the Consultant a non-refundable monthly retainer fee of US$20,000 and to issue warrants to purchase 45,000 ADS. Each 100 ADSs represent one common share of the Company. The Term is divided into four (4) three (3)-month periods (“Renewal Periods”), and at the end of every Renewal Period the Company may terminate the Consulting Agreement without renewal by ten (10) days prior written notice to the end of a Renewal Period.

The Consulting Agreement can be terminated by the Company in writing upon 30 days’ notice by the Company for any reason, and may be terminated by the Company, upon breach by Consultant of a material term of the Consulting Agreement, provided Company notifies Consultant of its breach and allows Consultant ten (10) days to cure said breach. The Consultant can terminate the agreement immediately if: (a) the Company fails to make when due any payments to Consultant under the Consulting Agreement; (b) Consultant determines, in its sole discretion, that Company has failed to provide complete and accurate information necessary for Consultant to perform the services, or that Company is acting or has acted in a manner that damages or could potentially damage Consultant’s reputation in the business community, or (c) if Company (i) becomes insolvent; (ii) fails to pay its debts or perform its obligations in the ordinary course of business as they mature; (iii) is declared insolvent or admits in writing its insolvency or inability to pay its debts or perform its obligations as they mature; (iv) becomes the subject of any voluntary or involuntary proceeding in bankruptcy, liquidation, dissolution, receivership, attachment or composition or general assignment for the benefit of creditors, provided that, in the case of an involuntary proceeding, the proceeding is not dismissed with prejudice within sixty (60) days after the institution thereof; or (v) if Company becomes the subject of a Federal, State, SEC or FINRA investigation into its business practices, accounting or officers and directors.

Pursuant to the Consulting Agreement, the Consultant agreed to indemnify the Company (and its and their directors, officers, employees, and agents) against any and all damages, costs, expenses, settlements and other liabilities (including reasonable attorneys’ fees and costs) arising out of or relating to any claim, suit, action or proceeding to the extent based on any claim that the services provided by the Consultant to the Company under the Consulting Agreement infringe, misappropriate or violate any U.S. copyright or U.S. trade secret, or that result from Consultant’s bad faith or criminal act, or contain any untrue statement that is not based upon and in conformity with information provided by Company. Pursuant to the Consulting Agreement, the Company agreed to indemnify the Consultant (and its and their directors, officers, employees, and agents) against any and all damages, costs, expenses, settlements and other liabilities (including reasonable attorneys’ fees and costs) arising out of or relating to any claim, suit, action or proceeding (including, without limitation, reasonable attorneys’ fees) arising from or relating to any use of the provided by the Consultant to the Company under the Consulting Agreement, or that results from Company’s bad faith, willful negligence or delivery of untrue information or statements to Consultant. The Consulting Agreement also contains ownership of work product and confidentiality provisions, as well as representations and warranties typically included in such agreements.

Establishment of Investment Business Division

On April 17, 2023, Investment Business Division was established to accelerate investments mainly in prop-tech companies, and Shinsuke Nuriya was appointed as CIO (Chief Investment Officer) and as head of the division. We will actively invest in promising companies both domestically and internationally.

Government Regulation

The real estate development business conducted by the Company’s is regulated by the Building Standards Act, the Construction Business Act, the Real Estate Brokerage Act, the City Planning Act, the Housing Quality Assurance Act, the Rental Real estate Management Business Optimization law, Act on Advancement of Proper Condominium Management, the Industrial Safety and Health Act, the Consumer Contract Act, the Act against Unjustifiable Premiums and Misleading Representations, and many other laws, ordinances and municipal regulations. However, in the event of a major revision of laws and regulations that could lead to stricter regulations or cost burdens for vendors, or the revocation of licenses, registrations, or permissions for any reason, our business activities could be significantly restricted, and we would be forced to take measures to ensure compliance. In the event of a major revision of laws and regulations, which may result in tighter regulations or cost burdens, or the cancellation of licenses, registrations, or permits for some reason, our business activities may be significantly restricted, which may affect our business performance

Regulations Relating to Real Estate Business

Construction of Buildings

Our business involving the construction of buildings is generally subject to the Building Standards Act. Under this law, any entity that constructs whether by itself or through a third-party contractor, any building that is larger than a certain size or that is located in certain designated areas must obtain a certificate of prior confirmation for the planned construction as well as a certificate of completion thereof from an inspector appointed by the local authorities. Such certificates confirm that the building conforms to the standards prescribed by the Building Standards Act and relevant regulations. In addition, the local authorities may order the suspension of construction or the demolition, reconstruction, remodeling, or repair of any building, or may prohibit or limit the use of any building, if the building does not conform to the relevant building standards. Such standards include those relating to the use, height, and structure of buildings, including the seismic design, the building-to-land area ratio, and fire prevention, security, and sanitation requirements.

The relevant site may be subject to general restrictions under the City Planning Act, which designates areas where certain usage is not allowed. If and when we intend to perform development activities in specified designated areas, we must firstly obtain permission from the relevant governor.

Sales and Brokerage of Real Estate

Our business involving property sales and brokerage of real estate transactions is subject to the Real Estate Brokerage Act. Under this law, any person who intends to engage in the business of the sale and purchase of buildings and building lots or the brokerage of sale and purchase or leasing thereof, referred to by this law as a real estate trader, must firstly obtain a license from the Minister of Land, Infrastructure, Transport, and Tourism or the relevant governor of the municipal government in Japan. The minister or the relevant governor may revoke such license or order the suspension of business for a period of up to one year if the real estate trader enters into a transaction that violates the Real Estate Brokerage Act or otherwise engages in substantially inappropriate conduct. This law also requires real estate traders to employ, or otherwise enlist the services of, a certain number of qualified and registered real estate transaction managers.

The Real Estate Brokerage Act imposes various obligations on real estate traders in connection with their business. For instance, real estate traders must ensure that their real estate transaction managers deliver to property purchasers, lessees and/or certain relevant parties documents setting forth important matters relating to the property and provide sufficient explanations to these parties before entering into real estate contracts. In addition, the Real Estate Brokerage Act places limits on the size of deposits that may be collected from a purchaser and on liquidated damages payable to real estate traders and also provides restrictions on advertisements relating to the business of real estate traders.

In May 2022, the amendments to the Real Estate Brokerage Act and related regulations came into effect, allowing documents that were previously required to be delivered in writing, such as the documents setting forth important matters relating to the property, to be delivered by electronic means, subject to the consent of the property purchasers, lessees, and/or certain relevant parties. The amendments, in effect, allow real estate transactions to be completed entirely online.

Lease of Buildings

Leases of buildings in Japan are governed principally by the Civil Code and the Act on Land and Building Leases. In relation to building lease transactions, the Act on Land and Building Leases generally takes priority over the Civil Code principally in terms of protection of rights of lessees. Except where the Act on Land and Building Leases provides otherwise, its provisions are compulsorily applicable to building leases, regardless of the terms of the relevant lease agreement, especially where the terms are less favorable to a lessee than the provisions of the Act on Land and Building Leases.

Lease Term

A building lease agreement may have either a fixed or an indefinite term. Under the Act on Land and Building Leases, however, a building lease having a term of less than one year is deemed to have an indefinite term. Even if the building lease is for a fixed term of one year or more, unless the landlord gives notice of its intention not to renew the lease generally six months prior to the expiration of the term, the lease is automatically deemed to be renewed without a fixed term.

The Act on Land and Building Leases provides that a building lease may be terminated by the landlord on six months’ notice, although a longer notice period may be required if such longer period is provided for in the relevant lease agreement. However, in the case of building leases having a fixed term of one year or more, the lease generally cannot be terminated prior to the end of that term unless the lease agreement specifically provides otherwise.

Notwithstanding the foregoing, the landlord may not give notice of intention not to renew, or of termination of, a lease unless it has a justifiable reason for not renewing or terminating the lease in light of a number of factors, including: each of the landlord’s and the lessee’s need for the building for its own use; the history of the building lease; the present use of the building; the current condition of the building; and the amount of money the landlord is offering to pay the lessee in consideration of vacating the building.

Adjustment of Rent

The Act on Land and Building Leases provides that either party to a building lease agreement may demand that the rent be increased or decreased, regardless of the provisions of the lease agreement, if the rent has become unreasonable (i) as a result of any increase or decrease in taxes or other charges imposed on the leased building or the underlying land, (ii) as a result of any increase or decrease in the price of such building or land or any other change in economic condition, or (iii) in light of the rents of comparable buildings in the immediate area. This provision of the Act on Land and Building Leases, however, will not permit a landlord to demand an increase in rent if the relevant lease agreement provides that the rent shall not increase for a specific period.

If no agreement is reached between the parties with respect to an increase or decrease in the amount of the rent, either party may seek a court order. In such case, the court will determine whether and to what extent the amount of the rent shall be adjusted taking into consideration various factors, including those described in (i) through (iii) above. If the court determines that the rent should be decreased, the landlord will be ordered to return any excess rent collected after the lessee’s initial demand and to pay interest on such excess amount, if any, at a rate of 10% per annum.

Special Fixed-term Building Lease

The Act on Land and Building Leases provides that the rules regarding renewals of lease agreements do not apply to a type of special fixed-term building lease known as teiki tatemono chintaishaku. Further, the landlord and the lessee may exclude the application of the rules regarding adjustment of rent described above.

Environmental Regulation

Our leasing, development, and reconstruction operations are subject to the Soil Contamination Countermeasures Act. Under this law, if a local governor finds that the level of soil pollution in a given area of land due to hazardous or toxic substances exceeds the standards prescribed by the Ministry of the Environment of Japan and that area of land is polluted to such an extent that it has caused or may cause harm to human health, the governor must designate the area of land as a polluted area and the governor may order the current owner of such land to remove or remediate hazardous or toxic substances on or under the land in accordance with a plan for the removal and remediation, in principle, whether or not the current owner knew of, or was responsible for, the presence of such hazardous or toxic substances.

Liability for Defect of Warranty and Non-Conformity to the Contract

In connection with our property sales businesses, pursuant to the Civil Code or other certain laws, we may be subject to potential liabilities for “defects” in relation to a contract for sale or work entered into on or before March 31, 2020 or “non-conformity to the contract” in relation to a contract for sale or work entered into on and after April 1, 2020. On April 1, 2020, the Act Partially Amending the Civil Code came into force and the provisions of the liability for defect of warranty were wholly amended such that the concept of “defects” was replaced by the concept of “non-conformity to the contract” with clarification of liabilities arising from such non-conformity.

Under the Civil Code, if there is any latent defect or any non-conformity to the contract in the subject matter of a sale or if there is any defect or any non-conformity to the contract in the subject matter of work performed, the seller or the constructor of buildings or building lots is statutorily liable for the defect of warranty or the non-conformity to the contract vis-à-vis the purchaser or the contractee. These statutory liabilities are generally available for one year from (i) the date on which the purchaser becomes aware of the latent defect or the non-conformity to the contract with respect to the kind or quality, (ii) the time of the delivery of the subject matter of work performed with defects, or (iii) the date on which the contractee becomes aware of the non-conformity to the contract with respect to the kind or quality. In case of non-conformity to the contract, after the above-mentioned partial amendment to the Civil Code, these statutory liabilities can be enforced by a cancellation of the underlying sale, by requesting deduction of sale price, by requesting realization of conformity, or by requesting damages, which may include resale profit. The Real Estate Brokerage Act generally prohibits real estate traders, as sellers of buildings or building lots, from modifying these liabilities unfavorably to the purchaser.

The Housing Quality Assurance Act, imposes stricter liability against sellers of newly built houses including new condominium units and constructors of new houses, under which a seller and a constructor of a new house is statutorily liable for a defect of the primary parts of the house for 10 years from delivery of it under certain conditions, and any agreement which purports to modify these liabilities unfavorably to the purchaser or the contractee is void.

Regulations Relating to Real Estate Crowdfunding Business

Real Estate Specified Joint Enterprise Act was enacted in 1995 to protect investors in “real estate specified joint enterprises” and to develop real estate specified joint enterprises.

A real estate specified joint enterprise is a business in which an operator solicits investments from multiple investors through silent partnership or voluntary partnership agreements, acquires, leases, and manages income-producing real estate with the money collected, and distributes the profits earned through the acquisition to the investors.

The real estate crowdfunding business is licensed by the Governor of Tokyo under the Real Estate Specified Joint Enterprise Act, but the crowdfunding market is still in its infancy and the Real Estate Specified Joint Enterprise Act may be revised in the future. In the event of any such amendment, we will take immediate action to address the issue. However, if the tightening of regulations due to the amendment of the law has a significant impact on our business operations, it may affect our business activities, financial position, and business performance.

Currently, the Real Estate Specified Joint Enterprise Act does not service operator’s capital must meet the amount required for licensing, and the service operator must have the necessary financial basis to operate a real estate specified joint enterprise and the human resources to properly carry out the business.

The terms and conditions of the Real Estate Specified Joint Enterprise Agreement must meet the criteria. Each office must have a business manager who meets specific requirements, including a licensed real estate transaction specialist.

Establishing a system for electronic transaction operations so that investors can obtain sufficient information when conducting pre-contract explanations and concluding contracts over the Internet. The service provider is required to comply with the basic requirements for real estate specified joint businesses, such as the following. In addition, when changing the workflow or documents to be used, it is necessary to apply to the Tokyo Metropolitan Government each time and obtain permission. If a service provider violates this law, its license will be revoked, and in serious cases, its business will be suspended. Any service providers violate this Act will lead to revocation of its license and, in serious cases, shutdown of its business.

Regulations Relating to Electricity Business

Electricity Business Act (Act No. 170 of July 11, 1964) is to protect the interests of electricity users and move toward achieving the sound development of electricity business by realizing appropriate and reasonable management of electricity business, and assuring public safety and promoting environmental preservation by regulating the construction, maintenance and operation of electric facilities. Especially, Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities (Act No. 108 of August 30, 2011) is important act for renewable energy business.

This Act is to promote the use of renewable energy sources as energy sources for electricity by taking special measures for price, period, etc. with regard to the procurement of electricity from renewable energy sources by electricity utilities, taking into consideration that the use of renewable energy sources as energy sources is important in securing a stable and appropriate supply of energy in accordance with the economic and social environment in Japan and abroad and in reducing the environmental load arising from energy supply, thereby contributing to the strengthening of the international competitiveness of Japan and the sound development of the national economy, including the promotion of Japanese industry and the revitalization of local communities.

On February 25, 2020, a cabinet decision was made on the Bill for the Act of Partial Revision of the Electricity Business Act and Other Acts for Establishing Resilient and Sustainable Electricity Supply Systems. The bill will be submitted to the 201st ordinary session of the Diet which consists of three sections, Partial revision of the Electricity Business Act, Partial revision of the Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities (“Act on Renewable Energy Special Measures”), and Partial revision of the Act on the Japan Oil, Gas and Metals National Corporation, Independent Administrative Agency (“JOGMEC Act”).

Act on Renewable Energy Special Measures is key factor for the company as it is to encourage renewable energy generators to secure their predictability for investment return and take market-conscious activities, the revised Act is to establish a Feed-in-Premium (FIP) scheme in addition to the existing FIT scheme, a new scheme in which renewable energy generators are able to receive a certain level of premium based on the market price, is to establish a system in which part of the expenditures for fortifying electricity grids necessary for expanding the introduction of renewable energy into businesses, e.g., regional interconnection lines, which regional electricity transmission/distribution businesses bear under the current Act, is to be supported based on the surcharge system across Japan, and is to impose obligations on renewable energy generators to establish an external reserve fund for the expenditures for discarding their facilities for generating renewable energy as a measure for addressing concerns over inappropriate discarding of PV facilities. Any service providers violate this Act will lead to revocation of its license and, in serious cases, shutdown of its business.

Electricity Business Act (Act No. 170 of July 11, 1964) is to protect the interests of electricity users and move toward achieving the sound development of electricity business by realizing appropriate and reasonable management of electricity business, and assuring public safety and promoting environmental preservation by regulating the construction, maintenance and operation of electric facilities. Especially, Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities (Act No. 108 of August 30, 2011) is important act for renewable energy business.

This Act is to promote the use of renewable energy sources as energy sources for electricity by taking special measures for price, period, etc. with regard to the procurement of electricity from renewable energy sources by electricity utilities, taking into consideration that the use of renewable energy sources as energy sources is important in securing a stable and appropriate supply of energy in accordance with the economic and social environment in Japan and abroad and in reducing the environmental load arising from energy supply, thereby contributing to the strengthening of the international competitiveness of Japan and the sound development of the national economy, including the promotion of Japanese industry and the revitalization of local communities.

On February 25, 2020, a cabinet decision was made on the Bill for the Act of Partial Revision of the Electricity Business Act and Other Acts for Establishing Resilient and Sustainable Electricity Supply Systems. The bill will be submitted to the 201st ordinary session of the Diet which consists of three sections, Partial revision of the Electricity Business Act, Partial revision of the Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities (“Act on Renewable Energy Special Measures”), and Partial revision of the Act on the Japan Oil, Gas and Metals National Corporation, Independent Administrative Agency (“JOGMEC Act”).

Act on Renewable Energy Special Measures is key factor for the company as it is to encourage renewable energy generators to secure their predictability for investment return and take market-conscious activities, the revised Act is to establish a Feed-in-Premium (FIP) scheme in addition to the existing FIT scheme, a new scheme in which renewable energy generators are able to receive a certain level of premium based on the market price, is to establish a system in which part of the expenditures for fortifying electricity grids necessary for expanding the introduction of renewable energy into businesses, e.g., regional interconnection lines, which regional electricity transmission/distribution businesses bear under the current Act, is to be supported based on the surcharge system across Japan, and is to impose obligations on renewable energy generators to establish an external reserve fund for the expenditures for discarding their facilities for generating renewable energy as a measure for addressing concerns over inappropriate discarding of PV facilities. Any service providers violate this Act will lead to revocation of its license and, in serious cases, shutdown of its business.

Regulations Relating to Overall Business

There are various labor-related laws in Japan, including the Labor Standards Act, the Industrial Safety and Health Act, and the Labor Contracts Act. The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action. We comply with these regulations.

The Act on the Protection of Personal Information and related guidelines impose various requirements on businesses, including our group companies, that use databases containing personal information, such as appropriate custody of such information and restrictions on information sharing with third parties. Non-compliance with any order issued by the Personal Information Protection Commission or any other relevant authorities to take necessary measures to comply with the law could subject us to criminal and/or administrative sanctions. As a result of recent amendments, anonymously processed information (tokumei kako joho), pseudonymized information (kamei kako joho), and individual-related information (kojin kanren joho) are subject to the Personal Information Protection Act.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

C. Organizational Structure

The following diagram reflects our current organizational structure as of the date of this annual report:

SYLA Technologies Co., Ltd. (formerly known as SYLA Holdings Co., Ltd.) was incorporated in Japan on March 3, 2009.

SYLA Co., Ltd. (100% owned subsidiary of the Company) operations include real estate sales, apartment development, leasing, management and brokerage, real estate crowdfunding, and solar power plant sales. SYLA Co., Ltd. was incorporated in Japan on September 1, 2006. On October 1, 2017, SYLA Technologies Co., Ltd. acquired 100% equity ownership of SYLA Co., Ltd. by shares exchange, which has been accounted for as a recapitalization between entities under common control since the same controlling shareholders controlled these two entities before and after the transaction.

SYLA Solar Co., Ltd. (formerly known as Nihon Taiyoko Hatsuden Co., Ltd.) (100% owned) (wholly-owned subsidiary) is engaged in engineering, procurement and construction (EPC) business (design and construction of solar power generation), O&M business (maintenance and management of solar power generation), IPP business (wholesale of electricity generated by the company), electricity retail business and sales of other renewable energy-related products. SYLA Solar Co., Ltd. was incorporated in Japan in August 2013. In February 2022, SYLA Technologies Co., Ltd. completed the acquisition of 100% equity interest of SYLA Solar Co., Ltd., and its wholly owned subsidiaries, SYLA O&M Co., Ltd. and SYLA Power Co., Ltd.

SYLA Brain Co., Ltd. (formerly known as DEVEL Co., Ltd.) (67%-owned subsidiary) develops a system that automatically collects and analyzes all kinds of real estate data online, and develops real estate investment, machine learning algorithms, RPA, and business systems using the system. The system is also engaged in consulting on business automation and AI system implementation for corporations, and consulting on real estate investment and asset management. SYLA Brain Co., Ltd. was incorporated in Japan on November 15, 2019. On December 27, 2021, SYLA Technologies Co., Ltd. completed an acquisition of 67% equity interest of SYLA Brain Co., Ltd.

SYLA Biotech Co., Ltd. (formerly known as RE100.com Co., Ltd.) (60% owned subsidiary) sells and maintains solar and biomass power generation equipment. In April 2022, the Company co-established SYLA Biotech Co., Ltd. with Makoto Ariki, a 5% shareholder of SYLA Brain Co., Ltd. The Company and Makoto Ariki each owned 50% equity interest of SYLA Biotech Co., Ltd. until September 13, 2022 when the Company’s ownership interest in SYLA Biotech was further increased to 60% as a result of share issuance on September 14, 2022.

SYLA O&M Co., Ltd. (formerly known as ALMA Co., Ltd.) (wholly owned by SYLA Solar Co., Ltd.) is engaged in maintenance, management and sales of solar power generation.

SYLA Power Co., Ltd. (formerly known as Aichi Electric Power Co., Ltd.) (wholly owned by SYLA Solar Co., Ltd.) is engaged in electricity retailing, electricity brokerage, renewable energy trading, and trade brokerage.

D. Property, Plants and Equipment

Facilities

The Company’s head office is located on the 7th floor of Ebisu Prime Square Tower, 1-1-39, Hiroo, Shibuya-ku, Tokyo, where we lease approximately 990.1 m2 of office space from an unrelated third party. The initial term of this lease expired on August 31, 2016 and was automatically renewed on September 1, 2016 and is due to expire on September 30, 2024 with an automatic renewal for three additional years. The terms of the office lease provide for a base rent of ¥7,787,896 per month and a sales tax contribution of ¥778,789 per month.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis summarize the significant factors affecting our operating results, financial condition, liquidity, and cash flows for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The forward-looking statements contained herein are based on management’s judgment, assumptions made by management and information currently available to it. Actual results could differ materially from those discussed or implied in the forward-looking statements as a result of various factors, including those described below and elsewhere in this annual report, particularly in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Business Overview

Our primary mission is to “Democratizing real estate investment around the world, Enriching the 100-year life era with technology and asset management.”

We are engaged in three primary businesses:

(1)	We operate the asset management platform system “Rimawari-kun,” which targets individuals. We operate this platform to facilitate real estate crowdfunding as well as the purchase and sale of real estate, and the sale of solar power plants which we construct;
(2)	We operate the asset management platform “Rimawari-kun Pro,” which targets corporate investors, institutional investors, and high-net-worth individuals. We exhibit properties on this platform developed independently by us as well as a wide range of properties from other companies in the same industry and help broker those properties to investors; and
(3)	We are involved in asset management, including the leasing, brokerage, and management of real estate and operation and maintenance of solar power plants. More specifically, we are involved in the management of rental properties, building management, and operation and maintenance of solar power generation equipment, and asset management for rental income and electricity sales generated by solar power plants owned by our Company. See “Description of our Business – Recently Discontinued Businesses – Our Role in the Crypto Mining Space” on page 55 for more information.

Business Name	Main Businesses
(1) Rimawari-kun Business

Asset management platform for individual investors

● Real estate crowdfunding (Rimawari-kun)

● Real estate development and sales (Rimawari-kun Apartment Management)

● Solar power plant sales (Rimawari-kun Solar)

● Artificial Intelligence (“AI”) (Rimawari-kun AI)

(2) Rimawari-kun Pro Business

Asset management platform for corporate investors, institutional investors, and high-net-worth individuals.

● Real estate distribution platform (Rimawari-kun Pro)

● Solar power plant distribution platform (Rimawari-kun Pro)

(3) Asset Management Business	● Apartment management ● Building maintenance and management ● Solar power plant maintenance and management ● Electricity sales ● Management of revenue-generating real estate

On December 30, 2022, in light of the deterioration of the crypto and mining machine market conditions in 2022, the Board of Directors of the Company decided to withdraw from the mining machine business by (i) discontinuing the manufacture and sale of computers (with mining machine capabilities) as of December 30, 2022, (ii) selling the computer maintenance and management services business and manufacture and sale of computers business to Getworks, a third party, which closed on January 23, 2023, pursuant to the terms of a Business Transfer Agreement, dated as of January 20, 2023, between the Company and Getworks, and (iii) discontinuing the development of the AI switch system as of December 30, 2022.

For the years ended December 31, 2022, 2021 and 2020, the Company reported revenues of ¥22,055,785 thousand (US$167,330 thousand), ¥16,665,382 thousand and ¥13,140,176 thousand, respectively, net income from continuing operations of ¥310,761 thousand (US$2,358 thousand), ¥278,688 thousand and ¥435,727 thousand, respectively, and net cash used in or provided by operating activities from continuing operations to be ¥3,401,712 thousand (US$25,808 thousand), ¥25,098 thousand and ¥269,042 thousand, respectively. As stated in the consolidated financial statements, as of December 31, 2022, the Company had retained earnings of ¥2,767,001 thousand (US$20,992 thousand). During the year ended December 31, 2022, the Company generated revenues from sales of real estate, sales of land, rental services, real estate management services, sales of solar power plants, solar power plants operation and maintenance services and sales of electricity. The Company started real estate crowdfunding business in June 2021 and generated minimal revenues from real estate crowdfunding for the years ended December 31, 2022 and 2021. The Company did not generate any revenue from sales of solar power plants, solar power plants operation and maintenance services and sales of electricity for the years ended December 31, 2021 and 2020.

Organizational Structure

The following diagram reflects our current organizational structure as of the date of this annual report:

SYLA Technologies Co., Ltd. (formerly known as SYLA Holdings Co., Ltd.) was incorporated in Japan on March 3, 2009.

SYLA Co., Ltd. (100% owned subsidiary of the Company) operations include real estate sales, apartment development, leasing, management and brokerage, real estate crowdfunding, and solar power plant sales. SYLA Co., Ltd. was incorporated in Japan on September 1, 2006. On October 1, 2017, SYLA Technologies Co., Ltd. acquired 100% equity ownership of SYLA Co., Ltd. by shares exchange, which has been accounted for as a recapitalization between entities under common control since the same controlling shareholders controlled these two entities before and after the transaction.

SYLA Solar Co., Ltd. (formerly known as Nihon Taiyoko Hatsuden Co., Ltd.) (100% owned) (wholly-owned subsidiary) is engaged in engineering, procurement and construction (EPC) business (design and construction of solar power generation), O&M business (maintenance and management of solar power generation), IPP business (wholesale of electricity generated by the company), electricity retail business and sales of other renewable energy-related products. SYLA Solar Co., Ltd. was incorporated in Japan in August 2013. In February 2022, SYLA Technologies Co., Ltd. completed the acquisition of 100% equity interest of SYLA Solar Co., Ltd., and its wholly owned subsidiaries, SYLA O&M Co., Ltd. and SYLA Power Co., Ltd.

SYLA Brain Co., Ltd. (formerly known as DEVEL Co., Ltd.) (67%-owned subsidiary) develops a system that automatically collects and analyzes all kinds of real estate data online, and develops real estate investment, machine learning algorithms, RPA, and business systems using the system. The system is also engaged in consulting on business automation and AI system implementation for corporations, and consulting on real estate investment and asset management. SYLA Brain Co., Ltd. was incorporated in Japan on November 15, 2019. On December 27, 2021, SYLA Technologies Co., Ltd. completed an acquisition of 67% equity interest of SYLA Brain Co., Ltd.

SYLA Biotech Co., Ltd. (formerly known as RE100.com Co., Ltd.) (60% owned subsidiary) sells and maintains solar and biomass power generation equipment. In April 2022, the Company co-established SYLA Biotech Co., Ltd. with Makoto Ariki, a 5% shareholder of SYLA Brain Co., Ltd. The Company and Makoto Ariki each owned 50% equity interest of SYLA Biotech Co., Ltd. until September 13, 2022 when the Company’s ownership interest in SYLA Biotech was further increased to 60% as a result of share issuance on September 14, 2022.

SYLA O&M Co., Ltd. (formerly known as ALMA Co., Ltd.) (wholly owned by SYLA Solar Co., Ltd.) is engaged in maintenance, management and sales of solar power generation.

SYLA Power Co., Ltd. (formerly known as Aichi Electric Power Co., Ltd.) (wholly owned by SYLA Solar Co., Ltd.) is engaged in electricity retailing, electricity brokerage, renewable energy trading, and trade brokerage.

Recent Developments

On December 30, 2022, in light of the deterioration of the crypto and mining machine market conditions, the Board of Directors of the Company approved to withdraw from the mining machine business and dispose of the business to Getworks Co., Ltd. The disposal transaction was closed on January 23, 2023. Management determined that the disposition of the mining machine business represented a strategic shift that had a major effect on the Company’s operations and financial results.

The carrying amounts of the major classes of assets and liabilities of the mining machine business in the consolidated balance sheet as of December 31, 2022 were as follows:

(In thousands)	December 31, 2022
	Amount (¥)	Amount (US$)
Total assets	10,600	80
Total liabilities	3,308	25
Net assets	7,292	55

The operating results from the mining machine business to the respective line items in the consolidated statement of operations and comprehensive income for the year ended December 31, 2022 were as follows:

(In thousands)	For the Year Ended
	December 31, 2022
	Amount (¥)	Amount (US$)
Revenues, net	993,770	7,539
Gross profit	515,254	3,909
Income from discontinued operations, net of income taxes	78,628	597
Income from discontinued operations attributable to SYLA Technologies Co., Ltd.	88,523	672

Closing of Initial Public Offering and Nasdaq Listing

On March 30, 2023, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Boustead Securities, LLC as the representative (“Representative”) of the underwriters, relating to the Company’s firm commitment underwritten initial public offering (the “Offering”) of American Depositary Shares (the “ADSs”), each representing one one-hundredth of one common share, no par value, of the Company. Pursuant to the Underwriting Agreement, the Company agreed to sell 1,875,000 ADSs to the underwriters at a public offering price of $8.00 per ADS (the “Offering Price”), On April 4, 2023, the Company closed the Offering of the 1,875,000 American Depositary Shares at a price to the public of US$8.00 per ADS, for total gross proceeds of US$15,000,000. After deducting the underwriting commissions, discounts, and offering expenses payable by the Company, the Company received net proceeds of approximately US$13.6 million. The Company intends to use the net proceeds of the offering for working capital and general corporate purposes, which may include investments, acquisitions, or strategic collaborations to expand its customer base, as well as the development and marketing of new services. The ADSs began trading on the Nasdaq Capital Market on March 31, 2023, under the symbols “SYT.” The Company rang the Nasdaq opening bell on April 10, 2023. Boustead Securities, LLC acted as the managing underwriter and bookrunner for the initial public offering.

Major Factors Affecting Operating Results

The Company believes that the following major factors could affect its financial position and results of operations:

Our Ability to Strengthen Our Competitive Advantage

Although there are many competitors in the real estate industry to which we belong, we differentiate ourselves from them by operating a platform that uses technology to make it easy to start investing in real estate.

We are operating the platform to improve the centralized real estate transactions that have been left to real estate companies and banks, by making real estate information transparent and achieving diverse procurement through financial inclusion. The Company intends to continue to strengthen its differentiation from other companies by improving the functionality of “Rimawari-kun” and other features.

In the real estate technology (“prop-tech”) and AI industry, which is the business domain of “Rimawari-kun AI” provided by SYLA Brain Co., Ltd., there are competitors in Japan and overseas. As of December 31, 2022, there are more than 400 prop-tech services (including brokerage support, management support, and crowdfunding) in Japan, and more than 21 services in the price assessment category, our service area. We believe that SYLA Brain Co., Ltd. boasts a strong presence in the industry due to the cutting-edge AI technology of its founder, President and AI Engineer, Tianqi Li. We plan to expand Rimawari-kun AI as a tool to improve customer satisfaction with the asset management platform offered by our group. The data center market, to which SYLA Biotech Co., Ltd. belongs, is expected to grow at a high rate of 7.6% per year (2018 through 2023) due to the recent development of 5G, IoT, and cloud services, and competitors in this market are also expected to increase. In Japan, data centers are also attracting attention as investment targets, as evidenced by the emergence of listed REITs that utilize data centers, and the absolute number of data centers is expected to rise in the future.

Our Ability to Expand International Markets

The asset management platform “Rimawari-kun” is a system that facilitates individual investors’ entry into real estate investment and allows them to complete everything online, from member registration to real estate investment management. In Japan, online real estate transactions are now possible due to the legal revision of Articles 35 and 37 of the Building Lots and Buildings Transaction Business Law starting in May 2022. The ratio of online to manual transactions in the real estate business in Japan was 0% prior to 2021. With banks and securities firms having an online transaction ratio of over 50%, we see the revision of the law as a great business opportunity for our group as a prop-tech company.

The asset management platform “Rimawari-kun” provides a metaverse space through the Rimawari-kun Town function (a service launched on February 28th, 2023). Rimawari-kun Town will be a space in the metaverse that is accessible through our platform where customers will be able to virtually go to inspect and review real properties using virtual reality technology. Additionally, through the Rimawari-kun Town function, users will be able to communicate with our staff through chat tools. The purpose of this service is not to handle virtual assets, but to allow customers around the world to receive information on our real estate assets through Rimawari-kun Town. We plan to use this as a gateway to enable online real estate investment, which will include property inspections, important information explanations, and contract signing. Notwithstanding, following the launch of Rimawari-kun Town, customers participation on Rimawari-kun Town will be optional. As an alternative to using the metaverse of Rimawari-kun Town, the customers will continue to be able to access, review and inspect real properties appearing on Rimawari-kun through photos and videos on the Company’s website.

Furthermore, in the field of real estate crowdfunding, where investments can be made for as little as ¥10,000 (approximately US$76), the Company will leverage its already large market share in Japan to develop a variety of asset management products, including not only condominiums and solar power. “Rimawari-kun Pro,” a service that offers large-scale investment properties to wealthy clients and professionals (corporations), was launched to address a market that has been characterized by opaque bidding and information enclosure by major companies. As of December 2022, the service has already achieved more than 100 member companies, and has already resulted in contracts of ¥6,780,000 thousand (approximately US$51,438 thousand) for six properties.

The Ministry of Land, Infrastructure, Transport and Tourism is considering the establishment of rules for “real estate IDs” to improve productivity in the real estate industry as a whole, to promote the distribution and utilization of real estate, and to promote the online use of real estate, in response to the growing momentum to establish a real estate information database similar to the multiple listing service (“MLS”) in the United States. The Company is also studying the development of rules for “real estate IDs” to promote the online use of real estate. This will make it possible to convert contract price trends into data, make information transparent, and link the latest urban planning and hazard maps by linking them to data held by the government, thereby dramatically improving the labor productivity of building contractors. As a result, not only will real estate transactions become more active and real estate liquidity increase, but the value of real estate in Japan can also be expected to improve.

As suggested in the recent Japanese national policy called “Invest in Kishida” (May 5th 2022, Prime Minister of Japan and His Cabinet, Speeches and Statements by the Prime Minister https://japan.kantei.go.jp/101_kishida/statement/202205/_00002.html), the Japanese government aims to redirect a portion of the approximately ¥1,100,000,000,000 thousand (approximately US$8,345,345,573 thousand) in cash and deposits languishing in Japanese bank accounts to asset management and our Company intends to become a service that solves the problem of retirement funds and pensions, which has developed into a national issue in the era of 100-year life expectancy.

The Government of Japan’s policy (as quoted in a September 22, 2022 speech by the Prime Minister of Japan available at: https://japan.kantei.go.jp/101_kishida/statement/202209/_00009.html) is to enable long-term asset building for retirement, as Japan currently has only 10% of the citizens personal assets invested in stocks, while many of their funds simply sit unused in bank accounts. In furtherance of this policy, the Japanese government extended the small investment tax exemption for five years from the end of FY2023 to the end of FY2028 while increasing the maximum qualifying annual investment amount from ¥1,200 thousand (approximately US$9,104) to ¥1,220 thousand (approximately US$9,256). The Japanese government believes this extension and increase in qualifying investment amount will incentivize people to move money from their bank accounts into investments. Additionally, as discussed in the same speech the Japanese government intends to increase investment in green transformation or “GX” and through the combination of “growth-oriented carbon pricing” and investment support, the Japanese government plans to achieve over ¥150,000,000,000 thousand (approximately US$1,138,001,669 thousand) of GX investment in Japan over the next decade. One example of the Japanese government incentivizing people to move their funds from bank accounts into investments is that regulations on the Nippon Individual Savings Account (NISA), an asset management service led by the government, have been relaxed, and the number of users has increased by more than 30% from 2019 (see https://www.jsda.or.jp/shiryoshitsu/toukei/files/nisajoukyou/nisaall.pdf). The information contained in, or that can be accessed through the foregoing website is not incorporated by reference into, and is not a part of, this Annual Report on Form 20-F. We have included this website address solely for informational purposes.

In response to the aims of the Japanese government, the Company has taken the following measures seeking to incentivize people to move money from their bank accounts into investments: (i) offering a minimum investment as low as ¥10,000 (approximately US$76), (ii) providing what it believes to be a user-friendly online platform to invest on, and (iii) offering the ability to generate returns on their investments while offering investments in socially responsible causes related to (a) clean energy (such as construction of solar power plants and apartments utilizing solar energy), (b) the elderly (such as construction of apartments with aging-in-place renovations to permit elderly to live independently), (c) animals (such as construction of pet-friendly apartments that allows multiple pets to be kept to reduce the number of animals ending up in shelters and euthanized), and (d) other local corporate initiatives.

In terms of current Japanese cash and deposits, the average for households aged 60 or over are ¥18,600 thousand (approximately US$141 thousand) and that for those aged 70 or over is ¥17,680 thousand (approximately US$134 thousand) (see “Public Opinion Survey on Financial Behavior of Households 2021” by the Central Committee on Financial Construction Methods: https://www.shiruporuto.jp/public/document/container/yoron/futari2021-/2021/pdf/yoronf21.pdf)). The information contained in, or that can be accessed through the foregoing website is not incorporated by reference into, and is not a part of, this Annual Report on Form 20-F. We have included this website address solely for informational purposes. Accordingly, the saving ratio of elderly households is high. Under the Japanese legal system, investment in real estate is superior to cash because it saves more than 30% of inheritance and gift taxes. We believe that these tax savings will incentivize people to move money from their bank accounts to our platform where they can invest in real estate. Accordingly, we expect to see an increase in participation in our asset management services.

With the Japanese government taking the lead in promoting asset management as part of its national policy, our Company has been using crowdfunding, in which investors can invest as little as ¥10,000 (approximately US$76) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform. This minimum investment amount is low enough to attract a wide range of potential customers to the company’s platform, from all ages from 18 years old and up. The Company has already seen a steady increase in the number of customers who have participated in crowdfunding to purchase condominiums on our platform. Specifically, from December 31, 2021 to December 31, 2022, the number of investors on our platform have increased from 80,500 to 165,000. As of the end of December 2022, the number of members on our platform exceeded 237,000. We will continue to increase asset management opportunities by offering a variety of products on our platform while increasing the number of members by utilizing our unique marketing.

By having businesses use the asset management platform “Rimawari-kun” for development-type funds, it will become possible for them to value properties on their own, which until now has been centralized in property valuations at banks, and projects that could not be commercialized until now will be able to connect with individual investors nationwide through the power of technology and be commercialized. The technology will also make it possible for projects that could not be commercialized in the past to connect with individual investors nationwide online and commercialize them.

We believe that the asset management platform “Rimawari-kun” is an innovative service that can be used by businesses as a new means of procuring indirect financing.

Our ability to control costs and expenses and improve operational efficiency

As of December 2022, we had 237,004 members on our real estate crowdfunding platform Rimawari-kun. According to a market survey titled Investigation to Prove and Verify No. 1 Market Share of the Japanese Real Estate Crowdfunding Industry in May 2022 conducted by Japan Marketing Research Organization (which we engaged for a fee in the amount of ¥1,900 thousand (approximately US$14 thousand) to conduct such survey), we have the largest membership among real estate crowdfunding services in Japan. As of December 2022, 17,500 of the 237,004 members were derived from the marketing program associated with Rakuten Group, Inc., who we have a business alliance with, in order to attract members by focusing on banner advertisements and targeted mail magazines for Rakuten members. The number of Rakuten members is now more than 100 million. This marketing initiative allows customers who come in through Rakuten to receive a variety of point rewards, enabling the Rakuten Group and Rimawari-kun to send customers to each other. In addition, the Company is improving the UX and investment performance through daily login point and birthday login point gifts.

As described above, we have developed an asset management platform that provides investment opportunities centering on various investment educational content and group company products tailored to the attributes of each customer, by attracting a wide range of members not only from the real estate investment market but also from the mass market through the “Rimawari-kun” asset management platform, which allows individuals to invest in real estate in small amounts. By developing an asset management platform that provides investment opportunities centered on various investment education content and our products tailored to the attributes of each customer, we aim to increase customer satisfaction and lifetime customer value (“LTV”) while controlling customer acquisition costs for each product.

For sales of investment condominiums, we attract customers through inquiries via the asset management platform “Rimawari-kun,” marketing sales using online advertisements, and referrals from customers.

Investment in our products and services, Rimawari-kun Condominium Management (real estate), and Rimawari-kun Solar (solar power), and the use of Rimawari-kun AI (to be launched in November) are all available through the asset management platform “Rimawari-kun. The platform “Rimawari-kun” can be used for all asset management activities, and natural inflows from the platform are planned, mainly for real estate crowdfunding.

Impact of COVID-19 on Our Operating Results

In December 2019, a novel coronavirus disease (“COVID-19”) was reported to have surfaced in Wuhan, China, and on March 11, 2020, the World Health Organization declared a COVID-19 pandemic. The pandemic, which has continued to spread, and the related adverse public health developments, including orders to shelter-in-place, travel restrictions, and mandated business closures, have adversely affected workforces, organizations, customers, economies, and financial markets globally, leading to an economic downturn and increased market volatility. It has also disrupted the normal operations of many businesses, including ours.

For example, many cities, counties, states, and countries have imposed or may impose a wide range of restrictions on the physical movement of our employees, partners and customers to limit the spread of the pandemic, including physical distancing, travel bans and restrictions, closure of non-essential business, quarantines, work-from-home directives, shelter-in-place orders, and limitations on public gatherings. These measures have caused, and are continuing to cause, business slowdowns or shutdowns in affected areas, both regionally and worldwide. In March 2020, at the height of the pandemic, we were forced to make changes, including minimizing the number of employees coming into the office and shifting sales to customers online rather than in person. We canceled sales and industry events. We have gradually begun to reopen our offices on a staggered regional time schedule in accordance with local authorities’ guidelines, but in the future we may similarly find it desirable to modify, postpone, or cancel additional customer, employee, or industry events altogether. All of these changes may disrupt the way we operate our business. In addition, our management team has, and will likely continue, to spend significant time, attention and resources monitoring the pandemic and seeking to minimize the risk of the virus and manage its effects on our business and workforce.

Our operations have been impacted to a certain extent by a range of external factors related to the pandemic that are not within our control. However, we have been operating through the pandemic and our revenues increased by ¥3,525,206 thousand (US$26,745 thousand) for the year ended December 31, 2021 as compared to ¥5,390,403 thousand (US$40,895 thousand) for the year ended December 21, 2022.

The duration and extent of the impact from the pandemic depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, the extent and effectiveness of containment actions and the disruption caused by such actions, the effectiveness of vaccines and other treatments for COVID-19, and the impact of these and other factors on our employees, customers, partners and vendors. If we are not able to respond to and manage the impact of such events effectively, our business might be harmed. As of the date of this annual report, the extent of the future impact of COVID-19 remains highly uncertain and cannot be predicted.

A severe or prolonged slowdown in the global or Japanese economy could have a material and adverse effect on our business and financial condition.

In recent years, Japanese economic indicators have shown a wide range of movements, and the future growth of the Japanese economy is subject to a mixture of factors, many of which are beyond our control. The current administration of Prime Minister Kishida and the administration of former Prime Minister Kan have put forward policies to combat deflation and promote economic growth. The Bank of Japan also introduced quantitative and qualitative monetary easing measures in April 2013 and announced a negative interest rate policy in January 2016. However, the long-term impact of these policy initiatives on the Japanese economy remains uncertain. Also uncertain are the short- and long-term effects of Brexit on the Japanese economy and the value of the Japanese yen relative to the currencies of other countries from which we derive revenues. In addition, the consumption tax rate increase implemented in April 2014 with a further tax hike in October 2019 could also have a negative impact on the Japanese economy and could affect consumer spending and corporate advertising spending. If the Japanese economy or the global economy deteriorates in the future, consumption may decline, which could adversely affect the demand and prices of our products and services.

A. Operating Results

Results of Operations

The following table summarizes our operating income as reflected in our audited consolidated statements of operations and comprehensive income for the years ended December 31, 2022, 2021, and 2020, and presents information regarding amounts and percentages during those periods.

(In thousands, except % data)

	For the Years Ended December 31,
	2020		2021		2022
	Amount (¥)	%of Total Revenue	Amount (¥)	% of Total Revenue	Amount (¥)	Amount (US$)	% of Total Revenue
Revenues, net	13,140,176	100.00	16,665,382	100.00	22,055,785	167,330	100.00
Cost of revenues	(10,326,005)	(78.58)	(13,516,293)	(81.10)	(18,451,969)	(139,989)	(83.66)
Gross profit	2,814,171	21.42	3,149,089	18.90	3,603,816	27,341	16.34

Operating expenses	(1,925,746)	(14.66)	(2,466,731)	(14.80)	(2,825,104)	(21,433)	(12.80)

Income from continuing operations	888,425	6.76	682,358	4.10	778,712	5,908	3.54

Other expenses	(147,568)	(1.12)	(182,286)	(1.09)	(122,771)	(931)	(0.56)

Income from continuing operations before income taxes	740,857	5.64	500,072	3.01	655,941	4,977	2.98

Income tax expense	(305,130)	(2.32)	(221,384)	(1.33)	(345,180)	(2,619)	(1.57)

Net income from continuing operations	435,727	3.32	278,688	1.68	310,761	2,358	1.41

Income from discontinued operations, net of income taxes	-	-	-	-	78,628	597	0.36

Net income	435,727	3.32	278,688	1.68	389,389	2,955	1.77

Net income from continuing operations attributable to noncontrolling interests	-	-	1,199	0.01	4,329	33	0.02

Net loss from discontinued operations attributable to noncontrolling interests	-	-	-	-	(9,895)	(75)	(0.04)

Less: net income (loss) attributable to noncontrolling interests	-	-	1,199	0.01	(5,566)	(42)	(0.02)

Net income attributable to SYLA Technologies Co., Ltd.	435,727	3.32	277,489	1.67	394,955	2,997	1.79

Our revenues generated from different revenue streams consist of the following:

(In thousands, except % data)
	For the Years Ended December 31,
	2020		2021		2022
		% of		% of			% of
	Amount (¥)	Total Revenue	Amount (¥)	Total Revenue	Amount (¥)	Amount (US$)	Total Revenue

Revenues, net
Real estate sales	11,837,623	90.09	15,010,878	90.07	17,978,875	136,400	81.52
Land sales	-	-	240,000	1.44	1,670,630	12,675	7.57
Rental income	834,895	6.35	893,647	5.36	1,007,112	7,641	4.57
Real estate management income	467,658	3.56	520,857	3.13	623,186	4,727	2.82
Solar power plants sales	-	-	-	-	561,331	4,259	2.55
Solar power plants operation and maintenance income	-	-	-	-	28,736	218	0.13
Electricity sales	-	-	-	-	185,915	1,410	0.84
Total	13,140,176	100.00%	16,665,382	100.00	22,055,785	167,330	100.00

Our revenues generated from different business types consist of the following:

(In thousands, except % data)

	For the Years Ended December 31,
	2020		2021		2022
	Amount (¥)	% of Total Revenue	Amount (¥)	% of Total Revenue	Amount (¥)	Amount (US$)	% of Total Revenue
Revenues, net
Rimawari-kun Business	9,319,424	70.92	10,802,462	64.82	7,246,647	54,978	32.86
Rimawari-kun Pro Business	2,583,039	19.66	4,528,377	27.17	13,067,561	99,139	59.25
Asset Management Business	1,237,713	9.42	1,334,543	8.01	1,741,577	13,213	7.89
Total	13,140,176	100.00	16,665,382	100.00	22,055,785	167,330	100.00

Our selling, general and administrative expenses consist of advertising expenses, promotion expenses, salaries and welfare expenses, depreciation and amortization expenses, lease expenses, entertainment expenses, taxes and dues, service expenses, legal and professional expenses, and other expenses.

(In thousands, except % data)
	For the Years Ended December 31,
	2020		2021		2022
	Amount (¥)	% of Total	Amount (¥)	% of Total	Amount (¥)	Amount (US$)	% of Total

Selling, general and administrative expenses
Advertising expenses	27,906	1.45	248,794	10.09	197,203	1,496	6.98
Promotion expenses	241,679	12.55	245,458	9.95	139,767	1,060	4.95
Salaries and welfare expenses	778,128	40.41	947,118	38.40	1,000,973	7,594	35.43
Depreciation and amortization expenses	142,786	7.41	151,638	6.15	307,456	2,333	10.88
Lease expenses	99,350	5.16	92,436	3.75	76,829	583	2.72
Entertainment expenses	121,625	6.32	142,276	5.77	111,845	849	3.96
Taxes and dues	177,807	9.23	246,480	9.99	269,004	2,041	9.52
Service expenses	87,783	4.56	74,922	3.04	82,044	622	2.90
Legal and professional expenses	97,490	5.06	143,527	5.81	513,957	3,899	18.19
Others	151,192	7.85	174,082	7.05	126,026	956	4.47
Total	1,925,746	100.00	2,466,731	100.00	2,825,104	21,433	100.00

Our other income (expenses) includes interest income, interest expense on bank loans, bonds and leases, realized and unrealized gain (loss) on investment securities, and other miscellaneous income (expenses).

(In thousands, except % data)
	For the Years Ended December 31,
	2020		2021		2022
	Amount (¥)	% of Total	Amount (¥)	% of Total	Amount (¥)	Amount (US$)	% of Total
Other income (expenses)
Other income	51,661	(35.01)	43,951	(24.11)	201,954	1,533	(164.50)
Income (loss) from equity method investments	-	-	109	(0.06)	(748)	(6)	0.61
Other expenses	(199,229)	135.01	(226,346)	124.17	(323,977)	(2,458)	263.89
Other expenses, net	(147,568)	100.00	(182,286)	100.00	(122,771)	(931)	100.00

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

Revenues, Net

Our total revenues increased 32.34% from ¥16,665,382 thousand for the year ended December 31, 2021 to ¥22,055,785 thousand (US$167,330 thousand) for the year ended December 31, 2022, or an increase of ¥5,390,403 thousand, due to development and expansion of our business. The increase was mainly attributable to (1) an increase of ¥2,967,997 thousand in real estate sales due to the numbers of units sold increased from 407 units in the year ended December 31, 2021 to 588 units in the year ended December 31, 2022, (2) an increase of ¥1,430,630 thousand in land sales due to the number of land sold increased from 1 in the year ended December 31, 2021 to 4 in the year ended December 31, 2022, and (3) an increase of ¥775,982 thousand in solar power related revenue as a result of acquisition of SYLA Solar Co., Ltd. and its subsidiaries in February 2022.

Cost of Revenues

Our total cost of revenues increased 36.52% from ¥13,516,293 thousand for the year ended December 31, 2021 to ¥18,451,969 thousand (US$139,989 thousand) for the year ended December 31, 2022, or an increase of ¥4,935,676 thousand, along with business expansion. The increase was mainly attributable to (1) an increase of ¥2,862,702 thousand in cost of revenues for real estate sales due to the number of units sold increased to 588 during the year ended December 31, 2022, compared to 407 during the year ended December 31, 2021, (2) an increase of ¥1,450,759 thousand in land sales due to the number of land sold increased from 1 in the year ended December 31, 2021 to 4 in the year ended December 31, 2022, and (3) an increase of ¥463,340 thousand in solar power related cost of revenues as a result of acquisition of SYLA Solar Co., Ltd. and its subsidiaries in February 2022. The increase in the Company’s total cost of revenues was in line with the increase in total revenues.

Gross Profit

Our gross profit increased 14.44% from ¥3,149,089 thousand for the year ended December 31, 2021 to ¥3,603,816 thousand (US$27,341 thousand) for the year ended December 31, 2022, or an increase of ¥454,727 thousand as business development and expansion. The increase was mainly attributable to (1) an increase of ¥105,295 thousand in the Company’s gross profit for real estate sales due to the numbers of units sold increased from 407 units in the year ended December 31, 2021 to 588 units in the year ended December 31, 2022, and (2) an increase of ¥312,642 thousand in the Company’s gross profit as a result of acquisition of SYLA Solar Co., Ltd. and its subsidiaries in February 2022.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased 14.53% from ¥2,466,731 thousand for the year ended December 31, 2021 to ¥2,825,104 thousand (US$21,433 thousand) for the year ended December 31, 2022, or an increase of ¥358,373 thousand, as we spent more efforts to expand business operations. The increase was mainly attributable to (1) an increase of ¥155,818 thousand in depreciation and amortization expenses due to increased property, plant and equipment, solar power systems and intangible assets arising from acquisition of subsidiaries, (2) an increase of ¥370,430 thousand in legal and professional expenses for public offering plan, partially offset by decreases of ¥51,591 thousand and of ¥105,691 thousand in advertising expenses and promotion expenses, respectively, as we contributed more efforts for public offering and reduced advertising and promotion activities accordingly.

Other Expenses, Net

Other expenses, net decreased 32.65% from ¥182,286 thousand for the year ended December 31, 2021 to ¥122,771 thousand (US$931 thousand) for the year ended December 31, 2022, or a decrease of ¥59,515 thousand. The decrease was mainly attributable to an increase of ¥141,754 thousand in proceeds from redemption of corporate owned life insurances, partially offset by an increase of ¥72,808 thousand in interest expenses.

Income Tax Expense

Income tax expense increased 55.92% from ¥221,384 thousand for the year ended December 31, 2021 to ¥345,180 thousand (US$2,619 thousand) for the year ended December 31, 2022, or an increase of ¥123,796 thousand, due to an increase in taxable income.

Net Income from Continuing Operations

As a result of the above, net income from continuing operations increased by 11.51% from ¥278,688 thousand for the year ended December 31, 2021 to ¥310,761 thousand (US$2,358 thousand) for the year ended December 31, 2022, or an increase of ¥32,073 thousand.

Income from Discontinued Operations, Net of Income Taxes

During the year ended December 31, 2022, income from discontinued operations, net of income taxes was ¥78,628 thousand (US$597 thousand) as a result of disposition of mining machine business. There was no income (loss) from discontinued operations during the year ended December 31, 2021.

Net Income from Continuing Operations Attributable to Noncontrolling Interests

During the year ended December 31, 2022, net income from continuing operations attributable to noncontrolling interests was ¥4,329 thousand (US$33 thousand), which consisted of the following: (1) During the year ended December 31, 2021, we established real estate crowdfunding platform, our non-managing members (noncontrolling equity holders) under real estate joint ventures of anonymous partnership are considered as noncontrolling interests. As a result, ¥5,437 thousand (US$41 thousand) of net income from continuing operations was attributable to noncontrolling interests. (2) On December 27, 2021, we completed an acquisition of 67% equity interest of SYLA Brain Co., Ltd. As a result, ¥6,678 thousand (US$51 thousand) of net income from continuing operations was attributable to noncontrolling interests. (3) On September 14, 2022, we completed an acquisition of an additional 10% equity interest of SYLA Biotech Co., Ltd. and increased our equity interest ownership to 60%. As a result, ¥7,786 thousand (US$59 thousand) of net loss from continuing operations was attributable to noncontrolling interests.

Net Loss from Discontinued Operations Attributable to Noncontrolling Interests

During the year ended December 31, 2022, net loss from discontinued operations attributable to noncontrolling interests was ¥9,895 thousand (US$75 thousand) as a result of disposition of mining machine business and income from discontinued operations, net of income taxes was proportionally allocated to noncontrolling interests. There was no net income (loss) from discontinued operations attributable to noncontrolling interests during the year ended December 31, 2021.

Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020

Revenues, Net

Our total revenues increased 26.83% from ¥13,140,176 thousand for the year ended December 31, 2020 to ¥16,665,382 thousand for the year ended December 31, 2021, or an increase of ¥3,525,206 thousand due to development and expansion of our real estate business. The increase was mainly attributable to (1) an increase of ¥3,173,255 thousand in real estate sales due to the numbers of units sold increased from 377 units in the year ended December 31, 2020 to 407 units in the year ended December 31, 2021, and (2) an increase of ¥240,000 thousand in land sales due to the numbers of land sold increased from nil in the year ended December 31, 2020 to 1 in the year ended December 31, 2021.

Cost of Revenues

Our total cost of revenues increased 30.90% from ¥10,326,005 thousand for the year ended December 31, 2020 to ¥13,516,293 thousand for the year ended December 31, 2021, or an increase of ¥3,190,288 thousand, along with business expansion. The increase was mainly attributable to (1) an increase of ¥2,889,892 thousand in the Company’s cost of revenues for real estate sales due to the numbers of units sold increased from 377 units in the year ended December 31, 2020 to 407 units in the year ended December 31, 2021, and (2) an increase of ¥156,182 thousand in cost of revenues for land sales due to the numbers of land sold increased from nil in the year ended December 31, 2020 to 1 in the year ended December 31, 2021. The increase in the Company’s total cost of revenues was in line with the increase in total revenues.

Gross Profit

Our gross profit increased 11.90% from ¥2,814,171 thousand for the year ended December 31, 2020 to ¥3,149,089 thousand for the year ended December 31, 2021, or an increase of ¥334,918 thousand, as business development and expansion. The increase was mainly attributable to an increase of ¥283,363 thousand in the Company’s gross profit for real estate sales due to the numbers of units sold increased from 377 units in the year ended December 31, 2020 to 407 units in the year ended December 31, 2021.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased 28.09% from ¥1,925,746 thousand for the year ended December 31, 2020 to ¥2,466,731 thousand for the year ended December 31, 2021, or an increase of ¥540,985 thousand, as we spent more efforts to expand business operations. The increase was mainly attributable to (1) an increase of ¥220,888 thousand in advertising expenses as we launched the real estate crowdfunding platform in June 2021 and incurred more advertising expenses to attract investors, (2) an increase of ¥168,990 thousand in salaries and welfare expenses due to an increase in employee headcount as business expansion, (3) an increase of ¥68,673 thousand in taxes and dues due to Japanese tax revision in 2021, in which the application range of non-deductible consumption tax related to purchases of real estates has expanded, and (4) an increase of ¥82,434 thousand in other selling, general and administrative expenses, which consisted of professional fees, recruiting and education expenses, travel expense and communication expenses, etc., the increase was along with our public offering plan and business expansion.

Other Expenses, Net

Other expenses, net increased 23.53% from ¥147,568 thousand for the year ended December 31, 2020 to ¥182,286 thousand for the year ended December 31, 2021, or an increase of ¥34,718 thousand, mainly due to an increase of ¥32,546 thousand in interest expense for loans to financial institutions as business expansion.

Income Tax Expense

Income tax expense decreased 27.45% from ¥305,130 thousand for the year ended December 31, 2020 to ¥221,384 thousand for the year ended December 31, 2021, or a decrease of ¥83,746 thousand, due to a decrease in taxable income.

Net Income from Continuing Operations

As a result of the above, net income from continuing operations decreased by 36.04% from ¥435,727 thousand for the year ended December 31, 2020 to ¥278,688 thousand for the year ended December 31, 2021, or a decrease of ¥157,039 thousand.

Net Income from Continuing Operations Attributable to Noncontrolling Interests

During the year ended December 31, 2021, we established real estate crowdfunding platform, our non-managing members (noncontrolling equity holders) under real estate joint ventures of anonymous partnership are considered as noncontrolling interests. As a result, ¥1,199 thousand of net income from continuing operations was attributable to noncontrolling interests.

B. Liquidity and Capital Resources

Liquidity and Sources of Funds

As of December 31, 2022, the Company had ¥2,542,795 thousand (US$19,291 thousand) in cash and cash equivalents compared to ¥2,742,424 thousand as of December 31, 2021. In addition, the Company had ¥67,776 thousand (US$514 thousand) in accounts receivable, net as of December 31, 2022 compared to ¥27,237 thousand as of December 31, 2021. The Company’s accounts receivable, net includes balances due from customers and services provided and accepted by customers, adjusted for allowance for credit losses.

As of December 31, 2022, the Company’s working capital balance was ¥9,167,495 thousand (US$69,551 thousand). In assessing liquidity, management monitors and analyzes the Company’s cash and cash equivalents, ability to generate sufficient future earnings, and operating and capital investment commitments. The Company believes that its current cash and cash equivalents from operations, borrowings from banks, and loans from major shareholders will be sufficient to meet its working capital needs for the next twelve months from the date of issuance of the audited financial statements.

Over the next few years, the Company intends to consider other sources of financing to meet its cash needs, including raising additional capital through equity issuances. While we face uncertainties regarding the size and timing of our fundraising, we are confident that we will be able to continue to meet our business needs solely through the use of cash flows generated from operations and shareholder working capital, as needed.

Cash Flows for the Years Ended December 31, 2022, 2021, and 2020

The following table provides a summary of our cash flows for the periods indicated.

(In thousands)
	For the Years Ended December 31,
	2020	2021	2022
	(¥)	(¥)	(¥)	(US$)
Net cash provided by (used in) operating activities - continuing operations	269,042	25,098	(3,401,712)	(25,808)
Net cash used in investing activities - continuing operations	(1,745,176)	(1,928,366)	(2,635,751)	(19,997)
Net cash provided by financing activities - continuing operations	1,949,205	1,736,189	5,736,278	43,519
Net cash provided by discontinued operations	-	-	243,471	1,848
Net increase (decrease) in cash, cash equivalents and restricted cash	473,071	(167,079)	(57,714)	(438)
Cash, cash equivalents and restricted cash, beginning of the year	2,539,725	3,012,796	2,845,717	21,590
Cash, cash equivalents and restricted cash, end of the year	3,012,796	2,845,717	2,788,003	21,152

Cash Flows from Continuing Operations

Operating Activities

Net cash used in operating activities from continuing operations was ¥3,401,712 thousand (US$25,808 thousand) for the year ended December 31, 2022, mainly due to net income from continuing operations of ¥310,761 thousand (US$2,358 thousand), adjusted for (1) depreciation and amortization expense of ¥307,456 thousand (US$2,333 thousand), (2) non-cash lease expense of ¥463,926 thousand (US$3,520 thousand), (3) deferred income tax benefit of ¥102,909 thousand (US$781 thousand) and (4) changes in working capital. Negative changes in working capital consisted of (1) an increase of ¥4,861,251 thousand (US$36,881 thousand) in inventories, (2) an increase of ¥235,249 thousand (US$1,785 thousand) in other assets, net and (3) a decrease of ¥462,569 thousand (US$3,509 thousand) in operating lease liabilities, partially offset by (1) an increase of ¥252,754 thousand (US$1,918 thousand) in accounts payable, (2) an increase of ¥545,401 thousand (US$4,138 thousand) in other current liabilities and (3) an increase of ¥293,787 thousand (US$2,229 thousand) in income tax payables.

Net cash provided by operating activities from continuing operations was ¥25,098 thousand for the year ended December 31, 2021, mainly due to net income from continuing operations of ¥278,688 thousand, adjusted for (1) depreciation and amortization expense of ¥151,638 thousand, (2) non-cash lease expense of ¥470,358 thousand and (3) changes in working capital. Negative changes in working capital consisted of (1) an increase of ¥270,399 thousand in inventories, (2) an increase of ¥111,327 thousand in other assets, net, (3) a decrease of ¥136,279 thousand in other current liabilities, (4) a decrease of ¥89,679 thousand in income tax payables and (5) a decrease of ¥471,005 thousand in operating lease liabilities, partially offset by (1) a decrease of ¥84,397 thousand in prepaid expenses, net, (2) an increase of ¥79,910 thousand in accounts payable and (3) an increase of ¥61,190 thousand in deferred revenue.

Net cash provided by operating activities from continuing operations was ¥269,042 thousand for the year ended December 31, 2020, mainly due to net income of ¥435,727 thousand, adjusted for (1) depreciation and amortization expense of ¥142,786 thousand, (2) non-cash lease expense of ¥417,152 thousand, and (3) changes in working capital. Negative changes in working capital consisted of (1) an increase of ¥881,390 thousand in inventories, (2) an increase of ¥158,942 thousand in prepaid expenses, net and (3) a decrease of ¥415,601 thousand in operating lease liabilities, partially offset by (1) an increase of ¥663,322 thousand in other current liabilities and (2) an increase of ¥64,750 thousand in income tax payables.

Investing Activities

Net cash used in investing activities from continuing operations was ¥2,635,751 thousand (US$19,997 thousand) for the year ended December 31, 2022, mainly due to (1) purchase of property, plant and equipment of ¥2,059,724 thousand (US$15,626 thousand), (2) purchase of solar power systems of ¥113,140 thousand (US$858 thousand), (3) purchase of investments in voluntary partnerships of ¥153,320 thousand (US$1,163 thousand) and (4) payments for acquisition of subsidiary, net of cash acquired of ¥553,284 thousand (US$4,198 thousand), partially offset by (1) proceeds from redemption of life insurance policies of ¥141,754 thousand (US$1,075 thousand) and (2) proceeds from maturity of term deposits of ¥106,043 thousand (US$805 thousand).

Net cash used in investing activities from continuing operations was ¥1,928,366 thousand for the year ended December 31, 2021, mainly due to (1) purchase of property, plant and equipment of ¥1,827,833 thousand, (2) purchase of term deposits of ¥27,874 thousand, (3) purchase of short-term and long-term investments of ¥113,512 thousand and (4) payments for acquisition of subsidiary, net of cash acquired of ¥175,080 thousand, partially offset by (1) proceeds from disposal of property, plant and equipment of ¥34,979 thousand and (2) proceeds from sales of short-term and long-term investments of ¥189,553 thousand.

Net cash used in investing activities from continuing operations was ¥1,745,176 thousand for the year ended December 31, 2020, mainly due to (1) purchase of property, plant and equipment of ¥1,633,106 thousand, (2) purchase of term deposits of ¥41,173 thousand and (3) purchase of short-term and long-term investments of ¥264,121 thousand, partially offset by (1) repayments from related parties of ¥98,167 thousand and (2) proceeds from sales of investments of ¥72,013 thousand.

Financing Activities

Net cash provided by financing activities from continuing operations was ¥5,736,278 thousand (US$43,519 thousand) for the year ended December 31, 2022, mainly due to (1) borrowings from short-term and long-term loans of ¥13,545,020 thousand (US$102,762 thousand) and (2) capital contribution from anonymous partnerships of ¥403,480 thousand (US$3,061 thousand), partially offset by repayments for short-term and long-term loans of ¥8,230,964 thousand (US$62,446 thousand).

Net cash provided by financing activities from continuing operations was ¥1,736,189 thousand for the year ended December 31, 2021, mainly due to (1) proceeds from issuance of corporate bonds of ¥250,000 thousand, (2) borrowings from short-term and long-term loans of ¥7,554,250 thousand, (3) capital contribution from anonymous partnerships of ¥132,560 thousand and (4) deemed contribution in connection with reorganization of ¥146,298 thousand, partially offset by repayments for short-term and long-term loans of ¥6,313,702 thousand.

Net cash provided by financing activities from continuing operations was ¥1,949,205 thousand for the year ended December 31, 2020, mainly due to (1) proceeds from issuance of corporate bonds of ¥100,000 thousand, (2) borrowings from short-term and long-term loans of ¥5,772,700 thousand and (3) issuance of capital stock of ¥116,236 thousand, partially offset by (1) repayments of corporate bonds of ¥80,000 thousand and (2) repayments for short-term and long-term loans of ¥3,989,881 thousand.

Cash Flows from Discontinued Operations

Net cash provided by operating activities from discontinued operations was ¥243,471 thousand (US$1,848 thousand) for the year ended December 31, 2022. There were no cash flows from investing activities and financing activities from discontinued operations during the year ended December 31, 2022.

There were no cash flows from discontinued operations during the years ended December 31, 2021 and 2020.

Contractual Obligations

Lease Agreements

The Company has 400 leases classified as operating leases for office space, parking lots, condominium subleases that the Company has sold and land leases. In addition, the Company has entered into 16 leases for office equipment and vehicles, which are classified as finance leases.

Future minimum lease payments under noncancelable leases at December 31, 2022 are as follows.

(In thousands)
Years Ending December 31,	Finance Lease		Operating Lease
	(US$)	(¥)	(US$)	(¥)
2023	38	4,965	3,583	472,244
2024	24	3,124	3,160	416,492
2025	15	1,997	2,259	297,778
2026	12	1,546	2,245	295,853
2027	2	267	2,235	294,681
Thereafter	-	-	7,115	937,885
Total undiscounted lease payments	91	11,899	20,597	2,714,933
Less: imputed interest	(2)	(283)	(844)	(111,291)
Present value of lease liabilities	89	11,616	19,753	2,603,642
Less: lease liabilities, current	37	4,821	3,246	427,856
Lease liabilities, non-current	52	6,795	16,507	2,175,786

Long-Term Debt

The Company’s long-term debt includes bonds and loans from banks and other financial institutions.

At December 31, 2022, future minimum borrowing payments are as follows.

	(In thousands)
Years Ending December 31,	Loan and Bond Payment (US$)	Loan and Bond Payment (¥)
2023	8,807	1,160,850
2024	42,707	5,629,201
2025	19,445	2,563,069
2026	4,519	595,619
2027	3,273	431,449
Thereafter	47,400	6,247,768
Total	126,151	16,627,956

Off-Balance Sheet Arrangements (Off-Balance Sheet Transactions)

There are no off-balance sheet arrangements as of December 31, 2022 and 2021.

C. Research and Development, Patents and Licenses

For the years ended December 31, 2022, 2021 and 2020, the Company’s research and development policies have been that we were mainly engaged in research and development of Rimawari-kun related technology. We have also been developing to improve our services and UI/UX. In addition, we have been focusing on research and development to improve operational efficiency by utilizing AI technology.

D. Trend Information

Trend Information

In addition to the new coronavirus, the recent war in Ukraine and the imposition of broad economic sanctions against Russia could lead to higher energy prices and disruptions in global markets. It is unclear how the continued development and complexity of this situation will affect the Japanese economy and our business in the future. In particular, there is a risk that changes related to the acquisition of new customers and additional purchases by existing customers could adversely affect the Company’s results of operations; that deteriorating global economic conditions could have an adverse effect on the Company’s industry, business and results of operations; and that many of the other risks listed under “Risk Factors” could have an incremental effect.

Other than as disclosed in the consolidated financial statements, we are not aware of any other trends, uncertainties, demands, commitments or events for the years ended December 31, 2020, 2021 and 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. We believe that critical accounting policies as disclosed in this annual report reflect the more significant judgements and estimates used in preparation of our consolidated financial statements.

The following descriptions of critical accounting policies and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Business Combinations

We account for business combinations using the acquisition method, which requires management to estimate the fair value of the tangible assets, liabilities, identifiable intangible assets and noncontrolling interests, and to properly allocate purchase price consideration to the individual assets acquired, liabilities assumed and noncontrolling interests. Goodwill is measured as the excess amount of consideration transferred. The allocation of the purchase price utilizes significant estimates and assumptions in determining the fair values of identifiable assets acquired, liabilities assumed and noncontrolling interests, especially with respect to intangible assets. These estimates are based on all available information and in some cases assumptions with respect to the timing and amount of future revenues and expenses associated with an asset and are reviewed by consulting with third-party valuation appraisers. The purchase price allocation for business acquisitions contains uncertainties because it requires management’s judgment.

We issued common shares as part of the consideration paid in connection with the business combination of SYLA Brain Co., Ltd. Prior to the initial public offering, the fair value of our common shares was determined by the management with the assistance from a third-party valuation appraiser. The methodology to determine the fair value of the common shares included estimating the fair value of the enterprise using the discounted cash flow method, which estimates the fair value of the Company by the present worth of the net economic benefit to be received by its business. The assumptions used to determine the estimated fair value of the Company are based on numerous objective and subjective factors, combined with management’s judgement, including external market conditions and trend within our industry.

The fair value of the intangible assets is estimated using the income approach using the multi-period excess earnings method. Management applies significant judgement related to this fair value method, which included the selection of an expected EBITDA margin assumption for the forecast period, and discount rate assumptions. These significant assumptions are based on company specific information and projections, which are not observable in the market (except for the discount rate assumption) and, therefore, are considered Level 2 and Level 3 measurements. These significant assumptions are forward-looking and could be affected by future changes in economic and market conditions.

The accounting for business combinations is a critical accounting estimate because it requires estimates and judgement as to expectations for future cash flows of the Company; future cash flows of the acquired business, and the allocation of those cash flows to identifiable intangible assets, in determining the fair value for assets and liabilities.

Principles of Consolidation

On an ongoing basis, as circumstances indicate the need for reconsideration, we evaluate each of our investments and contractual relationships to determine whether they meet the guidelines for consolidation. Our evaluation considers all of our variable interests, including equity ownership, as well as fees paid to us for our involvement in the management of each partially owned entity or structure.

In June 2021, we launched real estate crowdfunding platform which allows investors to invest through joint venture arrangements. Our real estate joint ventures consist of anonymous partnerships, which is a structure similar to a limited partnership, and voluntary partnerships, which is a structure similar to a general partnership. For the arrangement structured as a limited partnership or a general partnership, our evaluation of whether the equity holders (equity partners other than the general partner or the managing member of a joint venture) lack the characteristics of a controlling financial interest includes the evaluation of whether the limited partners or non-managing members (the noncontrolling equity holders) lack both substantive participating rights and substantive kick-out rights, defined as follows:

(i)	Participating rights provide the noncontrolling equity holders the ability to direct significant financial and operating decisions made in the ordinary course of business that most significantly influence the entity’s economic performance.
(ii)	Kick-out rights allow the noncontrolling equity holders to remove the general partner or managing member without cause.

If we conclude that any of the three characteristics of a VIE (i.e., insufficiency of equity, existence of non-substantive voting rights, or lack of a controlling financial interest) are met, including that the equity holders lack the characteristics of a controlling financial interest because they lack both substantive participating rights and substantive kick-out rights, we conclude that the entity or structure is a VIE and evaluate it for consolidation under the variable interest model.

Variable interest model

If an entity or structure is determined to be a VIE, we evaluate whether we are the primary beneficiary. The primary beneficiary analysis is a qualitative analysis based on power and benefits. We consolidate a VIE if we have both power and benefits – that is, (i) we have the power to direct the activities of a VIE that most significantly influence the VIE’s economic performance (power), and (ii) we have the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE (benefits). We consolidate VIEs whenever we determine that we are the primary beneficiary. If we have a variable interest in a VIE but are not the primary beneficiary, we account for our investment using the equity method of accounting.

Voting model

If a legal entity fails to meet any of the three characteristics of a VIE, we then evaluate such entity under the voting model. Under the voting model, we consolidate the entity if we determine that we, directly or indirectly, have greater than 50% of the voting shares and that other equity holders do not have substantive participating rights.

We consolidate anonymous partnerships, which are determined to be VIEs and we are the primary beneficiary, and account for voluntary partnerships using equity method. The assets and liabilities of the VIEs that are included in the accompanying consolidated financial statements as of December 31, 2022 and 2021 are as follows:

(In thousands)	December 31,	December 31,
	2021(¥)	2022(¥)	2022($)
Total assets	286,476	617,631	4,686
Total liabilities	-	46,528	353

The consolidated financial statements include the accounts of SYLA Technologies Co., Ltd. and all of its subsidiaries. VIEs, for which SYLA Technologies Co., Ltd. and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Valuation of Inventories

Our inventories mainly consist of real estate properties inventories and solar power plants inventories.

Real estate properties inventories include real estate properties held for sale and real estate properties under development, the vast majority of which are expected to be completed and disposed of within one year of the balance sheet date. Real estate properties held for sale are recorded at the lower of cost or fair value less cost to sell. If an asset’s fair value less cost to sell, based on discounted future cash flows, management estimates or market comparisons, is less than its carrying amount, an allowance is recorded against the asset. Real estate properties under development are carried at cost less impairment, as applicable. The amount of the impairment loss, if any, is calculated as the excess of the asset’s carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons.

The cost basis of the real estate inventories includes all direct acquisition costs including but not limited to the property purchase price, acquisition costs, construction costs, development costs, certain amenities, capitalized interest, capitalized real estate taxes and other costs. Interests and real estate taxes are not capitalized unless active development or construction is underway. When acquiring real estate with existing buildings, we allocate the purchase price between land, building and intangibles related to in-place leases, if any, based on their relative fair values.

Solar power plants inventories include solar power panels and supplies, solar power plants held for sale and solar power plants under construction, the vast majority of which are expected to be completed and disposed of within one year of the balance sheet date. Solar power panels and supplies are stated at the lower of cost and net realizable value. Cost of solar power panels and supplies is determined using the weighted average cost method. Adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated net realizable value based on historical and forecast demand, and promotional environment. Solar power plants held for sale are recorded at the lower of cost or fair value less cost to sell. If an asset’s fair value less cost to sell, based on discounted future cash flows, management estimates or market comparisons, is less than its carrying amount, an allowance is recorded against the asset. Solar power plants under construction are carried at cost less impairment, as applicable. The cost basis of solar power plants under construction includes acquisition costs, construction and installation costs, development costs, interest and financing costs incurred on debt during the construction phase and other costs. The amount of the impairment loss, if any, is calculated as the excess of the asset’s carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons.

Lessee

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-02 Leases (ASC Topic 842), effective for annual reporting periods (including interim periods) beginning after December 15, 2018, with early adoption permitted. The Company adopted ASC Topic 842 on January 1, 2020 using the modified retrospective method. This requires us to make significant judgments in determining the implicit rates to be used in calculating operating and finance right-of-use assets and lease liabilities as of the adoption date. We use the incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, we assess multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

We elect to apply the short-term lease recognition exemption of right-of-use assets and lease liabilities for all leases with a term of twelve months or less.

Revenue Recognition

We recognize revenues from sales of real estate properties, sales of land, providing of real estate management services, sales of solar power plants, providing of solar power plants operation and maintenance services and sales of electricity under ASC Topic 606, “Revenue from Contracts with Customers”.

To determine revenue recognition for contracts with customers, we performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. Revenue amount represents the invoiced value, net of consumption tax and applicable local government levies, if any. The consumption tax on sales is calculated at 10% of gross sales.

We recognize revenue from rental services under ASC Topic 842, “Leases”.

We currently generate revenue from the following main sources:

Revenue from sales of real estate properties

Revenues from the sales of real estate properties are recognized at the point in time when title to and possession of the property has transferred to the customer and we have no continuing involvement with the property, which is generally upon the delivery of the real estate properties, which generally coincides with the receipt of cash consideration from the customer. Our contracts with customers contain a single performance obligation and we do not provide warranties for sold real estate properties.

Revenue from sales of land

Revenues from land sales are recognized when the parties are bound by the terms of a contract, consideration has been exchanged, title and other attributes of ownership have been conveyed to the buyer by means of a closing and we are not obligated to perform further significant development of the specific property sold. In general, our performance obligation for each of these land sales is fulfilled upon the delivery of the land, which generally coincides with the receipt of cash consideration from the customer.

Revenue from rental services

Rental income is generally recognized on a straight-line basis over the terms of the tenancy agreements. For real estate and land leases, these contracts are treated as leases for accounting purpose, rather than contracts with customers subject to ASC Topic 606.

Revenue from real estate management services

Revenues from real estate management services consist of property management services, brokerage services and value-added management services. Property management services mainly include property management services provided to tenants or property owners with revenue recognized during the period when services are rendered. Revenues from brokerage services are earned upon closing of brokerage transaction. Value-added management services mainly consist of real estate consulting and registration services with revenue recognized when performance obligation is satisfied.

Revenue from sales of solar power plants

Revenues from the sales of solar power plants are recognized at the point in time when performance obligation is satisfied, which is after the solar power plants have been grid connected and the customers obtain control of the solar power plants. Our sales arrangements for solar power plants do not contain any forms of continuing involvement that may affect the revenue recognition of the transactions, nor any variable considerations for energy performance guarantees, minimum electricity end subscription commitments.

Revenue from solar power plants operation and maintenance services

Revenues from solar power plants operation and maintenance services are recognized over time when customers receive and consume the benefits provided by our performances, which typically include system inspection, performance engineering analysis, corrective maintenance repair and environmental services, under the terms of service arrangements.

Revenue from sales of electricity

Revenues from the sales of electricity are generated by the Company’s solar power systems under the power purchase arrangements (“PPAs”) with the power grid company based on the price stated in the PPAs when electricity has been generated and transmitted to the grid. The Company also procures electricity from wholesale electricity providers or purchases on Japan Electric Power Exchange for some of its customers who are charged based on the actual usage of electricity each month.

Assets of Discontinued Operations Held for Sale

Assets are classified as “held for sale” when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the assets; (2) the assets are available for immediate sale, in their present condition, subject only to terms that are usual and customary for sales of such assets; (3) an active program to locate a buyer and other actions required to complete the plan to sell the assets have been initiated; (4) the sale of the assets is probable and is expected to be completed within one year; (5) the assets are being actively marketed for a price that is reasonable in relation to their current fair value; and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. When all of these criteria have been met, the assets are classified as “held for sale” in the consolidated balance sheets. Assets classified as “held for sale” are reported at the lower of their carrying value or fair value less costs to sell. Depreciation of assets ceases upon designation as “held for sale”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Executive Officers, Directors, and Corporate Auditors

The following table sets forth the names, ages and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this annual report. The business address of all of persons identified below is Ebisu Prime Square Tower 7F, 1-1-39, Hiroo, Shibuya-ku, Tokyo, Japan.

Name	Age	Positions Held
Officers and Directors
Hiroyuki Sugimoto	45	Chief Executive Officer (CEO), Co-President and Director

Yoshiyuki Yuto	46	Chairman of the Board of Directors, Chief Operating Officer (COO), Co-President and Director

Takahide Watanabe	41	Chief Strategy Officer (CSO) and Director

Tomohiro Ikeda	47	Chief Financial Officer (CFO) and Corporate Secretary

Takeshi Fuchiwaki	37	Chief Growth Officer (CGO)

Taku Okawa	40	Chief Technology Officer (CTO)

Tianqi Li	33	Chief AI Officer (CAIO)

Shinsuke Nuriya	37	Chief Investment Officer (CIO)

Mitsuhiro Kawashima	44	Executive Officer

Makoto Ariki	35	Executive Officer

Tomoyoshi Uranishi	72	Independent Director

Ferdinand Groenewald	38	Independent Director

Ikuo Yoshida	64	Corporate Auditor (full-time)

Keiji Torii	75	Corporate Auditor

Yoshihide Sugimoto	42	Corporate Auditor

* Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.

Executive Officers

Hiroyuki Sugimoto

Mr. Sugimoto has served as the Chief Executive Officer and Co-President of SYLA Technologies Co., Ltd. since July 2022 and a director of SYLA Technologies Co., Ltd. since March 2017. He has also served as a director of SYLA Co., Ltd., a wholly owned subsidiary of SYLA Technologies Co., Ltd., since April 2022. He graduated from Kawasaki Sogo High School of Science in 1996. Mr. Sugimoto does not and has not previously served as a director of any reporting company.

Yoshiyuki Yuto

Mr. Yuto has served as the Chief Operating Officer and Co-President of SYLA Technologies Co., Ltd. since July 2022 and Chairman of the Board of Directors of SYLA Technologies Co., Ltd. since August 2017. From August 2010 to July 2017, he served as a director of SYLA Technologies Co., Ltd. From August 2010 to June 2022, Mr. Yuto served as the Chief Executive Officer and President of SYLA Technologies Co., Ltd. since August 2010. Since 2010, he has also served as the Chief Executive Officer, President and director of SYLA Co., Ltd., a wholly owned subsidiary of SYLA Technologies Co., Ltd. Mr. Yuto received a B.S. degree in Architecture from the Faculty of Engineering at National Utsunomiya University in 2001. Mr. Yuto does not and has not previously served as a director of any reporting company.

Takahide Watanabe

Mr. Watanabe has served as Chief Strategy Officer and a director of SYLA Technologies Co., Ltd. since April 2022 and March 2017, respectively. He has also been a director of SYLA Solar Co., Ltd. and SYLA Co., Ltd, each wholly owned subsidiary of SYLA Technologies Co., Ltd., since February 2022 and October 2020, respectively. From March 2017 through April 2022, Mr. Watanabe served as General Manager of SYLA Technologies Co., Ltd. Mr. Watanabe graduated from Waseda University School of Law in 2005. Mr. Watanabe does not and has not previously served as a director of any reporting company.

Tomohiro Ikeda

Mr. Ikeda has served as Chief Financial Officer of SYLA Technologies Co., Ltd. since September 22, 2022 and Corporate Secretary of SYLA Technologies Co., Ltd. since November 15, 2022. From June 2020 to September 21, 2022, Mr. Ikeda served as the General Manager of Administrative Division of SYLA Technologies Co., Ltd. From March 2019 to May 2020, he served as a consultant of One-Ness CPA Office ＆ Partners Co., Ltd. for accounting and internal audit services. From June 2018 to February 2019, he served as the Chief Financial Officer, General Manager and Director of the Administration Division of DGLifeDesign Corporation (subsidiary of Digital Garage). From August 2007 to May 2018, Mr. Ikeda worked in various divisions of Deloitte Tohmatsu LLC. Mr. Ikeda is a certified public accountant in Japan.

Takeshi Fuchiwaki

Mr. Fuchiwaki has served as the Chief Growth Officer of SYLA Technologies Co., Ltd. since January 2022. He has also served as the Chief Executive Officer of SYLA Solar Co. Ltd., a wholly owned subsidiary of SYLA Technologies Co., Ltd., since February 2022. From August 2010 to December 2021, Mr. Fuchiwaki held several positions with GE Healthcare. From October 2009 to July 2010, he was an Associate at PricewaterhouseCoopers. Mr. Fuchiwaki received a degree in Supply Chain Management from the Pennsylvania State University in 2013.

Taku Okawa

Mr. Okawa has served as Chief Technology Officer of SYLA Technologies Co., Ltd. since December 2021. From 2011 through December 2021, Mr. Okawa served as the Engineering Manager at Enigmo Inc., a Japanese e-commerce company. Mr. Okawa received a B.S. degree in Economics from Kyoto University in 2005.

Tianqi Li

Mr. Li has served as the Chief Artificial Intelligence (AI) Officer of SYLA Technologies Co., Ltd. since December 2021. Since 2019, he also serves as Chief Executive Officer and Chief Operating Officer of SYLA Brain Co., Ltd., a subsidiary of SYLA Technologies Co., Ltd. From 2016 to 2019, Mr. Li served as an engineer at DeNA Co., Ltd., a developer of software applications and games. Mr. Li graduated with a Bachelor’s degree in Computer Sciences from the Tokyo University of Technology in 2016 with first class honors.

Shinsuke Nuriya

Mr. Nuriya has served as an Executive Officer of SYLA Technologies Co., Ltd. since November 2022. Since April 2023, he also serves as Chief Investment Officer of SYLA Technologies Co., Ltd. and is responsible for Investment Business Division. From 2021 to 2022, Mr. Nuriya has served as a director of Kyash, Inc. From 2019 to 2021 he has served as a director of Patience Capital Group Pte. Ltd. From 2017 to 2019, he has served as a director of Cloud Realty, Inc. Mr. Nuriya graduated with a Master’s degree in Sustainability Management from Columbia University in 2011.

Mitsuhiro Kawashima

Mr. Kawashima has served as an Executive Officer of SYLA Technologies Co., Ltd. since April 2021. He is responsible for the development and operation of the Rimawari-kun system. From 2017 to 2021, Mr. Kawashima served as an engineer at Robot Home Inc., a developer of software applications. Mr. Kawashima graduated from Komazawa University School of Law in 2002.

Makoto Ariki

Mr. Ariki has served as an Executive Officer of SYLA Technologies Co., Ltd. since September 2022. Since December 2021, he also serves as director of SYLA Brain Co., Ltd., a subsidiary of SYLA Technologies Co., Ltd. Since April 2022, he also serves as Chief Executive Officer of SYLA Biotech Co., Ltd., a subsidiary of SYLA Technologies Co., Ltd. From April 2020 to December 2021, Mr. Ariki served as Chief Operating Officer and director of Generades. Since 2019, Mr. Ariki has served as a director of Cheka Inc. From October 2016 to April 2020, he served as Product Manager of the Basic Petrochemicals Department of Mitsubishi Corporation. Mr. Ariki graduated with a Bachelor’s degree in Business Management from the Keio University in 2011.

Independent Directors

Tomoyoshi Uranishi

Mr. Uranishi has served as an outside director of SYLA Technologies Co., Ltd. since April 2020. From December 2018 to June 2021, he served as auditor (part-time) at fundbook Inc., a merger and acquisition advisor Japanese company. From July 2013 to November 2018, Mr. Uranishi served as a Director at Bic Camera Co. Ltd. in Japan. From April 1974 to June 2003, he served as Deputy Director General at the former Ministry of Finance (now Ministry of Finance) in Japan. Mr. Uranishi graduated from the University of Tokyo in 1974 with a degree in Economics. Mr. Uranishi does not and has not previously served as a director of any reporting company.

Ferdinand Groenewald

Mr. Groenewald has been an independent member of our Board of Directors since December 1, 2022. Since July 31, 2022, Mr. Groenewald has served in several capacities at the CFO Squad which provides outsourced accounting and consulting services. From January 2, 2022 to July 31, 2022, Mr. Groenewald had served as the Chief Accounting Officer of Muscle Maker, Inc., a Nasdaq listed company. From September 2018 to January 2, 2022, Mr. Groenewald served as the Chief Financial Officer of Muscle Maker, Inc. From January 25, 2018 through May 29, 2018, Mr. Groenewald served as the Vice President of Finance, Principal Financial Officer and Principal Accounting Officer of Muscle Maker, Inc., Muscle Maker Development, LLC and Muscle Maker Corp., LLC. In addition, from October 2017 through May 29, 2018, he served as the controller of Muscle Maker, Inc. Mr. Groenewald is a certified public accountant with significant experience in finance and accounting. From July 2018 through August 2018, he served as senior financial reporting accountant of Wrinkle Gardner & Company, a full-service tax, accounting and business consulting firm. From February 2017 to October 2017, Mr. Groenewald served as Senior Financial Accounting Consultant at Pharos Advisors, Inc. serving a broad range of industries. From November 2013 to February 2017, he served as a Senior Staff Accountant at Financial Consulting Strategies, LLC where he provided a broad range of accounting, financial reporting, and pre-auditing services to various industries. From August 2015 to December 2015, Mr. Groenewald served as a Financial Reporting Analyst at Valley National Bank. Mr. Groenewald holds a Bachelor of Science in accounting from the University of South Africa. Mr. Groenewald is a Certified Public Account. Mr. Groenewald serves as a member of the Board of Directors of HeartCore Enterprises, Inc., a publicly reporting company that is listed on the Nasdaq Capital Market, since January 24, 2022.

Corporate Auditors

Ikuo Yoshida

Mr. Yoshida has served as a full-time corporate auditor of SYLA Technologies Co., Ltd. since April 2021. From October 2004 to July 2017, he served as a Corporate Auditor of Toshiba Digital Solutions Corporation. Mr. Yoshida received his Master’s degree from Tokyo Institute of Technology in 1983.

Keiji Torii

Mr. Torii has served as a corporate auditor of SYLA Technologies Co., Ltd. since April 2018. Since April 2015, he has served as an advisor to SYLA Technologies Co., Ltd. Mr. Torii graduated from the Faculty of Economics at Keio University in 1971.

Yoshihide Sugimoto

Mr. Sugimoto has served as a corporate auditor of SYLA Technologies Co., Ltd. and SYLA Co., Ltd. since April 2022. He has served as an outside director of Avex Inc., NATTY SWANKY holdings Co., Ltd. and Brangista Inc. since June 2020, September 2018, and December 2015, respectively. He has also served as a corporate auditor of GROWTH POWER Inc. and Ai Robotix Inc. since January 2022 and January 2021, respectively. Mr. Sugimoto graduated from Waseda University School of Law in 2003.

Family Relationships

Hiroyuki Sugimoto, Chief Executive Officer of SYLA Technologies Co., Ltd., and Takahide Watanabe, Director and Chief Strategy Officer of SYLA Technologies Co., Ltd., are cousins.

Board Diversity

On August 6, 2021, the SEC approved NASDAQ’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for NASDAQ-listed companies. Pursuant to the amended listing standards, our Company, as a “foreign private issuer” with a board of directors of five or fewer members, is required to have at least one diverse board member or explain the reasons for not meeting this objective by the end of 2022. The table below provides certain demographic information regarding our current board of directors:

Board Diversity Matrix (As of April 7, 2023)
Country of Principal Executive Offices	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	2
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	-	2	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

While we have not adopted a formal board diversity policy, we are mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of our board. In this regard, we are committed to increasing diversity on our board. In searches for new director candidates, we will consider the level of diversity, including representation of underrepresented individuals and female representation, on the board, which will be one of several factors used in the search process. Further, we will continuously monitor the level of diversity and recruit qualified diverse candidates, including underrepresented individuals and/or female candidates, as part of our overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.

B. Compensation

Compensation of our Executive Officers, Directors and Corporate Auditors

Remuneration to our executive officers is comprised of base compensation. In the fiscal year ended December 31, 2022, we paid an aggregate of approximately ¥305,768,110 (US$2,319,763) to our executive officers who were paid over US$100,000 in 2022, namely Hiroyuki Sugimoto, Yoshiyuki Yuto, Takahide Watanabe, Takeshi Fuchiwaki, Taku Okawa, Tianqi Li, Mitsuhiro Kawashima, Akihito Takano, and Makoto Ariki, who were paid ¥129,290,000 (US$980,882), ¥64,612,000 (US$490,190), ¥14,540,000 (US$110,310), ¥16,702,500 (US$126,716), ¥18,259,790 (US$138,531), ¥14,400,000 (US$109,248), ¥18,044,500 (US$136,898), ¥15,519,320 (US$117,740), and ¥14,400,000 (US$109,248), respectively. In the fiscal year ended December 31, 2021, we paid an aggregate of approximately ¥165,990,000 to our executive officers who were paid over US$100,000 in 2021, namely Hiroyuki Sugimoto, Yoshiyuki Yuto, and Masaaki Kawakami, who were paid ¥101,880,000, ¥49,380,000, and ¥14,730,000, respectively. The Company did not grant any stock options and did not provide discretionary bonuses during the fiscal years ended December 31, 2022 and 2021. We have not set aside pension, retirement, or other benefits for our executive officers.

In accordance with the Companies Act and our articles of incorporation, the amount of compensation for our directors and corporate auditors is decided by first setting the maximum amount of total compensation for all of our directors and corporate auditors through a resolution adopted by our shareholders at a shareholders meeting. The representative director authorized by our board of directors and our board of directors then decide on the amount of compensation for each director based on certain criteria established by our Company, and the amount of compensation for each corporate auditor is decided through discussions among the corporate auditors.

The amount of compensation for executive officers, excluding directors, is determined by the Board of Directors.

In 2019, our shareholders approved an aggregate compensation allowance of no more than ¥200,000,000 per year for our directors. In 2021, our shareholders also approved an aggregate compensation allowance of no more than ¥20,000,000 per year for our corporate auditors.

The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors in fiscal year 2022, including by the type of remuneration and the number of persons in each category.

(in thousands, except stock options and number of persons in category) Category of directors and corporate auditors	Total amount of remuneration	Base compensation	Number of persons in category
Executive directors(1)	¥212,252	¥212,252	4
Outside directors(2)	¥3,339	¥3,339	2
Full-time outside corporate auditor(3)	¥6,270	¥6,270	1
Outside corporate auditors(4)	¥7,770	¥7,770	2

(1) Consist of Messrs. Hiroyuki Sugimoto, Yoshiyuki Yuto, Masaaki Kawakami, and Takahide Watanabe.

(2) Consist of Messrs. Tomoyoshi Uranishi and Takafumi Miki.

(3) Our full-time outside company auditor is Ikuo Yoshida.

(4) Consists of Keiji Torii and Yoshihide Sugimoto.

Independent Director Agreement - Ferdinand Groenewald

Ferdinand Groenewald is an independent director of our Company. Ferdinand Groenewald entered into an Independent Director Agreement with our Company as of December 5, 2022. Pursuant to the terms of the Independent Directors Agreement, Mr. Groenewald will be paid the sum of ¥4,070,700 (US$30,888) annually for director’s service as a director of the Company, to be paid ¥339,225 (US$2,574) per month, payable within five business days of the end of each month, and with such amount for any partial calendar month being appropriately prorated.

During the term of the agreement, the Company will reimburse Mr. Groenewald for all reasonable out-of-pocket expenses incurred by Mr. Groenewald in attending any in-person meetings, provided that he complies with the generally applicable policies, practices and procedures of the Company for submission of expense reports, receipts or similar documentation of such expenses. Any reimbursements for allocated expenses (as compared to out-of-pocket expenses of the applicable director in excess of US$500) must be approved in advance by the Company.

The agreement contains customary confidentiality provisions, and customary provisions related to Company ownership of intellectual property conceived or made by Mr. Groenewald in connection with the performance of his duties under the agreement (i.e., a “work-made-for-hire” provision).

The agreement provides that, during the term (which continues as long as he is serving as a director of the Company), he will be entitled to indemnification and insurance coverage for officers’ liability, fiduciary liability and other liabilities arising out of Mr. Groenewald’s position with the Company in any capacity, in an amount not less than the highest amount available to any other director, and such coverage and protections, with respect to the various liabilities as to which Mr. Groenewald has been customarily indemnified prior to termination of employment, shall continue for at least six years following the end of the term. Any indemnification agreement entered into between the Company and the Mr. Groenewald will continue in full force and effect in accordance with its terms following the termination of this agreement.

The agreement contains customary representations and warranties by Mr. Groenewald, relating to the agreement, and contains other customary miscellaneous provisions relating to waivers, assignments, third party rights, survival of provisions following termination, severability, notices, waiver of jury trials and other provisions.

The agreement is governed by and construed and enforced in accordance with the laws of Japan, and for all purposes shall be construed in accordance with the laws of Japan.

Stock Options and Stock Acquisition Right

From May 2014 to November 2022, the Company granted stock options for the purchase of shares of the Company’s common shares approved by its shareholders nine times as shown in the table below. The purpose is to strengthen a corporate culture in which the directors, auditors and employees of the Company share in mutual success and reconcile the interests of the employees with those of the shareholders. The Company’s grant of stock options prohibits the transfer of options. If a holder of stock options ceases to be a director, auditor or employee of the Company, such stock options will be forfeited except under limited circumstances or if the Board of Directors of the Company decides otherwise. The following table provides a summary of stock options issued by the Company since 2014.

Issue name	Issue Date	Expiration date	Exercise price (Per share)	Common shares (Grant Number)
Batch 1	05/31/2014	04/30/2024	¥8,000	19,700
Batch 3	12/30/2014	12/30/2024	¥8,000	1,000
Batch 4	06/08/2017	05/31/2027	¥11,600	300
Batch 5	10/01/2017	04/30/2024	¥8,000	28,800
Batch 6	03/30/2018	02/28/2028	¥33,320	640
Batch 7	11/30/2020	07/31/2030	¥45,140	870
Batch 8	07/30/2021	07/31/2031	¥48,060	50
Batch 9	11/09/2022	Ten (10) years from the Listing Date	Initial exercise price is US$0.01	5,771

Of the stock options granted as per the above table, stock options to acquire 635 shares of the Company’s common shares have expired and stock options to acquire 54,826 shares of the Company’s common shares remain outstanding as of December 31, 2022.

The balance of stock options with respect to common shares granted to the directors and auditors of the Company is as follows:

Name	Date of grant	Exercise Period Start Date	Exercise Period End Date	Exercise Price (Per share)	Stock Options Tab. Grant Total	Stock Options Tab. To be the basis Normal Shares Total
Batch 1	05/31/2014	05/24/2016	04/30/2024	¥8,000	192 (1)	17,700
Batch 4	06/08/2017	06/07/2019	05/31/2027	¥11,600	3 (1)	200
Batch 5	10/01/2017	10/01/2017	04/30/2024	¥8,000	270 (1)	27,000
Batch 6	03/30/2018	03/13/2020	02/28/2028	¥33,320	10 (2)	10
Batch 7	11/30/2020	08/26/2022	07/31/2030	¥45,140	590 (2)	590

(1) Each stock option is exercisable for 100 common shares.

(2) Each stock option is exercisable for one common share.

C. Board Practices

Corporate Governance Practices

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act of Japan (which we refer to as the “Companies Act”) govern our corporate affairs.

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600, the requirement in Nasdaq Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Nasdaq Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under Nasdaq Rule 5600 from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) require that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors.

●	Nasdaq Rule 5605(c)(2)(A) require a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act.

●	Nasdaq Rule 5605(d) require, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive and directors (subject to the maximum aggregate compensation amount resolved by our shareholders meetings), and other compensation related matters. Likewise, our corporate auditors discuss and determine compensation of each corporate auditor (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) without involvement of our board of directors.

●	Nasdaq Rule 5605(e) require that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors (in the cases of corporate auditors, consent of board of corporate auditors is required) and oversee our corporate governance practices.

●	Nasdaq Rule 5620(c) provide a one-third quorum requirement applicable to shareholder meetings. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation a quorum of not less than one-third or more of the total number of voting rights is required in connection with the election of directors, corporate auditors and certain other matters.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every three months. Under the Companies Act and our articles of incorporation, our Company shall have no more than ten, directors on our board of directors. Our board of directors is currently comprised of five directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our Company’s affairs and represent our Company in accordance with the resolutions of our board of directors. Our board of directors may appoint from among its members a chairman, a president or one or more deputy presidents, senior managing directors, or managing directors.

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. Our board of directors is currently comprised of five directors, three of whom (Hiroyuki Sugimoto, Yoshiyuki Yuto and Takahide Watanabe) are considered non-independent directors and two of which (Tomoyoshi Uranishi and Ferdinand Groenewald), are considered “independent”, as determined in accordance with the Nasdaq rules, and also satisfy the requirements for an outside (or independent) director under the Companies Act.

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for not more than five corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and, in the case of audit reports related to financial statements, the independent auditors of our Company each year, and submit such audit reports to a relevant director. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Differences in Corporate Governance from Nasdaq Capital Market Listing Rules

Companies listed on the Nasdaq Capital Market must comply with certain standards regarding corporate governance under Rule 5605 of the Nasdaq Listing Rules. However, listed companies that are foreign private issuers, such as we will be, are permitted to follow home country practice in lieu of certain provisions of Rule 5605 of the Nasdaq Listing Rules.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Rule 5605 of the Nasdaq Listing Rules and those followed by SYLA Technologies.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by SYLA Technologies
1. A Nasdaq-listed U.S. company must have a majority of directors meeting the independence requirements under Rule 5605(a)(2) of the Nasdaq Listing Rules.

For Japanese companies, including SYLA Technologies, which employ a corporate governance system based on a board of corporate auditors (the board of corporate auditor system), the Companies Act of Japan (the Companies Act) has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the members of the board of corporate auditors, who are separate from SYLA Technologies’ management.

All members of board of corporate auditors must meet certain independence requirements under the Companies Act.

For Japanese companies with a board of corporate auditors, including SYLA Technologies, at least half of the members of such board must be “outside” corporate auditors. Such “outside” corporate auditors of the board of corporate auditors must meet additional independence requirements under the Companies Act. An “outside” corporate auditor of the board of corporate auditors means a member of the board of corporate auditors who, among other things, (i) has not been a director or employee, including a manager, of SYLA Technologies or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors, (ii) (in case of a person who has formerly served as a member of the board of corporate auditors of SYLA Technologies or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors) has not been a director or employee, including a manager, of SYLA Technologies or any of its subsidiaries within 10 years prior to assuming such former position of a member of the board of corporate auditors and (iii) is not currently spouse or relative within two degrees of a director or important employee, including a manager, of SYLA Technologies.

As of November 10, 2022, SYLA Technologies had three members of the board of corporate auditors, all of whom were “outside” members of the board of corporate auditors.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by SYLA Technologies

2. A Nasdaq-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

SYLA Technologies employs the board of corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by SYLA Technologies’ independent auditors and on such independent auditors’ audit reports, for the protection of SYLA Technologies’ shareholders.

As of November 10, 2022, SYLA Technologies had three members of the board of corporate auditors. Each member of the board of corporate auditors serves a four-year term of office. In contrast, the term of office of each director of SYLA Technologies is one year.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, SYLA Technologies relies on an exemption under that rule which is available to foreign private issuers with board of corporate auditors meeting certain requirements.

3. A Nasdaq-listed U.S. company must have a nominating/corporate governance committee composed of entirely independent directors and the compensation committee must have at least two members.	SYLA Technologies’ directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon. The members of the board of corporate auditors are also elected at a general meeting of shareholders of SYLA Technologies. A proposal by SYLA Technologies’ board of directors to elect a member to the board of corporate auditors must be approved by a resolution of its board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that SYLA Technologies’ directors submit a proposal for election of a member of the board of corporate auditors to a general meeting of shareholders. The members of the board of corporate auditors have the right to state their opinions concerning election of a member of the board of corporate auditors at the general meeting of shareholders.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by SYLA Technologies

4. A Nasdaq-listed U.S. company must have a compensation committee composed entirely of independent directors and the compensation committee must have at least three members. Compensation committee members must satisfy the additional independence requirements under Rule 5605(d)(2)(A) of the Nasdaq Listing Rules.

A compensation committee must also have authority to retain or obtain the advice compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.

The total amount of compensation for SYLA Technologies’ directors and the total amount of compensation for the members of the SYLA Technologies’ board of corporate auditors are proposed to, and voted upon by, a general meeting of shareholders. Once the proposal for each of such total amount of compensation is approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocates the respective total amount among its respective members.

There are no procedural or disclosure requirements with respect to the use of compensation to consultants, independent legal counsel or other advisors.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors has a standing risk management committee. In particular, our risk management committee is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity and data protection, and our board of corporate auditors is responsible for overseeing and evaluating our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our board of corporate auditors also reviews legal, regulatory and compliance matters that could have a significant impact on our financial statements. While each standing committee of our board of directors will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Code of Business Conduct

Our board of directors has adopted a written code of business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents. A copy of our Code of Ethics and Business Conduct is attached to this annual report as Exhibit 11.1.

Limitation of Liability of Directors and Corporate Auditors

In accordance with our articles of incorporation, and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with our non-executive directors and corporate auditors, respectively, to limit his or her liability to our Company for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided, that, the amount of such limited liability is the amount stipulated in applicable laws and regulations, whichever is higher. Tomoyoshi Uranishi and Ferdinand Groenewald are considered independent, non-executive directors within the meaning of the Companies Act. We have not, however, executed any such limitation of liability agreements with our non-executive director or corporate auditors.

Our articles of incorporation include limitation of liability provisions for independent directors and corporate auditors, pursuant to which our board of directors can authorize our Company to exempt the independent directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable laws and regulations, including Article 426, Paragraph 1 of the Companies Act.

D. Employees

Employees

As of April 18, 2023, SYLA Technologies Co., Ltd. and its subsidiaries had in aggregate 108 full-time employees and 6 part-time employees as follows:

Function	Full-Time Employees	Part-Time Employees
Technologies	9	2
Sales and Marketing	25	-
Development	23	2
Construction	11	-
Solar	19	1
Management (Finance, HR, General Admin)	21	1

None of our employees is represented by a union. We consider our relations with our employees to be good.

E. Share ownership

For information regarding the share ownership of our directors and executive officers, please see “Item 7.A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares, as of the date of this annual report, by:

●	each of our named executive officers, directors, and corporate auditors;

●	all of our named executive officers, directors, and corporate auditors as a group; and

●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our common shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, except as otherwise set forth in the footnotes to the table. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power.

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) as of the date of this annual report, based on 239,489 common shares outstanding and 49,005 common shares subject to options that are currently exercisable, which are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o SYLA Technologies Co., Ltd., Ebisu Prime Square Tower 7F, 1-1-39, Hiroo, Shibuya-ku, Tokyo, Japan.

	Common Shares Beneficially Owned (1)
Name of Beneficial Owner	Shares	Percentage
Named Executive Officers, Directors, and Corporate Auditors:
Hiroyuki Sugimoto(2)	139,435	53.99%
Yoshiyuki Yuto (3)	24,783	9.59%
Takahide Watanabe	40	* %
Tomohiro Ikeda	220	* %
Takeshi Fuchiwaki	-	-%
Taku Okawa	170	-%
Tianqi Li	5,389	2.08%
Shinsuke Nuriya	356	-%
Mitsuhiro Kawashima	50	-%
Makoto Ariki	-	-%
Tomoyoshi Uranishi	-	-%
Ferdinand Groenewald	-	-%
Ikuo Yoshida	-	-%
Keiji Torii	150	* %
Yoshihide Sugimoto	-	-%

All named executive officers, directors, and corporate auditors as a group (fifteen) persons)	170,593	66.06%
5% or more Shareholders:		%
SY Co., Ltd. (4)	113,620	43.99%
Japan Investment Inc. (5)	20,250	7.84%

* Represents less than 1% of the number of common shares outstanding.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2) Represents: (i) 21,935 common shares directly beneficially owned by Hiroyuki Sugimoto; (ii) 113,620 common shares held by SY Co., Ltd., which is 53.82% owned by Hiroyuki Sugimoto, our Chief Executive Officer and Co-President, and 46.18% owned by Yoshiyuki Yuto, our Chairman of the Board, Co-President and Chief Operating Officer. Since Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., Ltd., he may unilaterally vote and dispose of these shares and, therefore, may be deemed to be the beneficial owner of all of 113,620 common shares. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of these common shares (52,469 shares) as they are attributable to Yoshiyuki Yuto’s ownership interest in SY Co., Ltd.; and (iii) represents 3,880 common shares held by SY Consulting Co., Ltd., which is 100% owned by Hiroyuki Sugimoto, our Chief Executive Officer and Co-President. As Mr. Sugimoto has sole voting and dispositive power over these shares, he may be deemed to be the beneficial owner of these common shares.

(3) Represents 24,783 common shares directly beneficially owned by Yoshiyuki Yuto. Although Yoshiyuki Yuto, our Chairman of the Board, Co-President and Chief Operating Officer, has a 46.18% ownership interest in SY Co., Ltd., which holds 113,620 common shares, since Mr. Sugimoto has a controlling interest (53.82%) in SY Co., Ltd., Mr. Sugimoto (rather than Yoshiyuki Yuto) will be deemed to have beneficial ownership over all of the shares as he has sole voting and dispositive power over these common shares (including the 52,469 shares attributable to Yoshiyuki Yuto).

(4) Represents 113,620 common shares held by SY Co., Ltd., which is 53.82% owned by Hiroyuki Sugimoto, our Chief Executive Officer and Co-President, and 46.18% owned by Yoshiyuki Yuto, our Chairman of the Board, Co-President and Chief Operating Officer. Since Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., Ltd., he may unilaterally vote and dispose of these shares and, therefore, may be deemed to be the beneficial owner of all of 113,620 common shares. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of these common shares (52,469 shares) as they are attributable to Yoshiyuki Yuto’s ownership interest in SY Co., Ltd.

(5) Japan Investment Inc. is owned by Mr. Takeshi Tanaka. Mr. Tanaka has sole voting and dispositive power over these common shares and thus is deemed to beneficially own these common shares. Japan Investment Inc.’s address is at Kasumigaseki Common Gate West Tower 36F, 3-2-1 Kasumigaseki, Chiyoda-ku, Tokyo 100-0013, Japan.

B. Related Party Transactions

The related parties had material transactions for the years ended December 31, 2020, 2021 and 2022 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2022
Sugimoto Hiroyuki	CEO of the Company
Yuto Yoshiyuki	COO of the Company
Watanabe Takahide	Chief Strategy Officer (“CSO”) of the Company
Uranishi Tomoyoshi	Director of the Company
Li Tianqi	CAIO of the Company
Fuchiwaki Takeshi	Chief Growth Officer (“CGO”) of the Company
SY Consulting Co., Ltd. (“SY Consulting”)	A company controlled by CEO of the Company
Sugimoto Hiroyuki Office Co., Ltd. (“Sugimoto Hiroyuki Office”)	A company controlled by CEO of the Company
Sugimoto Architectural Design Foundation	A company controlled by CEO of the Company
SYW Co., Ltd. (“SYW”)	A company controlled by CEO of the Company prior to April 2022 and significantly influenced by CEO of the Company after April 2022
Lifit Home Co., Ltd. (“Lifit Home”)*	Subsidiary of the Company prior to March 2021, when the entity was disposed
GARNET Co., Ltd. (“GARNET”)*	Subsidiary of the Company prior to August 2022, when the entity was disposed
SYNS Co., Ltd. (“SYNS”)*	Subsidiary of the Company prior to September 2022, when the entity was disposed
GANGIT Co., Ltd. (“GANGIT”)*	Subsidiary of the Company prior to September 2022, when the entity was disposed

*These entities were divested in connection with the reorganization for the Company’s overseas listing and were regarded as related parties of the Company prior to the disposal date. Upon completion of the disposition, the Company no longer holds any equity interest or exercises significant influence over these entities. As a result, these entities ceased to be related parties to the Company. Balances associated with these entities were presented as related party balances as of December 31, 2021. The activities between the Company and these entities before the completion date of disposition were presented as related party transactions in the consolidated statements of operations and comprehensive income and cash flows for all periods presented.

As of December 31, 2021 and 2022, other receivables due from related parties, which resulting from operating expenses paid by the Company on behalf of related party and advances made to related parties were included in prepaid expenses on the consolidated financial statements, are as follows:

(In thousands) Other receivables due from related parties		December 31,	December 31,
(included in prepaid expenses)		2021(¥)	2022(¥)	2022(US$)
SY Consulting	Advances to related party	5	-	-
Sugimoto Hiroyuki Office	Advances to related party	40	-	-
SYNS	Operating expenses paid on behalf of related party	35	-	-
Total		80	-	-

Interest income generated from related parties amounted to ¥1,818 thousand, ¥153 thousand and nil for the years ended December 31, 2020, 2021, and 2022, respectively.

The Company borrowed ¥400,000 thousand from its CEO during the year ended December 31, 2021 and repaid the amount in full during the same year and incurred interest expenses of ¥775 thousand. The Company borrowed ¥118,000 thousand (US$895 thousand) from its CAIO during the year ended December 31, 2022 and repaid the amount in full during the same year.

The Company entered into an operating lease agreement with a related party for sublease purpose for a term of two years during the year ended December 31, 2021. The operating lease right-of-use assets and operating lease liabilities in connection with the lease are as follows:

(In thousands)		December 31,	December 31,
Operating lease		2021(¥)	2022(¥)	2022(US$)
GARNET	Operating lease right-of-use assets	946	-	-
GARNET	Operating lease liabilities, current	589	-	-
GARNET	Operating lease liabilities, non-current	368	-	-

Payables due to related parties, which were included in other current liabilities on the consolidated financial statements, as of December 31, 2021 and 2022 are as follows:

(In thousands)		December 31,	December 31,
Payables due to related parties (included in other current liabilities)		2021 (¥)	2022 (¥)	2022 (US$)
SYW	Entertainment service provided by related party	579	554	4
Fuchiwaki Takeshi	Operating expense paid on behalf of the Company	-	230	2
Total		579	784	6

Accounts receivable from related party as of December 31, 2021 and 2022 are as follows:

(In thousands)		December 31,	December 31,
Accounts receivable from related party		2021(¥)	2022(¥)	2022 (US$)
GARNET	Provided real estate management service to related party	2,290	-	-

Deferred revenue from related party as of December 31, 2021 and 2022 is as follows:

(In thousands)		December 31,	December 31,
Deferred revenue from related party		2021(¥)	2022(¥)	2022 (US$)
SYW	Rental fee and container fee received in advance	2,604	93,341	708

Revenues generated from related parties for the years ended December 31, 2020, 2021, and 2022 are as follows:

(In thousands)		For the Years Ended December 31,
Revenues from related parties		2020 (¥)	2021 (¥)	2022 (¥)	2022 (US$)
Sugimoto Hiroyuki	Real estate management income	57	133	69	1
Yuto Yoshiyuki	Real estate management income and rental income	1,210	63	2,013	15
Watanabe Takahide	Rental income	1,314	1,314	1,314	10
SYW	Real estate management income and rental income	6,769	26,789	28,010	213
GARNET	Real estate management income	6,665	4,996	-	-
SYNS	Real estate management income and real estate sales*	12,133	251,011	331,126	2,512
Total		28,148	284,306	362,532	2,751

*Real estate properties sold to SYNS had been sold to third party customers within the same period.

Expenses incurred with related parties for the years ended December 31, 2020, 2021, and 2022 are as follows:

(In thousands)		For the Years Ended December 31,
Expenses with related parties		2020 (¥)	2021 (¥)	2022 (¥)	2022 (US$)
Uranishi Tomoyoshi	Consulting fee	300	-	-	-
SY Consulting	Referral and marketing fee	845	-	-	-
Sugimoto Architectural Design Foundation	Donation	-	2,000	400	3
SYW	Referral and marketing fee and entertainment expenses	40,168	45,572	30,526	232
Lifit Home	Referral and marketing fee	2,000	5,090	-	-
GARNET	Referral and marketing fee	8,437	-	-	-
SYNS	Referral and marketing fee	193,206	66,522	-	-
GANGIT	Referral and marketing fee	2,700	-	-	-
Total		247,656	119,184	30,926	235

Real estate properties purchased from related party for the years ended December 31, 2020, 2021, and 2022 are as follows:

(In thousands)		For the Years Ended December 31,
Purchases from related party		2020 (¥)	2021 (¥)	2022 (¥)	2022 (US$)
GARNET	Purchase of real estate properties	-	966,100	-	-

Agreements with Directors, Corporate Auditors, and Officers

Tomoyoshi Uranishi is an independent director of our Company. Tomoyoshi Uranishi receives ¥200,000 (US$1,517) per month from our Company as a consulting fee.

Ikuo Yoshida is a corporate auditor of our Company. Ikuo Yoshida receives ¥500,000 (US$3,793) per month from our Company as a consulting fee.

Keiji Torii, a corporate auditor of our Company. Keiji Torii receives ¥400,000 (US$3,035) per month from our Company as a consulting fee.

Yoshihide Sugimoto, a corporate auditor of our Company, serves as the auditor of GROWTH POWER Co. Ltd, a Japanese company. Yoshihide Sugimoto receives ¥200,000 (US$1,517) per month from our Company as a consulting fee.

Ferdinand Groenewald is an independent director of our Company. Ferdinand Groenewald receives ¥339,225 (US$2,574) per month from our Company as a consulting fee. Ferdinand Groenewald entered into an Independent Director Agreement with the Company dated as of December 5, 2022.

Family Relationships

Hiroyuki Sugimoto, CEO of the Company, and Takahide Watanabe, CSO of the Company, are cousins.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 of this annual report.

B. Significant Changes

See Note 23 to the Consolidated Financial Statements in Item 18 for a disclosure of events subsequent to year end and prior to the date of filing.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The ADSs began trading on the Nasdaq Capital Market on March 31, 2023, under the symbols “SYT.” Prior to that date, there was no public trading market for our ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9.C. Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Incorporation of SYLA Technologies Co., Ltd.

The information set forth in Exhibit 2.3 “Description of Securities” of this annual report is incorporated herein by reference.

C. Material Contracts

Consulting Agreement

On May 13, 2022 (“Effective Date”), the Company entered into a Consulting and Services Agreement (the “Consulting Agreement”) with HeartCore Enterprises, Inc. (“HeartCore”). Pursuant to the terms of the Consulting Agreement, the HeartCore agreed to provide the Company certain services, including the following (collectively, the “Services”):

(i)	Assistance with the selection and negotiation of terms for a law firm, underwriter and auditing firm for the Company;
(ii)	Assisting in the preparation of documentation for internal controls required for an initial public offering by the Company;
(iii)	Providing support services to remove problematic accounting accounts upon listing;
(iv)	Translation of requested documents into English;

(v)	Attend and, if requested by SYLA, lead meetings with the Company’s management and employees;
(vi)	Provide SYLA with support services related to the Company’s NASDAQ or NYSE American listing;
(vii)	Conversion of accounting data from Japanese standards to U.S. GAAP;
(viii)	Services to remove problematic accounting accounts upon listing;
(ix)	Support for the Company’s negotiations with the audit firm;
(x)	Assist in the preparation of S-1 or F-1 filings; and
(xi)	Preparing an investor presentation/deck and executive summary of the Company’s business and operations.

In providing the Services, HeartCore will not perform accounting services, and will not act as an investment advisor or broker/dealer. Pursuant to the terms of the Consulting Agreement, the parties agreed that HeartCore will not provide the following services, among others: negotiation of the sale of the Company’s securities; participation in discussions between the Company and potential investors; assisting in structuring any transactions involving the sale of the Company’s securities; pre-screening of potential investors; due diligence activities; nor providing advice relating to valuation of or financial advisability of any investments in the Company.

Pursuant to the terms of the Consulting Agreement, the Company agreed to compensate HeartCore as follows in return for the provision of Services during the six-month term (the “Term”):

(a)	US$500,000, to be paid as follows: (i) US$200,000 on the Effective Date; (ii) US$150,000 on the three-month anniversary of the Effective Date; and (iii) US$150,000 on the six-month anniversary of the Effective Date; and

(b)	Issuance by the Company to HeartCore of a common share purchase warrant (the “Warrant”), deemed fully earned and vested as of the Effective Date, to acquire a number of shares of capital stock of SYLA, to initially be equal to 2% of the fully diluted share capital of the Company as of the Effective Date, subject to adjustment as set forth in the Warrant.

For any services performed by the Company beyond the Term, SYLA will compensate the Company for Services at the rate of US$150 per hour, based on the hours spent by personnel of the Company.

The Consulting Agreement’s Term of six-months shall expire unless renewed upon mutual written agreement of the parties.

Warrant

On May 13, 2022, the Company issued a warrant to purchase common stock to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company. At any time beginning on the date of the initial public offering (“IPO Date”) until ten years following completion of an initial public offering resulting in the Company’s shares being listed on a national stock exchange, HeartCore may exercise the warrant to purchase 2% of the fully diluted share capital of the Company as of the IPO Date, for an exercise price per share of US$0.01, subject to adjustment as provided in the warrant. This warrant was terminated upon the issuance of the stock acquisition rights to HeartCore described immediately below.

Stock Acquisition Rights

On November 9, 2022, the Company allotted 5,771 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on November 9, 2022 in substitution for the Warrant executed as of May 13, 2022 between the Company and HeartCore. The stock acquisition right is exercisable upon a successful listing on the Nasdaq Capital Market or NYSE American and has an exercise price of US$0.01 per share and is fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding common shares on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 2% and divided by 5,771, subject to adjustment as provided in the 9th Stock Acquisition Rights Allotment Agreement, dated November 9, 2022, between the Company and HeartCore.

Amendments to Consulting Agreement

The Company entered into Amendment Nos. 1 and 2 to Consulting and Services Agreement (the “Amendments to Consulting Agreement”) with HeartCore on August 17, 2022 and November 15, 2022, respectively.

Pursuant to the terms of the Amendments to Consulting Agreement, the payment date of the second payment in the amount of US$150,000 (“Second Payment”) that is required under the terms of the Consulting Agreement has been amended to be on the last day of the month following the successful listing of the Company on the Nasdaq Capital Market or NYSE American and the completion of the submission of vouchers for consulting services performed by HeartCore for the Company. In addition, the issuance of an additional warrant that was contemplated by Amendment No. 1 to Consulting and Services Agreement in lieu of the Second Payment was terminated by Amendment No. 2 to Consulting and Services Agreement that revived the Second Payment to be made at the amended payment date set forth above.

Loans

During the period from January 1, 2023 through April 18, 2023, the Company entered into various loans with banks and financial institutions for working capital purpose and for the purpose of purchasing and constructing real estate properties and solar power plants and systems. The Company paid off certain loans in an aggregate amount of approximately JPY600,000 thousand ahead of schedule as the pledged real estate properties were sold to customers.

Leases

During the period from January 1, 2023 through April 18, 2023, the Company entered into various lease agreements for the purpose of subleasing.

Independent Director Agreement

On November 30, 2022, Mr. Ferdinand Groenewald was appointed as an independent director of the Board of Directors of the Company as of December 1, 2022. Ferdinand Groenewald entered into an Independent Director Agreement with the Company dated as of December 5, 2022.

Withdrawal from Mining Machine Business

On December 30, 2022, in light of the deterioration of the crypto and mining machine market conditions in 2022, the Board of Directors of the Company decided to withdraw from the mining machine business by (i) discontinuing the manufacture and sale of computers (with mining machine capabilities) as of December 30, 2022, (ii) selling the computer maintenance and management services business and manufacture and sale of computers business to Getworks, which closed on January 23, 2023, pursuant to the terms of a Business Transfer Agreement, dated as of January 20, 2023, between the Company and Getworks, which is included with this annual report as Exhibit 4.6, and (iii) discontinuing the development of the AI switch system as of December 30, 2022.

Representative’s Warrant

On April 4, 2023, the Company issued the Representative (or its designees) a warrant to purchase 131,200 ADSs (the “Representative’s Warrant”) representing 7% of the 1,875,000 ADSs sold in the Offering. The Representative’s Warrant will be exercisable beginning on April 4, 2023 until March 30, 2028. The initial exercise price of Representative’s Warrant will be $10.00 per ADS.

Consulting Services Agreement with FMW Media Works LLC

On March 28, 2023, the Company entered into a Consulting Services Agreement (the “Consulting Agreement”) with FMW Media Works LLC, (“Consultant”) a Wyoming corporation. The Consultant is an independent consulting firm providing business consulting services to private and publicly held companies. Pursuant to the Consulting Agreement, the Company agreed to engage the Consultant to perform certain business development, and general consulting services for the Company in accordance with the Consulting Agreement for a term of twelve (12) months (the “Term”). As compensation for the services under the Consulting Agreement, the Company agreed to pay the Consultant a non-refundable monthly retainer fee of US$20,000 and to issue warrants to purchase 45,000 ADS. Each 100 ADSs represent one common share of the Company. The Term is divided into four (4) three (3)-month periods (“Renewal Periods”), and at the end of every Renewal Period the Company may terminate the Consulting Agreement without renewal by ten (10) days prior written notice to the end of a Renewal Period.

The Consulting Agreement can be terminated by the Company in writing upon 30 days’ notice by the Company for any reason, and may be terminated by the Company, upon breach by Consultant of a material term of the Consulting Agreement, provided Company notifies Consultant of its breach and allows Consultant ten (10) days to cure said breach. The Consultant can terminate the agreement immediately if: (a) the Company fails to make when due any payments to Consultant under the Consulting Agreement; (b) Consultant determines, in its sole discretion, that Company has failed to provide complete and accurate information necessary for Consultant to perform the services, or that Company is acting or has acted in a manner that damages or could potentially damage Consultant’s reputation in the business community, or (c) if Company (i) becomes insolvent; (ii) fails to pay its debts or perform its obligations in the ordinary course of business as they mature; (iii) is declared insolvent or admits in writing its insolvency or inability to pay its debts or perform its obligations as they mature; (iv) becomes the subject of any voluntary or involuntary proceeding in bankruptcy, liquidation, dissolution, receivership, attachment or composition or general assignment for the benefit of creditors, provided that, in the case of an involuntary proceeding, the proceeding is not dismissed with prejudice within sixty (60) days after the institution thereof; or (v) if Company becomes the subject of a Federal, State, SEC or FINRA investigation into its business practices, accounting or officers and directors.

Pursuant to the Consulting Agreement, the Consultant agreed to indemnify the Company (and its and their directors, officers, employees, and agents) against any and all damages, costs, expenses, settlements and other liabilities (including reasonable attorneys’ fees and costs) arising out of or relating to any claim, suit, action or proceeding to the extent based on any claim that the services provided by the Consultant to the Company under the Consulting Agreement infringe, misappropriate or violate any U.S. copyright or U.S. trade secret, or that result from Consultant’s bad faith or criminal act, or contain any untrue statement that is not based upon and in conformity with information provided by Company. Pursuant to the Consulting Agreement, the Company agreed to indemnify the Consultant (and its and their directors, officers, employees, and agents) against any and all damages, costs, expenses, settlements and other liabilities (including reasonable attorneys’ fees and costs) arising out of or relating to any claim, suit, action or proceeding (including, without limitation, reasonable attorneys’ fees) arising from or relating to any use of the provided by the Consultant to the Company under the Consulting Agreement, or that results from Company’s bad faith, willful negligence or delivery of untrue information or statements to Consultant. The Consulting Agreement also contains ownership of work product and confidentiality provisions, as well as representations and warranties typically included in such agreements.

D. Exchange Controls

The Foreign Exchange and Foreign Trade Act and related regulations (which we refer to as “FEFTA”) regulate certain transactions involving a “Non-Resident of Japan” or a “Foreign Investor”, including “inward direct investments” by Foreign Investors, and payments from Japan to foreign countries or by residents of Japan to Non-Residents of Japan.

“Non-Residents of Japan” are defined as individuals who are not residents in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as Non-Residents of Japan, and branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.

“Foreign Investors” are defined as:

●	individuals who are Non-Residents of Japan;

●	entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;

●	companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;

●	partnerships engaging in investment activities and investment limited partnerships (including partnerships formed under the laws of foreign countries) which satisfy one of the following conditions:

●	50% or more of contributions to the partnership were made by (i) individuals who are Non-Residents of Japan, (ii) entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iii) companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iv) entities a majority of whose officers, or officers having the power of representation, are individuals who are Non-Residents of Japan, or (v) partnerships a majority of whose executive partners fall within items (i) through (iv) above;

●	a majority of the executive partners of the partnership are (A) any persons or entities who fall within items (i) through (v) above, (B) any partnerships to which 50% or more of contribution were made by persons or entities who fall within items (i) through (v) above, or (C) limited partnerships a majority of whose executive partners fall within Non-Residents of Japan, persons or entities who fall within (A) or (B), or any officers of entities which fall within (A) or (B); and

●	entities, a majority of whose officers are individuals who are Non-Residents of Japan.

Under FEFTA, among other triggering events, a Foreign Investor who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired amount of shares, if such Japanese company engages any business in certain industries related to the national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility service. Additionally, due to today’s growing awareness of cybersecurity, the recent amendment to FEFTA expanded the scope of the prior filing requirement, broadly covering industries related to data processing businesses and information and communication technologies service. Since our operations could potentially involve the processing of data by collecting, processing, and retaining customers’ health information, direct acquisition of our common shares, rather than ADSs, by a Foreign Investor could be subject to the prior filing requirement under FEFTA.

A Foreign Investor wishing to acquire or hold our common shares directly will be required to make a prior filing with the relevant government authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities. Without such clearance, the Foreign Investor will not be permitted to acquire or hold our common shares directly. Once clearance is obtained, the Foreign Investor may acquire shares in the amount and during the period indicated in the filing. While the standard waiting period to obtain clearance is 30 days, the waiting period could be expedited to two weeks, at the discretion of the applicable governmental authorities, depending on the level of potential impact to national security.

In addition to the prior filing requirement above, when a Foreign Investor who completed a prior filing and received clearance has acquired shares in accordance with the filed information, such Foreign Investor will be required to make a post-acquisition notice filing to report the completed purchase. Such post-acquisition notice filing must be made no later than 45 days after the acquisition of the shares.

Under FEFTA, in each case where a resident of Japan receives a single payment of more than JPY30 million from a Non-Resident of Japan for a transfer of shares in a Japanese company, such resident of Japan is required to report each receipt of payment to the Minister of Finance of Japan.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our common shares, including the ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any local, state, foreign, including Japan, or other taxing jurisdiction.

Taxation in Japan

Generally, a non-resident of Japan or non-Japanese entity (which we refer to as a “Non-Resident Holder”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation (Article 2(16) of the Japanese Corporation Tax Law and Article 8(1)(xiii) of the Japanese Corporation Tax Law Enforcement Order).

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (which we refer to as the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or entity, unless the recipient of the dividend has a “permanent establishment” in Japan, and the common shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment”, are generally subject to a withholding tax at rate of: (i) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (ii) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (which we refer to collectively as the “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Republic of Singapore. Japan’s income tax treaties with Australia, Belgium, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by our Company on shares or ADSs, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding tax payers need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (which we refer to as “Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (which we refer to as “Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

Taking this Withholding Tax Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) apply, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax). The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Currently, the tax rate under the applicable tax treaty is lower than that under the domestic tax law and thus the treaty override treatment applies. As such, the tax rate under the Treaty applies for most holders of shares or ADSs who are U.S. residents or entities. In the case where the treaty rate is applicable, no Surtax is imposed, but in order to enjoy the lower treaty rate, the taxpayer must file a treaty application in advance with the Japanese National Tax Agency through our Company. Gains derived from the sale outside Japan of a Japanese corporation’s shares or ADSs by Non-Resident Holders, or from the sale of a Japanese corporation’s shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese entity not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is an investor who is a qualified U.S. resident eligible for benefit of the Treaty. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired a Japanese corporation’s shares or ADSs as a distributee, legatee or donee.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares or ADSs by a U.S. holder (as defined below) that acquires our common shares or ADSs. This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire common shares or ADSs.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code (the “U.S. Treasury Regulations”), the income tax treaty between Japan and the United States (the “Treaty”), published rulings of the U.S. Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. We have not requested a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below and, as a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the common shares or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person under the Code.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the common shares or ADSs, the U.S. federal income tax consequences to such partnership and its partners of the ownership and disposition of the common shares or ADSs generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of the common shares or ADSs.

This discussion applies only to a U.S. holder that holds common shares or ADSs as “capital assets” under the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

●	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;

●	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

●	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;

●	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;

●	own common shares or ADSs as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

●	acquire common shares or ADSs in connection with the exercise of employee stock options or otherwise as compensation for services;

●	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);

●	are required to accelerate the recognition of any item of gross income with respect to the common shares as a result of such income being recognized on an applicable financial statement;

●	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;

●	hold the common shares or ADSs in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

●	are former U.S. citizens or former long-term residents of the United States.

Each U.S. holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our common shares or ADSs.

Treatment of ADSs

For U.S. federal income tax purposes, a U.S. holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our Company, is classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raised in our initial public offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status depends, in part, on the amount of cash that we raised in our initial public offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the expected market price of the ADSs in the initial public offering, a decrease in the market price of our ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold the common shares or ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such common shares or ADSs. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares or ADSs, as applicable. We believe we were not a PFIC in prior taxable year 2022 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2022.

The discussion below under “—Distributions on the Common Shares or ADSs” and “—Sale or Other Disposition of the Common Shares or ADSs” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that generally would apply if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Distributions on the Common Shares or ADSs

The gross amount of any distributions paid on our common shares or ADSs will generally be included in the gross income of a U.S. holder as dividend income on the date actually or constructively received by the U.S. holder, in the case of common shares, or by the depositary, in the case of ADSs, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed on the basis of U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Dividends received on our common shares or ADSs generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the common shares or ADSs on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our common shares or ADSs.

For U.S. foreign tax credit purposes, dividends paid on our common shares or ADSs generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Japanese income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Japanese income taxes withheld from dividends on the common shares or ADSs, at a rate not exceeding any reduced rate pursuant to the Treaty, will be creditable against the U.S. holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the depositary, in the case of ADSs, regardless of whether the Japanese yen are converted into U.S. dollars. If the Japanese yen received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Sale or Other Disposition of the Common Shares or ADSs

A U.S. holder will recognize gain or loss on the sale or other disposition of a common share or ADS equal to the difference between the amount realized for the common share or ADS and the holder’s tax basis in the common share or ADS. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such common share or ADS was more than one year as of the date of the sale or other disposition. Long-term capital gain recognized by a non-corporate U.S. holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations. Any gain or loss recognized will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. holder may not be able to use the foreign tax credit arising from any Japanese tax imposed on the disposition of the common share or ADS unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares or ADSs, unless you make a mark-to-market election as discussed below. Distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax calculated as an interest charge on the resulting tax deemed deferred with respect to each such other taxable year at the rates generally applicable to underpayments of tax payable in those years.

If we are a PFIC for any taxable year during which a U.S. holder holds our common shares or ADSs and any of our subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our common shares or ADSs, provided such common shares or ADSs are treated as “marketable stock.” The common shares or ADSs generally will be treated as marketable stock if the common shares or ADSs are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury Regulations. Our ADSs will be marketable stock as long as they remain listed on the Nasdaq, which is a qualified exchange for this purpose, and are regularly traded. We anticipate that our ADSs should qualify as being regularly traded but no assurances can be given in this regard. Only the ADSs and not the common shares will be listed on the Nasdaq. Consequently, a U.S. holder of common shares that are not represented by ADSs generally will not be eligible to make the mark-to-market election.

If a U.S. holder makes a valid mark-to-market election with respect to the ADSs, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the general PFIC rules described above with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We have not determined whether, if we were to be classified as a PFIC for a taxable year, we will provide information necessary for a U.S. holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares or ADSs.

If a U.S. holder owns common shares or ADSs during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form). A failure to file this report generally will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. holder’s investment in common shares or ADSs).

The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of common shares or ADSs.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. holder furnishes required information to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. holders may be required to file information returns with respect to their investment in common shares or ADSs. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity. U.S. holders may be subject to these reporting requirements unless their common shares or ADSs are held in an account at certain financial institutions.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. holders should consult with their own tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of our common shares or the ADSs. Failure to company with applicable reporting requirements could result in substantial penalties.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares or the ADSs. U.S. Holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-268420), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at https://syla-tech.jp/. We intend to post our Annual Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our filings with the SEC are available to the public without charge through the SEC’s website at http://www.sec.gov.

With respect to references made in this Annual Report to any contract or other document relating to the Company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings and other financial liabilities. The sensitivity analyses in the following sections relate to our positions as of December 31, 2022.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives, and the proportion of financial instruments in foreign currencies are all constant, and on the basis of the hedge designations in place as of December 31, 2022. The analyses exclude the impact of movements in market variables on provisions. The analyses also assume that the sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on December 31, 2022, including the effect of hedge accounting.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates. We manage our interest rate risk by having a balanced portfolio of fixed and variable rate borrowings.

Japanese interest rates have been at historically low levels during the past two decades. We operate our business under the stimulus monetary policy. We do not expect dramatic changes to such low interest rates in the near future. In addition, with respect to most of our borrowings, our interest rates have been fixed to mitigate interest rate risk. Therefore, we believe that our present exposure to interest rate risk is manageable, as is reflected in the sensitivity analysis below.

Our borrowings of JPY16,985,135 thousand (US$128,861 thousand) as of December 31, 2022 consist of fixed interest rate loans of JPY3,472,007 thousand (US$26,341 thousand) and variable interest rate loans of JPY13,513,128 thousand (US$102,520 thousand). An increase of interest rates by 100 basis points on our variable interest rate loans would increase our interest expense by JPY108,441 thousand (US$823 thousand). If the increase were applied to all the fixed interest rate loans, the total impact to our interest expense would be JPY31,837 thousand (US$242 thousand).

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Japanese yen mainly against the U.S. dollar, and vice versa, because most of our expenses are denominated in Japanese yen. Our Japanese yen expenses consist principally of compensation, subcontractor expenses, and rent. We anticipate that a sizable portion of our expenses will continue to be denominated in Japanese yen. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the adverse effects of such fluctuations.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities (primarily trade receivables) and from our financing activities, including deposits with banks and financial institutions, and other financial instruments.

Customer credit risk is managed by each business unit subject to our established policies, procedures and controls relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored.

An impairment analysis is performed at each reporting date for major accounts on an individual basis. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 2 to our audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this annual report. We do not hold collateral as security. We believe that the concentration of risk with respect to trade receivables is minimal. This is because we believe that nearly all of our receivable from consumers are collectable since cash receipts and performance obligation satisfaction occurred almost simultaneously. In 2021, we constructed and sold two buildings to a single customer, Mitsui & Co. Digital Asset Management, which accounted for 24.12% of our total revenues in 2021. In 2022, we constructed and sold seven buildings to a single customer, Mitsui & Co. Digital Asset Management, which accounted for 34.59% of our total revenues in 2022.

Financial instruments and cash deposits

We manage credit risk with respect to balances with banks and financial institutions in accordance with our policies. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. The limits are set to minimize the concentration of risks, and therefore mitigate financial loss through a counterparty’s potential failure to make payments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. 100 ADSs will represent one common share (or a right to receive one common share) deposited with MUFG Bank Ltd., as custodian for the depositary in Japan. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Japanese law governs shareholder rights. The depositary will be the holder of our common shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly holding or beneficially owning ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Expenses

Persons depositing or withdrawing common shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or common shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

On March 30, 2023, we commenced an offering of 1,875,000 American Depositary Shares (“ADSs”) at a price to the public of $8.00 per ADS (the “Offering”). Each 100 ADSs represent one common share of the Company. The Offering was registered on a Registration Statement on Form F-1 (File No. 333-268420), which was declared effective by the Securities and Exchange Commission on March 30, 2023 (the “Registration Statement”).

On April 4, 2023, the Company closed the Offering of the 1,875,000 American Depositary Shares at a price to the public of US$8.00 per ADS, for total gross proceeds of US$15 million. After deducting the underwriting commissions, discounts, and offering expenses of approximately US$1.3 million payable by SYLA, SYLA received net proceeds of approximately US$13.6 million. SYLA intends to use the net proceeds of the offering for working capital and general corporate purposes, which may include investments, acquisitions, or strategic collaborations to expand its customer base, as well as the development and marketing of new services.

The ADSs began trading on the Nasdaq Capital Market on March 31, 2023, under the symbols “SYT.” SYLA rang the Nasdaq opening bell on April 10, 2023.

Boustead Securities, LLC acted as the managing underwriter and bookrunner for the initial public offering.

None of the net proceeds of the Offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to the existence of material weaknesses, as described below.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. Our material weaknesses are that (1) we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements; and (2) lack of well-established procedures to identify, approve and report related party transactions.

Notwithstanding the identified material weaknesses, management, including our chief executive officer and chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations and cash flows in conformity with U.S. GAAP.

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weaknesses described above. In 2023, we will continue to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weakness in a timely manner. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our board of corporate auditors is comprised of three corporate auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a written code of ethics and business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents. Our Code of Ethics and Business Conduct is attached to this annual report as Exhibit 11.1 and is also available on our website at https://syla-tech.jp/en/business_conduct. The information contained in, or that can be accessed through the foregoing website is not incorporated by reference into, and is not a part of, this Annual Report on Form 20-F. We have included this website address solely for informational purposes.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

MaloneBailey, LLP (which we refer to as “MaloneBailey”) has served as our independent registered public accounting firm for the years ended December 31 2022 and 2021. The following table sets out the aggregate fees for professional audit services and other services rendered by MaloneBailey for each of the years ended December 31, 2022 and 2021. The engagement of the auditor was approved by the Board of the Company’s Corporate Auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

Year ended December 31
(in thousands)	2022	2021
Audit Fees (1)	¥104,743	¥81,176
Audit-Related Fees (2)	¥-	¥40,109
Tax Fees (3)	¥-	¥-
All Other Fees (4)	¥-	¥-
Total	¥104,743	¥121,285

(1)	Audit Fees of MaloneBailey for 2022 and 2021 were for professional services associated with the annual audit of our audited consolidated financial statements and the reviews of our interim condensed consolidated financial statements.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.

(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning. No such services were incurred in 2022 or 2021.

(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees. No such services were incurred in 2022 or 2021.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. For foreign private issuers, use of a board of corporate auditors in compliance with home country rules is permitted under Rule 10A-3(c)(3) of the Exchange Act. Our reliance on Rule 10A-3(c)(3) does not, in our opinion, materially adversely affect the ability of our board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the NASDAQ listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the NASDAQ listing standards. Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act of Japan (which we refer to as the “Companies Act”) govern our corporate affairs.

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in NASDAQ Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in NASDAQ Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Japanese law requirements:

●

NASDAQ Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of five directors, two of which are considered “independent”, as determined in accordance with the applicable NASDAQ rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present.

●

NASDAQ Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act. See “-Board of Corporate Auditors” below for additional information.

●

NASDAQ Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive, directors and corporate auditors, and other compensation related matters.

●

NASDAQ Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices.

●	NASDAQ Rule 5620(c) sets out a quorum requirement of 331∕3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors and certain other matters.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every three months. Under the Companies Act and our articles of incorporation, our Company shall have no more than ten, directors on our board of directors. Our board of directors is currently comprised of five directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our Company’s affairs and represent our Company in accordance with the resolutions of our board of directors. Our board of directors may appoint from among its members a chairman, a president or one or more deputy presidents, senior managing directors, or managing directors.

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. Our board of directors is currently comprised of five directors, three of whom (Hiroyuki Sugimoto, Yoshiyuki Yuto and Takahide Watanabe) are considered non-independent directors and two of which (Tomoyoshi Uranishi and Ferdinand Groenewald), are considered “independent”, as determined in accordance with the Nasdaq rules, and also satisfy the requirements for an outside (or independent) director under the Companies Act.

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for not more than five corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and, in the case of audit reports related to financial statements, the independent auditors of our Company each year, and submit such audit reports to a relevant director. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Differences in Corporate Governance from Nasdaq Capital Market Listing Rules

Companies listed on the Nasdaq Capital Market must comply with certain standards regarding corporate governance under Rule 5605 of the Nasdaq Listing Rules. However, listed companies that are foreign private issuers, such as we will be, are permitted to follow home country practice in lieu of certain provisions of Rule 5605 of the Nasdaq Listing Rules.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Rule 5605 of the Nasdaq Listing Rules and those followed by SYLA Technologies.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by SYLA Technologies
1. A Nasdaq-listed U.S. company must have a majority of directors meeting the independence requirements under Rule 5605(a)(2) of the Nasdaq Listing Rules.

For Japanese companies, including SYLA Technologies, which employ a corporate governance system based on a board of corporate auditors (the board of corporate auditor system), the Companies Act of Japan (the Companies Act) has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the members of the board of corporate auditors, who are separate from SYLA Technologies’ management.

All members of board of corporate auditors must meet certain independence requirements under the Companies Act.

For Japanese companies with a board of corporate auditors, including SYLA Technologies, at least half of the members of such board must be “outside” corporate auditors. Such “outside” corporate auditors of the board of corporate auditors must meet additional independence requirements under the Companies Act. An “outside” corporate auditor of the board of corporate auditors means a member of the board of corporate auditors who, among other things, (i) has not been a director or employee, including a manager, of SYLA Technologies or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors, (ii) (in case of a person who has formerly served as a member of the board of corporate auditors of SYLA Technologies or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors) has not been a director or employee, including a manager, of SYLA Technologies or any of its subsidiaries within 10 years prior to assuming such former position of a member of the board of corporate auditors and (iii) is not currently spouse or relative within two degrees of a director or important employee, including a manager, of SYLA Technologies.

As of November 10, 2022, SYLA Technologies had three members of the board of corporate auditors, all of whom were “outside” members of the board of corporate auditors.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by SYLA Technologies

2. A Nasdaq-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

SYLA Technologies employs the board of corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by SYLA Technologies’ independent auditors and on such independent auditors’ audit reports, for the protection of SYLA Technologies’ shareholders.

As of November 10, 2022, SYLA Technologies had three members of the board of corporate auditors. Each member of the board of corporate auditors serves a four-year term of office. In contrast, the term of office of each director of SYLA Technologies is one year.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, SYLA Technologies relies on an exemption under that rule which is available to foreign private issuers with board of corporate auditors meeting certain requirements.

3. A Nasdaq-listed U.S. company must have a nominating/corporate governance committee composed of entirely independent directors and the compensation committee must have at least two members.	SYLA Technologies’ directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon. The members of the board of corporate auditors are also elected at a general meeting of shareholders of SYLA Technologies. A proposal by SYLA Technologies’ board of directors to elect a member to the board of corporate auditors must be approved by a resolution of its board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that SYLA Technologies’ directors submit a proposal for election of a member of the board of corporate auditors to a general meeting of shareholders. The members of the board of corporate auditors have the right to state their opinions concerning election of a member of the board of corporate auditors at the general meeting of shareholders.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by SYLA Technologies

4. A Nasdaq-listed U.S. company must have a compensation committee composed entirely of independent directors and the compensation committee must have at least three members. Compensation committee members must satisfy the additional independence requirements under Rule 5605(d)(2)(A) of the Nasdaq Listing Rules.

A compensation committee must also have authority to retain or obtain the advice compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.

The total amount of compensation for SYLA Technologies’ directors and the total amount of compensation for the members of the SYLA Technologies’ board of corporate auditors are proposed to, and voted upon by, a general meeting of shareholders. Once the proposal for each of such total amount of compensation is approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocates the respective total amount among its respective members.

There are no procedural or disclosure requirements with respect to the use of compensation to consultants, independent legal counsel or other advisors.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and listing standards. A copy of our Insider Trading Policy is attached hereto as Exhibit 11.2.

PART III.

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

SYLA Technologies Co., Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SYLA Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SYLA Technologies Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2022.

Houston, Texas

April 18, 2023

SYLA TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Japanese Yen (“JPY”), except for share data)

	As of December 31,
	2022	2021

ASSETS
Current assets
Cash and cash equivalents	2,542,795	2,742,424
Restricted cash	168,630	27,198
Term deposits	160,089	133,350
Short-term investments	-	182,313
Accounts receivable, net	67,776	27,237
Inventories	10,517,193	5,081,601
Prepaid expenses, net	647,534	638,894
Other current assets, net	185,350	59,082
Current assets of discontinued operations	10,600	51,748
Total current assets	14,299,967	8,943,847

Non-current assets
Restricted cash, non-current	76,578	76,095
Long-term deposits	30,511	78,712
Long-term investments, net	413,805	123,824
Property, plant and equipment, net	10,231,057	8,354,631
Solar power systems, net	361,422	-
Intangible assets, net	194,361	63,860
Goodwill	727,701	417,897
Operating lease right-of-use assets	2,597,500	2,582,861
Finance lease right-of-use assets	11,396	6,142
Other assets, net	848,676	636,315
Non-current assets of discontinued operations	-	179,795
Total non-current assets	15,493,007	12,520,132

TOTAL ASSETS	29,792,974	21,463,979

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	419,058	134,822
Accrued liabilities	159,533	48,802
Short-term loans	697,179	1,447,746
Current portion of long-term loans	1,030,850	677,919
Current portion of long-term bonds	126,525	154,089
Deferred revenue	228,426	94,376
Income tax payables	431,418	133,937
Operating lease liabilities, current	427,856	423,464
Finance lease liabilities, current	4,821	2,177
Other current liabilities	1,603,498	1,030,993
Current liabilities of discontinued operations	3,308	-
Total current liabilities	5,132,472	4,148,325

Non-current liabilities
Long-term loans	15,257,106	8,797,321
Long-term bonds	205,769	334,231
Operating lease liabilities, non-current	2,175,786	2,165,558
Finance lease liabilities, non-current	6,795	4,106
Other liabilities	448,356	372,694
Non-current liabilities of discontinued operations	-	59,408
Total non-current liabilities	18,093,812	11,733,318

TOTAL LIABILITIES	23,226,284	15,881,643

EQUITY
Capital stock (900,000 and 10,000,000 shares authorized, 239,489 and 237,889 shares issued and outstanding as of December 31, 2022 and 2021, respectively, with no stated value)	161,580	155,000
Capital surplus	2,987,795	2,709,808
Retained earnings	2,767,001	2,383,940
Total SYLA Technologies Co., Ltd.’s equity	5,916,376	5,248,748
Noncontrolling interests	650,314	333,588
TOTAL EQUITY	6,566,690	5,582,336
TOTAL LIABILITIES AND EQUITY	29,792,974	21,463,979

The accompanying notes are an integral part of these consolidated financial statements.

SYLA TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of JPY, except for share and per share data)

	For the Years Ended December 31,
	2022	2021	2020

Revenues, net	22,055,785	16,665,382	13,140,176
Cost of revenues	(18,451,969)	(13,516,293)	(10,326,005)
Gross profit	3,603,816	3,149,089	2,814,171

Operating expenses
Selling, general and administrative expenses	(2,825,104)	(2,466,731)	(1,925,746)
Total operating expenses	(2,825,104)	(2,466,731)	(1,925,746)

Income from continuing operations	778,712	682,358	888,425

Other income (expenses)
Other income	201,954	43,951	51,661
Income (loss) from equity method investments	(748)	109	-
Other expenses	(323,977)	(226,346)	(199,229)
Total other expenses	(122,771)	(182,286)	(147,568)
Income from continuing operations before income taxes	655,941	500,072	740,857
Income tax expense	(345,180)	(221,384)	(305,130)
Net income from continuing operations	310,761	278,688	435,727
Income from discontinued operations, net of income taxes	78,628	-	-
Net income	389,389	278,688	435,727
Net income from continuing operations attributable to noncontrolling interests	4,329	1,199	-
Net loss from discontinued operations attributable to noncontrolling interests	(9,895)	-	-
Less: net income (loss) attributable to noncontrolling interests	(5,566)	1,199	-
Net income attributable to SYLA Technologies Co., Ltd.	394,955	277,489	435,727

Net income from continuing operations per share
- Basic	1,280.25	1,201.09	1,926.51
- Diluted	1,081.45	1,022.40	1,643.25

Income from discontinued operations per share
- Basic	369.84	-	-
- Diluted	312.41	-	-

Net income attributable to SYLA Technologies Co., Ltd. per share
- Basic	1,650.09	1,201.09	1,926.51
- Diluted	1,393.86	1,022.40	1,643.25

Weighted average shares used in calculating basic and diluted net income per share
- Basic	239,353	231,031	226,174
- Diluted	283,354	271,409	265,161

Comprehensive income
Net income	389,389	278,688	435,727
Other comprehensive income (loss), net of tax
Unrealized loss on available-for-sale debt securities, net of tax effect of nil, nil and 319 for the years ended December 31, 2022, 2021 and 2020, respectively	-	-	(724)
Reclassification of unrealized loss on available-for-sale debt securities to net income when realized, net of tax effect of nil, 175 and nil for the years ended December 31, 2022, 2021 and 2020, respectively	-	396	-
Other comprehensive income (loss), net of tax	-	396	(724)
Comprehensive income	389,389	279,084	435,003
Comprehensive income (loss) attributable to noncontrolling interests	(5,566)	1,199	-
Comprehensive income attributable to SYLA Technologies Co., Ltd.	394,955	277,885	435,003

The accompanying notes are an integral part of these consolidated financial statements.

SYLA TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of JPY)

	Capital Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
Balance as of December 31, 2019	396,708	1,790,921	1,678,674	328	-	3,866,631
Issuance of capital stock	60,928	55,308	-	-	-	116,236
Deemed contribution in connection with reorganization	-	25,104	-	-	-	25,104
Net income	-	-	435,727	-	-	435,727
Unrealized loss on available-for-sale debt securities, net of tax effect of 319	-	-	-	(724)	-	(724)
Deemed contribution from shareholder in connection with disposal of property, plant and equipment	-	15,656	-	-	-	15,656
Stock based compensation	-	2,394	-	-	-	2,394
Declaration of dividend	-	-	(3,390)	-	-	(3,390)
Balance as of December 31, 2020	457,636	1,889,383	2,111,011	(396)	-	4,457,634
Issuance of capital stock	55,000	45,926	-	-	-	100,926
Deemed contribution in connection with reorganization	-	146,298	-	-	-	146,298
Net income	-	-	277,489	-	1,199	278,688
Reclassification of unrealized loss on available-for-sale debt securities to net income when realized, net of tax effect of 175	-	-	-	396	-	396
Stock based compensation	-	11,564	-	-	-	11,564
Reclassification between capital stock and capital surplus	(357,636)	357,636	-	-	-	-
Capital stock issued for acquisition of subsidiary	-	259,001	-	-	-	259,001
Noncontrolling interests arising from acquisition of subsidiary	-	-	-	-	199,829	199,829
Capital contribution from anonymous partnerships	-	-	-	-	132,560	132,560
Declaration of dividend	-	-	(4,560)	-	-	(4,560)
Balance as of December 31, 2021	155,000	2,709,808	2,383,940	-	333,588	5,582,336
Deemed contribution in connection with reorganization	-	264,827	-	-	-	264,827
Net income (loss)	-	-	394,955	-	(5,566)	389,389
Stock based compensation	-	6,580	-	-	-	6,580
Exercise of stock options	6,580	6,580	-	-	-	13,160
Noncontrolling interests arising from acquisition of subsidiary	-	-	-	-	2,003	2,003
Capital contribution from anonymous partnerships	-	-	-	-	403,480	403,480
Distribution to anonymous partnerships	-	-	-	-	(79,851)	(79,851)
Capital return to anonymous partnerships	-	-	-	-	(3,340)	(3,340)
Declaration of dividend	-	-	(11,894)	-	-	(11,894)
Balance as of December 31, 2022	161,580	2,987,795	2,767,001	-	650,314	6,566,690

The accompanying notes are an integral part of these consolidated financial statements.

SYLA TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of JPY)

	For the Years Ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	389,389	278,688	435,727
Income from discontinued operations, net of income taxes	78,628	-	-
Net income from continuing operations	310,761	278,688	435,727
Adjustments to reconcile net income from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization expense	307,456	151,638	142,786
Impairment loss on long-term investments	22,847	-	11,811
Asset retirement obligations accretion expense	332	-	-
Fair value change of short-term investments	(15,825)	(1,063)	(25,943)
Fair value change of long-term investments	9,686	(9,874)	(17,280)
Loss (income) from equity method investments	748	(109)	-
Allowance for credit losses	18,137	5,791	2,007
Loss on disposal of property, plant and equipment	9,428	9,425	15,875
Gain on disposal of solar power systems	(13,098)	-	-
Non-cash lease expense	463,926	470,358	417,152
Loss (gain) on modification of the operating lease contracts	29	97	(24)
Amortization of debt issuance costs	3,975	3,561	5,278
Deferred income tax benefit	(102,909)	(11,410)	(2,601)
Stock based compensation	6,580	11,564	2,394
Changes in operating assets and liabilities:
Term deposits	138	(970)	495
Accounts receivable, net	24,877	28	(20,183)
Inventories	(4,861,251)	(270,399)	(881,390)
Prepaid expenses, net	2,767	84,397	(158,942)
Other current assets, net	(116,222)	(25,744)	50,699
Other assets, net	(235,249)	(111,327)	(35,085)
Accounts payable	252,754	79,910	(46,464)
Accrued liabilities	100,695	12,961	(277)
Other current liabilities	545,401	(136,279)	663,322
Income tax payables	293,787	(89,679)	64,750
Deferred revenue	88,635	61,190	1,771
Operating lease liabilities	(462,569)	(471,005)	(415,601)
Other liabilities	(57,548)	(16,651)	58,765
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES - CONTINUING OPERATIONS	(3,401,712)	25,098	269,042

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,059,724)	(1,827,833)	(1,633,106)
Proceeds from disposal of property, plant and equipment	28,593	34,979	23,540
Purchase of solar power systems	(113,140)	-	-
Proceeds from disposal of solar power systems	18,343	-	-
Advances to related parties	(1,317)	(8,156)	(9,170)
Repayments from related parties	813	28,277	98,167
Proceeds from redemption of life insurance policies	141,754	-	-
Purchase of term deposits	(82,600)	(27,874)	(41,173)
Proceeds from maturity of term deposits	106,043	-	8,674
Purchase of short-term investments	(47,576)	(92,094)	(211,951)
Proceeds from sales of short-term investments	93,259	169,754	-
Purchase of long-term investments	(39,481)	(21,418)	(52,170)
Proceeds from sales of long-term investments	11,776	19,799	72,013
Purchase of investments in voluntary partnerships	(153,320)	(28,720)	-
Return of investments in voluntary partnerships	10,110	-	-
Payments for acquisition of subsidiary, net of cash acquired	(553,284)	(175,080)	-
Proceeds from acquisition of subsidiary, net of cash paid	4,000	-	-
NET CASH USED IN INVESTING ACTIVITIES - CONTINUING OPERATIONS	(2,635,751)	(1,928,366)	(1,745,176)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of corporate bonds	-	250,000	100,000
Repayments for corporate bonds	(160,000)	(120,000)	(80,000)
Payments for bond issuance costs	-	(7,280)	(4,450)
Borrowings from short-term and long-term loans	13,545,020	7,554,250	5,772,700
Repayments for short-term and long-term loans	(8,230,964)	(6,313,702)	(3,989,881)
Capital contribution from anonymous partnerships	403,480	132,560	-
Proceeds from exercise of stock options	13,160	-	-
Issuance of capital stock	-	100,926	116,236
Deemed contribution in connection with reorganization	264,827	146,298	25,104
Deemed contribution from shareholder in connection with disposal of property, plant and equipment	-	-	15,656
Distribution to anonymous partnerships	(79,851)	-	-
Capital return to anonymous partnerships	(3,340)	-	-
Dividend paid	(11,894)	(4,560)	(3,390)
Repayments for finance lease liabilities	(4,160)	(2,303)	(2,770)
NET CASH PROVIDED BY FINANCING ACTIVITIES - CONTINUING OPERATIONS	5,736,278	1,736,189	1,949,205
CASH FLOWS FROM DISCONTINUED OPERATIONS
Net cash provided by operating activities – discontinued operations	243,471	-	-
Net cash provided by investing activities – discontinued operations	-	-	-
Net cash provided by financing activities – discontinued operations	-	-	-
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	243,471	-	-

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(57,714)	(167,079)	473,071
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AS OF THE BEGINNING OF THE YEAR	2,845,717	3,012,796	2,539,725
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AS OF THE END OF THE YEAR	2,788,003	2,845,717	3,012,796

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	255,415	187,133	150,524
Cash paid for income taxes	266,851	364,058	244,478

NON-CASH INVESTING AND FINANCING ACTIVITIES
Liabilities assumed in connection with purchase of property, plant and equipment	1,958	52,030	1,528
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	508,790	602,560	376,214
Remeasurement of operating lease liabilities and right-of-use assets due to lease modification	92,739	37,142	41,866
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	8,373	2,682	940
Capital stock issued for acquisition of subsidiary	-	259,001	-

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,542,795	2,742,424	2,939,519
Restricted cash, current	168,630	27,198	-
Restricted cash, non-current	76,578	76,095	73,277
Total cash, cash equivalents and restricted cash	2,788,003	2,845,717	3,012,796

The accompanying notes are an integral part of these consolidated financial statements.

SYLA TECHNOLOGIES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Japanese Yen (“JPY”), except for share and per share data)

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

SYLA Technologies Co., Ltd. (“SYLA Tech”), previously known as SYLA Holdings Co., Ltd., was incorporated in Japan on March 3, 2009.

SYLA Co., Ltd. (“SYLA Co”) was incorporated in Japan on September 1, 2006. SYLA Co invests in certain real estate joint ventures which are variable interest entities of SYLA Co.

SYLA Brain Co., Ltd. (“SYLA Brain”), previously known as Devel Co., Ltd., was incorporated in Japan on November 15, 2019. On December 31, 2021, SYLA Tech completed an acquisition of 67% equity interest of SYLA Brain.

SYLA Biotech Co., Ltd. (“SYLA Biotech”), previously known as RE100.com Co., Ltd., was co-established by SYLA Tech and Makoto Ariki, a 5% shareholder of SYLA Brain, in Japan on April 27, 2022. SYLA Tech and Makoto Ariki each owned 50% equity interest of SYLA Biotech until September 13, 2022. SYLA Tech’s ownership interest in SYLA Biotech was further increased to 60% as a result of share issuance on September 14, 2022.

Reorganization

On October 1, 2017, SYLA Tech acquired 100% equity ownership of SYLA Co by shares exchange, which has been accounted for as a recapitalization between entities under common control since the same controlling shareholders controlled these two entities before and after the transaction.

In preparation for its overseas listing, SYLA Tech and SYLA Co divested certain of their wholly-owned or majority-owned subsidiaries that have been separately managed with separate historical books and records for restructuring of the listing business. The accompany financial statements have been prepared using a carve-out basis to present the historical financial position and results of operations for the listing business.

Business combination

On February 28, 2022, SYLA Tech completed an acquisition of 100% equity interest of SYLA Solar Co., Ltd. (“SYLA Solar”), a company incorporated in Japan on August 1, 2013 and previously known as Nihon Taiyoko Hatsuden Co., Ltd., and its wholly owned subsidiaries, SYLA Power Co., Ltd. (“SYLA Power”) and SYLA O&M Co., Ltd. (“SYLA O&M”). SYLA Power was incorporated in Japan on March 2, 2015 and was previously known as Aichi Electric Power Co., Ltd. SYLA O&M was incorporated in Japan on August 3, 2020 and was previously known as ALMA Co., Ltd. SYLA Solar is a surviving entity of a statutory reorganization authorized on March 31, 2022 involving itself and five subsidiaries (the “five subsidiaries”). On May 1, 2022, the five subsidiaries ceased by dissolution and transferred all of the assets and liabilities to SYLA Solar upon the effectiveness of the reorganization. The statutory reorganization has been accounted for as a recapitalization between entities under common control since the same controlling shareholders controlled SYLA Solar and the five subsidiaries before and after the transaction.

Discontinued operations

On December 30, 2022, the Board of Directors approved the sale of its mining machine business. The sale of mining machine business represents a strategic shift that will have a major impact on the results of its operations and has been accounted for as a discontinued operation. See Note 21.

As a result of the series of reorganization transactions and business combinations in connection with its initial public offering, the organization structure as of December 31, 2022 includes SYLA Tech, SYLA Co and its consolidated variable interest entities, SYLA Brain, SYLA Solar and its subsidiaries and SYLA Biotech.

SYLA Tech and its subsidiaries included in the consolidated financial statements are collectively referred to herein as the “Company”, “we” and “us” unless specific reference is made to an entity. The Company is engaged in the business of real estate sale, leasing, management and crowdfunding, solar power plants sale, operation and maintenance, and electricity sale. The Company’s operations are conducted mainly in Japan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The financial information included herein reflects the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and cash flows for the years ended December 31, 2022, 2021 and 2020. The Company has presented the assets and liabilities of mining machine business and its operating results and cash flows as discontinued operations in the accompanying financial statements as of and for all periods presented. All footnotes exclude balances and activity of mining machine business unless otherwise noted.

(b) Principles of Consolidation

On an ongoing basis, as circumstances indicate the need for reconsideration, we evaluate each of our investments and contractual relationships to determine whether they meet the guidelines for consolidation. Our evaluation considers all of our variable interests, including equity ownership, as well as fees paid to us for our involvement in the management of each partially owned entity or structure.

In June 2021, the Company launched its real estate crowdfunding platform which allows investors to invest through joint venture arrangements. Our real estate joint ventures consist of anonymous partnerships, which is a structure similar to a limited partnership, and voluntary partnerships, which is a structure similar to a general partnership. For the arrangement structured as a limited partnership or a general partnership, our evaluation of whether the equity holders (equity partners other than the general partner or the managing member of a joint venture) lack the characteristics of a controlling financial interest includes the evaluation of whether the limited partners or non-managing members (the noncontrolling equity holders) lack both substantive participating rights and substantive kick-out rights, defined as follows:

(i)	Participating rights provide the noncontrolling equity holders the ability to direct significant financial and operating decisions made in the ordinary course of business that most significantly influence the entity’s economic performance.

(ii)	Kick-out rights allow the noncontrolling equity holders to remove the general partner or managing member without cause.

If we conclude that any of the three characteristics of a VIE (i.e., insufficiency of equity, existence of non-substantive voting rights, or lack of a controlling financial interest) are met, including that the equity holders lack the characteristics of a controlling financial interest because they lack both substantive participating rights and substantive kick-out rights, we conclude that the entity or structure is a VIE and evaluate it for consolidation under the variable interest model.

Variable interest model

If an entity or structure is determined to be a VIE, we evaluate whether we are the primary beneficiary. The primary beneficiary analysis is a qualitative analysis based on power and benefits. We consolidate a VIE if we have both power and benefits - that is, (i) we have the power to direct the activities of a VIE that most significantly influence the VIE’s economic performance (power), and (ii) we have the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE (benefits). We consolidate VIEs whenever we determine that we are the primary beneficiary. If we have a variable interest in a VIE but are not the primary beneficiary, we account for our investment using the equity method of accounting.

Voting model

If a legal entity fails to meet any of the three characteristics of a VIE, we then evaluate such entity under the voting model. Under the voting model, we consolidate the entity if we determine that we, directly or indirectly, have greater than 50% of the voting shares and that other equity holders do not have substantive participating rights.

We consolidate anonymous partnerships, which are determined to be VIEs and we are the primary beneficiary, and account for voluntary partnerships using equity method. The assets and liabilities of the VIEs that are included in the accompanying consolidated financial statements as of December 31, 2022 and 2021 are as follows:

	December 31	December 31,
	2022	2021
Total assets	617,631	286,476
Total liabilities	46,528	-

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Foreign Currency

The Company maintains its books and record in its local currency, Japanese YEN (“JPY”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in other income (expenses) in the consolidated statements of operations and comprehensive income.

The Company uses JPY as its reporting currency. Assets and liabilities of entities with functional currencies other than JPY are translated into JPY using the exchange rate on the balance sheet date. Revenues and expenses are translated into JPY at average rates prevailing during the reporting period. The resulting foreign currency translation adjustment, if any, are recorded in accumulated other comprehensive income (loss) within equity.

Amounts are stated in thousands of JPY, except for share and per share data and otherwise stated.

(d) Noncontrolling Interests

Noncontrolling interests in the consolidated balance sheets represent the portion of the equity in the subsidiary and VIEs not attributable, directly or indirectly, to the Company. The portion of the income or loss applicable to the noncontrolling interests in subsidiaries and VIEs is also separately reflected in the consolidated statements of operations and comprehensive income.

(e) Use of Estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the net realizable value of solar power panels and supplies, impairment of real estate inventories, solar power plants under construction and solar power plants held for sale, purchase price allocation of acquired real estates, useful lives of property, plant and equipment, solar power systems and intangible assets, the impairment of long-lived assets, valuation of stock based compensation, valuation allowance of deferred tax assets, uncertain income tax positions, implicit interest rate of operating and finance leases and purchase price allocation with respect to business combination. Actual results could differ from those estimates.

COVID-19

While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment actions, it has already had an adverse effect on the global economy and the lasting effects of the pandemic continue to be unknown. The Company may experience customer losses, including due to bankruptcy or customers ceasing operations, which may result in delays in collections or an inability to collect accounts receivable from these customers. The extent to which COVID-19 may continue to impact the Company’s financial condition, results of operations, or liquidity continues to remain uncertain, and as of the date of issuance of these consolidated financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities. These estimates may change, as new events occur and additional information is obtained, which will be recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.

(f) Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interests, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred.

Consideration transferred in a business combination is measured at the fair value as of the date of acquisition. Where the consideration in an acquisition includes contingent consideration, and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability. It is subsequently carried at fair value with changes in fair value reflected in earnings.

In a business combination achieved in stages, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive income.

Fair value is determined based upon the guidance of ASC Topic 820, “Fair Value Measurements and Disclosures,” and generally are determined using Level 2 inputs and Level 3 inputs. The determination of fair value involves the use of significant judgments and estimates. The Company utilizes the assistance of third-party valuation appraisers to determine the fair value as of the date of acquisition.

(g) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits in banks and other financial institutions that are unrestricted as to withdrawal or use, and which have original maturities of three months or less. The Company maintains substantially all its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations.

(h) Restricted Cash

Restricted cash represents cash pledged to financial institutions as collateral for the Company’s bank loans, and cash deposits in banks that are restricted as to withdrawal or usage according to certain agreements with investors of crowdfunding projects. The restricted cash is not available for withdrawal or the Company’s general use until after the corresponding bank loans are repaid, or the performance obligation is satisfied. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreements.

(i) Term Deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months. Term deposit is classified as either current if the original maturities are within one year, or as non-current if the original maturities are over one year.

(j) Accounts Receivable

Accounts receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). The Company’s accounts receivable balances are unsecured, bear no interest and are due within one year from the date of the sale.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable balances are written off after all collection efforts have ceased.

(k) Inventories

Our inventories mainly consist of real estate properties inventories and solar power plants inventories.

Real estate properties inventories include real estate properties held for sale and real estate properties under development, the vast majority of which are expected to be completed and disposed of within one year of the balance sheet date. Real estate properties held for sale are recorded at the lower of cost or fair value less cost to sell. If an asset’s fair value less cost to sell, based on discounted future cash flows, management estimates or market comparisons, is less than its carrying amount, an allowance is recorded against the asset. Real estate properties under development are carried at cost less impairment, as applicable. The amount of the impairment loss, if any, is calculated as the excess of the asset’s carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons.

The cost basis of the real estate inventories includes all direct acquisition costs including but not limited to the property purchase price, acquisition costs, construction costs, development costs, certain amenities, capitalized interest, capitalized real estate taxes and other costs. Interests and real estate taxes are not capitalized unless active development or construction is underway. When acquiring real estate with existing buildings, we allocate the purchase price between land, building and intangibles related to in-place leases, if any, based on their relative fair values.

Solar power plants inventories include solar power panels and supplies, solar power plants held for sale and solar power plants under construction, the vast majority of which are expected to be completed and disposed of within one year of the balance sheet date. Solar power panels and supplies are stated at the lower of cost and net realizable value. Cost of solar power panels and supplies is determined using the weighted average cost method. Adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated net realizable value based on historical and forecast demand, and promotional environment. Solar power plants held for sale are recorded at the lower of cost or fair value less cost to sell. If an asset’s fair value less cost to sell, based on discounted future cash flows, management estimates or market comparisons, is less than its carrying amount, an allowance is recorded against the asset. Solar power plants under construction are carried at cost less impairment, as applicable. The cost basis of solar power plants under construction includes acquisition costs, construction and installation costs, development costs, interest and financing costs incurred on debt during the construction phase and other costs. The amount of the impairment loss, if any, is calculated as the excess of the asset’s carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons.

(l) Short-term Investments

The Company’s short-term investments consist of debt securities classified as available-for-sale as well as marketable equity securities. The Company’s available-for-sale debt securities are measured at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss) and realized gains and losses included in other income (expenses). None of the Company’s investments in marketable securities were impaired for the years ended December 31, 2022, 2021 and 2020. The Company’s marketable equity securities are measured at fair value with changes in fair value recognized in other income (expenses).

(m) Long-term Investments

Investments in equity securities with readily determinable fair values

We hold investments in equity securities of publicly listed companies, for which we do not have significant influence. Investments in equity securities with readily determinable fair values are measured at fair value and any changes in fair value are recognized in other income (expenses).

Investments in funds that report net asset value (“NAV”) per share

We hold investments in Japanese pooled funds. These funds are generally readily redeemable at their net asset values. The fair value of investment funds is measured at their net asset values per share (or its equivalent) as a practical expedient.

Investments in privately held companies and organizations that do not report NAV per share

Investments in privately held entities that do not report NAV per share are accounted for using a measurement alternative, under which these investments are measured at cost, adjusted for observable price changes and impairments, with changes recognized in other income (expenses).

Investments accounted for under equity method

We use the equity method to account for investments in partnerships that qualify as VIEs where we are not the primary beneficiary and other entities that we do not control or where we do not own a majority of the economic interest but have the ability to exercise significant influence over the operating and financial policies of the investees. Under the equity method of accounting, we initially recognize our investments at cost and subsequently adjust the carrying amount of the investments for our share of earnings or losses reported by the investees, distributions received, and other-than-temporary impairments.

Investment income/loss recognition and classification

We recognize both realized and unrealized gain and losses in our consolidated statements of operations and comprehensive income, classified with other income (expenses). Unrealized gains and losses represent:

(1)	fair value changes for investments in equity securities with readily determinable fair value;
(2)	changes in NAV as a practical expedient to estimate fair value for investments in funds that report NAV per share;
(3)	observable price changes for investments in privately held entities that do not report NAV per share; and
(4)	our share of unrealized gain or losses reported by our equity method investees.

Realized gains and losses on our investments represent the difference between proceeds received upon disposition of investments and their historical or adjusted cost. For our equity method investments, realized gains and losses represent our share of realized gains or losses reported by the investee. Impairments are realized losses, which result in an adjusted cost, and represent charges to reduce the carrying values of investments in privately held entities that do not report NAV per share and equity method investments, if impairments are deemed other than temporary, to their estimated fair value.

(n) Property, Plant and Equipment, Net

Property, plant and equipment, including real estate properties held for lease, are measured using the cost model and is stated at cost less accumulated depreciation. Acquisition cost includes mainly the costs directly attributable to the acquisition and the initial estimated dismantlement, removal, and restoration costs associated with the assets. Depreciation is calculated using the straight-line and declining methods over the estimated useful lives, as more details follow. Depreciation is included in cost of revenues and selling, general and administrative expenses and is allocated based on estimated usage for each class of asset.

	Depreciation Method	Useful Life
Buildings, including buildings held for lease	Straight-line method	7 – 47 years
Facilities attached to buildings	Straight-line or declining balance method	5 – 18 years
Machinery and equipment	Declining balance method	6 years
Vehicles	Declining balance method	2 – 6 years
Tools, furniture and fixture	Declining balance method	2 – 17 years
Land	Not depreciated	-
Software*	Straight-line method	5 years

*	Represents software that is non-detachable to the hardware.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

(o) Solar Power Systems, Net

Solar power systems comprise of ground-mounted solar power projects that the Company intends to hold for use. The solar power systems are stated at cost less accumulated depreciation. The cost consists primarily of direct costs incurred in various stages of development prior to the commencement of operations. For a self-developed solar power system, the actual cost capitalized is the amount of the expenditure incurred for the permits, consents, construction costs and other costs capitalized. For a solar power system acquired from third parties, the initial costs include the consideration transferred and certain direct acquisition costs. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred.

When solar power systems are retired, or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheets and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is recognized using the declining balance method over the estimated useful lives of the solar power systems of 11 to 17 years.

(p) Intangible Assets, Net

Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. Acquired intangible assets from business combination are recognized and measured at fair value at the time of acquisition. Those assets represent assets with finite lives and are further amortized on a straight-line basis over the estimated economic useful lives of the respective assets.

The estimated useful lives of intangible assets are as follows:

Technologies	10 years
Favorable contracts	17 years

(q) Corporate-owned Life Insurance Policies

The Company has purchased corporate-owned life insurance policies to insure its Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”) and other key employees. Management considers these policies to be operating assets. These insurance policies are recorded at their cash surrender values, included in other assets in the consolidated balance sheets with change in cash surrender value during the period recorded in selling, general and administrative expenses.

(r) Leases

The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

We classify our leases as either finance leases or operating leases if we are the lessee, or sale-type, direct financing, or operating leases if we are the lessor. We use the following criteria to determine if a lease is a finance lease (as a lessee) or sales-type or direct financing lease (as a lessor):

(i)	ownership is transferred from lessor to lessee by the end of the lease term;
(ii)	an option to purchase is reasonably certain to be exercised;
(iii)	the lease term is for the major part of the underlying asset’s remaining economic life;
(iv)	the present value of lease payments equals or exceeds substantially all of the fair value of the underlying assets; or
(v)	the underlying asset is specialized and is expected to have no alternative use at the end of the lease term.

If we meet any of the above criteria, we account for the lease as a finance, a sales-type, or a direct financing lease. If we do not meet any of the criteria, we account for the lease as an operating lease.

Lessee accounting

The Company recognizes right-of-use assets and lease liabilities for all leases other than those with a term of twelve months or less as the Company has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Right-of-use assets consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company.

As the rates implicit on the Company’s leases for which it is the lessee are not readily determinable, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, the Company assesses multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

From time to time, we may enter into sublease agreements with third parties. Our subleases generally do not relieve us of our primary obligations under the corresponding head lease. As a result, we account for the head lease based on the original assessment at lease inception. We determine if the sublease arrangement is either a sales-type, direct financing, or operating lease at inception of the sublease. If the total remaining lease cost on the head lease for the term of the sublease is greater than the anticipated sublease income, the right-of-use asset is assessed for impairment. Our subleases are generally operating leases and we recognize sublease income on a straight-line basis over the sublease term.

Lessor accounting – operating leases

We account for the revenue from our lease contracts by utilizing the single component accounting policy. This policy requires us to account for, by class of underlying asset, the lease component and nonlease component(s) associated with each lease as a single component if two criteria are met:

(i)	the timing and pattern of transfer of the lease component and the nonlease component(s) are the same; and
(ii)	the lease component would be classified as an operating lease if it were accounted for separately.

Lease components consist primarily of fixed rental payments, which represent scheduled rental amounts due under our leases. Nonlease components consist primarily of tenant recoveries representing reimbursements of rental operating expenses, including recoveries for utilities, repairs and maintenance and common area expenses.

If the lease component is the predominant component, we account for all revenues under such lease as a single component in accordance with the lease accounting standard. Conversely, if the nonlease component is the predominant component, all revenues under such lease are accounted for in accordance with the revenue recognition accounting standard. Our operating leases qualify for the single component accounting, and the lease component in each of our leases is predominant. Therefore, we account for all revenues from our operating leases under the lease accounting standard and classify these revenues as rental income.

We commence recognition of rental income related to the operating leases at the date the property is ready for its intended use by the tenant and the tenant takes possession or controls the physical use of the leased asset. Income from rentals related to fixed rental payments under operating leases is recognized on a straight-line basis over the respective operating lease terms. Amounts received currently but recognized as revenue in future periods are classified in deferred revenue in our consolidated balance sheets.

(s) Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets with finite lives, primarily property, plant and equipment, including real estate properties held for lease, solar power systems, operating lease right-of-use assets, finance lease right-of-use assets, and technologies and favorable contracts acquired through business combination, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets during the years ended December 31, 2022, 2021 and 2020.

(t) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. In accordance with ASC Topic 350, “Intangibles – Goodwill and Others”, goodwill is subject to at least an annual assessment for impairment or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value based test. Fair value is generally determined using a discounted cash flow analysis. There were no impairments of goodwill during the years ended December 31, 2022, 2021 and 2020.

(u) Revenue Recognition

The Company recognizes revenues from sales of real estate properties, sales of land, providing of real estate management services, sales of solar power plants, providing of solar power plants operation and maintenance services and sales of electricity under ASC Topic 606, “Revenue from Contracts with Customers”.

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. Revenue amount represents the invoiced value, net of consumption tax and applicable local government levies, if any. The consumption tax on sales is calculated at 10% of gross sales.

The Company recognizes revenue from rental services under ASC Topic 842, “Leases”.

The Company currently generates its revenue from the following main sources:

Revenue from sales of real estate properties

Revenues from the sales of real estate properties are recognized at the point in time when title to and possession of the property has transferred to the customer and the Company has no continuing involvement with the property, which is generally upon the delivery of the real estate properties, which generally coincides with the receipt of cash consideration from the customer. Our contracts with customers contain a single performance obligation and we do not provide warranties for sold real estate properties.

Revenue from sales of land

Revenues from land sales are recognized when the parties are bound by the terms of a contract, consideration has been exchanged, title and other attributes of ownership have been conveyed to the buyer by means of a closing and the Company is not obligated to perform further significant development of the specific property sold. In general, the Company’s performance obligation for each of these land sales is fulfilled upon the delivery of the land, which generally coincides with the receipt of cash consideration from the customer.

Revenue from rental services

Rental income is generally recognized on a straight-line basis over the terms of the tenancy agreements. For real estate and land leases, these contracts are treated as leases for accounting purpose, rather than contracts with customers subject to ASC Topic 606. Also see Note 2(r).

Revenue from real estate management services

Revenues from real estate management services consist of property management services, brokerage services and value-added management services. Property management services mainly include property management services provided to tenants or property owners with revenue recognized during the period when services are rendered. Revenues from brokerage services are earned upon closing of brokerage transaction. Value-added management services mainly consist of real estate consulting and registration services with revenue recognized when performance obligation is satisfied.

Revenue from sales of solar power plants

Revenues from the sales of solar power plants are recognized at the point in time when performance obligation is satisfied, which is after the solar power plants have been grid connected and the customers obtain control of the solar power plants. The Company’s sales arrangements for solar power plants do not contain any forms of continuing involvement that may affect the revenue recognition of the transactions, nor any variable considerations for energy performance guarantees, minimum electricity end subscription commitments.

Revenue from solar power plants operation and maintenance services

Revenues from solar power plants operation and maintenance services are recognized over time when customers receive and consume the benefits provided by the Company’s performances, which typically include system inspection, performance engineering analysis, corrective maintenance repair and environmental services, under the terms of service arrangements.

Revenue from sales of electricity

Revenues from the sales of electricity are generated by the Company’s solar power systems under the power purchase arrangements (“PPAs”) with the power grid company based on the price stated in the PPAs when electricity has been generated and transmitted to the grid. The Company also procures electricity from wholesale electricity providers or purchases on Japan Electric Power Exchange for some of its customers who are charged based on the actual usage of electricity each month.

(v) Cost of Revenues

Cost of revenues primarily include the real estate properties and solar power plants purchase price, acquisition costs, construction costs, direct costs to renovate, repair and upgrade the real estate properties, solar power plants development costs, sublease costs, depreciation, direct material costs, electricity transportation costs, and salaries and related expenses for personnel directly involved in delivery of services to customers.

(w) Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses were JPY197,203, JPY248,794 and JPY27,906 for the years ended December 31, 2022, 2021 and 2020, respectively, and have been included as part of selling, general and administrative expenses.

(x) Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of accounts and other receivables. The Company does not require collateral or other security to support these receivables. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Customers

For the years ended December 31, 2022, 2021 and 2020, customers accounting for 10% or more of the Company’s total revenues were as follows:

	For the Years Ended December 31,
	2022	2021	2020
Customer A	35%	24%	*

As of December 31, 2022 and 2021, customers accounting for 10% or more of the Company’s total current outstanding accounts receivable were as follows:

	December 31,	December 31,
	2022	2021
Customer B	*	18%
Customer C	*	16%

Suppliers

For the years ended December 31, 2022, 2021 and 2020, suppliers accounting for 10% or more of the Company’s total purchases were as follows:

	For the Years Ended December 31,
	2022	2021	2020
Supplier A	*	*	16%

As of December 31, 2022 and 2021, suppliers accounting for 10% or more of the Company’s total current outstanding accounts payable were as follows:

	December 31,	December 31,
	2022	2021
Supplier B	31%	*
Supplier C	27%	*

*	Less than 10%

(y) Segment Reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company’s operations constitute a single reportable segment in accordance with ASC Topic 280.

(z) Comprehensive Income or Loss

ASC Topic 220, “Comprehensive Income,” establishes standards for reporting and display of comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in equity during a period from non-owner sources.

(aa) Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if stock options and other commitments to issue common shares were exercised or equity awards vest resulting in the issuance of common shares that could share in the net income of the Company.

(bb) Stock Based Compensation

The Company accounts for stock based compensation awards in accordance with ASC Topic 718, “Compensation – Stock Compensation”. The cost of services received from employees and non-employees in exchange for awards of equity instruments is recognized in the consolidated statements of operations and comprehensive income based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period or vesting period. The Company records forfeitures as they occur.

(cc) Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC Topic 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

(dd) Income Taxes

Income taxes are accounted for using an asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company follows ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Under the provisions of ASC Topic 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of operations.

(ee) Fair Value Measurements

The Company performs fair value measurements in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

●	Level 1: quoted prices in active markets for identical assets or liabilities;
●	Level 2: inputs other than Level 1 that are observable, either directly or indirectly; or
●	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

As of December 31, 2022 and 2021, the carrying values of current assets, except for short-term investments, and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

Assets measured at fair value on a recurring basis as of December 31, 2022 and 2021 are summarized below.

Fair Value Measurements as of December 31, 2022
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2022
Long-term investments:
Equity investments at fair value with readily determinable fair value	144,658	-	-	144,658

Fair Value Measurements as of December 31, 2021
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2021
Short-term investments:
Marketable securities	182,313	-	-	182,313

(ff) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(gg) Assets of Discontinued Operations Held for Sale

Assets are classified as “held for sale” when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the assets; (2) the assets are available for immediate sale, in their present condition, subject only to terms that are usual and customary for sales of such assets; (3) an active program to locate a buyer and other actions required to complete the plan to sell the assets have been initiated; (4) the sale of the assets is probable and is expected to be completed within one year; (5) the assets are being actively marketed for a price that is reasonable in relation to their current fair value; and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. When all of these criteria have been met, the assets are classified as “held for sale” in the consolidated balance sheets. Assets classified as “held for sale” are reported at the lower of their carrying value or fair value less costs to sell. At the end of reporting period, if the fair value of the held for sale assets less costs to sell is lower than the carrying value of the assets, the Company will record an impairment loss. Depreciation of assets ceases upon designation as “held for sale”.

The assets and liabilities of the Company’s mining machine business have been segregated and reported in all periods presented as the sale of the mining machine business met the “held for sale” criteria and the “discontinued operations” criteria.

(hh) Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC Topic 606, Revenue from Contracts with Customers. This ASU is expected to improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The new guidance is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company early adopted this standard effective January 1, 2022, and the adoption did not have any impact on our consolidated financial statements, as the effect will largely depend on the magnitude of future acquisitions.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. The guidance is effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021, with early application permitted. The Company adopted this standard effective January 1, 2022, and the adoption did not have any impact on our consolidated financial statements.

New Accounting Pronouncements Not Yet Effective

The Company has reviewed all other recently issued accounting pronouncements and concluded they were either not applicable or not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3 — SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	December 31,	December 31,
	2022	2021
Marketable securities	-	182,313
Available-for-sale debt securities	-	-
Total	-	182,313

Realized and unrealized gain (loss) on short-term investments consist of the following:

	For the Years Ended
	December 31,
	2022	2021	2020
Realized gain
Marketable securities	6,093	24,913	-
Available-for-sale debt securities	9,732	1,640	-

Unrealized gain (loss)
Marketable securities	-	(25,490)	25,943
Available-for-sale debt securities	-	-	(724)

Unrealized gain (loss), net of tax, of available-for-sale debt securities was included in accumulated other comprehensive income (loss) in the consolidated balance sheets.

NOTE 4 — INVENTORIES

Inventories consist of the following:

	December 31,	December 31,
	2022	2021
Real estate inventories
Real estate properties held for sale	1,058,829	1,397,081
Real estate properties under development	9,242,847	3,640,174
Subtotal	10,301,676	5,037,255

Solar power plants inventories
Solar power panels and supplies	29,591	-
Solar power plants under construction	35,047	-
Solar power plants held for sale	13,918	-
Subtotal	78,556	-

Others	136,961	44,346
Total	10,517,193	5,081,601

Certain inventories were pledged to secure the Company’s loans, see Note 10.

NOTE 5 — PREPAID EXPENSES, NET, OTHER CURRENT ASSETS, NET AND OTHER ASSETS, NET

Prepaid expenses, net, other current assets, net, and other assets, net, consist of the following:

	December 31,	December 31,
	2022	2021
Prepaid expenses, net
Advances to construction and other vendors	296,049	275,071
Down payment made for real estate property purchase	298,391	300,346
Others	54,504	64,554
Subtotal	648,944	639,971
Less: allowance	(1,410)	(1,077)
Total prepaid expenses, net	647,534	638,894

Other current assets, net
Loan receivables	2,154	-
Consumption tax refund	32,073	5,377
Income tax receivable	80,991	35,944
Others	70,823	18,454
Subtotal	186,041	59,775
Less: allowance	(691)	(693)
Total other current assets, net	185,350	59,082

Other assets, net
Leasehold and other deposits	199,937	179,749
Deferred consumption tax	142,296	121,292
Deferred income tax assets, net	327,992	283,487
Life insurance policies	91,726	37,570
Long-term loan receivables	16,636	11,674
Asset retirement costs	26,683	-
Others	45,636	4,773
Subtotal	850,906	638,545
Less: allowance	(2,230)	(2,230)
Total other assets, net	848,676	636,315

NOTE 6 — LONG-TERM INVESTMENTS, NET

Long-term investments, net, consist of the following:

	December 31,	December 31,
	2022	2021
Investments in public entities with readily determinable fair value	144,658	-
Investments in funds that report NAV per share	50,225	49,825
Investments in private entities or organizations that do not report NAV per share:
Entities or organizations without observable price changes	48,759	45,170
Investments in voluntary partnerships accounted for under the equity method	170,163	28,829
Total	413,805	123,824

Realized and unrealized gain or loss on investments, and impairment loss on investments, which were included in other income (expenses), were as follows:

	For the Years Ended
	December 31,
	2022	2021	2020
Realized gain	11,019	10,083	17,280
Unrealized loss	20,705	209	-
Impairment loss	22,847	-	11,811

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	December 31,	December 31,
	2022	2021
Buildings, including buildings held for lease	4,321,283	3,586,192
Facilities attached to buildings	340,375	134,577
Machinery and equipment	16,637	2,478
Vehicles	24,377	23,437
Tools, furniture and fixture	181,463	176,012
Land	5,813,137	4,783,695
Software	141,023	104,256
Subtotal	10,838,295	8,810,647
Less: accumulated depreciation	(607,238)	(456,016)
Property, plant and equipment, net	10,231,057	8,354,631

Substantially all of buildings consist of buildings held for lease. Certain buildings held for lease were pledged to secure the Company’s loans, see Note 10.

Depreciation expense was JPY160,829, JPY149,299 and JPY140,033 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 8 — SOLAR POWER SYSTEMS, NET

Solar power systems, net consist of the following:

	December 31,	December 31,
	2022	2021
Solar power systems in operation	346,568	-
Solar power systems under construction	136,149	-
Subtotal	482,717	-
Less: accumulated depreciation	(121,295)	-
Solar power systems, net	361,422	-

Certain solar power systems were pledged to secure the Company’s loans, see Note 10.

Depreciation expense was JPY22,566, nil and nil for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 9 — LEASES – AS A LESSEE

The Company has entered into operating leases for offices, land and sublease purpose, with terms ranging from one to thirty-five years, and finance leases for certain office equipment and vehicles, with terms ranging from two to seven years. The estimated effect of lease renewal and termination options, as applicable, that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities was included in the consolidated financials.

Operating lease expenses for lease payments are recognized on a straight-line basis over the lease term. Finance lease costs include amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with initial term of twelve months or less are not recorded on the consolidated balance sheets.

The components of lease costs are as follows:

	For the Years Ended
	December 31,
	2022	2021	2020
Finance lease costs
Amortization of right-of-use assets	4,313	2,339	2,753
Interest on finance lease liabilities	175	97	99
Total finance lease costs	4,488	2,436	2,852
Operating lease costs	569,778	496,559	429,162
Short-term lease costs	1,532	6,643	2,771
Total lease costs	575,798	505,638	434,785

The following table presents supplemental information related to the Company’s leases:

	For the Years Ended
	December 31,
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	175	97	99
Operating cash flows from operating leases	480,685	513,967	450,382
Financing cash flows from finance leases	4,160	2,303	2,770
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	508,790	602,560	376,214
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	8,373	2,682	940
Remeasurement of operating lease liabilities and right-of-use assets due to lease modification	92,739	37,142	41,866

Weighted average remaining lease term (years)
Finance leases	3.03	3.29	3.23
Operating leases	8.54	8.11	8.18

Weighted average discount rate (per annum)
Finance leases	1.57%	1.57%	1.57%
Operating leases	1.57%	1.57%	1.57%

As of December 31, 2022, the future maturity of lease liabilities is as follows:

Years Ended December 31,	Finance Lease	Operating Lease
2023	4,965	472,244
2024	3,124	416,492
2025	1,997	297,778
2026	1,546	295,853
2027	267	294,681
Thereafter	-	937,885
Total undiscounted lease payments	11,899	2,714,933
Less: imputed interest	(283)	(111,291)
Present value of lease liabilities	11,616	2,603,642
Less: lease liabilities, current	(4,821)	(427,856)
Lease liabilities, non-current	6,795	2,175,786

NOTE 10 — BANK AND OTHER BORROWINGS

The Company’s outstanding indebtedness borrowed from banks and other financial institutions, consist of the following:

Indebtedness	Weighted Average Interest Rate*	Weighted Average Years to Maturity*	Balance as of December 31, 2022	Balance as of December 31, 2021
Short-term loans
Secured loans
Fixed rate loans	2.12%	0.69	311,700	709,850
Variable rate loans	1.89%	0.76	323,480	657,900
Subtotal	2.00%	0.72	635,180	1,367,750
Unsecured loans
Fixed rate loans	1.37%	0.16	61,999	79,996
Variable rate loans	0.00%	-	-	-
Subtotal	1.37%	0.16	61,999	79,996
Total short-term loans	1.96%	0.68	697,179	1,447,746

Long-term loans
Secured loans
Fixed rate loans	2.02%	6.06	2,654,852	1,750,605
Variable rate loans	1.75%	13.63	13,063,619	7,650,615
Subtotal	1.80%	12.35	15,718,471	9,401,220
Unsecured loans
Fixed rate loans	0.44%	9.04	443,456	-
Variable rate loans	1.44%	5.40	126,029	74,020
Subtotal	0.66%	8.23	569,485	74,020
Total long-term loans	1.77%	12.22	16,287,956	9,475,240

Less: current portion			(1,030,850)	(677,919)
Non-current portion			15,257,106	8,797,321

*	Pertained to information for loans outstanding as of December 31, 2022.

The Company borrowed loans from various financial institutions for the purpose of purchasing and constructing real estate properties and solar power plants and systems, and for working capital purpose.

Interest expense for short-term and long-term loans was JPY29,210 and JPY221,913 for the year ended December 31, 2022, JPY33,544 and JPY145,336 for the year ended December 31, 2021, and JPY15,088 and JPY130,844 for the year ended December 31, 2020, respectively.

The pledge information for the Company’s outstanding loans as of December 31, 2022 and 2021, consist of the following:

	December 31, 2022	December 31, 2021

Short-term loans
Pledged by real estate inventories and buildings held for lease	485,180	1,367,750
Pledged by restricted cash (a)	45,100	170,400
Long-term loans
Pledged by real estate inventories, buildings held for lease and solar power systems	14,780,915	8,927,591
Pledged by restricted cash (a)	196,056	215,428
Pledged by accounts receivable in connection with electricity sales to power companies	136,091	-

(a)	As of December 31, 2022 and 2021, these loans were secured by restricted cash of JPY51,503 and JPY51,503, respectively.

The guaranty information for the Company’s outstanding loans as of December 31, 2022 and 2021, consist of the following:

	December 31, 2022	December 31, 2021

Short-term loans
Guaranteed by Chief Operating Officer (“COO”) of the Company	71,000	610,000
Guaranteed by parent company or subsidiary within the Company’s organizational structure	150,000	-
Co-guaranteed by COO and parent company or subsidiary within the Company’s organizational structure	85,580	-

Long-term loans
Guaranteed by COO of the Company	7,307,943	5,590,210
Co-guaranteed by COO and Chief Executive Officer (“CEO”) of the Company	593,849	-
Guaranteed by Tokyo Credit Cooperative Union	86,110	196,296
Guaranteed by parent company or subsidiary within the Company’s organizational structure	2,108,807	1,508,014
Co-guaranteed by COO and parent company or subsidiary within the Company’s organizational structure	321,421	464,940
Co-guaranteed by COO and Tokyo Credit Cooperative Union	6,994	8,998
Co-guaranteed by COO, CEO and Tokyo Credit Cooperative Union	9,499	-
Co-guaranteed by Li Tianqi, Chief Artificial Intelligence Officer (“CAIO”) of the Company and a financial institution	22,445	34,554
Guaranteed by Uemoto Takamasa, former CEO of SYLA Solar	188,458	-

During the years ended December 31, 2022, 2021 and 2020, the Company entered into amended loan agreements which had prepayment options with financial institutions for certain loans. The amended terms mainly included changes of maturity dates and installment amount. The Company analyzed the amendments under ASC Topic 470 and concluded that these amendments were not considered substantially different and were accounted for as debt modifications.

As of December 31, 2022, future minimum payments for long-term loans are as follows:

Years Ended December 31,	Principal
Repayment
2023	1,030,850
2024	5,519,201
2025	2,513,069
2026	545,619
2027	431,449
Thereafter	6,247,768
Total	16,287,956

NOTE 11 — CORPORATE BONDS

The Company issued corporate bonds through various banks, which consist of the following:

Name of Banks	Principal Amount	Issuance Date	Maturity Date	Annual Interest Rate	Balance as of December 31, 2022	Balance as of December 31, 2021
Resona Bank (a) (b)	100,000	6/26/2017	6/26/2022	0.40%	-	10,000
Musashino Bank (a) (b)	100,000	7/10/2019	7/10/2024	0.36%	40,000	60,000
Kirayaka Bank (a)	200,000	9/10/2019	9/10/2024	0.85%	80,000	120,000
Chiba Kogyo Bank (a)	100,000	3/27/2020	3/28/2023	0.10%	20,000	60,000
Kagawa Bank (a)	150,000	10/29/2021	10/29/2026	0.53%	120,000	150,000
Musashino Bank (a)	100,000	12/24/2021	12/24/2026	0.36%	80,000	100,000
Aggregate outstanding principal balances					340,000	500,000
Less: unamortized bond issuance costs					(7,706)	(11,680)
Less: current portion					(126,525)	(154,089)
Non-current portion					205,769	334,231

(a)	These debts are guaranteed by the respective bank.
(b)	These debts are guaranteed by the Tokyo Credit Guarantee Association.

Interest expense for corporate bonds was JPY2,300, JPY1,735 and JPY2,137 for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, future minimum payments are as follows:

Years Ended December 31,	Principal
Repayment

2023	130,000
2024	110,000
2025	50,000
2026	50,000
2027	-
Thereafter	-
Total	340,000

NOTE 12 – OTHER CURRENT LIABILITIES AND OTHER LIABILITIES

Other current liabilities and other liabilities consist of the following:

	December 31,	December 31,
	2022	2021
Other current liabilities
Vendor payables	101,204	249,003
Liabilities arising from repurchase agreements	994,249	363,000
Accrued consumption taxes	67,020	51,204
Miscellaneous deposits received from tenants to be remitted to other service providers	88,436	86,060
Rental deposits received from tenants to be remitted to property owners	309,809	262,466
Deposits held on behalf of voluntary partnerships	33,323	11,210
Other payables	9,457	8,050
Total other current liabilities	1,603,498	1,030,993

Other liabilities
Leasehold and guarantee deposits received from tenants	297,004	351,088
Deferred income tax liabilities, net	117,179	21,606
Long-term trade payables	3,254	-
Asset retirement obligations	30,919	-
Total other liabilities	448,356	372,694

NOTE 13 – SHAREHOLDERS’ EQUITY

Capital stock and capital surplus

The change in the number of issued shares of capital stock during the years ended December 31, 2022, 2021 and 2020 were as follows:

	For the Years Ended December 31,
	2022	2021	2020
Balance at the beginning of the year	237,889	227,960	225,385
Issuance of capital stock	1,600	4,540	2,575
Capital stock issued for acquisition of subsidiary	-	5,389	-
Balance at the end of the year	239,489	237,889	227,960

All of the issued shares as of December 31, 2022 and 2021 have been paid in full.

Under the Companies Act, issuances of capital stock, including conversions of bonds and notes, are required to be credited to the capital stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Companies Act permits that capital stock, capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a General Meeting of Shareholders. The Companies Act limits the increase of paid-in capital in case disposition of treasury stock and issuance of common stock are performed at the same time.

Legal reserve set aside as appropriation of retained earnings and legal capital surplus

Retained earnings consist of legal reserves and accumulated earnings. The Companies Act provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Companies Act. Legal reserves may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval of the General Meeting of Shareholders.

NOTE 14 – STOCK BASED COMPENSATION

The Company has historically awarded stock options to various officers, directors, employees and consultants of the Company to purchase shares of the Company’s capital stock. During the years ended December 31, 2014 to 2018, the Company has issued several batches of stock options to acquire the equivalent of total 51,340 shares of capital stock of the Company after the adjustment for the 100-for-1 stock split in February 2018. The options generally vest two years after the grant date and have the contractual term of ten years. The total outstanding stock options as of January 1, 2020 was 50,405.

On November 30, 2020, the Company awarded options to purchase an aggregate of 870 shares of capital stock at an exercise price of JPY45,140 per share to various officers, directors and employees of the Company. The options vest on August 26, 2022 with the expiration date on July 31, 2030.

On July 30, 2021, the Company awarded options to purchase 50 shares of capital stock at an exercise price of JPY48,060 per share to a consultant of the Company. The options vest on July 9, 2023 with the expiration date on July 31, 2031.

On May 13, 2022, the Company entered into a consulting and services agreement (the “Consulting Agreement”) with HeartCore Enterprises, Inc. (“HeartCore”) pursuant to which it agreed to compensate HeartCore with cash consideration of US$500,000 and common share purchase warrants (the “Warrants”) in exchange for professional services to be provided by HeartCore in connection with its initial public offering (the “IPO”). HeartCore may exercise the Warrants at any time beginning on the date of IPO until ten years following completion of an IPO to purchase 2% of the fully diluted shares of the Company’s capital stock as of the date of IPO, for an exercise price per share of US$0.01, subject to adjustment as provided in the agreement. The Consulting Agreement was further amended in August and November 2022, respectively, to modify the payment terms and dates. The Warrants were also terminated upon the issuance of the stock acquisition rights.

On November 9, 2022, the Company and HeartCore entered into the 9th stock acquisition rights allotment agreement pursuant to which the Company allotted 5,771 stock acquisition rights to HeartCore in substitution for the Warrants originally issued on May 13, 2022. The stock acquisition right is exercisable upon a successful listing on the Nasdaq Capital Market or NYSE American and has an exercise price of US$0.01 per share and is fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding shares of the Company’s capital stock on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 2% and divided by 5,771, subject to adjustment as provided in the agreement. The stock acquisition right, subject to some conditions, is exercisable upon the effectiveness of an IPO throughout a period of ten years from the listing date.

The following table summarizes the stock option activities and related information for the years ended December 31, 2022, 2021 and 2020:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
		(JPY)	(Years)
Outstanding as of January 1, 2020	50,405	8,325	4.41
Granted	870	45,140	9.59
Forfeited/cancelled	(20)	33,320	-
Exercised	-	-	-
Outstanding as of December 31, 2020	51,255	8,940	3.51
Granted	50	48,060	9.59
Forfeited/cancelled	(15)	33,320	-
Exercised	-	-	-
Outstanding as of December 31, 2021	51,290	8,971	2.52
Granted	5,771	1	10.00
Forfeited/cancelled	(635)	14,500	-
Exercised	(1,600)	8,225	-
Outstanding as of December 31, 2022	54,826	7,985	2.40
Vested and exercisable as of December 31, 2022	49,005	8,884	1.50

The fair value of the stock options was estimated as of the date of grant using the binomial model with the assistance of a third-party valuation appraiser. The following table summarizes the significant assumptions used in the model to estimate the fair value of the stock options for the years ended December 31, 2021 and 2020:

	For the Years Ended
	December 31,
	2021	2020
Expected volatility	55.50%	58.40%
Risk-free interest rate	0.02%	0.02%
Dividend yield	0%	0%
Exercise term	10.0 years	9.7 years

The stock acquisition rights granted to HeartCore during the year ended December 31, 2022 contained a performance condition of exercisability upon a successful listing on the Nasdaq Capital Market or NYSE American. The Company did not recognize any expenses in relation to the stock acquisition rights granted to HeartCore during the year ended December 31, 2022 as the performance condition is not considered probable as of December 31, 2022. The valuation of stock acquisition rights granted to HeartCore has not yet completed as of the date of this report.

For the years ended December 31, 2022, 2021 and 2020, the Company recognized stock based compensation expenses related to the options of JPY6,580, JPY11,564 and JPY2,394, respectively. As of December 31, 2022, the unrecognized stock based compensation expense related to the unvested options was JPY236, which is expected to be recognized through July 2023.

NOTE 15 – NET INCOME PER SHARE

Basic net income per share is calculated on the basis of weighted average outstanding common shares. Diluted net income per share is computed on the basis of basic weighted average outstanding common shares adjusted for the dilutive effect of stock options. Dilutive common shares are determined by applying the treasury stock method to the assumed conversion of share repurchase liability to common shares related to the early exercised stock options.

The computation of basic and diluted net income per share in accordance with ASC Topic 260 for the years ended December 31, 2022, 2021 and 2020 is as follows:

	For the Years Ended December 31,
	2022	2021	2020
Numerator:
Net income from continuing operations attributable to SYLA Technologies Co., Ltd.’s shareholders	306,432	277,489	435,727
Income from discontinued operations attributable to SYLA Technologies Co., Ltd.’s shareholders	88,523	-	-
Net income attributable to SYLA Technologies Co., Ltd.’s shareholders	394,955	277,489	435,727

Denominator:
Weighted average number of common shares outstanding used in calculating basic net income per share	239,353	231,031	226,174
Dilutive effect of stock options	44,001	40,378	38,987
Weighted average number of common shares outstanding used in calculating diluted net income per share	283,354	271,409	265,161

Net income from continuing operations per share
Net income per share - basic	1,280.25	1,201.09	1,926.51
Net income per share - diluted	1,081.45	1,022.40	1,643.25

Income from discontinued operations per share
Net income per share - basic	369.84	-	-
Net income per share - diluted	312.41	-	-

Net income attributable to SYLA Technologies Co., Ltd. per share
Net income per share - basic	1,650.09	1,201.09	1,926.51
Net income per share - diluted	1,393.86	1,022.40	1,643.25

NOTE 16 - INCOME TAXES

The Company conducts its major businesses in Japan and is subject to tax in this jurisdiction. During the years ended December 31, 2022, 2021 and 2020, substantially all taxable income of the Company is generated in Japan. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of approximately 30.62% for the years ended December 31, 2022, 2021 and 2020.

For the years ended December 31, 2022, 2021 and 2020, the Company’s income tax expenses are as follows:

	For the Years Ended December 31,
	2022	2021	2020
Current	448,089	232,794	307,731
Deferred	(102,909)	(11,410)	(2,601)
Total	345,180	221,384	305,130

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of operations and comprehensive income to the Japanese statutory tax rate for the years ended December 31, 2022, 2021 and 2020 is as follows:

	For the Years Ended December 31,
	2022	2021	2020
Japanese statutory tax rate	30.62%	30.62%	30.62%
Entertainment expenses not deductible	3.82%	5.94%	3.33%
Unrecognized gain in connection with reorganization	8.80%	5.55%	0.96%
Non-taxable dividend income	(0.26)%	(0.58)%	0.00%
Stock based compensation expenses not deductible	0.31%	0.71%	0.10%
Change on valuation allowance	1.77%	0.00%	0.00%
Effect of different statutory tax rate in Japan	1.60%	0.00%	0.00%
Other adjustments	(1.86)%	(2.97)%	2.65%
Subtotal	44.80%	39.27%	37.66%
Undistributed retained earnings tax*	7.82%	5.00%	3.53%
Effective tax rate	52.62%	44.27%	41.19%

*	The Company is a Specified Family Company, as one shareholder and its related persons hold more than 50% of its total outstanding shares. Hence, in addition to the normal corporate income taxes, the Company is also subject to a special tax on its undistributed retained earnings (“URE”) for each fiscal year, after the Company’s capital stock exceeds JPY100 million. URE tax is imposed on the Company’s URE, which is defined as the Company’s taxable income for the year minus the sum of the dividends paid, the adjusted corporate income tax, and the URE credit (which usually is 40% of the taxable income). The portion of its URE not more than JPY30 million is subject to a rate of 10%, the portion between JPY30 million and JPY100 million is subject to a rate of 15%, and the portion over JPY100 million is subject to a rate of 20%.

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities at December 31, 2022 and 2021 are presented below:

	December 31,	December 31,
	2022	2021
Deferred income tax assets
Revenue and expense adjustments	29,145	15,314
Allowance for credit losses	10,080	4,320
Fair value change and impairment on investment securities	28,825	15,490
Change in cash surrender value of life insurance policies	-	2,079
Unrealized gain on sales arrangement with repurchase clause*	12,018	4,541
Lease liabilities	812,434	797,439
Stock based compensations	238,846	238,846
Net operating loss carryforwards	19,285	-
Others	24,244	483
Total deferred income tax assets, gross	1,174,877	1,078,512
Less: valuation allowance	(19,285)	-
Total deferred income tax assets, net	1,155,592	1,078,512

Deferred income tax liabilities
Change in cash surrender value of life insurance policies	(11,132)	-
Right-of-use assets	(801,286)	(792,753)
Intangible assets acquired through business combination	(132,361)	(22,089)
Others	-	(1,789)
Total deferred income tax liabilities	(944,779)	(816,631)

Deferred income tax assets, net (included in other assets)	327,992	283,487
Deferred income tax liabilities, net (included in other liabilities)	(117,179)	(21,606)

*	Represents unrecognized gain for accounting purpose, recognized gain for tax purpose.

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Company regularly assesses the ability to realize its deferred tax assets and establish a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The Company weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Company’s projections for growth. The adjustments of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is adjusted. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that the Company will utilize the benefits of these deferred tax assets as of December 31, 2022 and 2021. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Company, effects by market conditions, effects of currency fluctuations or other factors.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2021, the management considered the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the years ended December 31, 2022, 2021 and 2020. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2022. Open tax years in Japan are five years. The Company’s Japan income tax return filed for the tax years ending from December 31, 2018 through December 31, 2022 are subject to examination by the relevant taxing authorities. The Company’s tax attributes from prior periods remain subject to adjustment.

NOTE 17 – DISAGGREGATION OF REVENUES

Revenues generated from different revenue streams consist of the following:

	For the Years Ended December 31,
	2022	2021	2020
Real estate and related services:
Real estate sales	17,978,875	15,010,878	11,837,623
Land sales	1,670,630	240,000	-
Rental income	1,007,112	893,647	834,895
Real estate management income	623,186	520,857	467,658
Subtotal	21,279,803	16,665,382	13,140,176

Solar power and related services:
Solar power plants sales	561,331	-	-
Solar power plants operation and maintenance income	28,736	-	-
Electricity sales	185,915	-	-
Subtotal	775,982	-	-
Total	22,055,785	16,665,382	13,140,176

Revenues generated from different business types consist of the following:

	For the Years Ended December 31,
	2022	2021	2020
Rimawari-kun Business (a)	7,246,647	10,802,462	9,319,424
Rimawari-kun Pro Business (b)	13,067,561	4,528,377	2,583,039
Asset Management Business (c)	1,741,577	1,334,543	1,237,713
Total	22,055,785	16,665,382	13,140,176

(a)	Represents real estate sales, land sales, brokerage services, value-added management services and solar power plants sales provided to individual customers (not including high-net-worth individuals).
(b)	Represents real estate sales, land sales, brokerage services, value-added management services and solar power plants sales provided to corporate customers and high-net-worth individuals.
(c)	Represents rental services, property management services, solar power plants operation and maintenance services and electricity sales provided to customers.

The Company’s revenues are presented net of consumption tax collected on behalf of governments. The Company has elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e. sales commissions, with amortization periods of one year or less to be recorded in selling, general and administrative expenses when incurred.

Changes in the Company’s deferred revenue for the years ended December 31, 2022, 2021 and 2020 were presented in the following table:

	December 31,	December 31,	December 31,
	2022	2021	2020
Deferred revenue as of the beginning of the year	94,376	18,183	16,412
Net cash received in advance during the year	1,557,973	601,173	391,568
Deferred revenue addition in connection with business combination of SYLA Solar	45,415	-	-
Revenue recognized (consumption tax included) from opening balance of deferred revenue	(78,351)	(17,783)	(15,962)
Revenue recognized (consumption tax included) from deferred revenue arising during current year	(1,390,987)	(507,197)	(373,835)
Deferred revenue as of the end of the year	228,426	94,376	18,183

As of December 31, 2022, 2021 and 2020, and for the years then ended, substantially all of our long-lived assets and revenues generated are attributed to the Company’s operation in Japan.

NOTE 18 – RELATED PARTY TRANSACTIONS

The related parties had material transactions for the years ended December 31, 2022, 2021 and 2020 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2022
Sugimoto Hiroyuki	CEO of the Company
Yuto Yoshiyuki	COO of the Company
Watanabe Takahide	Chief Strategy Officer (“CSO”) of the Company
Uranishi Tomoyoshi	Director of the Company
Li Tianqi	CAIO of the Company
Fuchiwaki Takeshi	Chief Growth Officer (“CGO”) of the Company
SY Consulting Co., Ltd. (“SY Consulting”)	A company controlled by CEO of the Company
Sugimoto Hiroyuki Office Co., Ltd. (“Sugimoto Hiroyuki Office”)	A company controlled by CEO of the Company
Sugimoto Architectural Design Foundation	A company controlled by CEO of the Company
SYW Co., Ltd. (“SYW”)	A company controlled by CEO of the Company prior to April 2022 and significantly influenced by CEO of the Company after April 2022
Lifit Home Co., Ltd. (“Lifit Home”)*	Subsidiary of the Company prior to March 2021, when the entity was disposed
GARNET Co., Ltd. (“GARNET”)*	Subsidiary of the Company prior to August 2022, when the entity was disposed
SYNS Co., Ltd. (“SYNS”)*	Subsidiary of the Company prior to September 2022, when the entity was disposed
GANGIT Co., Ltd. (“GANGIT”)*	Subsidiary of the Company prior to September 2022, when the entity was disposed

*These entities were divested in connection with the reorganization for the Company’s overseas listing and were regarded as related parties of the Company prior to the disposal date. Upon completion of the disposition, the Company no longer holds any equity interest or exercises significant influence over these entities. As a result, these entities ceased to be related parties to the Company. Balances associated with these entities were presented as related party balances as of December 31, 2021. The activities between the Company and these entities before the completion date of disposition were presented as related party transactions in the consolidated statements of operations and comprehensive income and cash flows for all periods presented.

As of December 31, 2022 and 2021, other receivables due from related parties, which resulting from operating expenses paid by the Company on behalf of related party and advances made to related parties were included in prepaid expenses on the consolidated financial statements, are as follows:

		December 31,	December 31,
Other receivables due from related parties (included in prepaid expenses)		2022	2021
SY Consulting	Advances to related party	-	5
Sugimoto Hiroyuki Office	Advances to related party	-	40
SYNS	Operating expenses paid on behalf of related party	-	35
Total		-	80

Interest income generated from related parties amounted to nil, JPY153 and JPY1,818 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company borrowed JPY118,000 from its CAIO during the year ended December 31, 2022 and repaid the amount in full during the same year. The Company borrowed JPY400,000 from its CEO during the year ended December 31, 2021 and repaid the amount in full during the same year and incurred interest expenses of JPY775.

The Company entered into an operating lease agreement with a related party for sublease purposes for a term of two years during the year ended December 31, 2021. The operating lease right-of-use assets and operating lease liabilities in connection with the lease are as follows:

		December 31,	December 31,
		2022	2021
GARNET	Operating lease right-of-use assets	-	946
GARNET	Operating lease liabilities, current	-	589
GARNET	Operating lease liabilities, non-current	-	368

Payables due to related parties, which were included in other current liabilities on the consolidated financial statements, as of December 31, 2022 and 2021 are as follows:

		December 31,	December 31,
Payables due to related parties (included in other current liabilities)		2022	2021
SYW	Entertainment service provided by related party	554	579
Fuchiwaki Takeshi	Operating expense paid on behalf of the Company	230	-
Total		784	579

Accounts receivable from related party as of December 31, 2022 and 2021 is as follows:

		December 31,	December 31,
Accounts receivable from related party		2022	2021
GARNET	Provided real estate management service to related party	-	2,290

Deferred revenue from related party as of December 31, 2022 and 2021 is as follows:

		December 31,	December 31,
Deferred revenue from related party		2022	2021

SYW	Rental and other fee received in advance	93,341	2,604

Revenues generated from related parties for the years ended December 31, 2022, 2021 and 2020 are as follows:

		For the Years Ended December 31,
Revenues from related parties		2022	2021	2020
Sugimoto Hiroyuki	Real estate management income	69	133	57
Yuto Yoshiyuki	Real estate management income and rental income	2,013	63	1,210
Watanabe Takahide	Rental income	1,314	1,314	1,314
SYW	Real estate management income and rental income	28,010	26,789	6,769
GARNET	Real estate management income	-	4,996	6,665
SYNS	Real estate management income and real estate sales*	331,126	251,011	12,133
Total		362,532	284,306	28,148

*	Real estate properties sold to SYNS had been sold to third party customers within the same period.

Expenses incurred with related parties for the years ended December 31, 2022, 2021 and 2020 are as follows:

		For the Years Ended December 31,
Expenses with related parties		2022	2021	2020
Uranishi Tomoyoshi	Consulting fee	-	-	300
SY Consulting	Referral and marketing fee	-	-	845
Sugimoto Architectural Design Foundation	Donation	400	2,000	-
SYW	Referral and marketing fee and entertainment expenses	30,526	45,572	40,168
Lifit Home	Referral and marketing fee	-	5,090	2,000
GARNET	Referral and marketing fee	-	-	8,437
SYNS	Referral and marketing fee	-	66,522	193,206
GANGIT	Referral and marketing fee	-	-	2,700
Total		30,926	119,184	247,656

Real estate properties purchased from related party for the years ended December 31, 2022, 2021 and 2020 are as follows:

		For the Years Ended December 31,
Purchases from related party		2022	2021	2020
GARNET	Purchase of real estate properties	-	966,100	-

NOTE 19 – BUSINESS COMBINATION AND GOODWILL

The Company accounted for business combination using the acquisition method of accounting under ASC Topic 805. The total purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities and noncontrolling interests based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill.

The determination of fair values involves the use of significant judgments and estimates. The judgments used to determine the estimated fair value assigned to assets acquired and liabilities assumed, the intangible asset life and noncontrolling interests, as well as the expected future cash flows and related discount rate, can materially impact the Company’s consolidated financial statements. Significant inputs and assumptions used for the model included the amount and timing of expected future cash flows and discount rate. The Company utilized the assistance of third-party valuation appraisers to determine the fair values as of the date of acquisition.

Business combination of SYLA Solar

On February 28, 2022, SYLA Tech completed the acquisition of 100% equity interest of SYLA Solar and its subsidiaries. The Company aimed to enter the field of solar power generation market, electricity wholesale and retail market and other renewable energy trading market through this acquisition. The cash purchase consideration was JPY610,000.

The purchase price was allocated on the acquisition date of SYLA Solar and its subsidiaries as follows:

Property, plant, and equipment, net	422,757
Solar power systems, net	365,419
Favorable contracts	247,527
Deferred income tax liabilities, net	(154,246)
Other net liabilities	(578,266)
Goodwill	306,809
Total purchase consideration – SYLA Solar	610,000

Pro forma results of operations for the business combination of SYLA Solar have not been presented because they are not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2022, 2021 and 2020.

Business combination of SYLA Brain

On December 31, 2021, SYLA Tech completed the acquisition of 67% equity interest of SYLA Brain. The Company aimed to enter the field of artificial intelligence in relation to real estate market and cryptocurrency mining market through this acquisition. The purchase consideration was JPY469,001, consisted of JPY210,000 cash and JPY259,001 equivalent to 5,389 SYLA Tech’s shares issued to SYLA Brain’s original owners fair valued at the acquisition date. The Company withdrew from the mining machine business in December 2022 and disposed of the business in January 2023. See Note 21.

The purchase price was allocated on the acquisition date of SYLA Brain as follows:

Inventories (including real estate inventories and mining machine inventories)	116,248
Technologies	235,609
Deferred income tax liabilities, net	(81,014)
Other net liabilities	(27,956)
Goodwill	425,943
Noncontrolling interests	(199,829)
Total purchase consideration – SYLA Brain	469,001

Pro forma results of operations for the business combination of SYLA Brain have not been presented because they are not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2022, 2021 and 2020.

Step acquisition of SYLA Biotech

On April 27, 2022, SYLA Tech and Makoto Ariki, a 5% shareholder of SYLA Brain, co-established SYLA Biotech. SYLA Tech and Makoto Ariki each owned 50% equity interest of SYLA Biotech until September 13, 2022. On September 14, 2022, SYLA Tech completed the subscription of 599 shares of SYLA Biotech, at a price of JPY10,000 per share for a total consideration of JPY5,990 in cash. SYLA Tech’s ownership of SYLA Biotech thereby increased to 60%, and SYLA Biotech became a subsidiary of the SYLA Tech. The transaction was accounted for as a step acquisition whereby the Company remeasured to fair value its previously held equity investment in SYLA Biotech and included such in the determination of the purchase price.

The purchase price was allocated on the acquisition date of SYLA Biotech as follows:

Accounts receivables	8,852
Accounts payables	(13,543)
Other net assets	9,699
Goodwill	2,995
Noncontrolling interests	(2,003)
Subtotal	6,000
Less: fair value of previously held equity method investment	(10)
Total purchase consideration – SYLA Biotech	5,990

Pro forma results of operations for the business combination of SYLA Biotech have not been presented because they are not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2022, 2021 and 2020.

The results of operations, financial position and cash flows of SYLA Solar and its subsidiaries, SYLA Brain and SYLA Biotech have been included in the Company’s consolidated financial statements since the date of acquisition.

The Company’s policy is to perform its annual impairment testing on goodwill for its reporting unit on December 31, of each fiscal year or more frequently if events or changes in circumstances indicate that an impairment may exist. The Company did not recognize any impairment loss on goodwill during the years ended December 31, 2022, 2021 and 2020.

NOTE 20 – INTANGIBLE ASSETS, NET

Intangible assets and related accumulated amortization are as follows:

	December 31, 2022	December 31, 2021
Technologies	63,860	63,860
Favorable contracts	247,527	-
Subtotal	311,387	63,860
Less: accumulated amortization	(117,026)	-
Intangible assets, net	194,361	63,860

As of December 31, 2022, the future estimated amortization costs for intangible assets are as follows:

Years Ended December 31,
2023	20,946
2024	20,946
2025	20,946
2026	20,946
2027	20,946
Thereafter	89,631
Total	194,361

NOTE 21 – DISCONTINUED OPERATIONS

On December 30, 2022, in light of the deterioration of the crypto and mining machine market conditions, the Board of Directors of the Company approved to withdraw from the mining machine business and dispose of the business to Getworks Co., Ltd. The disposal transaction was closed on January 23, 2023 and the Company does not expect to have any continuing involvement in the mining machine business subsequent to the closing. The disposition of the mining machine business represented a strategic shift that has or will have a major effect on the Company’s operations and financial results. Accordingly, all results of the mining machine business have been removed from continuing operations and presented as discontinued operations in our consolidated statements of operations and comprehensive income for all periods presented. Additionally, all assets and liabilities of the mining machine business have been presented separately as assets and liabilities of discontinued operations in the accompanying consolidated balance sheets as of December 31, 2022 and 2021. In connection with the held for sale classification, the Company recognized an impairment of JPY258,760, partially offset by a deferred tax benefit of JPY59,408 on the remeasurement of the disposal group held for sale, which has been included in discontinued operations in the accompanying consolidated statement of operations and comprehensive income for the year ended December 31, 2022.

The following table presents financial results from discontinued operations, net of income taxes in our consolidated statements of operation and comprehensive income for the period indicated:

	For the Years Ended
	December 31,
	2022	2021	2020

Revenues, net	993,770	-	-
Cost of revenues	(478,516)	-	-
Gross profit	515,254	-	-

Operating expenses
Selling, general and administrative expenses	(136,286)	-	-
Impairment loss	(258,760)	-	-
Total operating expenses	(395,046)	-	-

Income from discontinued operations before income taxes	120,208	-	-
Income tax expense	(41,580)	-	-
Income from discontinued operations, net of income taxes	78,628	-	-
Net loss from discontinued operations attributable to noncontrolling interests	(9,895)	-	-
Income from discontinued operations attributable to SYLA Technologies Co., Ltd.	88,523	-	-

The following table presents the aggregate carrying amounts of the assets and liabilities of discontinued operations of the mining machine business in the consolidated balance sheets as of the date indicated:

	As of December 31,
	2022	2021
ASSETS OF DISCONTINUED OPERATIONS
Current assets
Accounts receivable	2,762	-
Inventories	66,828	51,748
Other current assets	11,437	-
Property, plant and equipment, net	25,713	-
Intangible assets, net	154,574	-
Goodwill	8,046	-
Total current assets	269,360	51,748

Non-current assets
Intangible assets, net	-	171,749
Goodwill	-	8,046
Total non-current assets	-	179,795

Total assets of discontinued operations, gross	269,360	231,543
Less: impairment of disposal group*	(258,760)	-
Total assets of discontinued operations, net	10,600	231,543

LIABILITIES OF DISCONTINUED OPERATIONS
Current liabilities
Accounts payable	3,308	-
Total current liabilities	3,308	-

Non-current liabilities
Other liabilities	-	59,408
Total non-current liabilities	-	59,408

Total liabilities of discontinued operations	3,308	59,408

*	In connection with the discontinued operation of mining machine business, the Company measured the disposal group at its fair value less costs to sell and accordingly recorded impairment of JPY258,760 in the fourth quarter of 2022.

NOTE 22 – COMMITMENT AND CONTINGENCIES

Purchase Commitment

The amount of contractual commitments for the acquisition of real estate properties was JPY2,025,870 and JPY900,829 as of December 31, 2022 and 2021, respectively.

Contingencies

The Company is involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s consolidated financial statements.

NOTE 23 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through April 18, 2023, which is the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as disclosed below.

During the subsequent period, the Company entered into various loans with banks and financial institutions for working capital purpose and for the purpose of purchasing and constructing real estate properties and solar power plants and systems. The Company paid off certain loans in an aggregate amount of approximately JPY600,000 ahead of schedule as the pledged real estate properties were sold to customers.

During the subsequent period, the Company entered into various lease agreements for the purpose of subleasing.

On January 23, 2023, the Company closed the transaction of disposition of the mining machine business. The Company recognized a loss of JPY6,742 upon the closing of the transaction.

On March 28, 2023, the Company entered into a one-year consulting service agreement with FMW Media Works LLC (“FMW”), a consulting firm incorporated in Wyoming, to perform certain business development and general consulting services. Pursuant to the agreement, the Company agreed to pay FMW a non-refundable monthly retainer fee of US$20,000 and to issue warrants to purchase 45,000 American Depositary Shares (“ADSs”).

On April 4, 2023, the Company closed its initial public offering on the NASDAQ Capital Market under the symbol “SYT”. The Company offered 1,875,000 ADSs, representing 18,750 common shares, at a price of US$8.00 per share and received net proceeds of approximately US$13.6 million after deducting underwriting discounts and commissions and other offering expenses. The Company also issued the underwriter (or its designees) a warrant to purchase 131,200 ADSs (the “Representative’s Warrant”) representing 7% of the 1,875,000 ADSs sold in the initial public offering. The Representative’s Warrant will be exercisable beginning on April 4, 2023 until March 30, 2028. The initial exercise price of Representative’s Warrant is $10.00 per ADS.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Description
1.1*	Articles of Incorporation of the Registrant (English translation).
2.1	Form of Deposit Agreement among the Registrant, the depositary, and holders and beneficial owners of the American Depositary Receipts, filed as Exhibit 4.1 to Form F-1 (File No. 333-268420) filed on November 16, 2022 and incorporated herein by reference.
2.2	Specimen American Depositary Receipt of the Registrant, included as Exhibit A in Exhibit 4.1 to Form F-1 (File No. 333-268420), filed on November 16, 2022 and incorporated herein by reference.
2.3*	Description of Securities.
4.1	Consulting and Services Agreement, dated as of May 13, 2022, between SYLA Technologies Co., Ltd. and HeartCore Enterprises, Inc., filed as Exhibit 10.1 to Form F-1 (File No. 333-268420) filed on November 16, 2022 and incorporated herein by reference.
4.2	Amendment No. 1 to Consulting and Services Agreement, dated as of August 17, 2022, between SYLA Technologies Co., Ltd. and HeartCore Enterprises, Inc., filed as Exhibit 10.2 to Form F-1 (File No. 333-268420) filed on November 16, 2022 and incorporated herein by reference.
4.3	Amendment No. 2 to Consulting and Services Agreement, dated as of November 15, 2022, between SYLA Technologies Co., Ltd. and HeartCore Enterprises, Inc., filed as Exhibit 10.3 to Form F-1 (File No. 333-268420) filed on November 16, 2022 and incorporated herein by reference.
4.4	9th Stock Acquisition Rights Allotment Agreement, dated November 9, 2022, between SYLA Technologies Co., Ltd. and HeartCore Enterprises, Inc., filed as Exhibit 10.4 to Form F-1 (File No. 333-268420) filed on November 16, 2022 and incorporated herein by reference.
4.5†	Independent Director Agreement, dated as of December 5, 2022, between SYLA Technologies Co., Ltd. and Ferdinand Groenewald, filed as Exhibit 10.5 to Form F-1 (File No. 333-268420) filed on December 6, 2022 and incorporated herein by reference.
4.6	Business Transfer Agreement, dated as of January 20, 2023, between SYLA Technologies Co., Ltd. and Getworks Co., Ltd., filed as Exhibit 10.6 to Form F-1 (File No. 333-268420) filed on January 30, 2023 and incorporated herein by reference.
4.7	Underwriting Agreement, dated as of March 30, 2023, by and between SYLA Technologies Co., Ltd. and Boustead Securities, LLC, filed as Exhibit 1.1 to Form 6-K filed on March 31, 2023 and incorporated by reference herein.
4.8	Form of Representative’s Warrant from SYLA Technologies Co., Ltd. to Boustead Securities, LLC, filed as Exhibit 4.1 to Form 6-K filed on March 31, 2023 and incorporated by reference herein.
4.9*	Consulting Services Agreement between SYLA Technologies Co., Ltd. and FMW Media Works LLC dated March 28, 2023.
8.1	List of Subsidiaries of the Registrant, filed as Exhibit 21.1 to Form F-1 (File No. 333-268420) filed on November 16, 2022 and incorporated herein by reference.
11.1*	Code of Ethics and Business Conduct of the Registrant.
11.2*	Insider Trading Policy of the Registrant.
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
†	Includes management contracts and compensation plans and arrangements.

143

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SYLA Technologies Co., Ltd.

April 18, 2023	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer

144