Form 20-F
period 2023-12-31
SYLA Technologies Co., Ltd.
filed 2024-05-15
CIK 1946216

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Hiroyuki Sugimoto

Chief Executive Officer

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

Telephone: +81 3-4560-0650

Email: info@syla.jp

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

American Depositary Shares, each representing one one-hundredth of one common share	SYT	The Nasdaq Stock Market LLC
Common Shares, no par value*		The Nasdaq Stock Market LLC

* Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 260,891 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this annual report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this annual report under the headings “Risk Factors”, “Operating and Financial Review and Prospects”, and “Business Overview” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include:

●	the size and growth potential of the markets for our services, and our ability to serve those markets;
●	the rate and degree of market acceptance of our services;
●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;
●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;
●	our ability to compete effectively in a competitive industry;
●	our ability to obtain funding for our operations;
●	our ability to attract collaborators and strategic partnerships;
●	our ability to continue to meet the Nasdaq requirements;
●	our ability to meet our other financial operating objectives;
●	the availability of qualified employees for our business operations;
●	general business and economic conditions (including, without limitation, risks associated construction plans and labor-related matters);
●	our ability to meet our financial obligations as they become due;
●	positive cash flows and financial viability of our operations and new business opportunities;
●	ability to secure intellectual property rights over our proprietary services;
●	our ability to be successful in new markets;
●	our ability to avoid infringement of intellectual property rights; and
●	the positive cash flows and financial viability of our operations and new business opportunities

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

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥140.92= US$1.00, which was the foreign exchange rate on December 29, 2023 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release on January 2, 2024. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Summary Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include the following:

●	Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.
●	There is a risk that we will be a passive foreign investment company (which we refer to as “PFIC”) for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.
●	It may not be possible for investors to effect service of process within the United States upon most our directors, corporate auditors and executive officers, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.
●	Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.
●	Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.
●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.
●	As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.
●	If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and have an adverse effect on the value of our securities.
●	As an emerging growth company, our auditor will not be required to attest to the effectiveness of our internal controls.
●	We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.
●	We depend on certain officers of the Company, the loss of whom could materially harm our business.
●	Real estate development projects are subject to numerous risks outside the Company’s control such as governmental regulations and associated legal concerns, delays in permitting and other governmental approvals, potential delays in project initiation or completion, increased expenses, restrictions on construction or other activities, increased costs, and labor shortages.
●	Commercial and residential property building is subject to warranty and construction defect claims in the ordinary course of business that can be significant.
●	We rely on subcontractors, which can expose us to various liability risks.
●	We rely on our ability and the ability of our customers to obtain bank loans.
●	Failure to manage land acquisitions, inventory and construction and development processes could result in significant cost overruns or errors in valuing sites.
●	If land is not available at competitive prices, our sales and results of operations could be adversely affected.
●	If the value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.
●	A material amount of our revenues may be concentrated in one or more large customers. If we lose or experience a significant reduction in sales to such key customers, our revenues may decrease substantially and our results of operations and financial condition may be harmed.
●	Historically, we have relied to a material extent on certain suppliers. If we encounter delays or difficulties in securing the required materials from such suppliers and are unable to find replacements or immediately transition to alternative suppliers, the lack of supplies delaying the production of our products could have a material adverse effect on our financial condition, results of operations and reputation.
●	If we experience shortages in labor supply, increased labor costs or labor disruptions, there could be delays or increased costs in developing our real estate, which could adversely affect our operating results.
●	Failure to recruit, retain and develop highly skilled, competent people at all levels may have a material adverse effect on our standards of service.

●	Regulations regarding environmental matters and climate change may affect us by substantially increasing our costs and exposing us to potentially liability.
●	Raw materials and building supply shortages and price fluctuations could delay or increase the cost of commercial and residential property construction and adversely affect our operating results.
●	We intend to have significant operations in certain geographic areas, which will subject us to an increased risk of loss of revenue or decreases in the market value of our land and commercial and residential properties in these regions from factors which may affect any of these regions.
●	We participate in certain unconsolidated joint ventures, including those where we do not have a controlling interest, where we may be adversely impacted by the failure of the unconsolidated joint venture or the other partners in the unconsolidated joint venture to fulfill their obligations.
●	A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.
●	Ownership or occupation of land and the use of hazardous materials carries potential environmental risks and liabilities.
●	Shortages of utilities and resources and fluctuations in rates could adversely affect our business.
●	The illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.
●	We may not make a profit if we sell a property.
●	Competition for acquisitions may result in fewer acquisition opportunities and increased prices for properties, which may impede our growth and materially and adversely affect us.
●	The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition.
●	The real estate crowdfunding platforms may not operate as we anticipate.
●	If the security of our investors’ confidential information stored on the real estate crowdfunding platforms is breached or otherwise subjected to unauthorized access, their secure information may be stolen.
●	Any significant disruption in service on the real estate crowdfunding platforms or in their computer or communications systems could reduce their attractiveness and result in a loss of users.
●	If we were to enter bankruptcy proceedings, the operation of the real estate crowdfunding platforms and the activities with respect to our operations and business would be interrupted.
●	Inappropriate business behavior of entrepreneurs raising funds via our platforms could result in reputational or financial damages to our business.
●	Our crowdfunding platform operates on an online distribution model and is, therefore, subject to internet cyber risk.
●	Increasing competition within our emerging industry could have an impact on our business prospects.
●	Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.
●	Our outstanding debt agreements may limit our flexibility in operating and expanding our business.
●	We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.
●	We have broad authority to incur debt.
●	Investors will not receive the benefit of the regulations provided to real estate investment trusts or investment companies.
●	If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted.
●	The exemption from the Investment Company Act of 1940 may restrict our operating flexibility. Failure to maintain this exemption may adversely affect our profitability.
●	We may suffer losses that are not covered by insurance.
●	Solar power generation is weather-dependent, and power production fluctuates depending on weather conditions such as clouds and rain. This can make power generation inconsistent and difficult to predict.
●	AI-related businesses are subject to risks such as slow market growth, competition, inability to secure development personnel, leakage of confidential information, procurement of semiconductors, and dependence on certain individuals (Tianqi Li, Chief AI Officer of SYLA Technologies Co., Ltd, and the Representative Director of SYLA Brain Co., Ltd.), which could affect our business and earnings if the AI-related market growth slows significantly.
●	Failure to protect our intellectual property could substantially harm our business and operating results.
●	Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.
●	If our cost efficiency measures are not successful, we may become less competitive.
●	Failure to deliver high-quality products, software, and services could lead to loss of customers and diminished profitability.

●	Cyber-attacks and other security incidents that disrupt our operations or result in the breach or other compromise of proprietary or confidential information about us or our workforce, customers, or other third parties could disrupt our business, harm our reputation, cause us to lose clients and expose us to costly regulatory enforcement and litigation.
●	We may not successfully implement our acquisition strategy, which could result in unforeseen operating difficulties and increased costs.
●	Our ability to generate substantial non-U.S. net revenue is subject to additional risks and uncertainties.
●	Compliance requirements of current or future environmental and safety laws, or other laws, may increase costs, expose us to potential liability and otherwise harm our business.
●	Natural disasters, terrorism, armed hostilities, pandemics or other public health issues could harm our business.
●	Global climate change, and legal, regulatory, or market measures to address climate change, may negatively affect or business, operations, and financial results.
●	We may face substantial damages or be enjoined from pursuing important activities as a result of future litigation, arbitration or other claims.
●	Constriction of the capital markets could limit our ability to access capital and increase our costs of capital.
●	We anticipate having a substantial amount of debt which could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our debt-related obligations.
●	Markets in which the Company is anticipated to invest are subject to a high degree of volatility and, therefore, the Company’s performance may be volatile.
●	The volatile credit and capital markets could have a material adverse effect on our financial condition.
●	A prolonged economic downturn could materially affect us in the future.
●	The Company is subject to changes in the Labor Standards Law and other regulations, and violations of such laws and regulations may adversely affect the Company’s business performance and reputation.
●	Failure to strengthen our internal controls could have a significant adverse impact on the Company and its business performance and reputation.
●	The ADSs are listed on Nasdaq, and there can be no assurance that we will be able to comply with Nasdaq’s continued listing standards.
●	The price of ADSs could be subject to rapid and substantial volatility.
●	The price of the ADSs may fluctuate substantially.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.
●	If the voting power of our capital stock continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.
●	If the benefits of any proposed acquisition do not meet the expectations of investors, stockholders or financial analysts, the market price of the ADSs may decline.
●	The payment of future dividends on our common shares, if any, will be at the discretion of our board of directors and will depend on many factors on which the board of directors may determine not to do so.
●	Sales of a substantial number of common shares or ADSs in the public markets by our existing shareholders in the future could cause the price of the ADSs to fall.
●	The future issuance of additional common shares in connection with our stock options, convertible bonds, acquisitions or otherwise may adversely affect the market of the ADSs.
●	The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.
●	Issuance of ADSs and surrender of ADSs for the purpose of withdrawal of shares may be suspended.
●	We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying common shares.
●	Holders of ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to such holders.
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

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

A non-U.S. corporation, such as our Company, is classified as a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either:

(i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or

(ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raised in our initial public offering generally was considered to be held for the production of passive income and thus was considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status depends, in part, on the amount of cash that we raise and how quickly we utilize the cash in our business. Furthermore, a decrease in the market price of the ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year. We believe we were not a PFIC in prior taxable year 2023 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2022.

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

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting and we are not. While our management is required to attest to internal control over financial reporting and we are required to detail changes to our internal controls in our annual reports on Form 20-F, we cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company (as described below), we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

We will incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

We incur significant legal, accounting and other expenses as a public company. In addition, the Sarbanes-Oxley Act has imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations can make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting the later of our second annual report on Form 20-F or the first annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, the value of our securities could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

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

Risks Related to the Commercial and Residential Real Estate Construction and Development Business

Real estate development projects are subject to numerous risks outside the Company’s control such as governmental regulations and associated legal concerns, delays in permitting and other governmental approvals, potential delays in project initiation or completion, increased expenses, restrictions on construction or other activities, increased costs, and labor shortages.

Any properties in which the Company invests relating to real estate development projects are subject to a variety of risks that will be outside of the Company’s control, including governmental regulations and legal concerns, delays in obtaining entitlements, permits, and other governmental approvals. Development projects may also take longer than anticipated, increasing the time that part or all of the residential or commercial units are not available for rent or sale, and thus lowering the property’s cash flow or other income potential. Strong demand for skilled laborers and contractors may result in labor shortages and contractor unavailability, delaying project schedules and/or increasing costs. The costs of construction have increased dramatically during recent years and may continue to increase. The Company may enter into contracts to purchase properties before they are finished, and the foregoing risks could adversely impact the purchase prices, valuations, or closings dates of those properties. Although the Company will not undertake such transactions without reviewing detailed budgets, such budgets may understate the expense.

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

Our commercial and residential real estate construction is dependent on loans from financial institutions. We rely on bank loans for 20% of the financing that goes into construction of our development projects. Our commercial and residential real estate construction is dependent on our customers being able to obtain loans from financial institutions. The customers who purchase our properties rely on bank loans for the ability to make purchases. Additionally, more than 95% of our client purchasers use our affiliated bank loans to purchase condominiums. Affiliated loans are only offered to real estate agents that meet the standards set by financial institutions, such as sales and compliance. Therefore, in the event that a financial institution ceases to provide financing to a client who purchases a condominium, our business performance could be affected. If we are unable to obtain this funding at any time and for any reason, as we rely on bank loans for 65% of the financing for our construction and development projects, our business performance could be affected.

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

In 2023, Motomachi Chinatown PJ (95 units), Tabata PJ (51 units), and Oji II PJ (43 units) were constructed and sold to a private fund managed by BlackRock’s Real Estate Division, with the purchase price for each of these properties being a lump-sum payment at the time of property delivery. In connection with such sale, a business consignment agreement in respect of property management was finalized. Additionally, Meguro PJ (651.72m2) was sold to ES-CON Japan by land, with the purchase price being a lump-sum payment at the time of property delivery. However, for such sale there is no long-term contract or arrangement for property management after delivery.

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

Historically, we have relied to a material extent on certain suppliers. Although the Company has over 100 suppliers, certain suppliers are consistently supplying over 10% of the Company’s total construction costs per year.

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

During the year ended December 31, 2022, Sankoh Build. Inc. accounted for 19.35%, Fuetsu Construction Corp. for 16.69%, GODA KOUMUTEN CO., LTD. for 14.23%, and Jyukyo Construction Co., Ltd. for 13.48% of the supplies we received from our suppliers. Total sales prices for condominium buildings were paid by us within five months of the completion of such buildings. Thereafter, we resold such condominium buildings to our client. We have no long-term contract or arrangement with the aforementioned general contractors.

During the year ended December 31, 2023, Shinei Kogyo Ltd. accounted for 29.98%, Kazakoshi Kensetsu Co. for 21.80%, Mugishima Kensetsu for 11.39%, Misaki-gumi for 8.22%, and in-house construction for 7.68% of the supplies we received from our suppliers. Total construction costs were paid by the Company within 3 months after completion of construction. We have no long-term contract or arrangement with the aforementioned general contractors.

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

Shortages of utilities and resources and fluctuations in rates could adversely affect our business.

Several of the markets in which we intend to operate have historically been affected by electricity, gas, water supply and natural resource shortages. Shortages of electricity, gas, water supply and natural resources in our markets could present difficulties in obtaining regulatory approvals for new development and result in other adverse effects. In Japan, energy prices are historically sensitive to global conditions because of the country’s scarcity of fuel resources. For example, the sharp rise in fuel prices triggered by the Ukraine crisis is expected to lead to higher costs in Japan at all stages of the construction process. The Company may face difficulties incorporating higher infrastructure resource prices into its selling prices, which could reduce the Company’s business performance.

To the extent tight supply and demand for electricity results in restrictions on power usage and days on which construction cannot be performed, we expect to incur additional labor and other costs due to schedule delays. For example, the Tokyo Metropolitan Government, the municipality in which our company’s main development site is located, enacted an ordinance that takes effect in 2025, which mandates the installation of solar panels on residences for house builders and other businesses with a total annual supply floor area of 20,000 m2 or more in Tokyo. Although we are not currently subject to such regulation, if the scope of the ordinance is expanded in the future, developers will be compelled to change their design plans due to higher than expected construction costs to install solar power generation equipment. Even if sales prices were to rise, but associated rents do not keep pace, the relevant property may become less attractive as an investment property and as a result sales may slow down.

Any of the above, individually or in combination, could adversely affect the economies of the regions in which we operate, which could limit, impair or delay our ability to acquire and develop land and/or construct and deliver commercial and residential properties. In turn, such developments could increase our production costs or decrease the demand for our commercial and residential properties, which could adversely affect our business and results of operations.

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

Risks Related to the Real Estate Crowdfunding Platforms and Crowdfunding

The real estate crowdfunding platforms may not operate as we anticipate.

We expect that the real estate crowdfunding platforms will be a source of investment leads for the Company. In addition, potential sponsors of real estate opportunities come directly to the real estate crowdfunding platforms to seek financing for their projects. We anticipate that sponsors of real estate opportunities will continue to seek financing for their projects through the real estate crowdfunding platforms. If the real estate crowdfunding platforms experience technical challenges resulting in sponsors not continuing to seek financing through the real estate crowdfunding platforms, we may need to implement more manpower-intensive strategies to source investments, which could lead to an increase in expenses and a corresponding decrease in the value of our ADSs.

If the security of our investors’ confidential information stored on the real estate crowdfunding platforms is breached or otherwise subjected to unauthorized access, their secure information may be stolen.

The real estate crowdfunding platforms may store investors’ bank information and other personally-identifiable sensitive data. The real estate crowdfunding platforms are hosted in data centers that are compliant with payment card industry security standards and the website uses daily security monitoring services. However, any accidental or willful security breach or other unauthorized access could cause investors’ secure information to be stolen and used for criminal purposes, and investors would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the real estate crowdfunding platforms and their third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors and real estate companies to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, could result in a loss of investors, and the value of your investment in us could be adversely affected.

Any significant disruption in service on the real estate crowdfunding platforms or in their computer or communications systems could reduce their attractiveness and result in a loss of users.

If a catastrophic event resulted in a real estate crowdfunding platform outage and physical data loss, the real estate crowdfunding platform’s ability to perform its obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new users and retain existing users. Our hosting services infrastructure is provided by a third party hosting provider (the “Hosting Provider”). We also maintain a backup system at a separate location that is owned and operated by a third party. There is no guarantee that access to the real estate crowdfunding platforms will be uninterrupted, error-free or secure. Our operations depend on the Hosting Provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, the real estate crowdfunding platforms could experience interruptions in their service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of an error by the Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to perform any services for corresponding project investments or maintain accurate accounts, and could harm our relationships with our users and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. Any of these factors could prevent us from processing or posting payments on the corresponding investments, damage us and our brand and reputation, divert our employees’ attention, and cause users to abandon the real estate crowdfunding platforms.

If we were to enter bankruptcy proceedings, the operation of the real estate crowdfunding platforms and the activities with respect to our operations and business would be interrupted.

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

Further, in Japan a new small investment tax exemption system for investments in stocks, investment trusts, and other financial instruments has been in effect since January 2024. This new tax exemption system may reduce the inflow of funds into the crowdfunding business, and the growth of such business may be adversely affected.

Risks Related to Our Indebtedness

Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

The total debt outstanding under our credit facilities as of December 31, 2023 was ¥23,243,757 thousand (approximately US$164,943 thousand) on a consolidated basis. Our indebtedness could have significant effects on our business, such as:

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

As of December 31, 2023, we had a total of 189 loans with 52 Japanese financial institutions for an aggregate principal amount of ¥25,910,152 thousand (approximately US$183,864 thousand) on a consolidated basis. None of the loan agreements contain any material financial covenants, although certain of the government-sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders. However, 79 of the loan agreements have our Chief Operating Officer as a personal guarantor of such debt obligations of our Company. If we release our Chief Operating Officer from such a guarantor burden, the lenders may request us to provide them with alternative collateral and/or seek additional negative covenants on the existing loan agreements. This could limit our discretion to invest, utilize, and/or dispose of our assets for business.

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

Risks Related to Solar Business

Solar power generation is weather-dependent, and power production fluctuates depending on weather conditions such as clouds and rain. This can make power generation inconsistent and difficult to predict.

Solar panels can degrade over time, reducing the efficiency of power generation. This may affect the life of the equipment and maintenance costs.

Solar projects are dependent on government subsidies and regulations. Changes or elimination of subsidies or the introduction of new regulations could affect investment returns.

In addition to the above, the solar business is subject to retail price fluctuations for electricity, diffusion of solar technology, rising interest rates, competition, dependence on specific regions, development of alternative technologies, system failures, solar equipment failures, and other risks that may affect our financial results.

Risks Related to the AI Business

AI-related businesses are subject to risks such as slow market growth, competition, inability to secure development personnel, leakage of confidential information, procurement of semiconductors, and dependence on certain individuals (Tianqi Li, Chief AI Officer of SYLA Technologies Co., Ltd, and the Representative Director of SYLA Brain Co., Ltd.), which could affect our business and earnings if the AI-related market growth slows significantly.

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

Despite our internal controls and significant investment in security measures, criminal or other unauthorized threat actors, including nation prefectures or prefecture-sponsored organizations, may be able to penetrate our security measures, breach our information technology systems, misappropriate or compromise confidential and proprietary information of our Company and our customers, cause system disruptions and shutdowns, or introduce ransomware, malware, or vulnerabilities into our products, systems, and networks or those of our customers and partners. Employees, contractors, or other insiders may introduce vulnerabilities into our environments or otherwise may seek to misappropriate our intellectual property and proprietary information. In addition, cyber-attacks are increasingly being used in geopolitical conflicts. The re-shift to work-from-home and flexible work arrangements resulting from future pandemics also may increase our vulnerability, as employees and contractors of our Company and third-party providers are working remotely and using home networks that may pose a significant risk to network and cyber security.

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

Sales outside the United States accounted for 100% of our consolidated net revenue for the year ended December 31, 2023. Our future growth rates and success are substantially dependent on the continued growth of our business outside of the United States. Our international operations face many risks and uncertainties, including varied local economic and labor conditions; political instability; public health issues; changes in the U.S. and international regulatory environments; the impacts of trade protection measures, including increases in tariffs and trade barriers due to the current geopolitical climate and changes and instability in government policies and international trade arrangements, which could adversely affect our ability to conduct business in non-U.S. markets; changes in tax laws (including laws imposing U.S. taxes on foreign operations); potential theft or other compromise of our technology, data, or intellectual property; copyright levies; and foreign currency exchange rates. We could incur additional operating costs, or sustain supply chain disruptions, due to any such changes. Any of these factors could negatively affect our international business results and growth prospects.

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

Natural disasters, terrorism, armed hostilities, pandemics or other public health issues could harm our business.

Natural disasters, terrorism or armed hostilities, such as the attack on Ukraine, pandemics or other public health issues, such as those resulting from the COVID-19 pandemic, whether in Japan or in other countries, could cause damage or disruption to us or our suppliers and customers, or could create political or economic instability, any of which could harm our business. Any such events could cause a decrease in demand for our products, make it difficult or impossible to deliver products or for suppliers to deliver components, and create delays and inefficiencies in our supply chain.

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

The Company is subject to changes in the Labor Standards Law and other regulations, and violations of such laws and regulations may adversely affect the Company’s business performance and reputation.

The “Law Concerning Reforms in the Workplace” in Japan, which generally took effect in April 2019, imposes a cap on overtime work and other restrictions in relation to working conditions., While such law and its associated regulations were initially postponed in their application to the construction industry, such law and regulations will be in effect starting from April 2024. Accordingly, the Company’s construction department is in the process of addressing these new legal and regulatory changes. To the extent that there are any violations of these laws and regulations, there may be an adverse affect to the Company’s business performance and reputation.

Failure to strengthen our internal controls could have a significant adverse impact on the Company and its business performance and reputation.

Although the Company is actively engaged in new business and M&A activities, to the extent a situation arises where the Company is unable to maintain and establish adequate internal controls due to an inability to continue hiring additional employees in connection with its business expansion, there may be difficulties in properly managing the Company’s business, which in turn may adversely affect the business performance of the Company and its affiliates. As described in ●● below, at the current time there are material weaknesses in the financial reporting process and in the management system for related-party transactions.

Risks Related to Ownership of the ADSs

The ADSs are listed on Nasdaq, and there can be no assurance that we will be able to comply with Nasdaq’s continued listing standards.

Although the ADSs are listed, there can be no assurance any broker will be interested in trading ADSs. Therefore, it may be difficult to sell your ADSs if you desire or need to sell them. Our underwriters are not obligated to make a market in the ADSs, and even if it makes a market, it can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in the ADSs will develop or, if developed, that such market will continue. Furthermore, although we have a mechanism allowing common shares to be exchanged at a certain ratio to ADSs in connection with our initial public offering, we may experience procedural or regulatory difficulties, from time to time, in the exchange of common shares for ADSs.

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

You may not be able to sell your ADSs at the time that you would like to sell. You should consider an investment in the ADSs to be risky, and you should invest in the ADSs only if you can withstand a total loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of the ADSs to fluctuate, in addition to the other risks mentioned in this section of the annual report, are:

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

Management controls approximately 63.85% of the voting power of our outstanding common shares if all the common shares being offered are sold. As a result, management has majority voting power over all matters requiring shareholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.

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

As of December 31, 2023, we had an aggregate of 48,787 common shares issuable upon exercise of outstanding stock options at a weighted average exercise price of ¥8,709 (US$62) per share. If and when these options are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

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

SYLA Technologies Co., Ltd. was founded in Japan on March 3, 2009. The subsidiaries of SYLA Technologies include SYLA Co., Ltd. (100% owned), SYLA Solar Co., Ltd. (formerly known as Nihon Taiyoko Hatsuden Co., Ltd.) (100% owned), SYLA Brain Co., Ltd. (formerly known as DEVEL Co., Ltd.) (67% owned), and SYLA Biotech Co., Ltd. (formerly known as RE100.com Co., Ltd.) (100% owned, since on December 15, 2023 SYLA Technologies Co. Ltd. acquired the outstanding 40% from a private shareholder). Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our principal place of business is located on the 7th floor of Ebisu Prime Square, 1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan, and our telephone number is +81345600650. Our website is https://syla-tech.jp/. Information on our website or accessible via our website is not reflected in this annual report and is not part of this annual report. Any information on our website should not be considered part of this annual report. The address of our website is included in this annual report for informational purposes only. We operate pursuant to the Companies Act. See “Item 5. Operating and Financial Review and Prospects,” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions for a detailed discussion of our capital expenditures and divestitures.

On March 30, 2023, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Boustead Securities, LLC as the representative (“Representative”) of the underwriters, relating to the Company’s firm commitment underwritten initial public offering (the “Offering”) of American Depositary Shares (the “ADSs”), each 100 ADSs represent one common share, no par value, of the Company. Pursuant to the Underwriting Agreement, the Company agreed to sell 1,875,000 ADSs to the underwriters at a public offering price of $8.00 per ADS (the “Offering Price”), On April 4, 2023, the Company closed the Offering of the 1,875,000 ADSs at a price to the public of $8.00 per ADS, for total gross proceeds of $15,000,000. After deducting the underwriting commissions, discounts, and offering expenses payable by the Company, the Company received net proceeds of approximately $13.6 million. The Company intends to use the net proceeds of the offering for working capital and general corporate purposes, which may include investments, acquisitions, or strategic collaborations to expand its customer base, as well as the development and marketing of new services. The ADSs began trading on the Nasdaq Capital Market on March 31, 2023, under the symbol “SYT.” The Company rang the Nasdaq opening bell on April 10, 2023. Boustead Securities, LLC acted as the managing underwriter and bookrunner for the Offering.

The SEC maintains an internet site (http://www.sec.gov), which contains reports, information we are required to provide to our shareholders or otherwise make public under our home country laws, and other information regarding us that file electronically with the SEC.

B.	Business Overview

Business Overview

Our primary mission is to democratize real estate investment around the world and we aim to enrich the 100-year life era with technology and asset management.

We are engaged in four primary businesses:

Business Name	Main Businesses
(1) Real Estate Development and Sales Business	Development, design, construction, and sales of real estate centered on the “SYFORME” series condominiums developed by the company. Includes land sales and income through Rimawari-kun Crowdfunding Business.

(2) Asset Management Business	Rental management and building management. Includes income through Rimawari-kun Crowdfunding Business.

(3) Renewable Energy Business (Solar Power Generation)	Design, construction, maintenance of solar power generation facilities, sale of solar power plants, and sale of other renewable energy related products, sale of electricity

(4) Others	Mainly containerized data center business

For the years ended December 31, 2023, 2022 and 2021, the Company reported revenues of ¥22,743,410 thousand (US$161,392 thousand), ¥22,055,785 thousand and ¥16,665,382 thousand, respectively, net income from continuing operations of ¥749,361 thousand (US$5,318 thousand), ¥310,761 thousand and ¥278,688 thousand, respectively, and net cash used in or provided by operating activities from continuing operations to be ¥6,338,698 thousand (US$44,981 thousand), ¥3,401,712 thousand and ¥25,098 thousand, respectively. As stated in the consolidated financial statements, as of December 31, 2023, the Company had retained earnings of ¥3,413,644 thousand (US$24,224 thousand). During the year ended December 31, 2023, the Company generated revenues from sales of real estate, sales of land, rental services, real estate management services, sales of solar power plants, solar power plants operation and maintenance services, sales of electricity, sales of containers and container operation and management services. The Company started real estate crowdfunding business in June 2021 and generated minimal revenues from real estate crowdfunding for the years ended December 31, 2023 and 2022 and 2021.

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

In 2021, online transactions in the banking and brokerage industries were 66% and 50%, respectively, of the transactions in the respective industries. On May 16, 2022, the law in Japan was amended to allow real estate transactions to be conducted online. Seizing this opportunity, our mission is to increase convenience and transparency in real estate online transactions.

Sales by services
Service	Sales (thousand yen) for the Years ended December 31,
	2023	2022	2021
Real estate development and sales	19,567,216	19,649,505	15,250,878
Asset management	1,902,598	1,630,298	1,414,504
Renewable energy	881,545	775,982	-
Others (mainly containerized data center business)	392,051	-	-
Total	22,743,410	22,055,785	16,665,382

Company name by services
Service	Group company name
Real estate development and sales	SYLA, SYLA Technologies
Asset management	SYLA, SYLA Realty, SYLA Technologies
Renewable energy	SYLA Solar, SYLA Biotech
Others (mainly containerized data center business)	SYLA Biotech

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

The Company has taken the following measures seeking to incentivize people to move money from their bank accounts into investments: (i) offering a minimum investment as low as ¥10,000 (approximately US$70.96), (ii) providing what it believes to be a user-friendly online platform to invest on, and (iii) offering the ability to generate returns on their investments while offering investments in socially responsible causes related to (a) clean energy (such as construction of solar power plants and apartments utilizing solar energy), (b) the elderly (such as construction of apartments with aging-in-place renovations to permit elderly to live independently), (c) animals (such as construction of pet-friendly apartments that allows multiple pets to be kept to reduce the number of animals ending up in shelters and euthanized), and (d) other local corporate initiatives.

With the Japanese government taking the lead in promoting asset management as part of its national policy, our Company has been using crowdfunding, in which investors can invest as little as ¥10,000 (approximately US$70.96) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform. This minimum investment amount is low enough to attract a wide range of potential customers to the Company’s platform, from all ages from 18 years old and up. The Company has already seen a steady increase in the number of customers who have participated in crowdfunding to purchase condominiums on our platform. Specifically, from December 31, 2022 to December 31, 2023, the registered members on our platform have increased from 237,000 to 279,000. We will continue to increase asset management opportunities by offering a variety of products on our platform while increasing the number of members by utilizing our unique marketing.

Description of our Businesses

Real Estate Development and Sales Business

Real estate development and sales business, primarily conducted by SYLA Co., Ltd., provides a one-stop service for the development, construction, and sale of investment apartments for the purpose of asset management.

The development of investment apartments is facilitated by our own information sourcing abilities, the wide network of real estate brokers affiliated with our Group (2020: 4,388 people, 2021: 5,656 people, up 28.9% year-over-year, 2023: 7,383 people (as of December 31, 2023)), in addition to our expertise and extensive experience in property development.

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

Rimawari-kun Real Estate Crowdfunding Business

The real estate crowdfunding platform Rimawari-kun is engaged in a business centering on the real estate investment in order to provide a wide range of investment products to individual investors, provide indirect financial functions to real estate venture companies, and simplify and make transparent the online real estate investment process.

Our real estate crowdfunding platform Rimawari-kun was launched in June 2021. This service allows customers to invest as little as ¥10,000 (approximately US$70.96) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform and perform all investment-related procedures online. This process lowers the barriers to entry experienced by individual investors, including requirements for large amounts of capital as well as lengthy and tedious borrowing procedures. The platform can also be used to finance capital expenditures and real estate development through the use of real estate, which has been a challenge for many businesses. Free registration is required to use the crowdfunding service, and all information will be available once registration is complete.

The concept of the platform is “contributing to society, revitalizing local communities, and supporting individuals in pursuing their dreams and challenges,” and appeals to the empathy of individual investors interested in Environment, Social and Governance (“ESG”) investment. The platform aims to promote investment in real estate that may have been passed over for investment in the past, and achieve both economic and social returns. We have developed a wide range of investment products, from single residences to commercial buildings, factories, and lodging facilities, and created a platform that allows any of our registered users to access the real estate investment market, which has traditionally been very difficult for individuals to gain entry. There is no fee to become a registered user, although registration as a user is required in order to use our products and services. As a result, we have over 270,000 registered members as of December 31, 2023. According to a market survey titled Investigation to Prove and Verify No. 1 Market Share of the Japanese Real Estate Crowdfunding Industry in June 2023 conducted by Japan Marketing Research Organization (which we engaged for a fee in the amount of ¥1,900 thousand (approximately US$13 thousand) to conduct such survey), we have the largest membership among real estate crowdfunding services in Japan.

The largest real estate crowdfunding platform in the U.S., FUNDRISE, has 385 thousand members, according to its website as of April 17, 2024. As of the end of December 2023, the real estate fundraising amount was ¥5,071,800 thousand (approximately US$35,991 thousand) and the platform had 279,029 members, up 42,025 and 17.7% year-on-year.

Asset Management Business

The asset management business focuses on rental income from real estate owned by the Company, as well as lease management, building management, and operation and maintenance of solar power plant.

Apartment management

The apartment management business provides apartment management services for properties managed by the Rimawari-kun Business, properties owned by us, and properties leased under subleases. We currently manage approximately 3,328 units as of the end of December 2023.

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

For apartment management and building maintenance and management, the number of units under management has reached 3,328 units as of December 31, 2023.

Rental income from owned properties

Assets held by the Company during the year ended December 31, 2023*			(Unit: thousand yen (¥))
		Acquisition cost	Annual rent
Commercial building	13 buildings	5,527,177	380,536
Residence	267 houses	6,092,429	338,459
Total		11,619,606	718,995

*excludes rental income of ¥417,526 thousand (US$2,963 thousand) in the year ended December 31, 2023 from properties subleased by the Company at a premium over the Company’s lease payments.

Renewable Energy Business - Solar Power Generation

As a solar power generation business, we provide a one-stop service from land purchase to design, construction, operation, and maintenance of solar power plants. Our solar power plant developments include low-voltage, high-voltage, roof-top, and agricultural combined-use, and we are ready to design, construct, operate, and maintain all our power plants in-house. Power plants are sold to companies and individual investors who purchase them as investment products. Buyers of power generated by the solar power plants include companies operating large-scale manufacturing plants. Japan’s national policy is to increase the current ratio of renewable energy from 18% to 36% by 2030 (October 2021, Ministry of Economy, Trade and Industry Outline of Strategic Energy Plan, https://www.enecho.meti.go.jp/en/category/others/basic_plan/pdf/6th_outline.pdf). The information contained in, or that can be accessed through the foregoing website is not incorporated by reference into, and is not a part of, this Annual Report on Form 20-F. We have included this website address solely for informational purposes. Longer term, the country has also announced its 2050 Carbon Neutral Declaration policy, the goal of which is to achieve a net zero carbon emission by 2050 by increasing the use of renewable energy, and the renewable energy market is expected to continue to grow. We will continue to expand the purchase of land for solar power plants and accelerate the sale and marketing of power plants to investors and electricity consumers.

The number of solar power generation units sold in FY12/2023 was 21 units, and SYLA Solar’s sales were 916,089 thousand yen (approximately US$6,501 thousand).

Recently Discontinued Businesses

There are no recently discontinued businesses to note.

Industry Overview

The prop-tech industry, of which we are a part, is affected by trends in the real estate transaction market due to changes in the economy, interest rate levels, land price levels, and other factors. Therefore, trends in the real estate transaction market may affect buyers’ willingness to invest in real estate, which in turn may affect our business performance and financial position.

In the past two decades, household financial assets have increased about 1.5 times in Japan and 3.3 times in the U.S., a gap of about two times. The ratio of cash and deposits to total household financial assets is 54.2% in Japan and 13.7% in the U.S. This indicates that Japanese households have strong trust in cash and deposits, while U.S. households have a high level of trust in investments. (*From the Financial Services Agency’s “Financial Report for the Fiscal Year Ended March 31, 2016” (2017))

Real Estate Development Industry

In the real estate development industry, the number of new housing starts in FY2023 was 819,623 units, a 4.6% decrease from the previous year (according to the Ministry of Land, Infrastructure, Transport and Tourism, Policy Bureau, Construction Economics Statistics and Research Office, Building Construction Starts Statistics Survey Report 2023 total). In December 2021, the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) reviewed its Environmental Action Plan, which includes securing ZEH and ZEB standards for new buildings, and it is expected that future new buildings will be required to be built in consideration of the environment, including ZEH and ZEB standards (Ministry of Land, Infrastructure, Transport and Tourism Policy Bureau, Environmental Action Environmental Action Plan (December 27, 2021)).

In addition, the Building Lots and Buildings Transaction Business Act was revised on May 18, 2022, allowing for the digitization of important item descriptions and other documents required for real estate transactions such as leasing and buying and selling and making it possible to perform real estate transactions online.

Real Estate Crowdfunding Industry

Although there are many entrants in the two domains of “Asset Management” and “Technology Application,” both of which are expected to expand due to the government’s support, the potential remains very high in terms of market growth. Therefore, we believe that there is great potential for real estate crowdfunding on the real estate crowdfunding platform Rimawari-kun. The global real estate crowdfunding market is expected to reach US$2,724.7 billion by the end of 2036, growing at a CAGR of 50.1% during the forecast period of 2024-2036. The industry size of the real estate crowdfunding market in 2023 is over US$21.0 billion. The major factors expected to propel the market growth during the forecast period are the global industrialization driving commercial real estate activities and favorable regulations for real estate crowdfunding in several countries across the world.

The Japanese real estate crowdfunding market is growing at a significant pace driven by massive construction activity in the country, contributing more than 5.5% of Japan’s GDP in 2021. In Japan, crowdfunding requires the use of internet channels to collect small donations from many people. Generating sales from their products, services, and creative initiatives has become a common strategy for Japanese companies, both startups and established firms, leveraging a healthy market, cooperative local communities, and favorable regulatory conditions. As of December 31, 2023, the Japanese crowdfunding industry had a transaction value of approximately US$170 million. The average amount of funds raised per campaign in 2023 is expected to increase significantly, reaching US$45,000.

(Global Real Estate Crowdfunding Market Research, Size, Share and Forecast 2036 (researchnester.com).

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

In the solar power generation industry, of which SYLA Solar is a part, the introduction of solar power generation facilities increased significantly with the start of the FIT (Feed-in Tariff) scheme in July 2012.

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

With the growing need for renewable electricity on the demand side, power generation projects for the supply of renewable electricity are expanding, and PPAs via electricity retailers are spreading as a new means of procuring renewable electricity to meet the needs of individual customers.

The Ministry of Economy, Trade and Industry is promoting these efforts by providing subsidies for non-FIT/FIP customer-driven off-site PPAs (a total of approximately 326 thousand kW* of projects were adopted in the FY2021 supplementary budget, FY2022 initial and supplementary budgets, and FY 2023 initial budget).

Real Estate Management Industry

In the real estate management industry, of which the asset management business (property management) is a part, innovative approaches and strategies are required to respond flexibly to changing market conditions and ensure sustainable profitability, and the following trends are expected:

1. Leveraging technology: Advances in digital technology and IoT will streamline real estate operations and management. Data analysis and artificial intelligence are expected to be used to optimize rental income and improve maintenance efficiency.

2. Sustainability initiatives: Eco-friendly buildings and renewable energy will become more important as environmentally conscious real estate investments are sought.

3. Globalization: Investments in overseas real estate and portfolios in different regions are expected to increase.

4. Changing lifestyles: It will be important to develop and manage real estate to meet new demands, such as work vacations and co-working spaces.

Meanwhile, in the building maintenance and management business, we believe that it is important to flexibly adapt to changing needs and technologies and provide high-quality services. We believe that proactively incorporating the use of technology and sustainability initiatives will help maintain competitiveness and improve customer satisfaction, including with respect to the following initiatives:

1. Smart technology implementation: Smart building management will advance through the use of IoT and sensor technology. Remote monitoring and automated systems will enable efficient facility management.

2. Green building promotion: Environmentally friendly buildings and renewable energy will be highly valued. Sustainability-conscious facility management will be required, for instance, improving energy efficiency and reducing waste.

3. Importance of preventive maintenance: Regular inspection and maintenance of building equipment and structures will be important. Preventive maintenance can avert breakdowns and problems before they occur.

4. Improvement of tenant experience: Provide services and communication tailored to the needs and desires of the tenants. Tenant satisfaction is required to be enhanced by providing a comfortable and safe environment.

Our Products and Services

Apartment Building Development and Management

In the real estate development business, we position “create the real estate we want” as our philosophy and sell apartments under the original brand “SYFORME” based on this philosophy. Apartments in the SYFORME series are designed with the customer’s lifestyle in mind and are intended to be beautiful and comfortable to live in. The exterior design is a universal design that is not influenced by trends, with a concrete, glass, stainless steel, and wood-grained exterior. The interior planning incorporates the opinions of the rental management department, and we have created color schemes and layouts that make it easy to place furniture in any position. In addition, the rooms are IoT-enabled, with many of the home appliances capable of being controlled via smartphone. In addition, a dedicated app is provided to customers, allowing them to use chat and notification functions and view rent payment statements, as well as various services provided by partner companies, such as water servers, car rental, restaurants, and esthetic clinics.

As a result, SYFORME series apartments boast an occupancy rate of over 99% throughout the year with the support of many customers.

In addition, we have received awards from the National Housing Industry Association three times in the past for our excellent business projects in recognition of its manufacturing efforts.

Real Estate Crowdfunding Service

The real estate crowdfunding service on the Rimawari-kun platform allows members to invest as little as ¥10,000 (approximately US$70.96) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform and earn a scheduled yield, based on the concept of “contributing to society, revitalizing local communities, and supporting individuals in pursuing their dreams and challenges.” Everything from member registration to investment execution can be completed online. In addition, in order to manage clients’ assets in a sustainable, safe, and secure manner, we carefully select and screen all properties to be exhibited, and the entire process from property management to sale can be entrusted to us, a professional real estate firm. This allows investors to invest in and manage real estate without the need for time and advanced knowledge.

Solar Power Plant Development and Maintenance

SYLA Solar sells solar power plants (including ground mounted solar installations) and roof-mounted solar power generation equipment. We procure materials from major domestic and overseas panel and power conditioner manufacturers and provide design, construction, and maintenance services for solar power plants that meet the standards designated by the Ministry of Economy, Trade and Industry. In addition, the Chubu region, where we are developing our business, has the highest power generation output in Japan under the climatic conditions, so the revenues from electricity sales tend to be higher than in other regions. In terms of maintenance, we not only inspect and repair power plants but also remotely monitor mowing, weeding, and other tasks that affect power generation.

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

In 2023, MOTOMACHI-CHUKAGAI PJ (total units: 95), TABATA PJ (total units: 51), and OJI II PJ (total units: 43) were constructed and sold to a private fund managed by BlackRock’s Real Estate Division. The purchase price for each property is a lump-sum payment at the time of property delivery. We had entered into an agreement on business collaboration with a private fund managed by BlackRock’s Real Estate Division. In the Meguro PJ, land (651.72m2) was sold to ES-CON Japan, and the purchase price is a lump-sum payment at the time of property delivery. There are no long-term contracts or arrangements. Sales of the four properties accounted for 39.68% of total sales for 2023.

Any payment issues encountered by these large customers would likely harm our financial condition and results of operations.

Suppliers

Historically, we have relied to a material extent on certain suppliers. Although the Company has over 100 suppliers, certain suppliers are consistently supplying over 10% of the Company’s total construction costs per year.

As part of our real estate business, we resell buildings and land that have been constructed and developed by general contractors, general real estate companies or developers to third parties. In the case where we own the land, we engage a general contractor, general real estate company or developer to construct and develop the building or land and we make progress payments towards the construction and development of the building or land. In the case where we do not own the land (but rather the general contractor, general real estate company or developer owns the land), we purchase the constructed building with the land or developed land from the general contractor, general real estate company or developer upon completion. In Japan, we consider the general contractor, general real estate company or developer in these types of arrangements to be that of a supplier of buildings and land. Of the several general contractors contracted to build condominiums under this type of supply arrangement, about 30% of the contracts in 2023 were with Shin-Ei Kogyo Co., Ltd.

In 2023, Shin-Ei Kogyo Co., Ltd. accounted for 29.98%, Fuetsu Construction Corp. for 21.80%, MUGISHIMA GENERAL CONTRACTOR for 11.39%, Misakigumi Co., Ltd. for 8.22%, and in-house construction for 7.68%, respectively, of our total construction costs. Payment was made by the Company within three months after completion of construction. Subsequently, we resold the condominium to the client. We have no long-term contract or arrangement with the above general contractors.

If we should encounter delays or difficulties in obtaining the building or land in these supply arrangements, our business related to these supplies and our financial condition, results of operations and reputation could be adversely affected. In recent years, construction costs, including construction materials and transportation labor costs, have been rising, and this has become a problem for the Japanese construction industry as a whole. We have been partially affected by this trend.

Real Estate Sales

For our real estate development and sales business, in order to attract an even wider range of customers, we conduct marketing sales through inquiries from Rimawari-kun, marketing sales mainly to Rimawari-kun members, and referral sales through referrals from customers.

In marketing sales, we sell to Rimawari-kun members, and since advertising costs as little as ¥1,000,000 (approximately US$7,096) per month for apartment sales, we have extremely efficient marketing.

In referral sales, we strive to improve customer satisfaction through Rimawari-kun and conclude partner agreements between us and clients, whereby our affiliated partners introduce our services to new clients. Alongside marketing sales and referral sales, in addition to our original brand SYFORME focusing on customers ranging from the semi-affluent bracket, middle class bracket, and lower-class bracket (brackets defined below under “– Customers”), we will continue to offer only real estate with an asset quality that has been objectively and highly evaluated under the scoring system of Rimawari-kun AI. As a result, as of December 31, 2023, we had 1,498 apartment customers, and 3,328 units under management.

Rimawari-kun

Our unique marketing initiatives include AI-based marketing by tier of financial asset holdings. In addition, we entered into a capital and business alliance with Rakuten Group, Inc. in December 2021, and we are the exclusive provider in the real estate industry of data marketing utilizing purchasing behavior to Rakuten members, which number over 100 million. As of December 31, 2023, 25,711 of the 279,029 members were derived from the marketing program associated with Rakuten Group, Inc. Furthermore, we offer special incentives for influencers and affiliates, and we provide close communication and hold many events to encourage outside marketers to recommend Rimawari-kun. We believe that one of our strengths is that we provide unparalleled content through our network of various celebrities, creating a fan community that is comfortable recommending the Rimawari-kun platform.

As a result, as of December 31, 2023, our real estate crowdfunding platform membership reached 279,029. According to a market survey titled Investigation to Prove and Verify No. 1 Market Share of the Japanese Real Estate Crowdfunding Industry in July 2023 conducted by Japan Marketing Research Organization (which we engaged for a fee in the amount of ¥1,900 thousand (approximately US$13 thousand) to conduct such survey), we have the largest membership among real estate crowdfunding services in Japan.

Solar Power Plants

The low-voltage solar power plants handled by SYLA Solar are sold as investment products primarily to customers in the semi-affluent, middle class, and lower-class brackets (brackets defined below under “– Customers”). *

Customers

Customer Brackets

The customers that we serve are divided into five financial brackets based on the value of their financial asset holdings:

●	“Super-affluent bracket” refers to individuals with financial asset holdings with a value of ¥500,000 thousand (US$3,548 thousand) or more.

●	“Affluent bracket” refers to individuals with financial asset holdings with a value between ¥100,000 thousand (US$710 thousand) and ¥500,000 thousand (US$3,548 thousand) or more.

●	“Semi-affluent bracket” refers to individuals with financial asset holdings with a value between ¥50,000 thousand (US$355 thousand) and ¥100,000 (US$710 thousand).

●	“Middle class bracket” refers to individuals with financial asset holdings with a value between ¥30,000 thousand (US$213 thousand) and ¥50,000 thousand (US$355 thousand).

●	“Lower class bracket” refers to individuals with financial asset holdings with a value lower than ¥30,000 thousand (US$213 thousand)

Real Estate Investment by Individual Investors

Our real estate development and sales customers are mainly semi affluent bracket and middle class bracket individual investors who are building assets through real estate investment.

Crowdfunding

The real estate crowdfunding customer base for the Rimawari-kun platform has more than 237,000 registered members who can invest for as little as ¥10,000 (approximately US$70.96) in a real estate investment among a portfolio of real estate investment opportunities offered on the platform. The main customers are mainly people belonging to the lower-class bracket aged 20s-40s who benefit from the speedy online contracting process.

Solar Power Plants

While the majority of SYLA Solar’s clients are individuals, we plan to expand to corporate clients on the Rimawari-kun platform and cultivate new clients throughout Japan through referrals from existing clients.

Competition

The revenue-generating real estate market, of which we are a part, has a large number of competitors, ranging from major companies to new entrants. In particular, the real estate crowdfunding industry is crowded with competitors, including many leading listed companies such as Owner’s Book, Creal, and Rimple.

Amidst this environment, Rimawari-kun has surpassed 279,000 registered members. According to a market survey titled Investigation to Prove and Verify No. 1 Market Share of the Japanese Real Estate Crowdfunding Industry in July 2023 conducted by Japan Marketing Research Organization (which we engaged for a fee in the amount of ¥1,900 thousand (approximately US$13 thousand) to conduct such survey), we have the largest membership among real estate crowdfunding services in Japan.

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

Rimawari-kun facilitates the entry of individual investors into the real estate investment market with a minimum investment amount of ¥10,000 (approximately US$70.96) per unit, and its system, which allows all processes from membership registration to completion to be performed online, is promoting the online management of real estate investment.

We have in-house system development capabilities, with our engineering team accounting for 11% of our total staff, in order to create and offer new services, customer needs, in a speedy manner. In addition, with the expertise of professional staff from various real estate businesses and the know-how of other companies that have participated in the Rimawari-kun concept, we offer a wide range of products for various asset types, including residences, detached houses, commercial buildings, lodging facilities, factories, and others. The service also provides investors with an easy and enjoyable way to take the first step toward asset management through the projects of familiar and well-known personalities.

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

Furthermore, our commercial and residential real estate construction is dependent on loans from financial institutions. We believe that there are more than 40 financial institutions from which we can borrow, so we are not dependent solely on a unique financial institution.

We rely on subcontractors to perform 85% of the construction of our commercial and residential properties and to select and obtain raw materials. In addition, orders are distributed among multiple companies so as not to rely on a specific subcontractor. Also, there are more than 140 contractors commissioning construction work, so there is no dependence on a specific contractor. The following general contractors accounted for more than 10% of our construction projects (which we intend to own or resale) during 2023: Shin-Ei Kogyo Co., Ltd. accounted for 29.98%, Fuetsu Construction Corp. for 21.80%, Mugishima Construction Co., Ltd. for 11.39%, respectively, of our 2023 construction projects.

We are exposed to various risks as a result of such reliance on these subcontractors and their suppliers, including the possibility of defects in our commercial and residential properties due to improper workmanship or materials used by such parties, which may require us to comply with our warranty obligations and/or bring a claim under an insurance policy. The subcontractors we rely on to perform the actual construction of our commercial and residential properties are also subject to a significant and evolving number of local and national governments, including laws involving matters that are not within our control. If these subcontractors who construct our commercial and residential properties fail to comply with all applicable laws, we can suffer reputational damage and may be exposed to liability. Subcontractors are independent of the commercial and residential property builders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the commercial and residential property building industry. We do not have the ability to control what these independent subcontractors pay to or the work rules they impose on their employees. However, various federal and local governmental agencies have sought, and may in the future seek, to hold contracting parties like us responsible for our subcontractors’ violations of wage and hour laws, or workers’ compensation, collective bargaining and/or other employment-related obligations related to subcontractors’ workforces. Governmental agency determinations or attempts by others to make us responsible for our subcontractors’ labor practices or obligations, whether under “joint employer” theories, specific prefecture laws or regulations, or otherwise, could create substantial adverse exposure for us in situations that are not within our control and could be material to our business, financial condition and results of operations. We can also suffer damage to our reputation, and may be exposed to possible liability, if subcontractors fail to comply with applicable laws, including laws involving actions or matters that are not within our control. However, regardless of the steps we take after we learn of practices that do not comply with applicable laws, rules or regulations, we can in some instances be subject to fines or other governmental penalties, and our reputation can be injured, due to the practices having taken place.

Our Growth Strategy

We aim to become a leading prop-tech company in Japan.

The Japanese revenue-generating real estate market, of which we are a part, is a market estimated to be worth ¥289,500,000 million (approximately US$2,054,357 million) and is expected to continue to expand significantly. (Source: Value Management Institute, Inc., July 18, 2023, “Real Estate Investment Market Size in Japan (2023)”, kibo2023.pdf (vmi.co.jp))

In addition, in May 2022, the law was amended to allow real estate transactions to be conducted online. In Japan, 66% of banking transactions and 50% of brokerage transactions, respectively, are conducted online. Our mission is to protect our customers and increase convenience and transparency in real estate online transactions.

*See figures for 2021 from MyBoscom’s “Survey on Internet Banking” (2021).

Refer to 2021 figures from the Japan Securities Dealers Association’s “National Survey on Securities Investment (Summary of Survey Results)” (2021).

As mentioned above, we already have a large share of the real estate crowdfunding market in Japan, and from here we aim to further evolve into a real estate crowdfunding platform that handles a variety of investment products. We aim to surpass the 350,000 members of FUNDRISE, the largest U.S. real estate crowdfunding company, to become the world’s leading platform in terms of market share by leveraging our existing customer base, our diverse marketing methods, products tailored to various customer brackets, and data-driven services that utilize AI. (see https://fortune.com/2022/07/09/rental-property-homes-recession-proof-investment-fundrise-ben-miller/),

Among these, we believe that strengthening the technology field is a high priority. In order to become a service that provides world-class user interface/experience design (UI/UX) that is highly evaluated by customers, it is necessary to hire tech personnel with diverse backgrounds, including engineers, creators, and marketers. The number of technology personnel is 15 (11% of the total workforce) as of December 31, 2023.

This diversity of financing and increased options will allow for agile and flexible real estate development and accommodate investors’ diverse portfolio designs.

Real Estate Investment and Acceleration of Investment

We have entered into a business collaboration with a private fund managed by BlackRock’s Real Estate Division, as announced on December 11, 2023, with the aim of strengthening mutual collaboration, such as offering investment opportunities in the “SYFORME series” and other properties developed in Japan by our wholly owned subsidiary, SYLA Co., Ltd.

In 2023, the three properties, SYFORME OJI II (Kita-ku, Tokyo), SYFORME MOTOMACHI-CHUKAGAI (Yokohama City, Kanagawa), and SYFORME TABATA (Kita-ku, Tokyo), generated total sales of ¥5,975 million (approximately US$42 million), and in January 2024, SYFORME OJI (Kita-ku, Tokyo) was sold to the private fund managed by BlackRock’s Real Estate Division. Going forward, we aim to further accelerate real estate development and investment in response to market needs, including consideration of collaboration in land acquisition through development.

Intellectual Property

Trademark

The names and marks SYLA, SYFORME, SYNEX, SENIOR TECH MANSION, Pet Tech Apartments, Rimawari-kun, Supportive Real Estate Crowdfunding “Rimawari-kun”, MAISON LE REVE, Livers Apartments, and SYLA IoT Apartments appearing in this annual report are the property of the Company and are registered tradenames and trademarks of the Company in Japan only. None of our names and marks appearing in this annual report are currently registered in the United States. Solely for convenience, trademarks, trade names and service marks referred to in this annual report may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend any use or display by us of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Recent Developments

Real Estate Investment and Acceleration of Investment

We have entered into a business collaboration with a private fund managed by BlackRock’s Real Estate Division, as announced on December 11, 2023, with the aim of strengthening mutual collaboration, such as offering investment opportunities in the “SYFORME series” and other properties developed in Japan by our wholly owned subsidiary, SYLA Co., Ltd.

In fiscal year 2023, the three properties, SYFORME OJI II (Kita-ku, Tokyo), SYFORME MOTOMACHI-CHUKAGAI (Yokohama City, Kanagawa), and SYFORME TABATA (Kita-ku, Tokyo), generated total sales of ¥5,975 million (approximately US$42), and in January 2024, SYFORME OJI (Kita-ku, Tokyo) was sold to the private fund managed by BlackRock’s Real Estate Division.

Going forward, we aim to further accelerate real estate development and investment in response to market needs, including consideration of collaboration in land acquisition through development.

RIBERESUTE Share Acquisition; Capital and Business Alliance with RIBERESUTE CORPORATION

On November 15, 2023, the Company entered into a Share Transfer Agreement (the “Share Transfer Agreement”) among the Company, Jun Planning Corporation (“Seller 1”), Nobukazu Kawai (“Seller 2”), Junji Kawai (“Seller 3”), and Akie Kawai (“Seller 4” and collectively with Seller 1, Seller 2 and Seller 3, the “Sellers”) regarding the sale of shares of RIBERESUTE CORPORATION (“Riberesute”) owned by the Sellers to the Company. Riberesute is a Japan-based developer and seller of family-type condominiums and is listed on the Tokyo Stock Exchange.

Pursuant to the terms of the Share Transfer Agreement, the Sellers agreed to sell to the Company, and the Company agreed to purchase from the Sellers, an aggregate of 2,158,800 shares of Riberesute, representing approximately 20.39% of the outstanding shares of Riberesute excluding treasury stock (10,589,800 shares), in exchange for an aggregate purchase price of ¥1,988,254,800 (US$14,109,103) as follows:

Seller	Number of Shares	Percentage of Outstanding Shares	Purchase Price (¥)
Seller 1	1,668,400	15.75%	1,536,596,400
Seller 2	264,400	2.50%	243,512,400
Seller 3	224,000	2.12%	206,304,000
Seller 4	2,000	0.02%	1,842,000
Total	2,158,800	20.39%	1,988,254,800

The Share Transfer Agreement contains certain covenants, representations and warranties customary for an agreement of this type. The purchase of the Riberesute shares from the Sellers, as contemplated by the Share Transfer Agreement, closed on January 12, 2024. As a result of the closing, the Company believes that it is the largest Riberesute shareholder.

On January 23, 2024, the Company and Riberesute entered into a Capital and Business Alliance Agreement (the “Alliance Agreement”). Pursuant to the terms of the Alliance Agreement, Riberesute agreed that it would not, without the Company’s prior consent and insofar as it does not violate the principle of equality of shareholders, take any of the following actions or cause any third party to take any of the following actions:

1.	Capital alliance with other third parties, business alliance or cooperation involving activities that are equivalent or similar to all or part of the Business Alliance, and negotiation, provision of information, or communication related to any other activities that make the formation of the Business Alliance difficult.
2.	Introducing existing shareholders to third parties and other actions facilitating the purchase of shares of Riberesute Group companies by third parties.

In addition, the Alliance Agreement provides that both companies will promote joint activities and other collaboration, including with respect to:

1.	Complementary products
2.	Complementary geographic coverage
3.	Expansion of real estate crowdfunding business
4.	Promotion of internet marketing
5.	Real estate development

Riberesute also agreed not to enter into any business alliance or other cooperation with any other third party involving activities that are the same as or similar to all or part of the activities of the Business Alliance without the Company’s prior written consent.

The Alliance Agreement contains certain covenants, representations and warranties customary for an agreement of this type.

Government Regulation

The real estate development business conducted by the Company is regulated by the Building Standards Act, the Construction Business Act, the Real Estate Brokerage Act, the City Planning Act, the Housing Quality Assurance Act, the Rental Real Estate Management Business Optimization law, Act on Advancement of Proper Condominium Management, the Industrial Safety and Health Act, the Consumer Contract Act, the Act against Unjustifiable Premiums and Misleading Representations, and many other laws, ordinances and municipal regulations. However, in the event of a major revision of laws and regulations that could lead to stricter regulations or cost burdens for vendors, or the revocation of licenses, registrations, or permissions for any reason, our business activities could be significantly restricted, and we would be forced to take measures to ensure compliance. In the event of a major revision of laws and regulations, which may result in tighter regulations or cost burdens, or the cancellation of licenses, registrations, or permits for some reason, our business activities may be significantly restricted, which may affect our business performance.

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

Regulations Relating to Electricity Business

Electricity Business Act (Act No. 170 of July 11, 1964) is to protect the interests of electricity users and move toward achieving the sound development of electricity business by realizing appropriate and reasonable management of electricity business, and assuring public safety and promoting environmental preservation by regulating the construction, maintenance and operation of electric facilities. Especially, Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities (Act No. 108 of August 30, 2011) is an important act for renewable energy business.

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

In April 2024, based on the Act for Partial Revision of the Electricity Business Act and Other Acts for Establishing Electricity Supply Systems for Realizing a Decarbonized Society, partial revision of the Electricity Business Act and the Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities (the “Act on Procurement of Renewable Electricity”) came into effect. The revised law includes the following: the development of an environment for grid facilities conducive to the introduction of renewable energy, the promotion of additional investment to maximize the use of existing renewable energy, and the strengthening of business rules for the introduction of renewable energy in cooperation with the local community.

The Act on Renewable Energy Special Measures is a key factor for the company as it is to encourage renewable energy generators to secure their predictability for investment return and take market-conscious activities, the revised Act is to establish a Feed-in-Premium (FIP) scheme in addition to the existing FIT scheme, a new scheme in which renewable energy generators are able to receive a certain level of premium based on the market price, is to establish a system in which part of the expenditures for fortifying electricity grids necessary for expanding the introduction of renewable energy into businesses, e.g., regional interconnection lines, which regional electricity transmission/distribution businesses bear under the current Act, is to be supported based on the surcharge system across Japan, and is to impose obligations on renewable energy generators to establish an external reserve fund for the expenditures for discarding their facilities for generating renewable energy as a measure for addressing concerns over inappropriate discarding of PV facilities. Any service providers violate this Act will lead to revocation of its license and, in serious cases, shutdown of its business.

Electricity Business Act (Act No. 170 of July 11, 1964) is to protect the interests of electricity users and move toward achieving the sound development of electricity business by realizing appropriate and reasonable management of electricity business, and assuring public safety and promoting environmental preservation by regulating the construction, maintenance and operation of electric facilities. Especially, Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities (Act No. 108 of August 30, 2011) is an important act for renewable energy business.

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

The “Act on the Arrangement of Related Acts to Promote Work Style Reform,” which took effect in April 2019, sets maximum limits on overtime work. In addition, the construction industry, which had been exempted from these regulations, ~~will~~ also became subject to them from April 2024, and our construction division ~~will need to~~ responded to this change. Violation of these regulations may affect our business performance and reputation.

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

C. Property, Plants and Equipment

Facilities

The Company’s head office is located on the 7th floor of Ebisu Prime Square Tower, 1-1-39, Hiroo, Shibuya-ku, Tokyo, where we lease approximately 990.1 m2 of office space from an unrelated third party. The lease is due to expire on September 30, 2024, with an automatic renewal for three additional years. The terms of the office lease provide for a base rent of ¥7,787,896 (approximately US$55 thousand) per month and a sales tax contribution of ¥778,789 (approximately US$ 6 thousand) per month.

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

Business Overview

Our primary mission is to democratize real estate investment around the world and we aim to enrich the 100-year life era with technology and asset management.

We are engaged in four primary businesses:

Business Name	Main Businesses
(1) Real Estate Development and Sales Business	Development, design, construction, and sales of real estate centered on the “SYFORME” series condominiums developed by the company. Includes land sales and income through Rimawari-kun Crowdfunding Business.

(2) Asset Management Business	Rental management and building management. Includes income through Rimawari-kun Crowdfunding Business.

(3) Renewable Energy Business (Solar Power Generation)	Design, construction, maintenance of solar power generation facilities, sale of solar power plants, and sale of other renewable energy related products, sale of electricity

(4) Others	Mainly containerized data center business

For the years ended December 31, 2023, 2022 and 2021, the Company reported revenues of ¥22,743,410 thousand (US$161,392 thousand), ¥22,055,785 thousand and ¥16,665,382 thousand, respectively, net income from continuing operations of ¥749,361 thousand (US$5,318 thousand), ¥310,761 thousand and ¥278,688 thousand, respectively, and net cash used in or provided by operating activities from continuing operations to be ¥6,338,698 thousand (US$44,981 thousand), ¥3,401,712 thousand and ¥25,098 thousand, respectively. As stated in the consolidated financial statements, as of December 31, 2023, the Company had retained earnings of ¥3,413,644 thousand (US$24,224 thousand). During the year ended December 31, 2023, the Company generated revenues from sales of real estate, sales of land, rental services, real estate management services, sales of solar power plants, solar power plants operation and maintenance services, sales of electricity, sales of containers and containers operation and management services. The Company started real estate crowdfunding business in June 2021 and generated minimal revenues from real estate crowdfunding for the years ended December 31, 2023 and 2022 and 2021.

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

SYLA Solar Co., Ltd. (formerly known as Nihon Taiyoko Hatsuden Co., Ltd.) (100% owned subsidiary of the Company) is engaged in engineering, procurement and construction (EPC) business (design and construction of solar power generation), O&M business (maintenance and management of solar power generation), IPP business (wholesale of electricity generated by the company), electricity retail business and sales of other renewable energy-related products. SYLA Solar Co., Ltd. was incorporated in Japan in August 2013. In February 2022, SYLA Technologies Co., Ltd. completed the acquisition of 100% equity interest of SYLA Solar Co., Ltd., and its wholly owned subsidiaries, SYLA O&M Co., Ltd. and SYLA Power Co., Ltd. SYLA O&M Co., Ltd. (formerly known as ALMA Co., Ltd.) (previously wholly owned by SYLA Solar Co., Ltd.) was engaged in maintenance, management and sales of solar power generation. SYLA Power Co., Ltd. (formerly known as Aichi Electric Power Co., Ltd.) (previously wholly owned by SYLA Solar Co., Ltd.) was engaged in electricity retailing, electricity brokerage, renewable energy trading, and trade brokerage. On November 1, 2023, SYLA O&M Co., Ltd. and SYLA Power Co., Ltd. merged into SYLA Solar Co., Ltd.

SYLA Brain Co., Ltd. (formerly known as DEVEL Co., Ltd.) (67%-owned subsidiary of the Company) develops a system that automatically collects and analyzes all kinds of real estate data online, and develops real estate investment, machine learning algorithms, RPA, and business systems using the system. The system is also engaged in consulting on business automation and AI system implementation for corporations, and consulting on real estate investment and asset management. SYLA Brain Co., Ltd. was incorporated in Japan on November 15, 2019. On December 27, 2021, SYLA Technologies Co., Ltd. completed an acquisition of 67% equity interest of SYLA Brain Co., Ltd.

SYLA Biotech Co., Ltd. (formerly known as RE100.com Co., Ltd.) (100% owned subsidiary of the Company) sells and maintains solar and biomass power generation equipment. In April 2022, the Company co-established SYLA Biotech Co., Ltd. with Makoto Ariki, a 5% shareholder of SYLA Brain Co., Ltd. The Company and Makoto Ariki each owned 50% equity interest of SYLA Biotech Co., Ltd. until September 13, 2022 when the Company’s ownership interest in SYLA Biotech was further increased to 60% as a result of share issuance on September 14, 2022, and eventually increased to 100% upon the acquisition of the remaining 40% equity interest from noncontrolling shareholders on December 15, 2023.

SYLA Co., Ltd. incorporated its wholly-owned subsidiaries, SYLA Asset Management Co., Ltd., SYLA Realty Co., Ltd. and Rimawari-kun Co., Ltd. in Japan in March 2023, June 2023 and July 2023, respectively. There were no significant transactions for SYLA Asset Management Co., Ltd. and Rimawari-kun Co., Ltd. during the year ended December 31, 2023.

Recent Developments

Real Estate Investment and Acceleration of Investment

We have entered into a business collaboration with a private fund managed by BlackRock’s Real Estate Division, as announced on December 11, 2023, with the aim of strengthening mutual collaboration, such as offering investment opportunities in the “SYFORME series” and other properties developed in Japan by our wholly owned subsidiary, SYLA Co., Ltd.

In fiscal year 2023, the three properties, SYFORME OJI II (Kita-ku, Tokyo), SYFORME MOTOMACHI-CHUKAGAI (Yokohama City, Kanagawa), and SYFORME TABATA (Kita-ku, Tokyo), generated total sales of ¥5,975 million (approximately US$42 million), and in January 2024, SYFORME OJI (Kita-ku, Tokyo) was sold to the private fund managed by BlackRock’s Real Estate Division.

Going forward, we aim to further accelerate real estate development and investment in response to market needs, including consideration of collaboration in land acquisition through development.

RIBERESUTE Share Acquisition: Capital and Business Alliance with RIBERESUTE CORPORATION

On November 15, 2023, the Company entered into a Share Transfer Agreement (the “Share Transfer Agreement”) among the Company, Jun Planning Corporation (“Seller 1”), Nobukazu Kawai (“Seller 2”), Junji Kawai (“Seller 3”), and Akie Kawai (“Seller 4” and collectively with Seller 1, Seller 2 and Seller 3, the “Sellers”) regarding the sale of shares of RIBERESUTE CORPORATION (“Riberesute”) owned by the Sellers to the Company. Riberesute is a Japan-based developer and seller of family-type condominiums and is listed on the Tokyo Stock Exchange.

Pursuant to the terms of the Share Transfer Agreement, the Sellers agreed to sell to the Company, and the Company agreed to purchase from the Sellers, an aggregate of 2,158,800 shares of Riberesute, representing approximately 20.39% of the outstanding shares of Riberesute excluding treasury stock (10,589,800 shares), in exchange for an aggregate purchase price of ¥1,988,254,800 (US$14,109,103) as follows:

Seller	Number of Shares	Percentage of Outstanding Shares	Purchase Price (¥)
Seller 1	1,668,400	15.75%	1,536,596,400
Seller 2	264,400	2.50%	243,512,400
Seller 3	224,000	2.12%	206,304,000
Seller 4	2,000	0.02%	1,842,000
Total	2,158,800	20.39%	1,988,254,800

The Share Transfer Agreement contains certain covenants, representations and warranties customary for an agreement of this type. The purchase of the Riberesute shares from the Sellers, as contemplated by the Share Transfer Agreement, closed on January 12, 2024. As a result of the closing, the Company believes that it is the largest Riberesute shareholder.

On January 23, 2024, the Company and Riberesute entered into a Capital and Business Alliance Agreement (the “Alliance Agreement”). Pursuant to the terms of the Alliance Agreement, Reberesute agreed that it would not, without the Company’s prior consent and insofar as it does not violate the principle of equality of shareholders, take any of the following actions or cause any third party to take any of the following actions:

1. Capital alliance with other third parties, business alliance or cooperation involving activities that are equivalent or similar to all or part of the Business Alliance, and negotiation, provision of information, or communication related to any other activities that make the formation of the Business Alliance difficult.

2. Introducing existing shareholders to third parties and other actions facilitating the purchase of shares of Riberesute Group companies by third parties.

In addition, the Alliance Agreement provides that both companies will promote joint activities and other collaboration, including with respect to:

1.	Complementary products

2.	Complementary geographic coverage

3.	Expansion of real estate crowdfunding business

4.	Promotion of internet marketing

5.	Real estate development

Riberesute also agreed not to enter into any business alliance or other cooperation with any other third party involving activities that are the same as or similar to all or part of the activities of the Business Alliance without the Company’s prior written consent.

The Alliance Agreement contains certain covenants, representations and warranties customary for an agreement of this type.

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

Our ability to control costs and expenses and improve operational efficiency

As of December 31, 2023, we had 279,029 members on our real estate crowdfunding platform Rimawari-kun. According to a market survey titled Investigation to Prove and Verify No. 1 Market Share of the Japanese Real Estate Crowdfunding Industry in June 2023 conducted by Japan Marketing Research Organization (which we engaged for a fee in the amount of ¥1,900 thousand (approximately US$14 thousand) to conduct such survey), we have the largest membership among real estate crowdfunding services in Japan. As of December 31, 2023, 25,711 of the 279,029 members were derived from the marketing program associated with Rakuten Group, Inc., who we have a business alliance with, in order to attract members by focusing on banner advertisements and targeted mail magazines for Rakuten members. The number of Rakuten members is now more than 100 million. This marketing initiative allows customers who come in through Rakuten to receive a variety of point rewards, enabling the Rakuten Group and Rimawari-kun to send customers to each other. In addition, the Company is improving the UX and investment performance through daily login point and birthday login point gifts.

As described above, we have developed a real estate crowdfunding platform that provides investment opportunities centering on various investment educational content and group company products tailored to the attributes of each customer, by attracting a wide range of members not only from the real estate investment market but also from the mass market through the “Rimawari-kun” real estate crowdfunding platform, which allows individuals to invest in real estate in small amounts. By developing a real estate crowdfunding platform that provides investment opportunities centered on various investment education content and our products tailored to the attributes of each customer, we aim to increase customer satisfaction and lifetime customer value (“LTV”) while controlling customer acquisition costs for each product.

For sales of investment condominiums, we attract customers through inquiries via the real estate crowdfunding platform “Rimawari-kun,” marketing sales using online advertisements, and referrals from customers.

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

A. Operating Results

Results of Operations

The following table summarizes our operating income as reflected in our audited consolidated statements of operations and comprehensive income for the years ended December 31, 2023, 2022, and 2021, and presents information regarding amounts and percentages during those periods.

(In thousands, except % data)

	For the Years Ended December 31,
	2021		2022		2023
	Amount (¥)	%of Total Revenue	Amount (¥)	% of Total Revenue	Amount (¥)	Amount (US$)	% of Total Revenue
Revenues, net	16,665,382	100.00	22,055,785	100.00	22,743,410	161,392	100.00
Cost of revenues	(13,516,293)	(81.10)	(18,451,969)	(83.66)	(17,205,966)	(122,097)	(75.65)
Gross profit	3,149,089	18.90	3,603,816	16.34	5,537,444	39,295	24.35

Operating expenses	(2,466,731)	(14.80)	(2,825,104)	(12.80)	(4,096,346)	(29,069)	(18.01)

Income from continuing operations	682,358	4.10	778,712	3.54	1,441,098	10,226	6.34

Other expenses	(182,286)	(1.09)	(122,771)	(0.56)	(425,758)	(3,021)	(1.87)

Income from continuing operations before income taxes	500,072	3.01	655,941	2.98	1,015,340	7,205	4.47

Income tax expense	(221,384)	(1.33)	(345,180)	(1.57)	(265,979)	(1,887)	(1.17)

Net income from continuing operations	278,688	1.68	310,761	1.41	749,361	5,318	3.30

Income from discontinued operations, net of income taxes	-	-	78,628	0.36	(6,742)	(48)	(0.03)

Net income	278,688	1.68	389,389	1.77	742,619	5,270	3.27

Net income from continuing operations attributable to noncontrolling interests	1,199	0.01	4,329	0.02	61,187	434	0.27

Net loss from discontinued operations attributable to noncontrolling interests	-	-	(9,895)	(0.04)	-	-	-

Less: net income (loss) attributable to noncontrolling interests	1,199	0.01	(5,566)	(0.02)	61,187	434	0.27

Net income attributable to SYLA Technologies Co., Ltd.	277,489	1.67	394,955	1.79	681,432	4,836	3.00

Our revenues generated from different revenue streams consist of the following:

(In thousands, except % data)

	For the Years Ended December 31,
	2021		2022		2023
		% of		% of			% of
	Amount (¥)	Total Revenue	Amount (¥)	Total Revenue	Amount (¥)	Amount (US$)	Total Revenue

Revenues, net
Real estate sales	15,010,878	90.07	17,978,875	81.52	16,031,129	113,760	70.49
Land sales	240,000	1.44	1,670,630	7.57	3,536,087	25,093	15.55
Rental income	893,647	5.36	1,007,112	4.57	1,136,521	8,065	5.00
Real estate management income	520,857	3.13	623,186	2.82	766,077	5,436	3.37
Solar power plants sales	-	-	561,331	2.55	633,337	4,494	2.78
Solar power plants operation and maintenance income	-	-	28,736	0.13	33,680	240	0.15
Electricity sales	-	-	185,915	0.84	214,528	1,523	0.94
Containers sales	-	-	-	-	373,604	2,651	1.64
Containers operation and management income	-	-	-	-	18,447	130	0.08
Total	16,665,382	100.00	22,055,785	100.00	22,743,410	161,392	100.00

Our selling, general and administrative expenses consist of advertising expenses, promotion expenses, salaries and welfare expenses, depreciation and amortization expenses, lease expenses, entertainment expenses, taxes and dues, service expenses, legal and professional expenses, stock based compensation expense and other expenses.

(In thousands, except % data)

	For the Years Ended December 31,
	2021		2022		2023
	Amount (¥)	% of Total	Amount (¥)	% of Total	Amount (¥)	Amount (US$)	% of Total

Selling, general and administrative expenses
Advertising expenses	248,794	10.09	197,203	6.98	225,549	1,601	5.51
Promotion expenses	245,458	9.95	139,767	4.95	139,516	990	3.41
Salaries and welfare expenses	947,118	38.40	1,000,973	35.43	1,451,967	10,303	35.45
Depreciation and amortization expenses	63,006	2.55	77,889	2.76	105,478	748	2.57
Lease expenses	92,436	3.75	76,829	2.72	112,682	800	2.75
Entertainment expenses	142,276	5.77	111,845	3.96	113,015	802	2.76
Taxes and dues	246,480	9.99	269,004	9.52	423,721	3,007	10.34
Service expenses	74,922	3.04	82,044	2.90	111,378	790	2.72
Legal and professional expenses	143,527	5.81	513,957	18.19	847,513	6,014	20.69
Stock based compensation expense	11,564	0.47	6,580	0.23	201,914	1,433	4.93
Others	251,150	10.18	349,013	12.36	363,613	2,581	8.87
Total	2,466,731	100.00	2,825,104	100.00	4,096,346	29,069	100.00

Our other income (expenses) includes interest income, interest expense on bank loans, bonds and leases, realized and unrealized gain (loss) on investment securities, and other miscellaneous income (expenses).

(In thousands, except % data)

	For the Years Ended December 31,
	2021		2022		2023
	Amount (¥)	% of Total	Amount (¥)	% of Total	Amount (¥)	Amount (US$)	% of Total
Other income (expenses)
Other income	43,951	(24.11)	201,954	(164.50)	146,787	1,042	(34.48)
Income (loss) from equity method investments	109	(0.06)	(748)	0.61	(1,689)	(12)	0.40
Other expenses	(226,346)	124.17	(323,977)	263.89	(570,856)	(4,051)	134.08
Other expenses, net	(182,286)	100.00	(122,771)	100.00	(425,758)	(3,021)	100.00

Comparison of Results of Operations for the Years Ended December 31, 2023 and 2022

Revenues, Net

Our total revenues increased 3.12% from ¥22,055,785 thousand for the year ended December 31, 2022 to ¥22,743,410 thousand (US$161,392 thousand) for the year ended December 31, 2023, or an increase of ¥687,625 thousand, due to development and expansion of our business. The increase was mainly attributable to (1) an increase of ¥1,865,457 thousand in land sales due to a sale of large development sites, (2) an increase of ¥373,604 thousand in containers sales due to the development of new business, and offset by (3) a decrease of ¥1,947,746 thousand in real estate sales due to the numbers of units sold decreased from 588 units in the year ended December 31, 2022 to 446 units in the year ended December 31, 2023.

Cost of Revenues

Our total cost of revenues decreased 6.75% from ¥18,451,969 thousand for the year ended December 31, 2022 to ¥17,205,966 thousand (US$122,097 thousand) for the year ended December 31, 2023. The decrease was mainly attributable to (1) a decrease in real estate sales due to the numbers of units sold decreased from 588 units in the year ended December 31, 2022 to 446 units in the year ended December 31, 2023, and offset by (2) an increase in land sales due to a sale of large development sites.

Gross Profit

Our gross profit increased 53.66% from ¥3,603,816 thousand for the year ended December 31, 2022 to ¥5,537,444 thousand (US$39,295 thousand) for the year ended December 31, 2023, or an increase of ¥1,933,628 thousand. The increase was mainly attributable to high-margin transactions that we sold more lands and real estates for large scales and with lower cost and higher gross profits for the year ended December 31, 2023.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased 45.00% from ¥2,825,104 thousand for the year ended December 31, 2022 to ¥4,096,346 thousand (US$29,069 thousand) for the year ended December 31, 2023, or an increase of ¥1,271,242 thousand, as we spent more efforts to expand business operations. The increase was mainly attributable to (1) an increase of ¥450,994 thousand in salaries and welfare expenses due to increase in personnel for management system development and (2) an increase of ¥ 333,556 thousand in legal and professional expenses due to increase in IPO-related costs and legal fees due to listing on the NASDAQ.

Other Expenses, Net

Other expenses, net increased 246.79% from ¥122,771 thousand for the year ended December 31, 2022 to ¥425,758 thousand (US$3,021 thousand) for the year ended December 31, 2023, or an increase of ¥302,987 thousand. The increase was mainly attributable to (1) an increase of ¥161,281 thousand in interest expenses and (2) a decrease of ¥136,350 thousand in proceeds from redemption of corporate owned life insurances.

Income Tax Expense

Income tax expense decreased 22.94% from ¥345,180 thousand for the year ended December 31, 2022 to ¥265,979 thousand (US$1,887 thousand) for the year ended December 31, 2023, or an decrease of ¥79,201 thousand. The decrease was mainly because of the net loss position of the holding company SYLA Technologies Co., Ltd. for the year ended December 31, 2023 due to more legal and professional expenses incurred related to the listing on the NASDAQ market.

Net Income from Continuing Operations

As a result of the above, net income from continuing operations increased by 141.14% from ¥310,761 thousand for the year ended December 31, 2022 to ¥749,361 thousand (US$5,318 thousand) for the year ended December 31, 2023, or an increase of ¥438,600 thousand.

Income (Loss) from Discontinued Operations, Net of Income Taxes

During the year ended December 31, 2023, loss from discontinued operations, net of income taxes was ¥6,742 thousand (US$48 thousand). During the year ended December 31, 2022, income from discontinued operations, net of income taxes, was ¥78,628 thousand as a result of the disposition of the mining machine business, which was approved by the Board of Directors in December 2022 and closed the transaction in January 2023.

Net Income from Continuing Operations Attributable to Noncontrolling Interests

During the year ended December 31, 2023, net income from continuing operations attributable to noncontrolling interests was ¥61,187 thousand (US$434 thousand), which consisted of the following:

(1) Our non-managing members (noncontrolling equity holders) under real estate joint ventures of anonymous partnership are considered as noncontrolling interests. As a result, ¥35,399 thousand (US$251 thousand) of net income from continuing operations was attributable to noncontrolling interests.

(2) During 2023, we held a 67% interest in SYLA Brain Co., Ltd. As a result, ¥799 thousand (US$6 thousand) of net loss from continuing operations was attributable to noncontrolling interests.

(3) On December 15, 2023, we completed an acquisition of an additional 40% equity interest of SYLA Biotech Co., Ltd. and increased our equity interest ownership to 100%. As a result, ¥26,587 thousand (US$189 thousand) of net income from continuing operations was attributable to noncontrolling interests.

Net Loss from Discontinued Operations Attributable to Noncontrolling Interests

There was no net income (loss) from discontinued operations attributable to noncontrolling interests during the year ended December 31, 2023. During the year ended December 31, 2022, net loss from discontinued operations attributable to noncontrolling interests was ¥9,895 thousand as a result of the disposition of mining machine business, which was approved by the Board of Directors in December 2022 and closed the transaction in January 2023, and income from discontinued operations, which was, net of income taxes was proportionally allocated to noncontrolling interests.

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

Revenues, Net

Our total revenues increased 32.34% from ¥16,665,382 thousand for the year ended December 31, 2021 to ¥22,055,785 thousand for the year ended December 31, 2022, or an increase of ¥5,390,403 thousand, due to development and expansion of our business. The increase was mainly attributable to (1) an increase of ¥2,967,997 thousand in real estate sales due to the numbers of units sold increased from 407 units in the year ended December 31, 2021 to 588 units in the year ended December 31, 2022, (2) an increase of ¥1,430,630 thousand in land sales due to the number of land sold increased from 1 in the year ended December 31, 2021 to 4 in the year ended December 31, 2022, and (3) an increase of ¥775,982 thousand in solar power related revenue as a result of acquisition of SYLA Solar Co., Ltd. and its subsidiaries in February 2022.

Cost of Revenues

Our total cost of revenues increased 36.52% from ¥13,516,293 thousand for the year ended December 31, 2021 to ¥18,451,969 thousand for the year ended December 31, 2022, or an increase of ¥4,935,676 thousand, along with business expansion. The increase was mainly attributable to (1) an increase of ¥2,862,702 thousand in cost of revenues for real estate sales due to the number of units sold increased to 588 during the year ended December 31, 2022, compared to 407 during the year ended December 31, 2021, (2) an increase of ¥1,450,759 thousand in land sales due to the number of land sold increased from 1 in the year ended December 31, 2021 to 4 in the year ended December 31, 2022, and (3) an increase of ¥463,340 thousand in solar power related cost of revenues as a result of acquisition of SYLA Solar Co., Ltd. and its subsidiaries in February 2022. The increase in the Company’s total cost of revenues was in line with the increase in total revenues.

Gross Profit

Our gross profit increased 14.44% from ¥3,149,089 thousand for the year ended December 31, 2021 to ¥3,603,816 thousand for the year ended December 31, 2022, or an increase of ¥454,727 thousand as business development and expansion. The increase was mainly attributable to (1) an increase of ¥105,295 thousand in the Company’s gross profit for real estate sales due to the numbers of units sold increased from 407 units in the year ended December 31, 2021 to 588 units in the year ended December 31, 2022, and (2) an increase of ¥312,642 thousand in the Company’s gross profit as a result of acquisition of SYLA Solar Co., Ltd. and its subsidiaries in February 2022.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased 14.53% from ¥2,466,731 thousand for the year ended December 31, 2021 to ¥2,825,104 thousand for the year ended December 31, 2022, or an increase of ¥358,373 thousand, as we spent more efforts to expand business operations. The increase was mainly attributable to (1) an increase of ¥14,883 thousand in depreciation and amortization expenses due to increased property, plant and equipment, solar power systems and intangible assets arising from acquisition of subsidiaries, (2) an increase of ¥370,430 thousand in legal and professional expenses for public offering plan, partially offset by decreases of ¥51,591 thousand and of ¥105,691 thousand in advertising expenses and promotion expenses, respectively, as we contributed more efforts for public offering and reduced advertising and promotion activities accordingly.

Other Expenses, Net

Other expenses, net decreased 32.65% from ¥182,286 thousand for the year ended December 31, 2021 to ¥122,771 thousand for the year ended December 31, 2022, or a decrease of ¥59,515 thousand. The decrease was mainly attributable to an increase of ¥141,754 thousand in proceeds from redemption of corporate owned life insurances, partially offset by an increase of ¥72,808 thousand in interest expenses.

Income Tax Expense

Income tax expense increased 55.92% from ¥221,384 thousand for the year ended December 31, 2021 to ¥345,180 thousand for the year ended December 31, 2022, or an increase of ¥123,796 thousand, due to an increase in taxable income.

Net Income from Continuing Operations

As a result of the above, net income from continuing operations increased by 11.51% from ¥278,688 thousand for the year ended December 31, 2021 to ¥310,761 thousand for the year ended December 31, 2022, or an increase of ¥32,073 thousand.

Income from Discontinued Operations, Net of Income Taxes

During the year ended December 31, 2022, income from discontinued operations, net of income taxes, was ¥78,628 thousand as a result of disposition of mining machine business. There was no income (loss) from discontinued operations during the year ended December 31, 2021.

Net Income from Continuing Operations Attributable to Noncontrolling Interests

During the year ended December 31, 2022, net income from continuing operations attributable to noncontrolling interests was ¥4,329 thousand, which consisted of the following: (1) During the year ended December 31, 2021, we established a real estate crowdfunding platform, of which our non-managing members (noncontrolling equity holders) under real estate joint ventures of anonymous partnerships are considered as noncontrolling interests. As a result, ¥5,437 thousand 5/10/2024of net income from continuing operations was attributable to noncontrolling interests. (2) On December 27, 2021, we completed an acquisition of 67% equity interest of SYLA Brain Co., Ltd. As a result, ¥6,678 thousand of net income from continuing operations was attributable to noncontrolling interests. (3) On September 14, 2022, we completed an acquisition of an additional 10% equity interest of SYLA Biotech Co., Ltd. and increased our equity interest ownership to 60%. As a result, ¥7,786 thousand of net loss from continuing operations was attributable to noncontrolling interests.

Net Loss from Discontinued Operations Attributable to Noncontrolling Interests

During the year ended December 31, 2022, net loss from discontinued operations attributable to noncontrolling interests was ¥9,895 thousand as a result of disposition of mining machine business and income from discontinued operations, net of income taxes, was proportionally allocated to noncontrolling interests. There was no net income (loss) from discontinued operations attributable to noncontrolling interests during the year ended December 31, 2021.

B. Liquidity and Capital Resources

Liquidity and Sources of Funds

As of December 31, 2023, the Company had ¥4,017,311 thousand (US$28,508 thousand) in cash and cash equivalents compared to ¥2,542,795 thousand as of December 31, 2022. In addition, the Company had ¥162,690 thousand (US$1,154 thousand) in accounts receivable, net as of December 31, 2023 compared to ¥67,776 thousand as of December 31, 2022. The Company’s accounts receivable, net includes balances due from customers and services provided and accepted by customers, adjusted for allowance for credit losses.

As of December 31, 2023, the Company’s working capital balance was ¥10,586,667 thousand (US$75,125 thousand). In assessing liquidity, management monitors and analyzes the Company’s cash and cash equivalents, ability to generate sufficient future earnings, and operating and capital investment commitments. The Company believes that its current cash and cash equivalents from operations, borrowings from banks, and loans from major shareholders will be sufficient to meet its working capital needs for the next twelve months from the date of issuance of the audited financial statements.

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

Cash Flows for the Years Ended December 31, 2023, 2022, and 2021

The following table provides a summary of our cash flows for the periods indicated.

(In thousands)

	For the Years Ended December 31,
	2021	2022	2023
	(¥)	(¥)	(¥)	(US$)
Net cash provided by (used in) operating activities - continuing operations	25,098	(3,401,712)	(6,338,698)	(44,980)
Net cash used in investing activities - continuing operations	(1,928,366)	(2,635,751)	(1,677,709)	(11,905)
Net cash provided by financing activities - continuing operations	1,736,189	5,736,278	9,839,814	69,826
Net cash provided by discontinued operations	-	243,471	550	3
Net increase (decrease) in cash, cash equivalents and restricted cash	(167,079)	(57,714)	1,823,957	12,944
Cash, cash equivalents and restricted cash, beginning of the year	3,012,796	2,845,717	2,788,003	19,784
Cash, cash equivalents and restricted cash, end of the year	2,845,717	2,788,003	4,611,960	32,728

Cash Flows from Continuing Operations

Operating Activities

Net cash used in operating activities from continuing operations was ¥6,336,698 thousand (US$44,980 thousand) for the year ended December 31, 2023, mainly due to net income from continuing operations of ¥749,361 thousand (US$5,318 thousand), adjusted for (1) depreciation and amortization expense of ¥300,864 thousand (US$2,135 thousand), (2) revenue from sales of inventories transferred from property, plant and equipment and solar power systems of ¥525,432 thousand (US$3,729 thousand), (3) non-cash lease expense of ¥424,838 thousand (US$3,015 thousand), (4) deferred income tax benefit of ¥373,969 thousand (US$2,654 thousand), (5) stock based compensation expense of ¥201,914 thousand (US$1,433 thousand) and (6) changes in working capital. Negative changes in working capital consisted of (1) an increase of ¥6,465,203 thousand (US$45,879 thousand) in inventories, (2) a decrease of ¥575,304 thousand (US$ 4,082 thousand) in other current liabilities and (3) a decrease of ¥423,483 thousand (US$3,005 thousand) in operating lease liabilities, partially offset by (1) a decrease of ¥232,617 thousand (US$1,651 thousand) in prepaid expenses, net and (2) an increase of ¥137,437 thousand (US$975 thousand) in accounts payable.

Net cash used in operating activities from continuing operations was ¥3,401,712 thousand for the year ended December 31, 2022, mainly due to net income from continuing operations of ¥310,761 thousand, adjusted for (1) depreciation and amortization expense of ¥307,456 thousand, (2) non-cash lease expense of ¥463,926 thousand, (3) deferred income tax benefit of ¥102,909 thousand and (4) changes in working capital. Negative changes in working capital consisted of (1) an increase of ¥4,861,251 thousand in inventories, (2) an increase of ¥235,249 thousand in other assets, net and (3) a decrease of ¥462,569 thousand in operating lease liabilities, partially offset by (1) an increase of ¥252,754 thousand in accounts payable, (2) an increase of ¥545,401 thousand in other current liabilities and (3) an increase of ¥293,787 thousand in income tax payables.

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

Investing Activities

Net cash used in investing activities from continuing operations was ¥1,677,709 thousand (US$11,905 thousand) for the year ended December 31, 2023, mainly due to (1) purchase of property, plant and equipment of ¥3,447,047 thousand (US$24,461 thousand), (2) purchase of solar power systems of ¥309,494 thousand (US$2,196 thousand), (3) purchase of term deposits of ¥266,564 thousand (US$1,892 thousand) and (4) purchase of long-term investments payments of ¥178,755 thousand (US$1,268 thousand), partially offset by (1) proceeds from sales of inventories reclassified from property, plant and equipment and solar power systems of ¥2,325,454 thousand (US$16,502 thousand) and (2) proceeds from maturity of term deposits of ¥215,136 thousand (US$1,527 thousand).

Net cash used in investing activities from continuing operations was ¥2,635,751 thousand for the year ended December 31, 2022, mainly due to (1) purchase of property, plant and equipment of ¥2,059,724 thousand, (2) purchase of solar power systems of ¥113,140 thousand, (3) purchase of investments in voluntary partnerships of ¥153,320 thousand and (4) payments for acquisition of subsidiary, net of cash acquired of ¥553,284 thousand, partially offset by (1) proceeds from redemption of life insurance policies of ¥141,754 thousand and (2) proceeds from maturity of term deposits of ¥106,043 thousand.

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

Financing Activities

Net cash provided by financing activities from continuing operations was ¥9,839,814 thousand (US$69,826 thousand) for the year ended December 31, 2023, mainly due to (1) borrowings from short-term and long-term loans of ¥15,160,700 thousand (US$107,584 thousand), (2) capital contribution from anonymous partnerships of ¥2,732,130 thousand (US$19,388 thousand), and (3) proceeds from initial public offering, net of issuance costs of ¥1,720,031 thousand (US$12,206 thousand), partially offset by (1) repayments for short-term and long-term loans of ¥8,902,079 thousand (US$63,171 thousand) and (2) capital return to anonymous partnerships of ¥666,900 thousand(US$4,732 thousand).

Net cash provided by financing activities from continuing operations was ¥5,736,278 thousand for the year ended December 31, 2022, mainly due to (1) borrowings from short-term and long-term loans of ¥13,545,020 thousand and (2) capital contribution from anonymous partnerships of ¥403,480 thousand, partially offset by repayments for short-term and long-term loans of ¥8,230,964 thousand.

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

Cash Flows from Discontinued Operations

Net cash provided by operating activities from discontinued operations was ¥550 thousand (US$3 thousand) for the year ended December 31, 2023. There were no cash flows from investing activities and financing activities from discontinued operations during the year ended December 31, 2023.

Net cash provided by operating activities from discontinued operations was ¥243,471 thousand for the year ended December 31, 2022. There were no cash flows from investing activities and financing activities from discontinued operations during the year ended December 31, 2022.

There were no cash flows from discontinued operations during the year ended December 31, 2021.

Contractual Obligations

Lease Agreements

The Company has 399 leases classified as operating leases for office space, parking lots, condominium subleases that the Company has sold and land leases. In addition, the Company has entered into 14 leases for office equipment and vehicles, which are classified as finance leases.

Future minimum lease payments under noncancelable leases at December 31, 2023 are as follows.

(In thousands)
Years Ending December 31,	Finance Lease		Operating Lease
	(US$)	(¥)	(US$)	(¥)
2024	31	4,315	3,321	468,037
2025	23	3,257	2,482	349,701
2026	20	2,806	2,252	317,408
2027	11	1,527	2,214	312,014
2028	4	630	2,191	308,798
Thereafter	-	-	5,226	736,377
Total undiscounted lease payments	89	12,535	17,686	2,492,335
Less: imputed interest	(2)	(337)	(709)	(99,921)
Present value of lease liabilities	87	12,198	16,977	2,392,414
Less: lease liabilities, current	(30)	(4,158)	(3,078)	(433,725)
Lease liabilities, non-current	57	8,040	13,899	1,958,689

Long-Term Debt

The Company’s long-term debt includes bonds and loans from banks and other financial institutions.

At December 31, 2023, future minimum borrowing principal amounts are as follows.

	(In thousands)
Years Ending December 31,	Loan and Bond Payment (US$)	Loan and Bond Payment (¥)
2024	52,179	7,353,022
2025	39,647	5,587,029
2026	10,680	1,505,032
2027	3,516	495,533
2028	7,568	1,066,540
Thereafter	40,832	5,754,002
Total	154,422	21,761,158

Off-Balance Sheet Arrangements (Off-Balance Sheet Transactions)

There are no off-balance sheet arrangements as of December 31, 2023 and 2022.

C. Research and Development, Patents and Licenses

For the years ended December 31, 2023, 2022 and 2021, the Company’s research and development policies have been that we were mainly engaged in research and development of Rimawari-kun related technology. We have also been developing to improve our services and UI/UX. In addition, we have been focusing on research and development to improve operational efficiency by utilizing AI technology.

D. Trend Information

Trend Information

In addition to the war in Ukraine and the imposition of broad economic sanctions against Russia, depreciation of the yen against the US dollar and soaring prices of construction and other materials could lead to higher energy prices and disruptions in global markets. It is unclear how the continued development and complexity of this situation will affect the Japanese economy and our business in the future. In particular, there is a risk that changes related to the acquisition of new customers and additional purchases by existing customers could adversely affect the Company’s results of operations; that deteriorating global economic conditions could have an adverse effect on the Company’s industry, business and results of operations; and that many of the other risks listed under “Risk Factors” could have an incremental effect.

Other than as disclosed in the consolidated financial statements, we are not aware of any other trends, uncertainties, demands, commitments or events for the years ended December 31, 2021, 2022 and 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

If we conclude that any of the three characteristics of a variable interest entity (“VIE”) (i.e., insufficiency of equity, existence of non-substantive voting rights, or lack of a controlling financial interest) are met, including that the equity holders lack the characteristics of a controlling financial interest because they lack both substantive participating rights and substantive kick-out rights, we conclude that the entity or structure is a VIE and evaluate it for consolidation under the variable interest model.

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

We consolidate anonymous partnerships, which are determined to be VIEs and we are the primary beneficiary, and account for voluntary partnerships using equity method. The assets and liabilities of the VIEs that are included in the accompanying consolidated financial statements as of December 31, 2023 and 2022 are as follows:

(In thousands)	December 31,	December 31,
	2022(¥)	2023(¥)	2023($)
Total assets	617,631	2,815,206	19,977
Total liabilities	46,528	91,069	646

The consolidated financial statements include the accounts of SYLA Technologies Co., Ltd. and all of its subsidiaries. VIEs, for which SYLA Technologies Co., Ltd. and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Valuation of Inventories

Our inventories mainly consist of real estate properties inventories and solar power plants inventories and containers inventories.

Real estate properties inventories include real estate properties held for sale and real estate properties under development, the vast majority of which are expected to be completed and disposed of within one year of the balance sheet date. Real estate properties held for sale are recorded at the lower of cost or fair value less cost to sell. If an asset’s fair value less cost to sell, based on discounted future cash flows, management estimates or market comparisons, is less than its carrying amount, an allowance is recorded against the asset. Real estate properties under development are carried at cost less impairment, as applicable. The amount of the impairment loss, if any, is calculated as the excess of the asset’s carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons. The classification of cash flows associated with the purchase and sale of real estate properties is based on the activity that is likely to be the predominant source or use of cash flows for the properties.

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

Solar power plants inventories include solar power panels and supplies, solar power plants held for sale and solar power plants under construction, the vast majority of which are expected to be completed and disposed of within one year of the balance sheet date. Solar power panels and supplies are stated at the lower of cost and net realizable value. Cost of solar power panels and supplies is determined using the weighted average cost method. Adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated net realizable value based on historical and forecast demand, and promotional environment. Solar power plants held for sale are recorded at the lower of cost or fair value less cost to sell. If an asset’s fair value less cost to sell, based on discounted future cash flows, management estimates or market comparisons, is less than its carrying amount, an allowance is recorded against the asset. Solar power plants under construction are carried at cost less impairment, as applicable. The cost basis of solar power plants under construction includes acquisition costs, construction and installation costs, development costs, interest and financing costs incurred on debt during the construction phase and other costs. The amount of the impairment loss, if any, is calculated as the excess of the asset’s carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons. The classification of cash flows associated with the purchase and sale of solar power plants is based on the activity that is likely to be the predominant source or use of cash flows for the items.

Containers inventories represent containerized data centers powered by solar energy, which are stated at the lower of cost and net realizable value. Cost of containers inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving and obsolete inventories, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment.

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

Revenue from sales of containers

Revenues from the sales of containers are recognized at the point in time when the control of the products has transferred to the customers. The transfer of control is considered complete when the customers accept the products.

Revenue from containers operation and management services

Revenues from containers operation and management services are recognized over time when customers receive and consume the benefits provided by the Company’s performances, which typically include containerized data center inspection, performance engineering analysis, maintenance, repair, environmental and security services, under the terms of service arrangements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Directors and Corporate Auditors

The following table sets forth the names, ages and positions of the members of our board of directors and of our board of corporate auditors as of the date of this annual report. The business address of all of persons identified below is Ebisu Prime Square Tower 7F, 1-1-39, Hiroo, Shibuya-ku, Tokyo, Japan.

Name	Age	Positions Held
Officers and Directors
Hiroyuki Sugimoto	46	Chairman of the Board of Directors, Chief Executive Officer (CEO), Co-President and Director

Yoshiyuki Yuto	47	Chief Operating Officer (COO), Co-President and Director

Takahide Watanabe	42	Director

Takeshi Fuchiwaki	38	Chief Growth Officer (CGO) and Director

Tomoyoshi Uranishi	73	Independent Director

Ferdinand Groenewald	39	Independent Director

Keiji Torii	76	Independent Director

Yozo Tachibana	53	Independent Director

Stuart Gibson	60	Independent Director

Ikuo Yoshida	65	Corporate Auditor (full-time)

Yoshihide Sugimoto	43	Corporate Auditor

Keiko Yokoyama	52	Corporate Auditor

* Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

Biographical Information

The following is a summary of certain biographical information concerning our directors and corporate auditors.

Directors

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

Takahide Watanabe

Mr. Watanabe has served as a director of SYLA Technologies Co., Ltd. since March 2017. From April 2022 to April 2024, Mr. Watanabe also served as Chief Strategy Officer of SYLA Technologies Co., Ltd. In April 2024, Mr. Watanabe was appointed as Director, Head of Administration of RIBERSUTE CORPORATION. He has also been a director of SYLA Solar Co., Ltd. and SYLA Co., Ltd, each wholly owned subsidiary of SYLA Technologies Co., Ltd., since February 2022 and October 2020, respectively. From March 2017 through April 2022, Mr. Watanabe served as General Manager of SYLA Technologies Co., Ltd. Mr. Watanabe graduated from Waseda University School of Law in 2005. Mr. Watanabe does not and has not previously served as a director of any reporting company.

Takeshi Fuchiwaki

Mr. Fuchiwaki has served as a director of SYLA Technologies Co., Ltd. since June 2023. From January 2022 to date. Mr. Fuchiwaki has also served as the Chief Growth Officer of SYLA Technologies Co., Ltd. since January 2022. He has also served as the Chief Executive Officer of SYLA Solar Co. Ltd., a wholly owned subsidiary of SYLA Technologies Co., Ltd., since February 2022. From August 2010 to December 2021, Mr. Fuchiwaki held several positions with GE Healthcare. From October 2009 to July 2010, he was an Associate at PricewaterhouseCoopers. Mr. Fuchiwaki received a degree in Supply Chain Management from the Pennsylvania State University in 2013.

Independent Directors

Tomoyoshi Uranishi

Mr. Uranishi has served as an independent director of SYLA Technologies Co., Ltd. since April 2020. From December 2018 to June 2021, he served as auditor (part-time) at fundbook Inc., a merger and acquisition advisor Japanese company. From July 2013 to November 2018, Mr. Uranishi served as a Senior Executive Officer, Deputy Director General at Bic Camera Co. Ltd. in Japan. From April 1974 to June 2003, he served as Deputy Director General at the former Ministry of Finance (now Ministry of Finance) in Japan. Mr. Uranishi graduated from the University of Tokyo in 1974 with a degree in Economics. Mr. Uranishi does not and has not previously served as a director of any reporting company.

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

Keiji Torii

Mr. Torii has served as an independent director of SYLA Technologies Co., Ltd. since July 2023. He has served as a corporate auditor of SYLA Technologies Co., Ltd. since April 2018 to June 2023. Since April 2015, he has served as an advisor to SYLA Technologies Co., Ltd. Mr. Torii graduated from the Faculty of Economics at Keio University in 1971.

Yozo Tchibana

Mr. Tachibana has served as an independent director of SYLA Technologies Co., Ltd. since July 2023. He served as President and Representative Director of Rakuten Baseball, Inc. since 2012. President and Representative Director of PROSPER Inc. (to present), President and Representative Director of Shiogama Port (to present) since 2022. Mr. Tachibana graduated from the Policy Studies at Keio University in 1971.

Stuart Gibson

Mr. Gibson has served as an independent director of SYLA Technologies Co., Ltd. since July 2023. Appointed as Director in 2016 and re-designated as Executive Director in February 2019, Mr. Stuart Gibson is a co-founder of ESR Group and has been the co-CEO of the Group since January 2016. He was also the co-founder and CEO of the Redwood group from July 2006 until the 2016 merger.

Corporate Auditors

Ikuo Yoshida

Mr. Yoshida has served as a full-time corporate auditor of SYLA Technologies Co., Ltd. since April 2021. From October 2004 to July 2017, he served as a Corporate Auditor of Toshiba Digital Solutions Corporation. Mr. Yoshida received his Master’s degree from Tokyo Institute of Technology in 1983.

Yoshihide Sugimoto

Mr. Sugimoto has served as a corporate auditor of SYLA Technologies Co., Ltd. and SYLA Co., Ltd. since April 2022. He has served as an independent director of Avex Inc., NATTY SWANKY holdings Co., Ltd. and Brangista Inc. since June 2020, September 2018, and December 2015, respectively. He has also served as a corporate auditor of GROWTH POWER Inc. and Ai Robotics Inc. since January 2022 and January 2021, respectively. Mr. Sugimoto graduated from Waseda University School of Law in 2003.

Keiko Yokoyama

Ms. Yokoyama has served as a corporate auditor of SYLA Technologies Co., Ltd. Since July 2023. She has served as an independent director (Member of the Audit Committee) of Karadanote Inc. since 2021. Ms. Yokoyama graduated from Tokyo Woman’s Christian University in 1994.

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

Board Diversity Matrix (As of May 13, 2024)
Country of Principal Executive Offices	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	-	9	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

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

B. Compensation

Compensation of our Executive Officers, Directors and Corporate Auditors

Remuneration to our executive officers is comprised of base compensation. In the fiscal year ended December 31, 2023, we paid an aggregate of approximately ¥249,336,000 (US$1,769,344.3) to our executive officers who were paid over US$100,000 in 2023, namely Hiroyuki Sugimoto, Yoshiyuki Yuto, Takahide Watanabe, Takeshi Fuchiwaki, who were paid ¥138,840,000 (US$985,239.85), ¥69,936,000 (US$496,281.57), ¥18,480,000 (US$131,138.23), ¥22,080,000 (US$156,684.64), respectively. We paid an aggregate of approximately ¥225,144,500 (US$1,708,098) to our executive officers who were paid over US$100,000 in 2022, namely Hiroyuki Sugimoto, Yoshiyuki Yuto, Takahide Watanabe, Takeshi Fuchiwaki who were paid ¥129,290,000 (US$980,882), ¥64,612,000 (US$490,190), ¥14,540,000 (US$110,310), ¥16,702,500 (US$126,716), respectively. In the fiscal year ended December 31, 2021, we paid an aggregate of approximately ¥165,990,000 to our executive officers who were paid over US$100,000 in 2021, namely Hiroyuki Sugimoto, Yoshiyuki Yuto, and Masaaki Kawakami, who were paid ¥101,880,000, ¥49,380,000, and ¥14,730,000, respectively. The Company did not grant any stock options and did not provide discretionary bonuses during the fiscal years ended December 31, 2022 and 2021. We have not set aside pension, retirement, or other benefits for our executive officers.]

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

In 2022, our shareholders approved an aggregate compensation allowance of no more than ¥300,000,000 per year for our directors. In 2021, our shareholders also approved an aggregate compensation allowance of no more than ¥20,000,000 per year for our corporate auditors.

The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors in fiscal year 2023, including by the type of remuneration and the number of persons in each category.

(in thousands, except stock options and number of persons in category) Category of directors and corporate auditors	Total amount of remuneration	Base compensation	Number of persons in category
Executive directors (1)	¥249,336	¥249,336	4
Independent directors (2)	¥17,871	¥17,871	5
Full-time outside corporate auditor (3)	¥6,660	¥6,660	1
Outside corporate auditors (4)	¥7,200	¥7,200	2

(1) Consist of Messrs. Hiroyuki Sugimoto, Yoshiyuki Yuto, Takahide Watanabe and Takeshi Fuchiwaki

(2) Consist of Messrs. Tomoyoshi Uranishi. Ferdinand Groenewald, Yozo Tachibana, Stuart Gibson and Keiji Torii.

(3) Our full-time outside corporate auditor is Ikuo Yoshida.

(4) Consists of Yoshihide Sugimoto, and Keiko Yokoyama.

Independent Director Agreement - Ferdinand Groenewald

Ferdinand Groenewald is an independent director of our Company. Ferdinand Groenewald entered into an Independent Director Agreement with our Company as of December 5, 2022. Pursuant to the terms of the Independent Directors Agreement, Mr. Groenewald will be paid the sum of ¥4,070,700 (US$28,887) annually for director’s service as a director of the Company, to be paid ¥339,225 (US$2,407) per month, payable within five business days of the end of each month, and with such amount for any partial calendar month being appropriately prorated.

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

Stock Options and Stock Acquisition Right

From May 2014 to September 2023, the Company granted stock options for the purchase of shares of the Company’s common shares to directors, auditors and Company employees 10 times as shown in the table below. The purpose is to strengthen a corporate culture in which the directors, auditors and employees of the Company share in mutual success and reconcile the interests of the employees with those of the shareholders. The Company’s grant of stock options prohibits the transfer of options. If a holder of stock options ceases to be a director, auditor or employee of the Company, such stock options will be forfeited except under limited circumstances or if the Board of Directors of the Company decides otherwise. The following table provides a summary of stock options issued by the Company since 2014.

Issue name	Issue Date	Expiration date	Exercise price (Per share)	Common shares (Grant Number)
Batch 1	05/31/2014	04/30/2024	¥8,000	19,700
Batch 3	12/30/2014	12/30/2024	¥8,000	1,000
Batch 4	06/08/2017	05/31/2027	¥11,600	300
Batch 5	10/01/2017	04/30/2024	¥8,000	28,800
Batch 6	03/30/2018	02/28/2028	¥33,320	640
Batch 7	11/30/2020	07/31/2030	¥45,140	870
Batch 8	07/30/2021	07/31/2031	¥48,060	50
Batch 9	11/09/2022	Ten (10) years from the Listing Date	Initial exercise price is US$0.01	5,771
Batch10	4/20/2023	3/30/2028	Initial exercise price is US$10	1,312

Of the stock options granted as per the above table, stock options to acquire 1,619 shares of the Company’s common shares have forfeited and stock options to acquire 53,278 shares of the Company’s common shares remain outstanding as of December 31, 2023.

The balance of stock options with respect to common shares granted to the directors and auditors of the Company is as follows:

Name	Date of grant	Exercise Period Start Date	Exercise Period End Date	Exercise Price (Per share)	Stock Options Tab. Grant Total	Stock Options Tab. To be the basis Normal Shares Total
Batch 1	05/31/2014	05/24/2016	04/30/2024	¥8,000	192 (1)	16,200
Batch 4	06/08/2017	06/07/2019	05/31/2027	¥11,600	3 (1)	200
Batch 5	10/01/2017	10/01/2017	04/30/2024	¥8,000	270 (1)	27,000
Batch 6	03/30/2018	03/13/2020	02/28/2028	¥33,320	10 (2)	10
Batch 7	11/30/2020	08/26/2022	07/31/2030	¥45,140	590 (2)	590

(1) Each stock option is exercisable for 100 common shares.

(2) Each stock option is exercisable for one common share.

Compensation Recovery Policy

On November 28, 2023, the Board approved the Compensation Recovery Policy (the “Clawback Policy”), which complies with the SEC’s newly adopted clawback rules as required under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Clawback Policy provides that in the event we are required to prepare a financial restatement, we shall, subject to certain limited exceptions as described in the Clawback Policy, recover certain incentive-based compensation from certain covered executives. Compensation that shall be recovered under the Clawback Policy generally includes incentive-based compensation received during the three-year period prior to the applicable restatement date that exceeds the amount that otherwise would have been received by such covered executive had such compensation been determined based on the restated amounts in the financial restatement. A copy of the Clawback Policy is attached hereto as Exhibit 97.1.

C. Board Practices

Corporate Governance Practices

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

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

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every three months. Under the Companies Act and our articles of incorporation, our Company shall have no more than ten, directors on our board of directors. Our board of directors is currently comprised of nine directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

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

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. Our board of directors is currently comprised of nine directors, four of whom (Hiroyuki Sugimoto, Yoshiyuki Yuto, Takahide Watanabe and Takeshi Fuchiwaki) are considered non-independent directors and five of which (Tomoyoshi Uranishi, Ferdinand Groenewald, Keiji Torii, Yozo Tachibana and Stuart Gibson), are considered “independent”, as determined in accordance with the Nasdaq rules, and also satisfy the requirements for an outside (or independent) director under the Companies Act.

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

For Japanese companies, including SYLA Technologies, which employ a corporate governance system based on a board of corporate auditors (the board of corporate auditor system), the Companies Act has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the members of the board of corporate auditors, who are separate from SYLA Technologies’ management.

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

As of December 31, 2023, SYLA Technologies had three members of the board of corporate auditors, all of whom were “outside” members of the board of corporate auditors.

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

As of December 31, 2023, SYLA Technologies had three members of the board of corporate auditors. Each member of the board of corporate auditors serves a four-year term of office. In contrast, the term of office of each director of SYLA Technologies is one year.

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

Code of Business Conduct

Our board of directors has adopted a written code of business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents

Limitation of Liability of Directors and Corporate Auditors

In accordance with our articles of incorporation, and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with our non-executive directors and corporate auditors, respectively, to limit his or her liability to our Company for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided, that, the amount of such limited liability is the amount stipulated in applicable laws and regulations, whichever is higher. Tomoyoshi Uranishi, Ferdinand Groenewald, Keiji Torii, Yozo Tachibana and Stuart Gibson are considered independent, non-executive directors within the meaning of the Companies Act. We have entered into limitation of liability agreements with our non-executive director or corporate auditors.

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

D. Employees

Employees

As of May 15, 2024, SYLA Technologies Co., Ltd. and its subsidiaries had in aggregate 138 full-time employees and 2part-time employees as follows:

Function	Full-Time Employees	Part-Time Employees
Technologies	14	1
Sales and Marketing	37	-
Development	31	-
Construction	21	-
Solar	13	-
Management (Finance, HR, General Admin)	22	1

None of our employees is represented by a union. We consider our relations with our employees to be good.

E. Share ownership

For information regarding the share ownership of our directors and executive officers, please see “Item 7.A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares, as of December 31, 2023, by:

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

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) as of December 31, 2023, based on 260,891 common shares outstanding and 48,787 common shares subject to options that are currently exercisable, which are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o SYLA Technologies Co., Ltd., Ebisu Prime Square Tower 7F, 1-1-39, Hiroo, Shibuya-ku, Tokyo, Japan.

	Common Shares Beneficially Owned (1)
Name of Beneficial Owner	Shares	Percentage
Named Directors, and Corporate Auditors:
Hiroyuki Sugimoto (2)	162,685	52.53%
Yoshiyuki Yuto (3)	46,683	15.07%
Takahide Watanabe	350	* %
Takeshi Fuchiwaki	-	-%
Tomoyoshi Uranishi	10	-%
Ferdinand Groenewald	-	-%
Keiji Torii	180	* %
Yozo Tachibana	2,700	* %
Stuart Gibson		%
Ikuo Yoshida	-	-%
Yoshihide Sugimoto	-	-%
Keiko Yokoyama	-	-%
All named directors, and corporate auditors as a group (twelve persons)	212,608	68.65%
5% or more Shareholders:		%
SY Co., Ltd. (4)	113,620	36.68%
Japan Investment Inc. (5)	20,250	6.53%

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

(2) Represents: (i) 24,935 common shares directly beneficially owned by Hiroyuki Sugimoto; (ii) 113,620 common shares held by SY Co., Ltd., which is 53.82% owned by Hiroyuki Sugimoto, our Chairman of the Board, Chief Executive Officer and Co-President, and 46.18% owned by Yoshiyuki Yuto, Co-President and Chief Operating Officer. Since Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., Ltd., he may unilaterally vote and dispose of these shares and, therefore, may be deemed to be the beneficial owner of all of 113,620 common shares. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of these common shares (52,469 shares) as they are attributable to Yoshiyuki Yuto’s ownership interest in SY Co., Ltd.; and (iii) represents 3,880 common shares held by SY Consulting Co., Ltd., which is 100% owned by Hiroyuki Sugimoto, our Chief Executive Officer and Co-President. As Mr. Sugimoto has sole voting and dispositive power over these shares, he may be deemed to be the beneficial owner of these common shares.

(3) Represents 24,783 common shares directly beneficially owned by Yoshiyuki Yuto. Although Yoshiyuki Yuto, our Co-President and Chief Operating Officer, has a 46.18% ownership interest in SY Co., Ltd., which holds 113,620 common shares, since Mr. Sugimoto has a controlling interest (53.82%) in SY Co., Ltd., Mr. Sugimoto (rather than Yoshiyuki Yuto) will be deemed to have beneficial ownership over all of the shares as he has sole voting and dispositive power over these common shares (including the 52,469 shares attributable to Yoshiyuki Yuto).

(4) Represents 113,620 common shares held by SY Co., Ltd., which is 53.82% owned by Hiroyuki Sugimoto, our Chief Executive Officer and Co-President, and 46.18% owned by Yoshiyuki Yuto, our Co-President and Chief Operating Officer. Since Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., Ltd., he may unilaterally vote and dispose of these shares and, therefore, may be deemed to be the beneficial owner of all of 113,620 common shares. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of these common shares (52,469 shares) as they are attributable to Yoshiyuki Yuto’s ownership interest in SY Co., Ltd.

(5) Japan Investment Inc. is owned by Mr. Nobuyuki Matsukura. Mr. Matsukura has sole voting and dispositive power over these common shares and thus is deemed to beneficially own these common shares. Japan Investment Inc.’s address is at Sumitomo Fudosan Toranomon Tower 20F, 2-2-1 Toranomon, Minato-ku, Tokyo 105-0001, Japan.

B. Related Party Transactions

Please refer to Part III. NOTE 18, RELATED PARTY TRANSACTIONS for more information.

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

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9.A. Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Incorporation of SYLA Technologies Co., Ltd.

The information set forth in Exhibits 1.1, 1.2 and 2.3 to this annual report are incorporated herein by reference.

C. Material Contracts

Loans

During the period from January 1, 2022 through May 15, 2024, the Company entered into various loans with banks and financial institutions for working capital purpose and for the purpose of purchasing and constructing real estate properties and solar power plants and systems.

Leases

During the period from January 1, 2022 through May 15, 2024, the Company entered into various lease agreements for the purpose of subleasing.

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

Warrant

On April 4, 2023, the Company issued to Boustead Securities a warrant to purchase 131,200 ADSs (the “Representative’s Warrant”) representing 7% of the 1,875,000 ADSs sold in the Offering. The Representative’s Warrant will be exercisable beginning on April 4, 2023 until March 30, 2028. The initial exercise price of Representative’s Warrant will be $10.00 per ADS.

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

Share Transfer Agreement

On November 15, 2023, the Company entered into a Share Transfer Agreement (the “Share Transfer Agreement”) among the Company, Jun Planning Corporation (“Seller 1”), Nobukazu Kawai (“Seller 2”), Junji Kawai (“Seller 3”), and Akie Kawai (“Seller 4” and collectively with Seller 1, Seller 2 and Seller 3, the “Sellers”) regarding the sale of shares of RIBERESUTE CORPORATION (“Riberesute”) owned by the Sellers to the Company. Riberesute is a Japan-based developer and seller of family-type condominiums and is listed on the Tokyo Stock Exchange.

Pursuant to the terms of the Share Transfer Agreement, the Sellers agreed to sell to the Company, and the Company agreed to purchase from the Sellers, an aggregate of 2,158,800 shares of Riberesute, representing approximately 20.39% of the outstanding shares of Riberesute, in exchange for an aggregate purchase price of ¥1,988,254,800 (US$14,109,103) as follows:

Seller	Number of Shares	Percentage of Outstanding Shares	Purchase Price (¥)
Seller 1	1,668,400	15.75%	1,536,596,400
Seller 2	264,400	2.50%	243,512,400
Seller 3	224,000	2.12%	206,304,000
Seller 4	2,000	0.02%	1,842,000
Total	2,158,800	20.39%	1,988,254,800

The Share Transfer Agreement contains certain covenants, representations and warranties customary for an agreement of this type. The purchase of the Riberesute shares from the Sellers, as contemplated by the Share Transfer Agreement, closed on January 12, 2024. As a result of the closing, the Company believes that it is the largest Riberesute shareholder.

Capital and Business Alliance Agreement

On January 23, 2024, the Company and Riberesute entered into a Capital and Business Alliance Agreement (the “Alliance Agreement”). Pursuant to the terms of the Alliance Agreement, Riberesute agreed that it would not, without the Company’s prior consent and insofar as it does not violate the principle of equality of shareholders, take any of the following actions or cause any third party to take any of the following actions:

1.	Capital alliance with other third parties, business alliance or cooperation involving activities that are equivalent or similar to all or part of the Business Alliance, and negotiation, provision of information, or communication related to any other activities that make the formation of the Business Alliance difficult.
2.	Introducing existing shareholders to third parties and other actions facilitating the purchase of shares of Riberesute Group companies by third parties.

In addition, the Alliance Agreement provides that both companies will promote joint activities and other collaboration, including with respect to:

1.	Complementary products
2.	Complementary geographic coverage
3.	Expansion of real estate crowdfunding business
4.	Promotion of internet marketing
5.	Real estate development

Riberesute also agreed not to enter into any business alliance or other cooperation with any other third party involving activities that are the same as or similar to all or part of the activities of the Business Alliance without the Company’s prior written consent.

The Alliance Agreement contains certain covenants, representations and warranties customary for an agreement of this type.

Basic Agreement on Collaboration

On December 8, 2023, the Company entered into a Basic Agreement on Collaboration (“BlackRock Collaboration Agreement”) with BlackRock Japan Co., Ltd. (“BlackRock”).

Pursuant to the terms of the BlackRock Collaboration Agreement, the Company agreed to refer to BlackRock such condominiums developed and sold by the Company that it determines, in its sole discretion are suitable for acquisition by an affiliate of BlackRock. The Company is not obligated to introduce properties to BlackRock, nor is it obligated to secure referred properties for acquisition by a BlackRock affiliate. BlackRock agreed to have its affiliate acquire the referred land that it, in its sole discretion, determines to be suitable for acquisition by one of the BlackRock affiliates.

Pursuant to the terms of the BlackRock Collaboration Agreement, the Company agreed to refer to BlackRock such land for which the Company has obtained a development permit under the City Planning Law that it determines, in its sole discretion, to be suitable for acquisition by an affiliate of BlackRock. The Company is not obligated to introduce such properties to BlackRock, nor is it obligated to secure referred properties for acquisition by a BlackRock affiliate. BlackRock agreed to have its affiliate acquire the referred land that it, in its sole discretion, determines to be suitable for acquisition by one of the BlackRock affiliates.

The BlackRock Collaboration Agreement has a term of one year, and will be extended for another one year on the same terms and conditions unless either party notifies the other of its refusal to renew at least one month prior to the end of the term.

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

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by our Company on shares or ADSs, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding tax payers need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (which we refer to as “Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (which we refer to as “Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings and other financial liabilities. The sensitivity analyses in the following sections relate to our positions as of December 31, 2023.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives, and the proportion of financial instruments in foreign currencies are all constant, and on the basis of the hedge designations in place as of December 31, 202. The analyses exclude the impact of movements in market variables on provisions. The analyses also assume that the sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on December 31, 2023, including the effect of hedge accounting.

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

Our borrowings of JPY23,243,757 thousand (US$164,943 thousand) as of December 31, 2023 consist of fixed interest rate loans of JPY7,003,273 thousand (US$49,697 thousand) and variable interest rate loans of JPY16,240,484 thousand (US$115,246 thousand). An increase of interest rates by 100 basis points on our variable interest rate loans would increase our interest expense by JPY149,199 thousand (US$1,059 thousand). If the increase were applied to all the fixed interest rate loans, the total impact to our interest expense would be JPY58,941 thousand (US$418 thousand).

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

An impairment analysis is performed at each reporting date for major accounts on an individual basis. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 2 to our audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this annual report. We do not hold collateral as security. We believe that the concentration of risk with respect to trade receivables is minimal. This is because we believe that nearly all of our receivable from consumers are collectable since cash receipts and performance obligation satisfaction occurred almost simultaneously. In 2021, we constructed and sold two buildings to a single customer, Mitsui & Co. Digital Asset Management, which accounted for 24.12% of our total revenues in 2021. In 2022, we constructed and sold seven buildings to a single customer, Mitsui & Co. Digital Asset Management, which accounted for 34.59% of our total revenues in 2022. In 2023, we constructed and sold three buildings to the private fund managed by BlackRock’s Real Estate Division, which accounted for 26.27% of our total revenues in 2023.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, as of December 31, 2023, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the existence of material weaknesses, as described below.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. Our material weaknesses are that (1) we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements; and (2) lack of control procedures implemented to ensure the Company’s related party transactions are approved in accordance with the established policy.

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

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weaknesses described above. In 2024, we will continue to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weakness in a timely manner. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

MaloneBailey, LLP (which we refer to as “MaloneBailey”) has served as our independent registered public accounting firm for the years ended December 31 2023 and 2022. The following table sets out the aggregate fees for professional audit services and other services rendered by MaloneBailey for each of the years ended December 31, 2023 and 2022. The engagement of the auditor was approved by the Board of the Company’s Corporate Auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

Year ended December 31
(in thousands)	2023	2022
Audit Fees (1)	¥105,059	¥104,743
Audit-Related Fees (2)	38,825	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	¥143,884	¥104,743

(1)	Audit Fees of MaloneBailey for 2023 and 2022 were for professional services associated with the annual audit of our audited consolidated financial statements and the reviews of our interim condensed consolidated financial statements.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.

(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning. No such services were incurred in 2023 or 2022.

(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees. No such services were incurred in 2023 or 2022.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the NASDAQ listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the NASDAQ listing standards. Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

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

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every three months. Under the Companies Act and our articles of incorporation, our Company shall have no more than ten, directors on our board of directors. Our board of directors is currently comprised of nine directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

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

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. Our board of directors is currently comprised of nine directors, four of whom (Hiroyuki Sugimoto, Yoshiyuki Yuto, Takahide Watanabe and Takeshi Fuchiwaki) are considered non-independent directors and five of which (Tomoyoshi Uranishi, Ferdinand Groenewald, Keiji Torii, Yozo Tachibana and Stuart Gibson), are considered “independent”, as determined in accordance with the Nasdaq rules, and also satisfy the requirements for an outside (or independent) director under the Companies Act.

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

Differences in Corporate Governance from Nasdaq Capital Market Listing Rules

Companies listed on the Nasdaq Capital Market must comply with certain standards regarding corporate governance under Rule 5605 of the Nasdaq Listing Rules. However, listed companies that are foreign private issuers, such as we will be, are permitted to follow home country practice in lieu of certain provisions of Rule 5605 of the Nasdaq Listing Rules. There are certain significant differences between the corporate governance practices followed by U.S. listed companies under Rule 5605 of the Nasdaq Listing Rules and those followed by SYLA Technologies. See Item 6.C., “Board Practices,” including the table showing such significant differences, which table is incorporated herein by reference.

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

ITEM 16K. CYBERSECURITY

We have implemented cybersecurity risk management measures intended to protect the confidentiality, integrity, and availability of our critical systems and information, primarily by the Information System Unit. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

We consider cybersecurity risk through our Risk Compliance Committee as part of its risk oversight function. In addition, our management updates our board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats. The Information System Unit has primary responsibility for our overall cybersecurity risk management program. Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment.

PART III.

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

SYLA Technologies Co., Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SYLA Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SYLA Technologies Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Tokyo, Japan

May 15, 2024

SYLA TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Japanese Yen (“JPY”), except for share data)

	As of December 31,
	2023	2022

ASSETS
Current assets
Cash and cash equivalents	4,017,311	2,542,795
Restricted cash	569,469	168,630
Term deposits	233,505	160,089
Short-term investments	89,482	-
Accounts receivable, net	162,690	67,776
Inventories	16,849,935	10,517,193
Prepaid expenses, net	357,104	647,534
Other current assets, net	304,271	185,350
Current assets of discontinued operations	-	10,600
Total current assets	22,583,767	14,299,967

Non-current assets
Restricted cash, non-current	25,180	76,578
Long-term deposits	9,300	30,511
Long-term investments, net	490,437	413,805
Property, plant and equipment, net	11,889,701	10,231,057
Solar power systems, net	476,778	361,422
Intangible assets, net	133,226	194,361
Goodwill	730,776	727,701
Operating lease right-of-use assets	2,409,255	2,597,500
Finance lease right-of-use assets	11,980	11,396
Other assets, net	1,324,027	848,676
Total non-current assets	17,500,660	15,493,007

TOTAL ASSETS	40,084,427	29,792,974

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	559,420	419,058
Accrued liabilities	277,425	159,533
Short-term loans	1,692,599	697,179
Current portion of long-term loans	7,243,022	1,030,850
Current portion of long-term bonds	107,601	126,525
Deferred revenue	165,262	228,426
Income tax payables	466,872	431,418
Operating lease liabilities, current	433,725	427,856
Finance lease liabilities, current	4,158	4,821
Other current liabilities	1,047,016	1,603,498
Current liabilities of discontinued operations	-	3,308
Total current liabilities	11,997,100	5,132,472

Non-current liabilities
Long-term loans	14,308,136	15,257,106
Long-term bonds	97,549	205,769
Operating lease liabilities, non-current	1,958,689	2,175,786
Finance lease liabilities, non-current	8,040	6,795
Other liabilities	534,228	448,356
Total non-current liabilities	16,906,642	18,093,812

TOTAL LIABILITIES	28,903,742	23,226,284

EQUITY
Capital stock (900,000 shares authorized, 260,891 and 239,489 shares issued and outstanding as of December 31, 2023 and 2022, respectively, with no stated value)	100,000	161,580
Capital surplus	4,988,126	2,987,795
Treasury stock, at cost (142 and nil shares as of December 31, 2023 and 2022, respectively)	(13,631)	-
Retained earnings	3,413,644	2,767,001
Total SYLA Technologies Co., Ltd.’s equity	8,488,139	5,916,376
Noncontrolling interests	2,692,546	650,314
TOTAL EQUITY	11,180,685	6,566,690
TOTAL LIABILITIES AND EQUITY	40,084,427	29,792,974

The accompanying notes are an integral part of these consolidated financial statements.

SYLA TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of JPY, except for share and per share data)

	For the Years Ended December 31,
	2023	2022	2021

Revenues, net	22,743,410	22,055,785	16,665,382
Cost of revenues	(17,205,966)	(18,451,969)	(13,516,293)
Gross profit	5,537,444	3,603,816	3,149,089
Operating expenses
Selling, general and administrative expenses	(4,096,346)	(2,825,104)	(2,466,731)
Total operating expenses	(4,096,346)	(2,825,104)	(2,466,731)

Income from continuing operations	1,441,098	778,712	682,358

Other income (expenses)
Other income	146,787	201,954	43,951
Income (loss) from equity method investments	(1,689)	(748)	109
Other expenses	(570,856)	(323,977)	(226,346)
Total other expenses	(425,758)	(122,771)	(182,286)
Income from continuing operations before income taxes	1,015,340	655,941	500,072
Income tax expense	(265,979)	(345,180)	(221,384)
Net income from continuing operations	749,361	310,761	278,688
Income (loss) from discontinued operations, net of income taxes	(6,742)	78,628	-
Net income	742,619	389,389	278,688
Net income from continuing operations attributable to noncontrolling interests	61,187	4,329	1,199
Net loss from discontinued operations attributable to noncontrolling interests	-	(9,895)	-
Less: net income (loss) attributable to noncontrolling interests	61,187	(5,566)	1,199
Net income attributable to SYLA Technologies Co., Ltd.	681,432	394,955	277,489

Net income from continuing operations per share
- Basic	2,698.42	1,280.25	1,201.09
- Diluted	2,263.36	1,081.45	1,022.40

Income (loss) from discontinued operations per share
- Basic	(26.44)	369.84	-
- Diluted	(22.17)	312.41	-

Net income attributable to SYLA Technologies Co., Ltd. per share
- Basic	2,671.99	1,650.09	1,201.09
- Diluted	2,241.19	1,393.86	1,022.40

Weighted average shares used in calculating basic and diluted net income per share
- Basic	255,028	239,353	231,031
- Diluted	304,049	283,354	271,409

Comprehensive income
Net income	742,619	389,389	278,688
Other comprehensive income, net of tax
Reclassification of unrealized loss on available-for-sale debt securities to net income when realized, net of tax effect of nil, nil, and 175 for the years ended December 31, 2023, 2022 and 2021, respectively	-	-	396
Other comprehensive income, net of tax	-	-	396
Comprehensive income	742,619	389,389	279,084
Comprehensive income (loss) attributable to noncontrolling interests	61,187	(5,566)	1,199
Comprehensive income attributable to SYLA Technologies Co., Ltd.	681,432	394,955	277,885

The accompanying notes are an integral part of these consolidated financial statements.

SYLA TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts in thousands of JPY)

	Capital Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
Balance as of December 31, 2020	457,636	1,889,383	-	2,111,011	(396)	-	4,457,634
Issuance of capital stock	55,000	45,926	-	-	-	-	100,926
Deemed contribution in connection with reorganization	-	146,298	-	-	-	-	146,298
Net income	-	-	-	277,489	-	1,199	278,688
Reclassification of unrealized loss on available-for-sale debt securities to net income when realized, net of tax effect of 175	-	-	-	-	396	-	396
Stock based compensation	-	11,564	-	-	-	-	11,564
Reclassification between capital stock and capital surplus	(357,636)	357,636	-	-	-	-	-
Capital stock issued for acquisition of subsidiary	-	259,001	-	-	-	-	259,001
Noncontrolling interests arising from acquisition of subsidiary	-	-	-	-	-	199,829	199,829
Capital contribution from anonymous partnerships	-	-	-	-	-	132,560	132,560
Declaration of dividend	-	-	-	(4,560)	-	-	(4,560)
Balance as of December 31, 2021	155,000	2,709,808	-	2,383,940	-	333,588	5,582,336
Deemed contribution in connection with reorganization	-	264,827	-	-	-	-	264,827
Net income (loss)	-	-	-	394,955	-	(5,566)	389,389
Stock based compensation	-	6,580	-	-	-	-	6,580
Exercise of stock options	6,580	6,580	-	-	-	-	13,160
Noncontrolling interests arising from acquisition of subsidiary	-	-	-	-	-	2,003	2,003
Capital contribution from anonymous partnerships	-	-	-	-	-	403,480	403,480
Distribution to anonymous partnerships	-	-	-	-	-	(79,851)	(79,851)
Capital return to anonymous partnerships	-	-	-	-	-	(3,340)	(3,340)
Declaration of dividend	-	-	-	(11,894)	-	-	(11,894)
Balance as of December 31, 2022	161,580	2,987,795	-	2,767,001	-	650,314	6,566,690
Share issuance upon initial public offering, net of issuance costs	900,817	819,214	-	-	-	-	1,720,031
Net income	-	-	-	681,432	-	61,187	742,619
Stock based compensation	34,391	167,523	-	-	-	-	201,914
Exercise of stock options	6,001	6,001	-	-	-	-	12,002
Purchase of noncontrolling interests	-	4,804	-	-	-	(20,804)	(16,000)
Repurchase of common shares	-	-	(13,631)	-	-	-	(13,631)
Reclassification between capital stock and capital surplus	(1,002,789)	1,002,789	-	-	-	-	-
Capital contribution from anonymous partnerships	-	-	-	-	-	2,732,130	2,732,130
Distribution to anonymous partnerships	-	-	-	-	-	(32,493)	(32,493)
Capital return to anonymous partnerships	-	-	-	-	-	(666,900)	(666,900)
Capital return and distribution payable to anonymous partnership	-	-	-	-	-	(30,888)	(30,888)
Declaration of dividend	-	-	-	(34,789)	-	-	(34,789)
Balance as of December 31, 2023	100,000	4,988,126	(13,631)	3,413,644	-	2,692,546	11,180,685

The accompanying notes are an integral part of these consolidated financial statements.

SYLA TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of JPY)

	For the Years Ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	742,619	389,389	278,688
Income from discontinued operations, net of income taxes	(6,742)	78,628	-
Net income from continuing operations	749,361	310,761	278,688
Adjustments to reconcile net income from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization expense	300,864	307,456	151,638
Impairment loss on long-term investments	-	22,847	-
Impairment loss on property, plant and equipment	11,617	-	-
Asset retirement obligations accretion expense	75	332	-
Fair value change of short-term investments	3,501	(15,825)	(1,063)
Fair value change of long-term investments	(30,734)	9,686	(9,874)
Loss (income) from equity method investments	1,689	748	(109)
Allowance for credit losses	48,308	18,137	5,791
Loss on disposal of property, plant and equipment	1,871	9,428	9,425
Gain on disposal of solar power systems	-	(13,098)	-
Revenue from sales of inventories transferred from property, plant and equipment and solar power systems	(525,432)	-	-
Non-cash lease expense	424,838	463,926	470,358
Loss on modification of operating lease contracts	651	29	97
Gain on sale-leaseback transactions	(24,988)	-	-
Gain on termination of finance lease contract	(28)	-	-
Amortization of debt issuance costs	2,855	3,975	3,561
Deferred income tax benefit	(373,969)	(102,909)	(11,410)
Stock based compensation	201,914	6,580	11,564
Changes in operating assets and liabilities:
Term deposits	(779)	138	(970)
Accounts receivable, net	(75,487)	24,877	28
Inventories	(6,465,203)	(4,861,251)	(270,399)
Prepaid expenses, net	232,617	2,767	84,397
Other current assets, net	(119,284)	(116,222)	(25,744)
Other assets, net	(49,690)	(235,249)	(111,327)
Accounts payable	137,437	252,754	79,910
Accrued liabilities	117,892	100,695	12,961
Other current liabilities	(575,304)	545,401	(136,279)
Income tax payables	35,454	293,787	(89,679)
Deferred revenue	(63,164)	88,635	61,190
Operating lease liabilities	(423,483)	(462,569)	(471,005)
Other liabilities	117,903	(57,548)	(16,651)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES - CONTINUING OPERATIONS	(6,338,698)	(3,401,712)	25,098

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(3,447,047)	(2,059,724)	(1,827,833)
Proceeds from disposal of property, plant and equipment	51,658	28,593	34,979
Purchase of solar power systems	(309,494)	(113,140)	-
Proceeds from disposal of solar power systems	-	18,343	-
Proceeds from sales of inventories reclassified from property, plant and equipment and solar power systems	2,325,454	-	-
Advances to related parties	(500)	(1,317)	(8,156)
Repayments from related parties	500	813	28,277
Proceeds from redemption of life insurance policies	5,404	141,754	-
Purchase of term deposits	(266,564)	(82,600)	(27,874)
Proceeds from maturity of term deposits	215,136	106,043	-
Purchase of short-term investments	(14,994)	(47,576)	(92,094)
Proceeds from sales of short-term investments	66,669	93,259	169,754
Purchase of long-term investments	(178,755)	(39,481)	(21,418)
Proceeds from sales of long-term investments	33,980	11,776	19,799
Purchase of investments in voluntary partnerships	(54,800)	(153,320)	(28,720)
Return of investments in voluntary partnerships	-	10,110	-
Distribution received from voluntary partnerships	7,330	-	-
Cash paid for business combination, net of cash acquired	(5,800)	(553,284)	(175,080)
Proceeds from acquisition of subsidiary, net of cash paid	-	4,000	-
Payments for acquisition of subsidiary’s equity interests from noncontrolling shareholders	(16,000)	-	-
Down payment made for business combination	(89,886)	-	-
NET CASH USED IN INVESTING ACTIVITIES - CONTINUING OPERATIONS	(1,677,709)	(2,635,751)	(1,928,366)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of corporate bonds	-	-	250,000
Repayments for corporate bonds	(130,000)	(160,000)	(120,000)
Payments for bond issuance costs	-	-	(7,280)
Borrowings from short-term and long-term loans	15,160,700	13,545,020	7,554,250
Repayments for short-term and long-term loans	(8,902,079)	(8,230,964)	(6,313,702)
Capital contribution from anonymous partnerships	2,732,130	403,480	132,560
Proceeds from exercise of stock options	12,002	13,160	-
Repurchase of common shares	(13,631)	-	-
Issuance of capital stock	-	-	100,926
Deemed contribution in connection with reorganization	-	264,827	146,298
Distribution to anonymous partnerships	(32,493)	(79,851)	-
Capital return to anonymous partnerships	(666,900)	(3,340)	-
Dividend paid	(34,789)	(11,894)	(4,560)
Repayments for finance lease liabilities	(5,157)	(4,160)	(2,303)
Proceeds from initial public offering, net of issuance costs	1,720,031	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES - CONTINUING OPERATIONS	9,839,814	5,736,278	1,736,189
CASH FLOWS FROM DISCONTINUED OPERATIONS
Net cash provided by operating activities – discontinued operations	550	243,471	-
Net cash provided by investing activities – discontinued operations	-	-	-
Net cash provided by financing activities – discontinued operations	-	-	-
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	550	243,471	-

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,823,957	(57,714)	(167,079)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AS OF THE BEGINNING OF THE YEAR	2,788,003	2,845,717	3,012,796
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AS OF THE END OF THE YEAR	4,611,960	2,788,003	2,845,717

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	414,897	255,415	187,133
Cash paid for income taxes	685,697	266,851	364,058

NON-CASH INVESTING AND FINANCING ACTIVITIES
Liabilities assumed in connection with purchase of property, plant and equipment	7,085	1,958	52,030
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	357,020	508,790	602,560
Remeasurement of operating lease liabilities and right-of-use assets due to lease modification	3,035	92,739	37,142
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	6,720	8,373	2,682
Capital stock issued for acquisition of subsidiary	-	-	259,001
Capital return and distribution payable to anonymous partnership	30,888	-	-

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	4,017,311	2,542,795	2,742,424
Restricted cash, current	569,469	168,630	27,198
Restricted cash, non-current	25,180	76,578	76,095
Total cash, cash equivalents and restricted cash	4,611,960	2,788,003	2,845,717

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

On February 28, 2022, SYLA Tech completed an acquisition of 100% equity interest of SYLA Solar Co., Ltd. (“SYLA Solar”), a company incorporated in Japan on August 1, 2013 and previously known as Nihon Taiyoko Hatsuden Co., Ltd., and its wholly owned subsidiaries, SYLA Power Co., Ltd. (“SYLA Power”) and SYLA O&M Co., Ltd. (“SYLA O&M”). SYLA Power was incorporated in Japan on March 2, 2015 and was previously known as Aichi Electric Power Co., Ltd. SYLA O&M was incorporated in Japan on August 3, 2020 and was previously known as ALMA Co., Ltd. SYLA Solar is a surviving entity of a statutory reorganization authorized on March 31, 2022 involving itself and five subsidiaries (the “five subsidiaries”). On May 1, 2022, the five subsidiaries ceased by dissolution and transferred all of the assets and liabilities to SYLA Solar upon the effectiveness of the reorganization. SYLA Solar is a surviving entity of a statutory reorganization authorized on August 15, 2023 involving itself, SYLA Power and SYLA O&M. On November 1, 2023, SYLA Power and SYLA O&M ceased by dissolution and transferred all of the assets and liabilities to SYLA Solar upon the effectiveness of the reorganization. The statutory reorganization has been accounted for as a recapitalization between entities under common control since the same controlling shareholders controlled SYLA Solar, the five subsidiaries, SYLA Power and SYLA O&M before and after the transaction.

SYLA Biotech Co., Ltd. (“SYLA Biotech”), previously known as RE100.com Co., Ltd., was co-established by SYLA Tech and Makoto Ariki, a 5% shareholder of SYLA Brain, in Japan on April 27, 2022. SYLA Tech and Makoto Ariki each owned 50% equity interest of SYLA Biotech until September 13, 2022. SYLA Tech’s ownership interest in SYLA Biotech was further increased to 60% as a result of share issuance on September 14, 2022, and eventually increased to 100% upon the acquisition of the remaining 40% equity interest from noncontrolling shareholders on December 15, 2023.

SYLA Co incorporated its wholly-owned subsidiaries, SYLA Asset Management Co., Ltd. (“SYLA Asset Management”), SYLA Realty Co., Ltd. (“SYLA Realty”) and Rimawari-kun Co., Ltd. (“Rimawari-kun”) in Japan in March 2023, June 2023 and July 2023, respectively.

On October 20, 2023, SYLA Co acquired from ETP Inc., an entity incorporated in Japan, a construction painting franchise business which represented an integrated set of assets and activities that meet the definition of a business.

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

Discontinued operations

On December 30, 2022, the Board of Directors approved the sale of its mining machine business. The sale of mining machine business represents a strategic shift that will have a major impact on the results of its operations and has been accounted for as a discontinued operation. The disposal transaction was closed on January 23, 2023. See Note 21.

As a result of the series of reorganization transactions and business combinations, the organization structure as of December 31, 2023 includes SYLA Tech, SYLA Co and its consolidated variable interest entities and its subsidiaries, SYLA Brain, SYLA Solar and SYLA Biotech.

SYLA Tech and its subsidiaries included in the consolidated financial statements are collectively referred to herein as the “Company”, “we” and “us” unless specific reference is made to an entity. The Company is engaged in the business of real estate sale, leasing, management and crowdfunding, solar power plants sale, operation and maintenance, electricity sale, container sale, operation and management. The Company’s operations are conducted mainly in Japan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The financial information included herein reflects the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and cash flows for the years ended December 31, 2023, 2022 and 2021. The Company has presented the assets and liabilities of mining machine business and its operating results and cash flows as discontinued operations in the accompanying financial statements as of and for all periods presented. All footnotes exclude balances and activity of mining machine business unless otherwise noted.

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

If we conclude that any of the three characteristics of a variable interest entity (“VIE”) (i.e., insufficiency of equity, existence of non-substantive voting rights, or lack of a controlling financial interest) are met, including that the equity holders lack the characteristics of a controlling financial interest because they lack both substantive participating rights and substantive kick-out rights, we conclude that the entity or structure is a VIE and evaluate it for consolidation under the variable interest model.

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

We consolidate anonymous partnerships, which are determined to be VIEs and we are the primary beneficiary, and account for voluntary partnerships using equity method. The assets and liabilities of the VIEs that are included in the accompanying consolidated financial statements as of December 31, 2023 and 2022 are as follows:

	December 31	December 31,
	2023	2022
Total assets	2,815,206	617,631
Total liabilities	91,069	46,528

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

(e) Use of Estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the net realizable value of solar power panels and supplies and container inventories, impairment of real estate inventories, solar power plants under construction and solar power plants held for sale, purchase price allocation of acquired real estates, useful lives of property, plant and equipment, solar power systems and intangible assets, the impairment of long-lived assets, valuation of stock based compensation, valuation allowance of deferred tax assets, uncertain income tax positions, implicit interest rate of operating and finance leases and purchase price allocation with respect to business combination. Actual results could differ from those estimates.

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

Fair value is determined based upon the guidance of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures,” and generally are determined using Level 2 inputs and Level 3 inputs. The determination of fair value involves the use of significant judgments and estimates. The Company utilizes the assistance of third-party valuation appraisers to determine the fair value as of the date of acquisition.

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

(k) Inventories

Our inventories mainly consist of real estate properties inventories, solar power plants inventories and container inventories.

Real estate properties inventories include real estate properties held for sale and real estate properties under development, the vast majority of which are expected to be completed and disposed of within one year of the balance sheet date. Real estate properties held for sale are recorded at the lower of cost or fair value less cost to sell. If an asset’s fair value less cost to sell, based on discounted future cash flows, management estimates or market comparisons, is less than its carrying amount, an allowance is recorded against the asset. Real estate properties under development are carried at cost less impairment, as applicable. The amount of the impairment loss, if any, is calculated as the excess of the asset’s carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons. The classification of cash flows associated with the purchase and sale of real estate properties is based on the activity that is likely to be the predominant source or use of cash flows for the properties.

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

Solar power plants inventories include solar power panels and supplies, solar power plants held for sale and solar power plants under construction, the vast majority of which are expected to be completed and disposed of within one year of the balance sheet date. Solar power panels and supplies are stated at the lower of cost and net realizable value. Cost of solar power panels and supplies is determined using the weighted average cost method. Adjustments are recorded to write down the cost of obsolete and excess inventories to the estimated net realizable value based on historical and forecast demand, and promotional environment. Solar power plants held for sale are recorded at the lower of cost or fair value less cost to sell. If an asset’s fair value less cost to sell, based on discounted future cash flows, management estimates or market comparisons, is less than its carrying amount, an allowance is recorded against the asset. Solar power plants under construction are carried at cost less impairment, as applicable. The cost basis of solar power plants under construction includes acquisition costs, construction and installation costs, development costs, interest and financing costs incurred on debt during the construction phase and other costs. The amount of the impairment loss, if any, is calculated as the excess of the asset’s carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons. The classification of cash flows associated with the purchase and sale of solar power plants is based on the activity that is likely to be the predominant source or use of cash flows for the items.

Container inventories represent containerized data centers powered by solar energy, which are stated at the lower of cost and net realizable value. Cost of container inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving and obsolete inventories, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment.

(l) Short-term Investments

The Company’s short-term investments consist of debt securities classified as available-for-sale as well as marketable equity securities. The Company’s available-for-sale debt securities are measured at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss) and realized gains and losses included in other income (expenses). None of the Company’s investments in marketable securities were impaired for the years ended December 31, 2023, 2022 and 2021. The Company’s marketable equity securities are measured at fair value with changes in fair value recognized in other income (expenses).

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

	Depreciation Method	Useful Life
Buildings, including buildings held for lease	Straight-line method	9 – 47 years
Facilities attached to buildings	Straight-line or declining balance method	5 – 18 years
Machinery and equipment	Declining balance method	6 – 17 years
Vehicles	Declining balance method	4 – 12 years
Tools, furniture and fixture	Declining balance method	2 – 15 years
Land	Not depreciated	-
Software*	Straight-line method	3 – 5 years

*	Represents software that is non-detachable to the hardware.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon. When real estate properties held for lease are committed for sales, the assets are transferred to inventories. The classification of cash flows associated with the purchase and sale of real estate properties held for lease is based on the activity that is likely to be the predominant source or use of cash flows for the properties.

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

When solar power systems are retired, or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheets and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is recognized using the declining balance method over the estimated useful lives of the solar power systems of 10 to 17 years. When solar power systems are committed for sales, the assets are transferred to inventories. The classification of cash flows associated with the purchase and sale of solar power systems is based on the activity that is likely to be the predominant source or use of cash flows for the items.

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

For sale-leaseback arrangements, the Company is required to determine whether the transaction qualifies as a sale, which includes assessing whether a contract exists and if so, whether control has passed to the counterparty in the contract. Control indicators include, but are not limited to, whether the entity has a present right to payment for the asset, whether the customer has legal title to the asset, whether the entity has transferred physical possession of the asset, whether the customer has significant risks and rewards of ownership of the asset, and whether the customer has accepted the asset. If it is determined that a sale has occurred, the Company recognizes an operating or finance lease based on the factors outlined in the preceding paragraphs. A finance lease would preclude sale accounting. If the Company does not transfer the control to the counterparty, the failed sale-leaseback transaction is accounted for as a financing arrangement where the Company does not derecognize the transferred asset and accounts for proceeds received as financing liabilities.

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

(s) Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets with finite lives, primarily property, plant and equipment, including real estate properties held for lease, solar power systems, operating lease right-of-use assets, finance lease right-of-use assets, and technologies and favorable contracts acquired through business combination, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. The Company recognized an impairment loss of JPY11,617, nil and nil on property, plant and equipment for the years ended December 31, 2023, 2022 and 2021, respectively.

(t) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. In accordance with ASC Topic 350, “Intangibles – Goodwill and Others”, goodwill is subject to at least an annual assessment for impairment or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value based test. Fair value is generally determined using a discounted cash flow analysis. There were no impairments of goodwill during the years ended December 31, 2023, 2022 and 2021.

(u) Revenue Recognition

The Company recognizes revenues from sales of real estate properties, sales of land, providing of real estate management services, sales of solar power plants, providing of solar power plants operation and maintenance services, sales of electricity, sales of containers and providing of container operation and management services under ASC Topic 606, “Revenue from Contracts with Customers”.

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

Revenue from sales of containers

Revenues from the sales of containers are recognized at the point in time when the control of the products has transferred to the customers. The transfer of control is considered complete when the customers accept the products.

Revenue from container operation and management services

Revenues from container operation and management services are recognized over time when customers receive and consume the benefits provided by the Company’s performances, which typically include containerized data center inspection, performance engineering analysis, maintenance, repair, environmental and security services, under the terms of service arrangements.

(v) Cost of Revenues

Cost of revenues primarily include the real estate properties, solar power plants and containers purchase price, acquisition costs, construction costs, direct costs to renovate, repair and upgrade the real estate properties, solar power plants development costs, sublease costs, depreciation, direct material costs, electricity transportation costs, and salaries and related expenses for personnel directly involved in delivery of services to customers.

(w) Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses were JPY225,549, JPY197,203 and JPY248,794 for the years ended December 31, 2023, 2022 and 2021, respectively, and have been included as part of selling, general and administrative expenses.

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

Customers

For the years ended December 31, 2023, 2022 and 2021, customers accounting for 10% or more of the Company’s total revenues were as follows:

	For the Years Ended December 31,
	2023	2022	2021
Customer A	*	35%	24%
Customer B	13%	*	*
Customer C	26%	*	*

As of December 31, 2023 and 2022, customers accounting for 10% or more of the Company’s total current outstanding accounts receivable were as follows:

	December 31,	December 31,
	2023	2022
Customer D	20%	*

Suppliers

For the years ended December 31, 2023, 2022 and 2021, no suppliers accounted for 10% or more of the Company’s total purchases.

As of December 31, 2023 and 2022, suppliers accounting for 10% or more of the Company’s total current outstanding accounts payable were as follows:

	December 31,	December 31,
	2023	2022
Supplier A	*	31%
Supplier B	*	27%
Supplier C	48%	*
Supplier D	10%	*

*	Less than 10%

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

Under the provisions of ASC Topic 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in other expenses in the statements of operations and comprehensive income.

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

As of December 31, 2023 and 2022, the carrying values of current assets, except for short-term investments, and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

Assets measured at fair value on a recurring basis as of December 31, 2023 and 2022 are summarized below.

Fair Value Measurements as of December 31, 2023
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2023
Short-term investments:
Marketable securities	89,482	-	-	89,482

Fair Value Measurements as of December 31, 2022
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2022
Long-term investments:
Equity investments at fair value with readily determinable fair value	144,658	-	-	144,658

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

(hh) Government Assistance

Government assistance, in the form of monetary grants, is not recognized until there is reasonable assurance that the Company will comply with the conditions of the grant and the Company will receive the grant.

Grants related to assets are government grants for the purchase of certain renewable energy assets. The Company accounts for grants related to assets as deferred income, which includes in other current liabilities and other liabilities, on the consolidated balance sheets. The Company recognizes the deferred income on grants related to depreciable assets in the statements of operations and comprehensive income on a systematic basis over the useful life of the assets.

During the year ended December 31, 2023, the Company received the government grants of JPY166,021 in connection with purchase of containerized data centers, of which JPY23,058 was recorded as a reduction to depreciation expense. Deferred income, which was included in other current liabilities and other liabilities, in relation to the government grants amounted to JPY142,963 as of December 31, 2023.

(ii) Offering Costs

Offering costs amounted to JPY81,602 consisting principally of professional and registration fees incurred through the balance sheet date that are related to the initial public offering (“IPO”) and are charged to capital surplus upon the completion of the IPO during the year ended December 31, 2023.

(jj) Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU No. 2023-09 is effective for public companies for annual reporting periods beginning after December 15, 2024, on a prospective basis. For all other entities, it is effective for annual reporting periods beginning after December 15, 2025, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

NOTE 3 — SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	December 31,	December 31,
	2023	2022
Marketable securities	89,482	-

Realized and unrealized gain or loss on short-term investments, which were included in other income (expenses), were as follows:

	For the Years Ended
	December 31,
	2023	2022	2021
Realized gain
Marketable securities	3,299	6,093	24,913
Available-for-sale debt securities	-	9,732	1,640

Unrealized loss
Marketable securities	6,800	-	25,490

NOTE 4 — INVENTORIES

Inventories consist of the following:

	December 31,	December 31,
	2023	2022
Real estate inventories
Real estate properties held for sale	4,184,787	1,058,829
Real estate properties under development	12,458,998	9,242,847
Subtotal	16,643,785	10,301,676

Solar power plants inventories
Solar power panels and supplies	8,264	29,591
Solar power plants under construction	153,950	35,047
Solar power plants held for sale	10,682	13,918
Subtotal	172,896	78,556

Container inventories
Raw materials	1,215	-
Finished goods	27,595	-
Subtotal	28,810	-

Others	4,444	136,961
Total	16,849,935	10,517,193

Certain inventories were pledged to secure the Company’s loans, see Note 10.

NOTE 5 — PREPAID EXPENSES, NET, OTHER CURRENT ASSETS, NET AND OTHER ASSETS, NET

Prepaid expenses, net, other current assets, net, and other assets, net, consist of the following:

	December 31,	December 31,
	2023	2022
Prepaid expenses, net
Advances to construction and other vendors	271,572	296,049
Down payment made for real estate property and solar power plants purchase	69,811	298,391
Others	74,944	54,504
Subtotal	416,327	648,944
Less: allowance	(59,223)	(1,410)
Total prepaid expenses, net	357,104	647,534

Other current assets, net
Loan receivables	1,677	2,154
Consumption tax refund	93,481	32,073
Income tax receivable	103,798	80,991
Others	106,676	70,823
Subtotal	305,632	186,041
Less: allowance	(1,361)	(691)
Total other current assets, net	304,271	185,350

Other assets, net
Leasehold and other deposits	138,504	199,937
Deferred consumption tax	174,967	142,296
Deferred income tax assets, net	669,854	327,992
Life insurance policies	132,466	91,726
Long-term loan receivables	13,783	16,636
Down payment made for business combination	89,886	-
Asset retirement costs	19,702	26,683
Others	87,095	45,636
Subtotal	1,326,257	850,906
Less: allowance	(2,230)	(2,230)
Total other assets, net	1,324,027	848,676

NOTE 6 — LONG-TERM INVESTMENTS, NET

Long-term investments, net, consist of the following:

	December 31,	December 31,
	2023	2022
Investments in public entities with readily determinable fair value	-	144,658
Investments in funds that report NAV per share	64,196	50,225
Investments in private entities or organizations that do not report NAV per share:
Entities or organizations without observable price changes	200,337	48,759
Investment in a private entity accounted for under the equity method	10,232	-
Investments in voluntary partnerships accounted for under the equity method	215,672	170,163
Total	490,437	413,805

Realized and unrealized gain or loss on long-term investments, and impairment loss on long-term investments, which were included in other income (expenses), were as follows:

	For the Years Ended
	December 31,
	2023	2022	2021
Realized gain	30,363	11,019	10,083
Unrealized gain (loss)	371	(20,705)	(209)
Impairment loss	-	22,847	-

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	December 31,	December 31,
	2023	2022
Buildings, including buildings held for lease	4,916,481	4,321,283
Facilities attached to buildings	326,530	340,375
Machinery and equipment	29,598	16,637
Vehicles	10,379	24,377
Tools, furniture and fixture	527,987	181,463
Land	6,703,125	5,813,137
Software	145,203	141,023
Subtotal	12,659,303	10,838,295
Less: accumulated depreciation	(757,985)	(607,238)
Less: accumulated impairment	(11,617)	-
Property, plant and equipment, net	11,889,701	10,231,057

Substantially all of buildings consist of buildings held for lease. Certain buildings held for lease were pledged to secure the Company’s loans, see Note 10.

Depreciation expense was JPY190,153, JPY160,829 and JPY149,299 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 8 — SOLAR POWER SYSTEMS, NET

Solar power systems, net consist of the following:

	December 31,	December 31,
	2023	2022
Solar power systems in operation	525,003	346,568
Solar power systems under construction	84,975	136,149
Subtotal	609,978	482,717
Less: accumulated depreciation	(133,200)	(121,295)
Solar power systems, net	476,778	361,422

Certain solar power systems were pledged to secure the Company’s loans, see Note 10.

Depreciation expense was JPY43,707, JPY22,566 and nil for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 9 — LEASES – AS A LESSEE

The Company has entered into operating leases for offices, land and sublease purpose, with terms ranging from two to twenty-five years, and finance leases for certain office equipment and vehicles, with terms ranging from two to seven years. The estimated effect of lease renewal and termination options, as applicable, that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities was included in the consolidated financials.

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

During the year ended December 31, 2023, the Company entered into certain sale-leaseback transactions. The Company sold the real estate properties and containers for cash proceeds of JPY759,688 with the estimated fair value of the assets sold amounting to JPY784,676, which resulted in the recognition of a gain of JPY24,988 as an increase in the related operating lease right-of-use assets in connection with these sale-leaseback transactions.

For information on sale-leaseback transactions with related party, see Note 18.

The components of lease costs are as follows:

	For the Years Ended
	December 31,
	2023	2022	2021
Finance lease costs
Amortization of finance lease right-of-use assets	5,184	4,313	2,339
Interest on finance lease liabilities	193	175	97
Total finance lease costs	5,377	4,488	2,436
Operating lease costs	584,103	569,778	496,559
Short-term lease costs	-	1,532	6,643
Total lease costs	589,480	575,798	505,638

The following table presents supplemental information related to the Company’s leases:

	For the Years Ended
	December 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	193	175	97
Operating cash flows from operating leases	527,392	480,685	513,967
Financing cash flows from finance leases	5,157	4,160	2,303
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	357,020	508,790	602,560
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	6,720	8,373	2,682
Remeasurement of operating lease liabilities and right-of-use assets due to lease modification	3,035	92,739	37,142

Weighted average remaining lease term (years)
Finance leases	3.43	3.03	3.29
Operating leases	7.70	8.54	8.11

Weighted average discount rate (per annum)
Finance leases	1.57%	1.57%	1.57%
Operating leases	1.57%	1.57%	1.57%

As of December 31, 2023, the future maturity of lease liabilities is as follows:

Years Ended December 31,	Finance Lease	Operating Lease
2024	4,315	468,037
2025	3,257	349,701
2026	2,806	317,408
2027	1,527	312,014
2028	630	308,798
Thereafter	-	736,377
Total undiscounted lease payments	12,535	2,492,335
Less: imputed interest	(337)	(99,921)
Present value of lease liabilities	12,198	2,392,414
Less: lease liabilities, current	(4,158)	(433,725)
Lease liabilities, non-current	8,040	1,958,689

NOTE 10 — BANK AND OTHER BORROWINGS

The Company’s outstanding indebtedness borrowed from banks and other financial institutions, consist of the following:

Indebtedness	Weighted Average Interest Rate*	Weighted Average Years to Maturity*	Balance as of December 31, 2023	Balance as of December 31, 2022
Short-term loans
Secured loans
Fixed rate loans	2.65%	0.42	1,303,600	311,700
Variable rate loans	2.54%	0.55	282,000	323,480
Subtotal	2.63%	0.44	1,585,600	635,180
Unsecured loans
Fixed rate loans	1.55%	0.16	106,999	61,999
Variable rate loans	0.00%	-	-	-
Subtotal	1.55%	0.16	106,999	61,999
Total short-term loans	2.56%	0.42	1,692,599	697,179

Long-term loans
Secured loans
Fixed rate loans	2.14%	3.72	4,517,486	2,654,852
Variable rate loans	1.95%	10.93	15,504,030	13,063,619
Subtotal	1.99%	9.30	20,021,516	15,718,471
Unsecured loans
Fixed rate loans	1.49%	3.98	1,075,188	443,456
Variable rate loans	1.55%	2.31	454,454	126,029
Subtotal	1.51%	3.48	1,529,642	569,485
Total long-term loans	1.96%	8.89	21,551,158	16,287,956
Less: current portion			(7,243,022)	(1,030,850)
Non-current portion			14,308,136	15,257,106

*	Pertained to information for loans outstanding as of December 31, 2023.

The Company borrowed loans from various financial institutions for the purpose of purchasing and constructing real estate properties and solar power plants and systems, and for working capital purpose.

Interest expense for short-term and long-term loans was JPY21,981 and JPY391,125 for the year ended December 31, 2023, JPY29,210 and JPY221,913 for the year ended December 31, 2022, and JPY33,544 and JPY145,336 for the year ended December 31, 2021, respectively.

The pledge information for the Company’s outstanding loans as of December 31, 2023 and 2022, consist of the following:

	December 31, 2023	December 31, 2022

Short-term loans
Pledged by real estate inventories and buildings held for lease	1,395,600	485,180
Pledged by restricted cash (a)	100,000	45,100

Long-term loans
Pledged by real estate inventories, buildings held for lease and solar power systems	19,341,481	14,780,915
Pledged by restricted cash (a)	1,099,591	196,056
Pledged by accounts receivable in connection with electricity sales to power companies	174,901	136,091

(a)	As of December 31, 2023 and 2022, these loans were secured by restricted cash of JPY151,503 and JPY51,503, respectively.

The guaranty information for the Company’s outstanding loans as of December 31, 2023 and 2022, consist of the following:

	December 31, 2023	December 31, 2022

Short-term loans
Guaranteed by COO of the Company	124,500	71,000
Guaranteed by parent company or subsidiary within the Company’s organizational structure	1,041,000	150,000
Co-guaranteed by COO and parent company or subsidiary within the Company’s organizational structure	-	85,580

Long-term loans
Guaranteed by COO of the Company	8,072,793	7,307,943
Co-guaranteed by COO and CEO of the Company	578,878	593,849
Guaranteed by Tokyo Credit Cooperative Union	151,848	86,110
Guaranteed by Nihon Hoshou Co., Ltd.	226,380	-
Guaranteed by parent company or subsidiary within the Company’s organizational structure	2,111,435	2,108,807
Co-guaranteed by COO and parent company or subsidiary within the Company’s organizational structure	139,428	321,421
Co-guaranteed by COO and Tokyo Credit Cooperative Union	4,990	6,994
Co-guaranteed by COO, CEO and Tokyo Credit Cooperative Union	7,495	9,499
Co-guaranteed by Li Tianqi, Chief Artificial Intelligence Officer (“CAIO”) of the Company and a financial institution	21,151	22,445
Guaranteed by Uemoto Takamasa, former CEO of SYLA Solar	-	188,458

During the years ended December 31, 2023, 2022 and 2021, the Company entered into amended loan agreements which had prepayment options with financial institutions for certain loans. The amended terms mainly included changes of maturity dates and installment amount. The Company analyzed the amendments under ASC Topic 470 and concluded that these amendments were not considered substantially different and were accounted for as debt modifications.

As of December 31, 2023, future minimum payments for long-term loans are as follows:

Principal
Years Ended December 31,	Repayment
2024	7,243,022
2025	5,537,029
2026	1,455,032
2027	495,533
2028	1,066,540
Thereafter	5,754,002
Total	21,551,158

NOTE 11 — CORPORATE BONDS

The Company issued corporate bonds through various banks, which consist of the following:

Name of Banks	Principal Amount	Issuance Date	Maturity Date	Annual Interest Rate	Balance as of December 31, 2023	Balance as of December 31, 2022
Musashino Bank (a) (b)	100,000	7/10/2019	7/10/2024	0.36%	20,000	40,000
Kirayaka Bank (a))	200,000	9/10/2019	9/10/2024	0.85%	40,000	80,000
Chiba Kogyo Bank (a)	100,000	3/27/2020	3/28/2023	0.10%	-	20,000
Kagawa Bank (a)	150,000	10/29/2021	10/29/2026	0.53%	90,000	120,000
Musashino Bank (a)	100,000	12/24/2021	12/24/2026	0.36%	60,000	80,000
Aggregate outstanding principal balances					210,000	340,000
Less: unamortized bond issuance costs					(4,850)	(7,706)
Less: current portion					(107,601)	(126,525)
Non-current portion					97,549	205,769

(a)	These debts are guaranteed by the respective bank.
(b)	These debts are guaranteed by the Tokyo Credit Guarantee Association.

Interest expense for corporate bonds was JPY1,597, JPY2,300 and JPY1,735 for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, future minimum payments are as follows:

Principal
Years Ended December 31,	Repayment

2024	110,000
2025	50,000
2026	50,000
2027	-
2028	-
Thereafter	-
Total	210,000

NOTE 12 – OTHER CURRENT LIABILITIES AND OTHER LIABILITIES

Other current liabilities and other liabilities consist of the following:

	December 31,	December 31,
	2023	2022
Other current liabilities
Vendor payables	266,850	101,204
Liabilities arising from repurchase agreements	90,014	994,249
Accrued consumption taxes	100,280	67,020
Miscellaneous deposits received from tenants to be remitted to other service providers	109,082	88,436
Rental deposits received from tenants to be remitted to property owners	340,317	309,809
Deposits held on behalf of voluntary partnerships	74,189	33,323
Current portion of deferred government grant	27,670	-
Other payables	38,614	9,457
Total other current liabilities	1,047,016	1,603,498

Other liabilities
Leasehold and guarantee deposits received from tenants	291,530	297,004
Deferred income tax liabilities, net	85,073	117,179
Long-term trade payables	17,956	3,254
Asset retirement obligations	24,376	30,919
Non-current portion of deferred government grant	115,293	-
Total other liabilities	534,228	448,356

NOTE 13 – SHAREHOLDERS’ EQUITY

Capital stock and capital surplus

The change in the number of issued shares of capital stock during the years ended December 31, 2023, 2022 and 2021 were as follows:

	For the Years Ended December 31,
	2023	2022	2021
Balance at the beginning of the year	239,489	237,889	227,960
Share issuance upon initial public offering	18,750	-	-
Exercise of stock options	2,652	1,600	-
Issuance of capital stock	-	-	4,540
Capital stock issued for acquisition of subsidiary	-	-	5,389
Balance at the end of the year	260,891	239,489	237,889

All of the issued shares as of December 31, 2023 and 2022 have been paid in full.

Under the Companies Act of Japan (the “Companies Act”), issuances of capital stock, including conversions of bonds and notes, are required to be credited to the capital stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Companies Act permits that capital stock, capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a General Meeting of Shareholders. The Companies Act limits the increase of paid-in capital in case disposition of treasury stock and issuance of common stock are performed at the same time.

On April 4, 2023, the Company closed its initial public offering on the NASDAQ Capital Market under the symbol “SYT”. The Company offered 1,875,000 American Depositary Shares (“ADSs”), equivalent to 18,750 common shares, at US$8.00 per ADS. Net proceeds raised by the Company from the initial public offering amounted to JPY1,801,633 after deducting underwriting discounts and commissions and other offering expenses. The offering costs of JPY81,602 were charged against the proceeds from the offering.

Share repurchase program

On July 6, 2023, the Board of Directors approved a share repurchase program (“2023 Share Repurchase Program”), pursuant to which the Company is authorized to repurchase up to JPY200 million of its outstanding ADSs. The timing and amount of repurchases under the program are determined by the Company’s management based on its evaluation of market conditions and other factors. This program has no pre-determined termination date and may be suspended or discontinued at any time.

During the period from July 6, 2023 through December 31, 2023, the Company repurchased 14,188 shares of ADSs at an average price of $6.73 per ADS totaling approximately JPY14 million under the 2023 Share Repurchase Program. As of December 31, 2023, approximately JPY186 million remained available under the 2023 Share Repurchase Program.

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

NOTE 14 – STOCK-BASED COMPENSATION

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

On May 13, 2022, the Company entered into a consulting and services agreement (the “Consulting Agreement”) with HeartCore Enterprises, Inc. (“HeartCore”) pursuant to which it agreed to compensate HeartCore with cash consideration of US$500,000 and common share purchase warrants (the “Warrants”) in exchange for professional services to be provided by HeartCore in connection with its IPO. HeartCore may exercise the Warrants beginning on the date of IPO until ten years following completion of an IPO to purchase 2% of the fully diluted shares of the Company’s capital stock as of the date of IPO, for an exercise price per share of US$0.01, subject to adjustment as provided in the agreement. The Consulting Agreement was further amended in August and November 2022, respectively, to modify the payment terms and dates. The Warrants were also terminated upon the issuance of the stock acquisition rights.

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

On April 20, 2023, the Company issued the underwriter (or its designees) a warrant to purchase 131,200 ADSs (the “Representative’s Warrant”) representing 7% of the 1,875,000 ADSs sold in the IPO. The Representative’s Warrant is fully vest and exercisable upon grant with the expiration date on March 29, 2028. The exercise price of the Representative’s Warrant is $10.00 per ADS. The stock-based compensation of the Representative’s Warrant was fully charged against capital surplus.

On September 8, 2023, the Company awarded options to purchase 1,539 shares of capital stock at an exercise price of $800 per share to an investor relations company. The options vest on each annual anniversary of May 1, 2024, in an amount equal to one-third of the applicable shares of capital stock, with the expiration date on July 31, 2028. The options were fully forfeited on December 31, 2023.

The following table summarizes the stock option activities and related information for the years ended December 31, 2023, 2022 and 2021:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
		(JPY)	(Years)
Outstanding as of January 1, 2021	51,255	8,940	3.51
Granted	50	48,060	9.59
Forfeited/cancelled	(15)	33,320	-
Exercised	-	-	-
Outstanding as of December 31, 2021	51,290	8,971	2.52
Granted	5,771	1	10.00
Forfeited/cancelled	(635)	14,500	-
Exercised	(1,600)	8,225	-
Outstanding as of December 31, 2022	54,826	7,985	2.40
Granted	2,851	64,103	4.25
Forfeited/cancelled	(1,619)	113,443	-
Exercised	(2,780)	4,317	-
Outstanding as of December 31, 2023	53,278	7,975	1.34
Vested and exercisable as of December 31, 2023	48,787	8,709	0.61

The fair value of the stock options was estimated as of the date of grant using the binomial model with the assistance of a third-party valuation appraiser. The following table summarizes the significant assumptions used in the model to estimate the fair value of the stock options for the years ended December 31, 2022 and 2021:

	For the Years Ended
	December 31,
	2022	2021
Expected volatility	51.30%	55.50%
Risk-free interest rate	0.30%	0.02%
Dividend yield	0%	0%
Exercise term	10.0 years	10.0 years

The stock acquisition rights granted to HeartCore during the year ended December 31, 2022 contained a performance condition of exercisability upon a successful listing on the NASDAQ Capital Market or NYSE American. The Company did not recognize any stock-based compensation in relation to the stock acquisition rights granted to HeartCore until the effectiveness of IPO on March 30, 2023.

For the years ended December 31, 2023, 2022 and 2021, the Company recognized stock-based compensation related to the options of JPY201,914, JPY6,580 and JPY11,564, respectively. As of December 31, 2023, all of the outstanding stock options were vest, there was no unrecognized stock based compensation.

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

The computation of basic and diluted net income per share in accordance with ASC Topic 260 for the years ended December 31, 2023, 2022 and 2021 is as follows:

	For the Years Ended December 31,
	2023	2022	2021
Numerator:
Net income from continuing operations attributable to SYLA Technologies Co., Ltd.’s shareholders	688,174	306,432	277,489
Income (loss) from discontinued operations attributable to SYLA Technologies Co., Ltd.’s shareholders	(6,742)	88,523	-
Net income attributable to SYLA Technologies Co., Ltd.’s shareholders	681,432	394,955	277,489

Denominator:
Weighted average number of common shares outstanding used in calculating basic net income per share	255,028	239,353	231,031
Dilutive effect of stock options	49,021	44,001	40,378
Weighted average number of common shares outstanding used in calculating diluted net income per share	304,049	283,354	271,409

Net income from continuing operations per share
Net income per share - basic	2,698.42	1,280.25	1,201.09
Net income per share - diluted	2,263.36	1,081.45	1,022.40

Income (loss) from discontinued operations per share
Net income (loss) per share - basic	(26.44)	369.84	-
Net income (loss) per share - diluted	(22.17)	312.41	-

Net income attributable to SYLA Technologies Co., Ltd. per share
Net income per share - basic	2,671.99	1,650.09	1,201.09
Net income per share - diluted	2,241.19	1,393.86	1,022.40

NOTE 16 - INCOME TAXES

The Company conducts its major businesses in Japan and is subject to tax in this jurisdiction. During the years ended December 31, 2023, 2022 and 2021, substantially all taxable income of the Company is generated in Japan. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of approximately 30.62% for the years ended December 31, 2023, 2022 and 2021.

For the years ended December 31, 2023, 2022 and 2021, the Company’s income tax expenses are as follows:

	For the Years Ended December 31,
	2023	2022	2021
Current	639,948	448,089	232,794
Deferred	(373,969)	(102,909)	(11,410)
Total	265,979	345,180	221,384

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of operations and comprehensive income to the Japanese statutory tax rate for the years ended December 31, 2023, 2022 and 2021 is as follows:

	For the Years Ended December 31,
	2023	2022	2021
Japanese statutory tax rate	30.62%	30.62%	30.62%
Entertainment expenses not deductible	2.21%	3.82%	5.94%
Unrecognized gain in connection with reorganization	0.00%	8.80%	5.55%
Non-taxable dividend income	(0.02)%	(0.26)%	(0.58)%
Stock based compensation expense not deductible	0.01%	0.31%	0.71%
Change on valuation allowance	0.00%	1.77%	0.00%
Effect of different statutory tax rate in Japan	(2.59)%	1.60%	0.00%
Other adjustments	(4.03)%	(1.86)%	(2.97)%
Subtotal	26.20%	44.80%	39.27%
Undistributed retained earnings tax*	0.00%	7.82%	5.00%
Effective tax rate	26.20%	52.62%	44.27%

*	The Company is a Specified Family Company, as one shareholder and its related persons hold more than 50% of its total outstanding shares. Hence, in addition to the normal corporate income taxes, the Company is also subject to a special tax on its undistributed retained earnings (“URE”) for each fiscal year, after the Company’s capital stock exceeds JPY100 million. URE tax is imposed on the Company’s URE, which is defined as the Company’s taxable income for the year minus the sum of the dividends declared, the adjusted corporate income tax, and the URE credit (which usually is 40% of the taxable income). The portion of its URE not more than JPY30 million is subject to a rate of 10%, the portion between JPY30 million and JPY100 million is subject to a rate of 15%, and the portion over JPY100 million is subject to a rate of 20%.

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities at December 31, 2023 and 2022 are presented below:

	December 31,	December 31,
	2023	2022
Deferred income tax assets
Revenue and expense adjustments	50,092	29,145
Allowance for credit losses	25,395	10,080
Fair value change and impairment on investment securities	34,313	28,825
Unrealized gain on sales arrangement with repurchase clause*	-	12,018
Lease liabilities	740,381	812,434
Stock based compensations	339,539	238,846
Net operating loss carryforwards	236,525	19,285
Others	48,274	24,244
Total deferred income tax assets, gross	1,474,519	1,174,877
Less: valuation allowance	-	(19,285)
Total deferred income tax assets, net	1,474,519	1,155,592

Deferred income tax liabilities
Change in cash surrender value of life insurance policies	(23,149)	(11,132)
Right-of-use assets	(746,002)	(801,286)
Unrealized loss on sales arrangement with repurchase clause*	(10,713)	-
Intangible assets acquired through business combination	(109,874)	(132,361)
Total deferred income tax liabilities	(889,738)	(944,779)

Deferred income tax assets, net (included in other assets)	669,854	327,992
Deferred income tax liabilities, net (included in other liabilities)	(85,073)	(117,179)

*	Represents unrecognized gain or loss for accounting purpose, recognized gain or loss for tax purpose.

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

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Company’s projections for growth. The adjustments of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is adjusted. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that the Company will utilize the benefits of these deferred tax assets as of December 31, 2023 and 2022. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Company, effects by market conditions, effects of currency fluctuations or other factors.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the management considered the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the years ended December 31, 2023, 2022 and 2021. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2023. Open tax years in Japan are five years. The Company’s Japan income tax return filed for the tax years ending from December 31, 2019 through December 31, 2023 are subject to examination by the relevant taxing authorities. The Company’s tax attributes from prior periods remain subject to adjustment.

NOTE 17 – DISAGGREGATION OF REVENUES

Revenues generated from different revenue streams consist of the following:

	For the Years Ended December 31,
	2023	2022	2021
Real estate and related services:
Real estate sales	16,031,129	17,978,875	15,010,878
Land sales	3,536,087	1,670,630	240,000
Rental income	1,136,521	1,007,112	893,647
Real estate management income	766,077	623,186	520,857
Subtotal	21,469,814	21,279,803	16,665,382

Solar power and related services:
Solar power plants sales	633,337	561,331	-
Solar power plants operation and maintenance income	33,680	28,736	-
Electricity sales	214,528	185,915	-
Subtotal	881,545	775,982	-

Container and related services:
Container sales	373,604	-	-
Container operation and management income	18,447	-	-
Subtotal	392,051	-	-
Total	22,743,410	22,055,785	16,665,382

The Company’s revenues are presented net of consumption tax collected on behalf of governments. The Company has elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e. sales commissions, with amortization periods of one year or less to be recorded in selling, general and administrative expenses when incurred.

Changes in the Company’s deferred revenue for the years ended December 31, 2023, 2022 and 2021 were presented in the following table:

	December 31,	December 31,	December 31,
	2023	2022	2021
Deferred revenue as of the beginning of the year	228,426	94,376	18,183
Net cash received in advance during the year	702,656	1,557,973	601,173
Deferred revenue addition in connection with business combination of SYLA Solar	-	45,415	-
Revenue recognized (consumption tax included) from opening balance of deferred revenue	(218,346)	(78,351)	(17,783)
Revenue recognized (consumption tax included) from deferred revenue arising during current year	(547,474)	(1,390,987)	(507,197)
Deferred revenue as of the end of the year	165,262	228,426	94,376

As of December 31, 2023, 2022 and 2021, and for the years then ended, substantially all of our long-lived assets and revenues generated are attributed to the Company’s operation in Japan.

NOTE 18 – RELATED PARTY TRANSACTIONS

The related parties had material transactions for the years ended December 31, 2023, 2022 and 2021 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2023
Sugimoto Hiroyuki	CEO of the Company
Yuto Yoshiyuki	COO of the Company
Watanabe Takahide	Chief Strategy Officer (“CSO”) of the Company
Li Tianqi	CAIO of the Company
Fuchiwaki Takeshi	Chief Growth Officer (“CGO”) of the Company
SY Consulting Co., Ltd. (“SY Consulting”)	A company controlled by CEO of the Company
Sugimoto Architectural Design Foundation	A company controlled by CEO of the Company
SYW Co., Ltd. (“SYW”)	A company controlled by CEO of the Company prior to April 2022, significantly influenced by CEO of the Company during the period from April 2022 to August 2023, and controlled by CEO of the Company after August 2023
Lifit Home Co., Ltd. (“Lifit Home”)*	Subsidiary of the Company prior to March 2021, when the entity was disposed
GARNET Co., Ltd. (“GARNET”)*	Subsidiary of the Company prior to August 2022, when the entity was disposed
SYNS Co., Ltd. (“SYNS”)*	Subsidiary of the Company prior to September 2022, when the entity was disposed
Flex Brain LLC (“Flex Brain”)	A company controlled by spouse of CGO of the Company

*	These entities were divested in connection with the reorganization for the Company’s overseas listing and were regarded as related parties of the Company prior to the disposal date. Upon completion of the disposition, the Company no longer holds any equity interest or exercises significant influence over these entities. As a result, these entities ceased to be related parties to the Company. The activities between the Company and these entities before the completion date of disposition were presented as related party transactions in the consolidated statements of operations and comprehensive income and cash flows for all periods presented.

Interest income generated from related parties amounted to nil, nil and JPY153 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company borrowed JPY118,000 from its CAIO during the year ended December 31, 2022 and repaid the amount in full during the same year. The Company borrowed JPY400,000 from its CEO during the year ended December 31, 2021 and repaid the amount in full during the same year and incurred interest expenses of JPY775.

During the year ended December 31, 2023, the Company entered into a sale-leaseback transaction with SYW and sold a container for cash proceeds of JPY165,802. The Company paid rent associated with this lease of JPY6,919 and the rent expense associated with this lease was JPY7,876 for the year ended December 31, 2023. The operating lease right-of-use assets and operating lease liabilities in connection with the lease are as follows:

		December 31,	December 31,
		2023	2022
SYW	Operating lease right-of-use assets	16,639	-
SYW	Operating lease liabilities, current	11,684	-
SYW	Operating lease liabilities, non-current	5,911	-

Payables due to related parties, which were included in other current liabilities on the consolidated financial statements, as of December 31, 2023 and 2022 are as follows:

		December 31,	December 31,
Payables due to related parties (included in other current liabilities)		2023	2022
Li Tianqi	Operating expense paid on behalf of the Company	26	-
Fuchiwaki Takeshi	Operating expense paid on behalf of the Company	93	230
SYW	Entertainment service provided by related party	2,854	554
Total		2,973	784

Accounts receivable from related parties as of December 31, 2023 and 2022 are as follows:

		December 31,	December 31,
Accounts receivable from related parties		2023	2022
SYW	Provided container operation and management service to related party	437	-
Flex Brain	Provided solar power plants operation and maintenance service to related party	8	-
Total		445	-

Deferred revenue from related party as of December 31, 2023 and 2021 is as follows:

		December 31,	December 31,
Deferred revenue from related party		2023	2022

SYW	Rental and other fee received in advance	-	93,341

Revenues generated from related parties for the years ended December 31, 2023, 2022 and 2021 are as follows:

		For the Years Ended December 31,
Revenues from related parties		2023	2022	2021
Sugimoto Hiroyuki	Real estate management income	70	69	133
Yuto Yoshiyuki	Rental income and real estate management income	64	2,013	63
Watanabe Takahide	Rental income	1,095	1,314	1,314
Li Tianqi	Real estate management income	482	-	-
Fuchiwaki Takeshi	Real estate management income	142	-	-
SYW	Rental income, real estate management income, container sales and container operation and management income	195,733	28,010	26,789
GARNET	Real estate management income	-	-	4,996
SYNS	Real estate sales and real estate management income*	-	331,126	251,011
Flex Brain	Rental income, solar power plants sales and solar power plants operation and maintenance income	19,011	-	-
Total		216,597	362,532	284,306

*	Real estate properties sold to SYNS had been sold to third party customers within the same period.

Expenses incurred with related parties for the years ended December 31, 2023, 2022 and 2021 are as follows:

		For the Years Ended December 31,
Expenses with related parties		2023	2022	2021
Sugimoto Architectural Design Foundation	Donation	1,000	400	2,000
SYW	Referral and marketing fee and entertainment expenses	16,501	30,526	45,572
Lifit Home	Referral and marketing fee	-	-	5,090
SYNS	Referral and marketing fee	-	-	66,522
Total		17,501	30,926	119,184

Real estate properties purchased from related party for the years ended December 31, 2023, 2022 and 2021 are as follows:

		For the Years Ended December 31,
Purchases from related party		2023	2022	2021
GARNET	Purchase of real estate properties	-	-	966,100

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

The determination of fair values involves the use of significant judgments and estimates. The judgments used to determine the estimated fair value assigned to assets acquired and liabilities assumed, the intangible assets useful lives and noncontrolling interests, as well as the expected future cash flows and related discount rate, can materially impact the Company’s consolidated financial statements. Significant inputs and assumptions used for the model included the amount and timing of expected future cash flows and discount rate. The Company utilized the assistance of third-party valuation appraisers to determine the fair values as of the date of acquisition for business combinations incurred during the years ended December 31, 2022 and 2021.

Business combination of the construction painting franchise business from ETP Inc.

On October 20, 2023, SYLA Co completed the acquisition of the construction painting franchise business from ETP Inc. (“ETP Construction Painting Franchise Business”). The Company aimed to enhance its real estate related business services through this acquisition. The cash purchase consideration was JPY5,800.

The purchase price was allocated on the acquisition date of ETP Construction Painting Franchise Business as follows:

Accounts receivable	9,252
Accounts payable	(2,926)
Other net liabilities	(3,601)
Goodwill	3,075
Total purchase consideration – ETP Construction Painting Franchise Business	5,800

Pro forma results of operations for the business combination of ETP Construction Painting Franchise Business have not been presented because they are not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2023, 2022 and 2021.

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

Pro forma results of operations for the business combination of SYLA Solar have not been presented because they are not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2022 and 2021.

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

Pro forma results of operations for the business combination of SYLA Brain have not been presented because they are not material to the consolidated statements of operations and comprehensive income for the year ended December 31, 2021.

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

The purchase price was allocated on the acquisition date of SYLA Biotech as follows:

Accounts receivables	8,852
Accounts payable	(13,543)
Other net assets	9,699
Goodwill	2,995
Noncontrolling interests	(2,003)
Subtotal	6,000
Less: fair value of previously held equity method investment	(10)
Total purchase consideration – SYLA Biotech	5,990

Pro forma results of operations for the business combination of SYLA Biotech have not been presented because they are not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2022 and 2021.

The results of operations, financial position and cash flows of ETP Construction Painting Franchise Business, SYLA Solar and its subsidiaries, SYLA Brain and SYLA Biotech have been included in the Company’s consolidated financial statements since the date of acquisition.

The Company’s policy is to perform its annual impairment testing on goodwill for its reporting unit on December 31, of each fiscal year or more frequently if events or changes in circumstances indicate that an impairment may exist. The Company did not recognize any impairment loss on goodwill during the years ended December 31, 2023, 2022 and 2021.

NOTE 20 – INTANGIBLE ASSETS, NET

Intangible assets and related accumulated amortization are as follows:

	December 31, 2023	December 31, 2022
Technologies	63,860	63,860
Favorable contracts	247,527	247,527
Subtotal	311,387	311,387
Less: accumulated amortization	(178,161)	(117,026)
Intangible assets, net	133,226	194,361

Amortization expense was JPY61,135, JPY117,026 and nil for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, the future estimated amortization costs for intangible assets are as follows:

Years Ended December 31,
2024	11,802
2025	11,802
2026	11,802
2027	11,802
2028	11,802
Thereafter	74,216
Total	133,226

NOTE 21 – DISCONTINUED OPERATIONS

On December 30, 2022, in light of the deterioration of the crypto and mining machine market conditions, the Board of Directors of the Company approved to withdraw from the mining machine business and dispose of the business to Getworks Co., Ltd. The disposal transaction was closed on January 23, 2023 and the Company does not expect to have any continuing involvement in the mining machine business subsequent to the closing. The disposition of the mining machine business represented a strategic shift that has or will have a major effect on the Company’s operations and financial results. Accordingly, all results of the mining machine business have been removed from continuing operations and presented as discontinued operations in our consolidated statements of operations and comprehensive income for all periods presented. Additionally, all assets and liabilities of the mining machine business have been presented separately as assets and liabilities of discontinued operations in the accompanying consolidated balance sheets as of December 31, 2023 and 2022. In connection with the held for sale classification, the Company recognized an impairment of JPY258,760, partially offset by a deferred tax benefit of JPY59,408 on the remeasurement of the disposal group held for sale, which has been included in discontinued operations in the accompanying consolidated statement of operations and comprehensive income for the year ended December 31, 2022.

On January 23, 2023, the Company closed the transaction of disposition of the mining machine business. The Company recognized a loss of JPY6,742 upon the closing of the transaction.

The following table presents financial results from discontinued operations, net of income taxes in our consolidated statements of operation and comprehensive income for the period indicated:

	For the Years Ended
	December 31,
	2023	2022	2021

Revenues, net	-	993,770	-
Cost of revenues	-	(478,516)	-
Gross profit	-	515,254	-

Operating expenses
Selling, general and administrative expenses	-	(136,286)	-
Impairment loss	-	(258,760)	-
Total operating expenses	-	(395,046)	-

Other expenses	(6,742)	-	-

Income (loss) from discontinued operations before income taxes	(6,742)	120,208	-
Income tax expense	-	(41,580)	-
Income (loss) from discontinued operations, net of income taxes	(6,742)	78,628	-
Net loss from discontinued operations attributable to noncontrolling interests	-	(9,895)	-
Income (loss) from discontinued operations attributable to SYLA Technologies Co., Ltd.	(6,742)	88,523	-

The following table presents the aggregate carrying amounts of the assets and liabilities of discontinued operations of the mining machine business in the consolidated balance sheets as of the date indicated:

	As of December 31,
	2023	2022
ASSETS OF DISCONTINUED OPERATIONS
Current assets
Accounts receivable	-	2,762
Inventories	-	66,828
Other current assets	-	11,437
Total current assets	-	81,027

Non-current assets
Property, plant and equipment, net	-	25,713
Intangible assets, net	-	154,574
Goodwill	-	8,046
Total non-current assets	-	188,333

Total assets of discontinued operations, gross	-	269,360
Less: impairment of disposal group*	-	(258,760)
Total assets of discontinued operations, net	-	10,600

LIABILITIES OF DISCONTINUED OPERATIONS
Current liabilities
Accounts payable	-	3,308
Total current liabilities	-	3,308

Total liabilities of discontinued operations	-	3,308

*	In connection with the discontinued operation of mining machine business, the Company measured the disposal group at its fair value less costs to sell and accordingly recorded impairment of JPY258,760 in the fourth quarter of 2022.

NOTE 22 – COMMITMENT AND CONTINGENCIES

Purchase Commitment

The amount of contractual commitments for the acquisition of real estate properties was JPY94,276 and JPY2,025,870 as of December 31, 2023 and 2022, respectively.

Contingencies

The Company is involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s consolidated financial statements.

NOTE 23 – SUBSEQUENT EVENTS

During the subsequent period, the Company entered into various loans with banks and financial institutions for working capital purpose and for the purpose of purchasing and constructing real estate properties and solar power plants and systems. The Company paid off certain loans in an aggregate amount of approximately JPY2,800,000 ahead of schedule as the pledged real estate properties were sold to customers.

During the subsequent period, the Company entered into various lease agreements for the purpose of subleasing.

On November 15, 2023, the Company and Riberesute Corporation (“Riberesute”), a company listed on the Tokyo Stock Exchange, entered into a share transfer agreement, pursuant to which the Company purchased 2,158,800 shares of Riberesute, equivalent to a 20.39% equity interest in Riberesute, from four shareholders of Riberesute in an aggregate cash consideration of approximately JPY1,988,000. On January 12, 2024, the Company closed the transaction of share purchase.

On April 26, 2024, the Board of Directors of the Company approved the extension of the stock options expiration date from April 30, 2024 to April 30, 2027 for the stock options granted on May 31, 2014 and October 1, 2017, respectively. The valuation of stock options modification has not yet completed as of the date of this report.

On April 30, 2024, SYLA Co issued 45 shares to Riberesute for cash consideration of approximately JPY300,000.

ITEM 19. EXHIBITS

EXHIBIT INDEX-

Exhibit	Description
1.1	Articles of Incorporation of the Registrant (English translation), included as Exhibit 1.1 to Annual Report on Form 20-F filed on April 18, 2023 and incorporated herein by reference.
1.2	Amendment to Articles of Incorporation of the registrant, included as Exhibit 1.1 to Form 6-K filed on July 6, 2023 and incorporated herein by reference.
2.1	Form of Deposit Agreement among the Registrant, the depositary, and holders and beneficial owners of the American Depositary Receipts, filed as Exhibit 4.1 to Form F-1 (File No. 333-268420) filed on November 16, 2022 and incorporated herein by reference.
2.2	Specimen American Depositary Receipt of the Registrant, included as Exhibit A in Exhibit 4.1 to Form F-1 (File No. 333-268420), filed on November 16, 2022 and incorporated herein by reference.
2.3	Description of Securities (Description of American Depositary Shares), included as Exhibit 2.3 to Annual Report on Form 20-F filed on April 18, 2023 and incorporated herein by reference.
4.1	9th Stock Acquisition Rights Allotment Agreement, dated November 9, 2022, between SYLA Technologies Co., Ltd. and HeartCore Enterprises, Inc., filed as Exhibit 10.4 to Form F-1 (File No. 333-268420) filed on November 16, 2022 and incorporated herein by reference.
4.2†	Independent Director Agreement, dated as of December 5, 2022, between SYLA Technologies Co., Ltd. and Ferdinand Groenewald, filed as Exhibit 10.5 to Form F-1 (File No. 333-268420) filed on December 6, 2022 and incorporated herein by reference.
4.3	Business Transfer Agreement, dated as of January 20, 2023, between SYLA Technologies Co., Ltd. and Getworks Co., Ltd., filed as Exhibit 10.6 to Form F-1 (File No. 333-268420) filed on January 30, 2023 and incorporated herein by reference.
4.4	Underwriting Agreement, dated as of March 30, 2023, by and between SYLA Technologies Co., Ltd. and Boustead Securities, LLC, filed as Exhibit 1.1 to Form 6-K filed on March 31, 2023 and incorporated by reference herein.
4.5	Form of Representative’s Warrant from SYLA Technologies Co., Ltd. to Boustead Securities, LLC, filed as Exhibit 4.1 to Form 6-K filed on March 31, 2023 and incorporated by reference herein.
4.6*	Share Transfer Agreement, dated November 15, 2023, between SYLA Technologies Co., Ltd. and Riberesute Corporation.
4.7*	Basic Agreement on Collaboration, dated December 8, 2023, between SYLA Technologies Co., Ltd. and BlackRock Japan Co., Ltd.
4.8*	Capital and Business Alliance Agreement, dated January 23, 2024, between SYLA Technologies Co., Ltd. and Riberesute Corporation.
8.1*	List of Subsidiaries of the Registrant.
11.1	Code of Ethics and Business Conduct of the Registrant., included as Exhibit 11.1 to Annual Report on Form 20-F filed on April 18, 2023 and incorporated herein by reference.
11.2	Insider Trading Policy of the Registrant, included as Exhibit 11.2 to Annual Report on Form 20-F filed on April 18, 2023 and incorporated herein by reference.
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm.
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
†	Includes management contracts and compensation plans and arrangements.

113

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SYLA Technologies Co., Ltd.

May 15, 2024	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer

114