Form 20-F
period 2024-12-31
SYLA Technologies Co., Ltd.
filed 2025-04-30
CIK 1946216

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-41662

SYLA TECHNOLOGIES CO., LTD.

(Exact name of registrant as specified in its charter)

Japan

(Jurisdiction of incorporation or organization)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, 150-0012, Japan

Telephone: +81 3-4560-0650

(Address of principal executive offices)

Hiroyuki Sugimoto

Chief Executive Officer

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, 150-0012 Japan

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

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥157.37= US$1.00, which was the foreign exchange rate on December 31, 2024 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in its weekly release on January 6, 2025. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Summary Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include the following:

●	Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.
●	There is a risk that we will be a passive foreign investment company (which we refer to as “PFIC”) for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.
●	It may not be possible for investors to effect service of process within the United States upon most our directors, corporate auditors and executive officers, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.
●	Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.
●	Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.
●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.
●	As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.
●	If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and have an adverse effect on the value of our securities.
●	As an emerging growth company, our auditor will not be required to attest to the effectiveness of our internal controls.
●	We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.
●	We depend on certain officers of the Company, the loss of whom could materially harm our business.
●	Real estate development projects are subject to numerous risks outside the Company’s control such as governmental regulations and associated legal concerns, delays in permitting and other governmental approvals, potential delays in project initiation or completion, increased expenses, restrictions on construction or other activities, increased costs, and labor shortages.
●	Commercial and residential property building is subject to warranty and construction defect claims in the ordinary course of business that can be significant.
●	We rely on subcontractors, which can expose us to various liability risks.
●	We rely on our ability and the ability of our customers to obtain bank loans.
●	Failure to manage land acquisitions, inventory and construction and development processes could result in significant cost overruns or errors in valuing sites.
●	If land is not available at competitive prices, our sales and results of operations could be adversely affected.
●	If the value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.
●	A material amount of our revenues may be concentrated in one or more large customers. If we lose or experience a significant reduction in sales to such key customers, our revenues may decrease substantially and our results of operations and financial condition may be harmed.
●	Historically, we have relied to a material extent on certain suppliers. If we encounter delays or difficulties in securing the required materials from such suppliers and are unable to find replacements or immediately transition to alternative suppliers, the lack of supplies delaying the production of our products could have a material adverse effect on our financial condition, results of operations and reputation.
●	If we experience shortages in labor supply, increased labor costs or labor disruptions, there could be delays or increased costs in developing our real estate, which could adversely affect our operating results.
●	Failure to recruit, retain and develop highly skilled, competent people at all levels may have a material adverse effect on our standards of service.

●	Regulations regarding environmental matters and climate change may affect us by substantially increasing our costs and exposing us to potentially liability.
●	Raw materials and building supply shortages and price fluctuations could delay or increase the cost of commercial and residential property construction and adversely affect our operating results.
●	We intend to have significant operations in certain geographic areas, which will subject us to an increased risk of loss of revenue or decreases in the market value of our land and commercial and residential properties in these regions from factors which may affect any of these regions.
●	We participate in certain unconsolidated joint ventures, including those where we do not have a controlling interest, where we may be adversely impacted by the failure of the unconsolidated joint venture or the other partners in the unconsolidated joint venture to fulfill their obligations.
●	A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.
●	Ownership or occupation of land and the use of hazardous materials carries potential environmental risks and liabilities.
●	Shortages of utilities and resources and fluctuations in rates could adversely affect our business.
●	The illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.
●	We may not make a profit if we sell a property.
●	Competition for acquisitions may result in fewer acquisition opportunities and increased prices for properties, which may impede our growth and materially and adversely affect us.
●	The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition.
●	The real estate crowdfunding platforms may not operate as we anticipate.
●	If the security of our investors’ confidential information stored on the real estate crowdfunding platforms is breached or otherwise subjected to unauthorized access, their secure information may be stolen.
●	Any significant disruption in service on the real estate crowdfunding platforms or in their computer or communications systems could reduce their attractiveness and result in a loss of users.
●	If we were to enter bankruptcy proceedings, the operation of the real estate crowdfunding platforms and the activities with respect to our operations and business would be interrupted.
●	Inappropriate business behavior of entrepreneurs raising funds via our platforms could result in reputational or financial damages to our business.
●	Our crowdfunding platform operates on an online distribution model and is, therefore, subject to internet cyber risk.
●	Increasing competition within our emerging industry could have an impact on our business prospects.
●	Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.
●	Our outstanding debt agreements may limit our flexibility in operating and expanding our business.
●	We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.
●	We have broad authority to incur debt.
●	Investors will not receive the benefit of the regulations provided to real estate investment trusts or investment companies.
●	If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted.
●	The exemption from the Investment Company Act of 1940, as amended (the “1940 Act”), may restrict our operating flexibility. Failure to maintain this exemption may adversely affect our profitability.
●	We may suffer losses that are not covered by insurance.
●	Solar power generation is weather-dependent, and power production fluctuates depending on weather conditions such as clouds and rain. This can make power generation inconsistent and difficult to predict.
●	Failure to protect our intellectual property could substantially harm our business and operating results.
●	Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.
●	If our cost efficiency measures are not successful, we may become less competitive.
●	Failure to deliver high-quality products, software, and services could lead to loss of customers and diminished profitability.

●	Cyber-attacks and other security incidents that disrupt our operations or result in the breach or other compromise of proprietary or confidential information about us or our workforce, customers, or other third parties could disrupt our business, harm our reputation, cause us to lose clients and expose us to costly regulatory enforcement and litigation.
●	We may not successfully implement our acquisition strategy, which could result in unforeseen operating difficulties and increased costs.
●	Our ability to generate substantial non-U.S. net revenue is subject to additional risks and uncertainties.
●	Compliance requirements of current or future environmental and safety laws, or other laws, may increase costs, expose us to potential liability and otherwise harm our business.
●	Natural disasters, terrorism, armed hostilities, pandemics or other public health issues could harm our business.
●	Global climate change, and legal, regulatory, or market measures to address climate change, may negatively affect or business, operations, and financial results.
●	We may face substantial damages or be enjoined from pursuing important activities as a result of future litigation, arbitration or other claims.
●	Constriction of the capital markets could limit our ability to access capital and increase our costs of capital.
●	We anticipate having a substantial amount of debt which could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our debt-related obligations.
●	Markets in which the Company is anticipated to invest are subject to a high degree of volatility and, therefore, the Company’s performance may be volatile.
●	The volatile credit and capital markets could have a material adverse effect on our financial condition.
●	A prolonged economic downturn could materially affect us in the future.
●	The Company is subject to changes in the Labor Standards Law and other regulations, and violations of such laws and regulations may adversely affect the Company’s business performance and reputation.
●	Failure to strengthen our internal controls could have a significant adverse impact on the Company and its business performance and reputation.
●	The ADSs are listed on Nasdaq, and there can be no assurance that we will be able to comply with Nasdaq’s continued listing standards.
●	The price of ADSs could be subject to rapid and substantial volatility.
●	The price of the ADSs may fluctuate substantially.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.
●	If the voting power of our capital stock continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.
●	If the benefits of any proposed acquisition do not meet the expectations of investors, stockholders or financial analysts, the market price of the ADSs may decline.
●	The payment of future dividends on our common shares, if any, will be at the discretion of our board of directors and will depend on many factors on which the board of directors may determine not to do so.
●	Sales of a substantial number of common shares or ADSs in the public markets by our existing shareholders in the future could cause the price of the ADSs to fall.
●	The future issuance of additional common shares in connection with our stock options, convertible bonds, acquisitions or otherwise may adversely affect the market of the ADSs.
●	The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.
●	Issuance of ADSs and surrender of ADSs for the purpose of withdrawal of shares may be suspended.
●	We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying common shares.
●	Holders of ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to such holders.
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

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

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status depends, in part, on the amount of cash that we raise and how quickly we utilize the cash in our business. Furthermore, a decrease in the market price of the ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year. We believe we were not a PFIC in prior taxable year 2024 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2023.

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

We rely upon the accumulated knowledge, skills and experience of the officers and personnel of our Company and its affiliates. If Hiroyuki Sugimoto, our Chief Executive Officer, Yoshiyuki Yuto, our Chief Operating Officer, or any of the other officers or personnel were to leave the Company or become incapacitated, we might suffer in our planning and execution of business strategy and operations, impacting our brand and financial results.

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

Our commercial and residential real estate construction is dependent on loans from financial institutions. We rely on bank loans for 13% of the financing that goes into construction of our development projects. Our commercial and residential real estate construction is dependent on our customers being able to obtain loans from financial institutions. The customers who purchase our properties rely on bank loans for the ability to make purchases. Additionally, more than 95% of our client purchasers use our affiliated bank loans to purchase condominiums. Affiliated loans are only offered to real estate agents that meet the standards set by financial institutions, such as sales and compliance. Therefore, in the event that a financial institution ceases to provide financing to a client who purchases a condominium, our business performance could be affected. If we are unable to obtain this funding at any time and for any reason, as we rely on bank loans for the financing for our construction and development projects, our business performance could be affected.

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

During the year ended December 31, 2024, we constructed and sold two buildings, Oji PJ (total units: 33) and Nishi-Sugamo PJ (total units: 45), which were sold to a private fund managed by BlackRock’s Real Estate Division. More specifically, in the fiscal year ended December 31, 2024, we paid a lump sum in respect of the Oji PJ property during the first quarter, and we paid a lump sum to the Nishi-Sugamo PJ property during the fourth quarter.

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

As part of our real estate business, we resell buildings and land that have been constructed and developed by general contractors, general real estate companies or developers to third parties. In the case where we own the land, we engage a general contractor, general real estate company or developer to construct and develop the building or land and we make progress payments towards the construction and development of the building or land. In the case where we do not own the land (but rather the general contractor, general real estate company or developer owns the land), we purchase the constructed building with the land or developed land from the general contractor, general real estate company or developer upon completion. In Japan, we consider the general contractor, general real estate company or developer in these types of arrangements to be that of a supplier of buildings and land. In the past, we have routinely engaged Jyukyo Construction Co., Ltd., Fuetsu Construction Corporation, Sanko Bld Co. Ltd., among several general contractors to construct condominiums under this type of supply arrangement for us.

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

During the year ended December 31, 2023, Shinei Kogyo Ltd. accounted for 29.98%, Kazakoshi Kensetsu Co. for 21.80%, Mugishima Kensetsu for 11.39%, Misaki-gumi for 8.22%, and in-house construction for 7.68% of the supplies we received from our suppliers. Total construction costs were paid by the Company within 3 months after completion of construction. We have no long-term contract or arrangement with the aforementioned general contractors. There are no long-term contracts or arrangements with the aforementioned general contractors.

The top three contractors for our construction projects (i.e., those that we plan to own or resell) during the fiscal year ended December 31, 2024 were Sanko Build Co., Ltd. (41.68%), Cumica Corporation (21.95%), and Aoki Woodwork Co., Ltd. (12.68%). Construction fees for condominium buildings were paid by us within five months of the completion of such buildings. Thereafter, we resold such condominium buildings to our client. We have no long-term contracts or arrangements with the aforementioned general contractors.

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

To the extent tight supply and demand for electricity results in restrictions on power usage and days on which construction cannot be performed, we expect to incur additional labor and other costs due to schedule delays. For example, the Tokyo Metropolitan Government, the municipality in which our company’s main development site is located, enacted an ordinance that became effective in April 2025, which mandates the installation of solar panels on residences for house builders and other businesses with a total annual supply floor area of 20,000 m2 or more in Tokyo. Although we are not currently subject to such regulation, if the scope of the ordinance is expanded in the future, developers will be compelled to change their design plans due to higher than expected construction costs to install solar power generation equipment. Even if sales prices were to rise, but associated rents do not keep pace, the relevant property may become less attractive as an investment property and as a result sales may slow down.

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

The total debt outstanding under our credit facilities as of December 31, 2024 was ¥29,753,494 thousand (approximately US$189,067 thousand) on a consolidated basis. Our indebtedness could have significant effects on our business, such as:

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

As of December 31, 2024, we had a total of 195 loans with 59 Japanese financial institutions for an aggregate principal amount of ¥33,422,837 thousand (approximately US$211,126 thousand) on a consolidated basis. None of the loan agreements contain any material financial covenants, although certain of the government-sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders. However, 64 of the loan agreements have our Chief Operating Officer as a personal guarantor of such debt obligations of our Company. If we release our Chief Operating Officer from such a guarantor burden, the lenders may request us to provide them with alternative collateral and/or seek additional negative covenants on the existing loan agreements. This could limit our discretion to invest, utilize, and/or dispose of our assets for business.

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

We are not a real estate investment trust and enjoy a broader range of permissible activities. Under the 1940 Act, an “investment company” is defined as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

We intend to operate in such manner as not to be classified as an “investment company” within the meaning of the 1940 Act as we intend on primarily holding and managing real estate. The management and the investment practices and policies of ours are not supervised or regulated by any federal or state authority. As a result, investors will be exposed to certain risks that would not be present if we were subjected to a more restrictive regulatory situation.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted

If we are ever deemed to be an investment company under the 1940 Act, we may be subject to certain restrictions including:

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

The exemption from the 1940 Act may restrict our operating flexibility. Failure to maintain this exemption may adversely affect our profitability.

We do not believe that at any time we will be deemed an “investment company” under the 1940 Act as we do not intend on trading or selling securities. Rather, we intend to hold and manage real estate. However, if at any time we may be deemed an “investment company,” we believe we will be afforded an exemption under Section 3(c)(5)(C) of the 1940 Act. Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an “investment company” any entity that is primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate”. To qualify for this exemption, we must ensure our asset composition meets certain criteria. Generally, 55% of our assets must consist of qualifying mortgages and other liens on and interests in real estate and the remaining 45% must consist of other qualifying real estate-type interests. Maintaining this exemption may adversely impact our ability to acquire or hold investments, to engage in future business activities that we believe could be profitable, or could require us to dispose of investments that we might prefer to retain. If we are required to register as an “investment company” under the 1940 Act, then the additional expenses and operational requirements associated with such registration may materially and adversely impact our financial condition and results of operations in future periods.

Risks Related to Insurance

We may suffer losses that are not covered by insurance.

Certain weather and environmental events, such as fire, lightning, bursts and explosions, wind, hail, snow, and water damage, can cause damage to real estate. Fire insurance policies can be acquired to prepare for such events. In addition, earthquake insurance can be purchased along with fire insurance. Even in the event of an unprecedented disaster such as the Great East Japan Earthquake, earthquake insurance is a highly public insurance policy operated under the Earthquake Insurance Law, which by law guarantees insurance payments of up to ¥12,000,000,000 thousand per earthquake. However, not all perils are covered by insurance, as some are subject to insurance exclusions. For example, earthquake insurance does not pay out if there is no damage to the building itself, but only to gates, fences, or hedges, nor does it pay out for damage caused by war, civil war, or other similar events or riots. Damage caused by land subsidence, uplift, movement, or vibration. will also not be paid.

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

Sales outside the United States accounted for 100% of our consolidated net revenue for the year ended December 31, 2024. Our future growth rates and success are substantially dependent on the continued growth of our business outside of the United States. Our international operations face many risks and uncertainties, including varied local economic and labor conditions; political instability; public health issues; changes in the U.S. and international regulatory environments; the impacts of trade protection measures, including increases in tariffs and trade barriers due to the current geopolitical climate and changes and instability in government policies and international trade arrangements, which could adversely affect our ability to conduct business in non-U.S. markets; changes in tax laws (including laws imposing U.S. taxes on foreign operations); potential theft or other compromise of our technology, data, or intellectual property; copyright levies; and foreign currency exchange rates. We could incur additional operating costs, or sustain supply chain disruptions, due to any such changes. Any of these factors could negatively affect our international business results and growth prospects.

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

The “Law Concerning Reforms in the Workplace” in Japan, which generally took effect in April 2019, imposes a cap on overtime work and other restrictions in relation to working conditions., While such law and its associated regulations were initially postponed in their application to the construction industry, such law and regulations will be in effect starting from April 2024. Accordingly, the Company’s construction department is in the process of addressing these new legal and regulatory changes. To the extent that there are any violations of these laws and regulations, there may be an adverse effect to the Company’s business performance and reputation.

Failure to strengthen our internal controls could have a significant adverse impact on the Company and its business performance and reputation.

Although the Company is actively engaged in new business and M&A activities, to the extent a situation arises where the Company is unable to maintain and establish adequate internal controls due to an inability to continue hiring additional employees in connection with its business expansion, there may be difficulties in properly managing the Company’s business, which in turn may adversely affect the business performance of the Company and its affiliates. As described in Item 15below, at the current time there are material weaknesses in the financial reporting process and in the management system for related-party transactions.

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

Management controls approximately 62.54% of the voting power of our outstanding common shares if all the common shares being offered are sold. As a result, management has majority voting power over all matters requiring shareholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.

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

As of December 31, 2024, we had an aggregate of 44,287 common shares issuable upon exercise of outstanding stock options at a weighted average exercise price of ¥8,781 (US$55.80) per share. If and when these options are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

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

SYLA Technologies Co., Ltd. was founded in Japan on March 3, 2009. The subsidiaries of SYLA Technologies include SYLA Co., Ltd. (96.96% owned), SYLA Solar Co., Ltd. (100% owned), SYLA Brain Co., Ltd. (67% owned), and SYLA Biotech Co., Ltd. (100% owned, since on December 15, 2023 SYLA Technologies Co. Ltd. acquired the outstanding 40% from a private shareholder. On July 7, 2024, SYLA Solar Co., Ltd. merged SYLA Biotech Co., Ltd.). Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our principal place of business is located on the 7th floor of Ebisu Prime Square, 1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan, and our telephone number is +81345600650. Our website is https://syla-tech.jp/. Information on our website or accessible via our website is not reflected in this annual report and is not part of this annual report. Any information on our website should not be considered part of this annual report. The address of our website is included in this annual report for informational purposes only. We operate pursuant to the Companies Act. See “Item 5. Operating and Financial Review and Prospects,” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions for a detailed discussion of our capital expenditures and divestitures.

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

For the years ended December 31, 2024, 2023 and 2022, the Company reported revenues of ¥30,872,023 thousand (US$196,175 thousand), ¥22,743,410 thousand, and ¥22,055,785 thousand, respectively, net income from continuing operations of ¥1,250,929 thousand (US$7,949 thousand), ¥749,361 thousand and ¥310,761 thousand, respectively, and net cash used in operating activities from continuing operations of 6,044,821 thousand (US$38,412 thousand), ¥6,338,698 thousand, and ¥3,401,712 thousand, respectively.

As stated in the consolidated financial statements, as of December 31, 2024, the Company had retained earnings of ¥4,528,480 thousand (US$28,776 thousand). During the year ended December 31, 2024, the Company generated revenues from sales of real estate, sales of land, rental services, real estate management services, real estate construction services, sales of solar power plants, solar power plants operation and maintenance services, sales of electricity and container operation and management services. The Company started real estate crowdfunding business in June 2021 and generated minimal revenues from real estate crowdfunding for the years ended December 31, 2024 and 2023.

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

Sales by services

Service	Sales (thousand yen) for the Years ended December 31,
	2024	2023	2022
Real estate development and sales	27,114,518	19,567,216	19,649,505
Asset management	2,375,735	1,902,298	1,630,298
Renewable energy	1,346,621	881,545	775,982
Others (mainly containerized data center business)	35,149	392,051	-
Total	30,872,023	22,743,410	22,055,785

Company name by services

Service	Group company name
Real estate development and sales	SYLA, SYLA Technologies
Asset management	SYLA, SYLA Realty, SYLA Technologies
Renewable energy	SYLA Solar, SYLA Biotech
Others (mainly containerized data center business)	SYLA Biotech

Refer to 2024 figures from the Japan Securities Dealers Association’s “National Survey on Securities Investment (Summary of Survey Results)” (2024).

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

The Company has taken the following measures seeking to incentivize people to move money from their bank accounts into investments: (i) offering a minimum investment as low as ¥10,000 (approximately US$63.54), (ii) providing what it believes to be a user-friendly online platform to invest on, and (iii) offering the ability to generate returns on their investments while offering investments in socially responsible causes related to (a) clean energy (such as construction of solar power plants and apartments utilizing solar energy), (b) the elderly (such as construction of apartments with aging-in-place renovations to permit elderly to live independently), (c) animals (such as construction of pet-friendly apartments that allows multiple pets to be kept to reduce the number of animals ending up in shelters and euthanized), and (d) other local corporate initiatives.

With the Japanese government taking the lead in promoting asset management as part of its national policy, our Company has been using crowdfunding, in which investors can invest as little as ¥10,000 (approximately US$63.54) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform. This minimum investment amount is low enough to attract a wide range of potential customers to the Company’s platform, from all ages from 18 years old and up. The Company has already seen a steady increase in the number of customers who have participated in crowdfunding to purchase condominiums on our platform. Specifically, from December 31, 2023 to December 31, 2024, the registered members on our platform have increased from 279,029 to 280,928. We will continue to increase asset management opportunities by offering a variety of products on our platform while increasing the number of members by utilizing our unique marketing.

Description of our Businesses

Real Estate Development and Sales Business

Real estate development and sales business, primarily conducted by SYLA Co., Ltd., provides a one-stop service for the development, construction, and sale of investment apartments for the purpose of asset management.

The development of investment apartments is facilitated by our own information sourcing abilities, the wide network of real estate brokers affiliated with our Group (2023: 7,383 people, 2024: 9,922 people (as of December 31, 2024)), in addition to our expertise and extensive experience in property development.

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

Our real estate crowdfunding platform Rimawari-kun was launched in June 2021. This service allows customers to invest as little as ¥10,000 (approximately US$63.54) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform and perform all investment-related procedures online. This process lowers the barriers to entry experienced by individual investors, including requirements for large amounts of capital as well as lengthy and tedious borrowing procedures. The platform can also be used to finance capital expenditures and real estate development through the use of real estate, which has been a challenge for many businesses. Free registration is required to use the crowdfunding service, and all information will be available once registration is complete.

The concept of the platform is “contributing to society, revitalizing local communities, and supporting individuals in pursuing their dreams and challenges,” and appeals to the empathy of individual investors interested in Environment, Social and Governance (“ESG”) investment. The platform aims to promote investment in real estate that may have been passed over for investment in the past, and achieve both economic and social returns. We have developed a wide range of investment products, from single residences to commercial buildings, factories, and lodging facilities, and created a platform that allows any of our registered users to access the real estate investment market, which has traditionally been very difficult for individuals to gain entry. There is no fee to become a registered user, although registration as a user is required in order to use our products and services. As a result, we have over 280,000 registered members as of December 31, 2024. According to a market survey titled Investigation to Prove and Verify No. 1 Market Share of the Japanese Real Estate Crowdfunding Industry in October 2024 conducted by Japan Marketing Research Organization, we have the largest membership among real estate crowdfunding services in Japan.

The largest real estate crowdfunding platform in the U.S., FUNDRISE, has 385 thousand members, according to its website as of March 1, 2025. As of the end of December 2023, the real estate fundraising amount was US$7 billion (approximately ¥1,101.59 billion).

Asset Management Business

The asset management business focuses on rental income from real estate owned by the Company, as well as lease management, building management, and operation and maintenance of solar power plants.

Apartment management

The apartment management business provides apartment management services for properties managed by the Rimawari-kun Business, properties owned by us, and properties leased under subleases. We currently manage approximately 3,494 units as of the end of December 2024.

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

For apartment management and building maintenance and management, the number of units under management has reached 3,494 units as of December 31, 2024.

Rental income from owned properties

Assets held by the Company during the year ended December 31, 2024*			(Unit: thousand yen (¥))
		Acquisition cost	Annual rent
Commercial building	16 buildings	5,527,177	329,559
Residence	264 houses	6,092,429	376,0569
Total		11,619,606	705,615

*excludes rental income of ¥570,064 thousand (US$3,622 thousand) in the year ended December 31, 2024 from properties subleased by the Company at a premium over the Company’s lease payments.

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

The number of solar power generation units sold in the fiscal year ended December 31, 2024 was 27 units, and SYLA Solar’s sales were 1,410,735 thousand yen (approximately US$8,964 thousand).

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

In the past two decades, household financial assets have increased about 1.4times in Japan and 3.4 times in the U.S., a gap of about two times (*From the Cabinet Secretariat’s “Basic Data Collection on Doubling Asset Income” (2024)). The ratio of cash and deposits to total household financial assets is 54.2% in Japan and 13.7% in the U.S. This indicates that Japanese households have strong trust in cash and deposits, while U.S. households have a high level of trust in investments. (*From the Bank of Japan’s “Comparison of Japan, the United States, and Europe in terms of the flow of funds” (2024).)

Real Estate Development Industry

In the real estate development industry, the number of new housing starts in FY 2024 was 792,098 units, a 3.4% decrease from the previous year (according to the Ministry of Land, Infrastructure, Transport and Tourism, Policy Bureau, Construction Economics Statistics and Research Office, Building Construction Starts Statistics Survey Report 2024 total). In December 2021, the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) reviewed its Environmental Action Plan, which includes securing ZEH and ZEB standards for new buildings, and it is expected that future new buildings will be required to be built in consideration of the environment, including ZEH and ZEB standards (Ministry of Land, Infrastructure, Transport and Tourism Policy Bureau, Environmental Action Environmental Action Plan (December 27, 2021)).

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

The Japanese real estate crowdfunding market is growing at a significant pace driven by massive construction activity in the country. In Japan, crowdfunding requires the use of internet channels to collect small donations from many people. Generating sales from their products, services, and creative initiatives has become a common strategy for Japanese companies, both startups and established firms, leveraging a healthy market, cooperative local communities, and favorable regulatory conditions. As of December 31, 2023, the Japanese crowdfunding industry had a transaction value of approximately US$170 million. The average amount of funds raised per campaign in 2023 is expected to increase significantly, reaching US$45,000.

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

The total amount of electricity generated from renewable energy sources, mainly solar power, has been increasing year by year, reaching 218,9 billion kWh at the end of FY2022, equivalent to 62% of the FY2030 target (353.0 billion kWh) of the 6th Basic Energy Plan.

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

The installation of solar power generation is progressing at a pace of approximately 5 GW per year at the current rate.   In order to achieve the 2030 target (103.5–117.6 GW), it will be necessary to install 30–45 GW over the next six years, which means continuing to install at a pace of 5–7.5 GW per year. Moving forward, the government will promote various subsidies and system designs to support the social implementation of rooftop solar, ground-mounted solar, and next-generation solar cells. “About Solar Power Generation” December, 2024, Agency for Natural Resources and Energy, METI

https://www.meti.go.jp/shingikai/santeii/pdf/100_01_00.pdf

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

Real Estate Crowdfunding Service

The real estate crowdfunding service on the Rimawari-kun platform allows members to invest as little as ¥10,000 (approximately US$63.54) in a real estate investment among a portfolio of real estate investment opportunities offered on our crowdfunding platform and earn a scheduled yield, based on the concept of “contributing to society, revitalizing local communities, and supporting individuals in pursuing their dreams and challenges.” Everything from member registration to investment execution can be completed online. In addition, in order to manage clients’ assets in a sustainable, safe, and secure manner, we carefully select and screen all properties to be exhibited, and the entire process from property management to sale can be entrusted to us, a professional real estate firm. This allows investors to invest in and manage real estate without the need for time and advanced knowledge.

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

In 2024, OJI PJ (total units: 33), NISHI-SUGAMO PJ (total units: 45) were constructed and sold to a private fund managed by BlackRock’s Real Estate Division. The purchase price for each property is paid in a lump-sum at the time of property delivery. We have entered into an agreement on business collaboration with a private fund managed by BlackRock’s Real Estate Division since 2023.

Regarding the Shirokane Takanawa II PJ, the land (662.01 m2) was sold to Hoosiers Asset Management Co., Ltd., and the purchase price was paid in a lump sum at the time of transfer of the property.

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

The top three contractors for our construction projects (i.e., those that we plan to own or resell) during 2024 were Sanko Build Co., Ltd. (41.68%), Cumica Corporation (21.95%), and Aoki Woodwork Co., Ltd. (12.68%), respectively, of our total construction costs. Payment was made by the Company within three months after completion of construction. Subsequently, we resold the condominium to the client. We have no long-term contract or arrangement with the above general contractors.

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

In marketing sales, we sell to Rimawari-kun members, and since advertising costs as little as ¥1,000,000 (approximately US$6,354) per month for apartment sales, we have extremely efficient marketing.

In referral sales, we strive to improve customer satisfaction through Rimawari-kun and conclude partner agreements between us and clients, whereby our affiliated partners introduce our services to new clients. Alongside marketing sales and referral sales, in addition to our original brand SYFORME focusing on customers ranging from the semi-affluent bracket, middle class bracket, and lower-class bracket (brackets defined below under “– Customers”), we will continue to offer only real estate with an asset quality that has been objectively and highly evaluated under the scoring system of Rimawari-kun AI. As a result, as of December 31, 2024, we had 1,541 apartment customers, and 3,622 units under management.

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

As a result, as of December 31, 2024, our real estate crowdfunding platform membership reached 280,928. According to a market survey titled Investigation to Prove and Verify No. 1 Market Share of the Japanese Real Estate Crowdfunding Industry in October 2024 conducted by Japan Marketing Research Organization, we have the largest membership among real estate crowdfunding services in Japan.

Solar Power Plants

The low-voltage solar power plants handled by SYLA Solar are sold as investment products primarily to customers in the semi-affluent, middle class, and lower-class brackets (brackets defined below under “– Customers”). *

Customers

Customer Brackets

The customers that we serve are divided into five financial brackets based on the value of their financial asset holdings:

●	“Super-affluent bracket” refers to individuals with financial asset holdings with a value of ¥500,000 thousand (US$3,177 thousand) or more.

●	“Affluent bracket” refers to individuals with financial asset holdings with a value between ¥100,000 thousand (US$635 thousand) and ¥500,000 thousand (US$3,177 thousand) or more.

●	“Semi-affluent bracket” refers to individuals with financial asset holdings with a value between ¥50,000 thousand (US$318 thousand) and ¥100,000 (US$635 thousand).

●	“Middle class bracket” refers to individuals with financial asset holdings with a value between ¥30,000 thousand (US$191 thousand) and ¥50,000 thousand (US$318 thousand).

●	“Lower class bracket” refers to individuals with financial asset holdings with a value lower than ¥30,000 thousand (US$191 thousand)

Real Estate Investment by Individual Investors

Our real estate development and sales customers are mainly semi affluent bracket and middle class bracket individual investors who are building assets through real estate investment.

Crowdfunding

The real estate crowdfunding customer base for the Rimawari-kun platform has more than 280,000 registered members who can invest for as little as ¥10,000 (approximately US$63.54) in a real estate investment among a portfolio of real estate investment opportunities offered on the platform. The main customers are mainly people belonging to the lower-class bracket aged 20s-40s who benefit from the speedy online contracting process.

Solar Power Plants

While the majority of SYLA Solar’s clients are individuals, we plan to expand to corporate clients on the Rimawari-kun platform and cultivate new clients throughout Japan through referrals from existing clients.

Competition

The revenue-generating real estate market, of which we are a part, has a large number of competitors, ranging from major companies to new entrants. In particular, the real estate crowdfunding industry is crowded with competitors, including many leading listed companies’ platforms such as Owner’s Book, Creal, and Rimple.

Amidst this environment, Rimawari-kun has surpassed 280,000 registered members. According to a market survey titled Investigation to Prove and Verify No. 1 Market Share of the Japanese Real Estate Crowdfunding Industry in October 2024 conducted by Japan Marketing Research Organization, which we engaged for a fee in the amount of ¥1,900 thousand to conduct such survey, we have the largest membership among real estate crowdfunding services in Japan.

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

Rimawari-kun facilitates the entry of individual investors into the real estate investment market with a minimum investment amount of ¥10,000 (approximately US$63.54) per unit, and its system, which allows all processes from membership registration to completion to be performed online, is promoting the online management of real estate investment.

We have in-house system development capabilities, in order to create and offer new services, customer needs, in a speedy manner. In addition, with the expertise of professional staff from various real estate businesses and the know-how of other companies that have participated in the Rimawari-kun concept, we offer a wide range of products for various asset types, including residences, detached houses, commercial buildings, lodging facilities, factories, and others. The service also provides investors with an easy and enjoyable way to take the first step toward asset management through the projects of familiar and well-known personalities.

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

We rely on subcontractors to perform 85% of the construction of our commercial and residential properties and to select and obtain raw materials. In addition, orders are distributed among multiple companies so as not to rely on a specific subcontractor. Also, there are more than 150 contractors commissioning construction work, so there is no dependence on a specific contractor. The top three contractors for our construction projects (i.e., those that we plan to own or resell) during 2024 were Sanko Build Co., Ltd. (41.68%), Cumica Corporation (21.95%), and Aoki Woodwork Co., Ltd. (12.68%), respectively, of our 2024 construction projects.

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

The Japanese revenue-generating real estate market, of which we are a part, is a market estimated to be worth ¥315.1 trillion (approximately US$2,002.3 billion) and is expected to continue to expand significantly. (Source: Value Management Institute, Inc., December 27, 2024, “Real Estate Investment Market Size in Japan (2024)”, kibo_2024.pdf (vmi.co.jp))

In addition, in May 2022, the law was amended to allow real estate transactions to be conducted online. In Japan, 66% of banking transactions and 50% of brokerage transactions, respectively, are conducted online. Our mission is to protect our customers and increase convenience and transparency in real estate online transactions.

*See figures for 2021 from MyBoscom’s “Survey on Internet Banking” (2021).

Real Estate Investment and Acceleration of Investment

We have entered into a business collaboration with a private fund managed by BlackRock’s Real Estate Division, as announced on December 11, 2023, with the aim of strengthening mutual collaboration, such as offering investment opportunities in the “SYFORME series” and other properties developed in Japan by our wholly owned subsidiary, SYLA Co., Ltd. In 2023, the three properties, SYFORME OJI II (Kita-ku, Tokyo), SYFORME MOTOMACHI-CHUKAGAI (Yokohama City, Kanagawa), and SYFORME TABATA (Kita-ku, Tokyo), generated total sales of ¥5,975 million (approximately US$38 million), and in January 2024, SYFORME OJI (Kita-ku, Tokyo) was sold to the private fund managed by BlackRock’s Real Estate Division. Going forward, we aim to further accelerate real estate development and investment in response to market needs, including consideration of collaboration in land acquisition through development.

Intellectual Property

Trademark

The names and marks SYLA, SYFORME, SYNEX, SENIOR TECH MANSION, Pet Tech Apartments, Rimawari-kun, Supportive Real Estate Crowdfunding “Rimawari-kun”, MAISON LE REVE, Livers Apartments, SYLA IoT Apartments, ietty and such characters as named “ietty” appearing in this annual report are the property of the Company and are registered tradenames and trademarks of the Company in Japan only. None of our names and marks appearing in this annual report are currently registered in the United States. Solely for convenience, trademarks, trade names and service marks referred to in this annual report may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend any use or display by us of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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

In fiscal year 2023, the three properties, SYFORME OJI II (Kita-ku, Tokyo), SYFORME MOTOMACHI-CHUKAGAI (Yokohama City, Kanagawa), and SYFORME TABATA (Kita-ku, Tokyo), generated total sales of ¥5,975 million (approximately US$37.97 million). In fiscal year 2024, Oji PJ (33 units) and Nishi Sugamo PJ (45 units) were, respectively, sold to the private fund managed by BlackRock’s Real Estate Division.

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

Currently, the Real Estate Specified Joint Enterprise Act requires that service operator’s capital exceeds the minimum amount required for licensing, and the service operator must have the necessary financial basis to operate a real estate specified joint enterprise and the human resources to properly carry out the business. amount required for licensing, and the service operator must have the necessary financial basis to operate a real estate specified joint enterprise and the human resources to properly carry out the business.

The terms and conditions of the Real Estate Specified Joint Enterprise Agreement must meet the criteria. Each office must have a business manager who meets specific requirements, including a licensed real estate transaction specialist.

Establishing a system for electronic transaction operations so that investors can obtain sufficient information when conducting pre-contract explanations and concluding contracts over the Internet. The service provider is required to comply with the basic requirements for real estate specified joint businesses, such as the following. In addition, when changing the workflow or documents to be used, it is necessary to apply to the Tokyo Metropolitan Government each time and obtain permission. If a service provider violates this law, its license will be revoked, and in serious cases, its business will be suspended. Any service providers violating this Act will lead to revocation of its license and, in serious cases, shutdown of its business.

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

The Act on Renewable Energy Special Measures is a key factor for the company as it is to encourage renewable energy generators to secure their predictability for investment return and take market-conscious activities, the revised Act is to establish a Feed-in-Premium (FIP) scheme in addition to the existing FIT scheme, a new scheme in which renewable energy generators are able to receive a certain level of premium based on the market price, is to establish a system in which part of the expenditures for fortifying electricity grids necessary for expanding the introduction of renewable energy into businesses, e.g., regional interconnection lines, which regional electricity transmission/distribution businesses bear under the current Act, is to be supported based on the surcharge system across Japan, and is to impose obligations on renewable energy generators to establish an external reserve fund for the expenditures for discarding their facilities for generating renewable energy as a measure for addressing concerns over inappropriate discarding of PV facilities. Any service providers violating this Act will lead to revocation of its license and, in serious cases, shutdown of its business.

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

This Act is to promote the use of renewable energy sources as energy sources for electricity by taking special measures for price, period, etc. with regard to the procurement of electricity from renewable energy sources by electricity utilities, taking into consideration that the use of renewable energy sources as energy sources is important in securing a stable and appropriate supply of energy in accordance with the economic and social environment in Japan and abroad and in reducing the environmental load arising from energy national economy, including the promotion of Japanese industry and the revitalization of local communities.

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

The “Act on the Arrangement of Related Acts to Promote Work Style Reform,” which took effect in April 2019, sets maximum limits on overtime work. In addition, the construction industry, which had been exempted from these regulations, also became subject to them from April 2024, and our construction division responded to this change. Violation of these regulations may affect our business performance and reputation.

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

C. Property, Plants and Equipment

Facilities

The Company’s head office is located on the 7th floor of Ebisu Prime Square Tower, 1-1-39, Hiroo, Shibuya-ku, Tokyo, where we lease approximately 990.1 m2 of office space from an unrelated third party. The lease is due to expire on September 30, 2026, with an automatic renewal for three additional years. The terms of the office lease provide for a base rent of ¥6,889,115 (approximately US$44 thousand) per month and a sales tax contribution of ¥688,912 (approximately US$ 4 thousand) per month.

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

For the years ended December 31, 2024, 2023 and 2022, the Company reported revenues of ¥30,872,023 thousand (US$196,175 thousand), ¥22,743,410 thousand and ¥22,055,785 thousand, respectively, net income from continuing operations of ¥1,250,929 thousand (US$7,949 thousand), ¥749,361 thousand and ¥310,761 thousand, respectively, and net cash used in operating activities from continuing operations to be ¥6,044,821 thousand (US$38,412 thousand), ¥6,338,698 thousand and ¥3,401,712 thousand, respectively. As stated in the consolidated financial statements, as of December 31, 2024, the Company had retained earnings of ¥4,528,480 thousand (US$28,776 thousand). During the year ended December 31, 2024, the Company generated revenues from sales of real estate, sales of land, rental services, real estate management services, real estate construction services, sales of solar power plants, solar power plants operation and maintenance services, sales of electricity, and containers operation and management services. The Company started real estate crowdfunding business in June 2021 and generated minimal revenues from real estate crowdfunding for the years ended December 31, 2024 and 2023 and 2022.

Organizational Structure

The following diagram reflects our current organizational structure as of the date of this annual report:

SYLA Technologies Co., Ltd. (formerly known as SYLA Holdings Co., Ltd.) was incorporated in Japan on March 3, 2009.

SYLA Co., Ltd. (96.96% owned subsidiary of the Company) operations include real estate sales, apartment development, leasing, management and brokerage, real estate crowdfunding, and solar power plant sales. SYLA Co., Ltd. was incorporated in Japan on September 1, 2006. On October 1, 2017, SYLA Technologies Co., Ltd. acquired 100% equity ownership of SYLA Co., Ltd. by shares exchange, which has been accounted for as a recapitalization between entities under common control since the same controlling shareholders controlled these two entities before and after the transaction. On April 26, 2024, SYLA Co., Ltd. entered into a share allotment agreement with Cumica Corporation, pursuant to which SYLA Co., Ltd. agreed to issue 45 shares of capital stock, equivalent to a 3.04% equity interest in SYLA Co., Ltd., to Cumica Corporation for cash consideration of ¥301,045 thousand (US$1,913 thousand). On April 30, 2024, SYLA Co., Ltd. received capital contribution in cash and Cumica Corporation became a noncontrolling shareholder of SYLA Co., Ltd.

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

SYLA Biotech Co., Ltd. (formerly known as RE100.com Co., Ltd.) (100% owned subsidiary of the Company) sells and maintains solar and biomass power generation equipment. In April 2022, the Company co-established SYLA Biotech Co., Ltd. with Makoto Ariki, a 5% shareholder of SYLA Brain Co., Ltd. The Company and Makoto Ariki each owned 50% equity interest of SYLA Biotech Co., Ltd. until September 13, 2022 when the Company’s ownership interest in SYLA Biotech was further increased to 60% as a result of share issuance on September 14, 2022, and eventually increased to 100% upon the acquisition of the remaining 40% equity interest from noncontrolling shareholders on December 15, 2023. SYLA Biotech Co., was merged by SYLA Solar Co., Ltd. on July 1, 2024.

SYLA Co., Ltd. incorporated its wholly-owned subsidiaries, SYLA Asset Management Co., Ltd., SYLA Realty Co., Ltd. and Rimawari-kun Co., Ltd. in Japan in March 2023, June 2023 and July 2023, respectively. SYLA Realty Co., Ltd. was merged by SYLA Co., Ltd. on September 1, 2024. There were no significant transactions for SYLA Asset Management Co., Ltd. and Rimawari-kun Co., Ltd. during the year ended December 31, 2024.

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

In fiscal year 2023, the three properties, SYFORME OJI II (Kita-ku, Tokyo), SYFORME MOTOMACHI-CHUKAGAI (Yokohama City, Kanagawa), and SYFORME TABATA (Kita-ku, Tokyo), generated total sales of ¥5,975 million (approximately US$38 million), and in January 2024, SYFORME OJI (Kita-ku, Tokyo) was sold to the private fund managed by BlackRock’s Real Estate Division.

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

Our ability to control costs and expenses and improve operational efficiency

As of December 31, 2024, we had 280,928 members on our real estate crowdfunding platform Rimawari-kun. According to a market survey titled Investigation to Prove and Verify No. 1 Market Share of the Japanese Real Estate Crowdfunding Industry in October 2024 conducted by Japan Marketing Research Organization, we have the largest membership among real estate crowdfunding services in Japan. As of December 31, 2024, 26,688 of the 280,928 members were derived from the marketing program associated with Rakuten Group, Inc., who we have a business alliance with, in order to attract members by focusing on banner advertisements and targeted mail magazines for Rakuten members. The number of Rakuten members is now more than 100 million. This marketing initiative allows customers who come in through Rakuten to receive a variety of point rewards, enabling the Rakuten Group and Rimawari-kun to send customers to each other. In addition, the Company is improving the UX and investment performance through point gifts according to the amount invested and birthday login point gifts.

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

In recent years, Japanese economic indicators have shown a wide range of movements, and the future growth of the Japanese economy is subject to a mixture of factors, many of which are beyond our control. The Ishiba administration aims to achieve a virtuous cycle of growth and distribution while continuing the “new capitalism” line of the Kishida administration, but it may be constrained by fiscal soundness. As the shift to a world with interest rates becomes a reality, triggered by the Bank of Japan’s lifting of negative interest rates in March 2024, there is a risk that rising wages and further rises in interest rates will have an impact on consumer spending and capital investment. The short- and long-term impact of these policies on the Japanese economy and how the value of the Japanese yen will compare with the currencies of other countries whose earnings are derived from the yen are still uncertain. If President Trump’s move to raise tariff rates spreads to other countries, it will become a drag on global economic growth, and in Japan too, negative effects are expected to be unavoidable, particularly in the export industries such as automobiles. If the Japanese economy or the global economy deteriorates in the future, consumption may decline, which could adversely affect the demand and prices of our products and services.

A. Operating Results

Results of Operations

The following table summarizes our operating income as reflected in our audited consolidated statements of operations for the years ended December 31, 2024, 2023, and 2022, and presents information regarding amounts and percentages during those periods.

(In thousands, except % data)

	For the Years Ended December 31,
	2022		2023		2024
	Amount (¥)	%of Total Revenue	Amount (¥)	% of Total Revenue	Amount (¥)	Amount (US$)	% of Total Revenue
Revenues, net	22,055,785	100.00	22,743,410	100.00	30,872,023	196,175	100.00
Cost of revenues	(18,451,969)	(83.66)	(17,205,966)	(75.65)	(24,265,941)	(154,197)	(78.60)
Gross profit	3,603,816	16.34	5,537,444	24.35	6,606,082	41,978	21.40

Operating expenses	(2,825,104)	(12.80)	(4,096,346)	(18.01)	(4,297,669)	(27,309)	(13.92)

Income from continuing operations	778,712	3.54	1,441,098	6.34	2,308,413	14,669	7.48

Other expenses	(122,771)	(0.56)	(425,758)	(1.87)	(466,423)	(2,964)	(1.51)

Income from continuing operations before income taxes	655,941	2.98	1,015,340	4.47	1,841,990	11,705	5.97

Income tax expense	(345,180)	(1.57)	(265,979)	(1.17)	(591,061)	(3,756)	(1.91)

Net income from continuing operations	310,761	1.41	749,361	3.30	1,250,929	7,949	4.06

Income (loss) from discontinued operations, net of income taxes	78,628	0.36	(6,742)	(0.03)	-	-	-

Net income	389,389	1.77	742,619	3.27	1,250,929	7,949	4.06

Net income from continuing operations attributable to noncontrolling interests	4,329	0.02	61,187	0.27	136,093	865	0.44

Net loss from discontinued operations attributable to noncontrolling interests	(9,895)	(0.04)	-	-	-	-	-

Less: net income (loss) attributable to noncontrolling interests	(5,566)	(0.02)	61,187	0.27	136,093	865	0.44

Net income attributable to SYLA Technologies Co., Ltd.	394,955	1.79	681,432	3.00	1,114,836	7,084	3.62

Our revenues generated from different revenue streams consist of the following:

(In thousands, except % data)

	For the Years Ended December 31,
	2022		2023		2024
		% of		% of			% of
	Amount (¥)	Total Revenue	Amount (¥)	Total Revenue	Amount (¥)	Amount (US$)	Total Revenue

Revenues, net
Real estate sales	17,978,875	81.52	16,031,129	70.49	21,808,782	138,583	70.65
Land sales	1,670,630	7.57	3,536,087	15.55	4,699,353	29,862	154.23
Rental income	1,007,112	4.57	1,136,521	5.00	1,275,679	8,107	4.13
Real estate management income	623,186	2.82	766,077	3.37	1,100,056	6,990	3.56
Real estate construction income	-	-	-	-	606,383	3,853	1.96
Solar power plants sales	561,331	2.55	633,337	2.78	1,017,458	6,465	3.30
Solar power plants operation and maintenance income	28,736	0.13	33,680	0.15	50,185	319	0.16
Electricity sales	185,915	0.84	214,528	0.94	278,978	1,773	0.90
Containers sales	-	-	373,604	1.64	-	-	-
Containers operation and management income	-	-	18,447	0.08	35,149	223	0.11
Total	22,055,785	100.00	22,743,410	100.00	30,872,023	196,175	100.00

Our selling, general and administrative expenses consist of advertising expenses, promotion expenses, salaries and welfare expenses, depreciation and amortization expenses, lease expenses, entertainment expenses, taxes and dues, service expenses, legal and professional expenses, stock based compensation expense and other expenses.

(In thousands, except % data)

	For the Years Ended December 31,
	2022		2023		2024
	Amount (¥)	% of Total	Amount (¥)	% of Total	Amount (¥)	Amount (US$)	% of Total

Selling, general and administrative expenses
Advertising expenses	197,203	6.98	225,549	5.51	105,740	672	2.46
Promotion expenses	139,767	4.95	139,516	3.41	194,317	1,235	4.52
Salaries and welfare expenses	1,000,973	35.43	1,451,967	35.45	1,814,768	11,532	42.23
Depreciation and amortization expenses	77,889	2.76	105,478	2.57	153,193	973	3.56
Lease expenses	76,829	2.72	112,682	2.75	147,603	938	3.43
Entertainment expenses	111,845	3.96	113,015	2.76	112,905	717	2.63
Taxes and dues	269,004	9.52	423,721	10.34	446,933	2,840	10.40
Service expenses	82,044	2.90	111,378	2.72	194,995	1,239	4.54
Legal and professional expenses	513,957	18.19	847,513	20.69	671,382	4,266	15.62
Stock based compensation expense	6,580	0.23	201,914	4.93	-	-	-
Others	349,013	12.36	363,613	8.87	455,833	2,897	10.61
Total	2,825,104	100.00	4,096,346	100.00	4,297,669	27,309	100.00

Our other income (expenses) includes interest income, interest expense on bank loans, bonds and leases, realized and unrealized gain (loss) on investment securities, income (loss) from equity method investments, and other miscellaneous income (expenses).

(In thousands, except % data)

	For the Years Ended December 31,
	2022		2023		2024
	Amount (¥)	% of Total	Amount (¥)	% of Total	Amount (¥)	Amount (US$)	% of Total
Other income (expenses)
Other income	201,954	(164.50)	146,787	(34.48)	362,843	2,305	(77.79)
Income (loss) from equity method investments	(748)	0.61	(1,689)	0.40	59,132	376	(12.68)
Other expenses	(323,977)	263.89	(570,856)	134.08	(888,398)	(5,645)	190.47
Other expenses, net	(122,771)	100.00	(425,758)	100.00	(466,423)	(2,964)	100.00

Comparison of Results of Operations for the Years Ended December 31, 2023 and 2022

Revenues, Net

Our total revenues increased by 3.12% from ¥22,055,785 thousand for the year ended December 31, 2022 to ¥22,743,410 thousand for the year ended December 31, 2023, or an increase of ¥687,625 thousand, due to development and expansion of our business. The increase was mainly attributable to (1) an increase of ¥1,865,457 thousand in land sales due to a sale of large development sites, (2) an increase of ¥373,604 thousand in containers sales due to the development of new business, and offset by (3) a decrease of ¥1,947,746 thousand in real estate sales due to the numbers of units sold decreased from 588 units in the year ended December 31, 2022 to 446 units in the year ended December 31, 2023.

Cost of Revenues

Our total cost of revenues decreased by 6.75% from ¥18,451,969 thousand for the year ended December 31, 2022 to ¥17,205,966 thousand for the year ended December 31, 2023. The decrease was mainly attributable to (1) a decrease in real estate sales due to the numbers of units sold decreased from 588 units in the year ended December 31, 2022 to 446 units in the year ended December 31, 2023, and offset by (2) an increase in land sales due to a sale of large development sites.

Gross Profit

Our gross profit increased by 53.66% from ¥3,603,816 thousand for the year ended December 31, 2022 to ¥5,537,444 thousand for the year ended December 31, 2023, or an increase of ¥1,933,628 thousand. The increase was mainly attributable to high-margin transactions that we sold more lands and real estates for large scales and with lower cost and higher gross profits for the year ended December 31, 2023.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased by 45.00% from ¥2,825,104 thousand for the year ended December 31, 2022 to ¥4,096,346 thousand for the year ended December 31, 2023, or an increase of ¥1,271,242 thousand, as we spent more efforts to expand business operations. The increase was mainly attributable to (1) an increase of ¥450,994 thousand in salaries and welfare expenses due to increase in personnel for management system development and (2) an increase of ¥ 333,556 thousand in legal and professional expenses due to increase in IPO-related costs and legal fees due to listing on the NASDAQ.

Other Expenses, Net

Other expenses, net increased by 246.79% from ¥122,771 thousand for the year ended December 31, 2022 to ¥425,758 thousand for the year ended December 31, 2023, or an increase of ¥302,987 thousand. The increase was mainly attributable to (1) an increase of ¥161,281 thousand in interest expenses and (2) a decrease of ¥136,350 thousand in proceeds from redemption of corporate owned life insurances.

Income Tax Expense

Income tax expense decreased by 22.94% from ¥345,180 thousand for the year ended December 31, 2022 to ¥265,979 thousand for the year ended December 31, 2023, or an decrease of ¥79,201 thousand. The decrease was mainly because of the net loss position of the holding company SYLA Technologies Co., Ltd. for the year ended December 31, 2023 due to more legal and professional expenses incurred related to the listing on the NASDAQ market.

Net Income from Continuing Operations

As a result of the above, net income from continuing operations increased by 141.14% from ¥310,761 thousand for the year ended December 31, 2022 to ¥749,361 thousand for the year ended December 31, 2023, or an increase of ¥438,600 thousand.

Income (Loss) from Discontinued Operations, Net of Income Taxes

During the year ended December 31, 2023, loss from discontinued operations, net of income taxes was ¥6,742 thousand. During the year ended December 31, 2022, income from discontinued operations, net of income taxes, was ¥78,628 thousand as a result of the disposition of the mining machine business, which was approved by the Board of Directors in December 2022 and closed the transaction in January 2023.

Net Income from Continuing Operations Attributable to Noncontrolling Interests

During the year ended December 31, 2023, net income from continuing operations attributable to noncontrolling interests was ¥61,187 thousand, which consisted of the following:

(1) Our non-managing members (noncontrolling equity holders) under real estate joint ventures of anonymous partnership are considered as noncontrolling interests. As a result, ¥35,399 thousand of net income from continuing operations was attributable to noncontrolling interests.

(2) During 2023, we held a 67% interest in SYLA Brain Co., Ltd. As a result, ¥799 thousand of net loss from continuing operations was attributable to noncontrolling interests.

(3) On December 15, 2023, we completed an acquisition of an additional 40% equity interest of SYLA Biotech Co., Ltd. and increased our equity interest ownership to 100%. As a result, ¥26,587 thousand of net income from continuing operations was attributable to noncontrolling interests.

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

Comparison of Results of Operations for the Years Ended December 31, 2024 and 2023

Revenues, Net

Our total revenues increased by 35.74% from ¥22,743,410 thousand for the year ended December 31, 2023 to ¥30,872,023 thousand (US$196,175 thousand) for the year ended December 31, 2024, or an increase of ¥8,128,613 thousand, due to development and expansion of our business. The increase was mainly attributable to (1) an increase of ¥5,777,653 thousand in real estate sales due to the numbers of units sold increased from 446 units in the year ended December 31, 2023 to 525 units in the year ended December 31, 2024, (2) an increase of ¥1,163,266 thousand in land sales due to an expansion of sales of large development sites, (3) an increase of ¥606,383 thousand in real estate construction income due to the development of new business, and (4) an increase of ¥384,121 thousand in solar power plant sales due to an increase of orders with high unit prices.

Cost of Revenues

Our total cost of revenues increased by 41.03% from ¥17,205,966 thousand for the year ended December 31, 2023 to ¥24,265,941 thousand (US$154,197 thousand) for the year ended December 31, 2024. The increase was mainly attributable to (1) an increase of ¥5,216,162 thousand in cost of revenues for real estate sales due to the number of units sold increased to 525 during the year ended December 31, 2024, compared to 446 during the year ended December 31, 2023, (2) an increase of ¥683,645 thousand in cost of revenues for land sales due to an expansion of sales of large development sites, (3) an increase of ¥490,425 thousand in cost of revenues for real estate construction services due to the development of new business, and (4) an increase of ¥490,213 thousand in cost of revenues for solar power business due to continuing business expansion.

Gross Profit

Our gross profit increased by 19.30% from ¥5,537,444 thousand for the year ended December 31, 2023 to ¥6,606,082 thousand (US$41,978 thousand) for the year ended December 31, 2024, or an increase of ¥1,068,638 thousand. The increase was mainly attributable to (1) ¥561,491 thousand in gross profit for real estate sales due to the number of units sold increased to 525 during the year ended December 31, 2024, compared to 446 during the year ended December 31, 2023, (2) an increase of ¥479,621 thousand in gross profit for land sales due to an expansion of sales of large development sites, (3) an increase of ¥115,958 thousand in gross profit for real estate construction services due to the development of new business, and offset by (4) a decrease of ¥213,188 thousand in gross profit for containers business due to a decrease of orders.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased by 4.91% from ¥4,096,346 thousand for the year ended December 31, 2023 to ¥4,297,669 thousand (US$27,309 thousand) for the year ended December 31, 2024, or an increase of ¥201,323 thousand, due to development and expansion of our business. The increase was mainly attributable to (1) an increase of ¥362,801 thousand in salaries and welfare expenses due to increase in personnel as continuing business expansion, (2) an increase of ¥47,715 thousand in depreciation and amortization expenses and (3) an increase of ¥34,921 thousand in lease expenses as we acquired more rental properties and entered into more subleases to develop and expand our real estate business, and offset by (4) a decrease of ¥201,914 thousand in stock based compensation expenses as all of the outstanding stock options were fully vested and the stock based compensation expenses were fully recognized in the year ended December 31, 2023.

Other Expenses, Net

Other expenses, net increased by 9.55% from ¥425,758 thousand for the year ended December 31, 2023 to ¥466,423 thousand (US$2,964 thousand) for the year ended December 31, 2024, or an increase of ¥40,665 thousand. The increase was mainly attributable to (1) an increase of ¥238,631 thousand in interest expenses in connection with additional loans borrowed from banks and other financial institutions, and offset by (2) an increase of ¥60,821 thousand in income from equity method investments, (3) an increase of ¥86,909 thousand in realized gain on sales of investment securities, and (4) an increase of ¥67,420 thousand in proceeds from redemption of corporate owned life insurances.

Income Tax Expense

Income tax expense increased by 122.22% from ¥265,979 thousand for the year ended December 31, 2023 to ¥591,061 thousand ($3,756 thousand) for the year ended December 31, 2024, or an increase of ¥325,082 thousand, due to an increase in taxable income.

Net Income from Continuing Operations

As a result of the above, net income from continuing operations increased by 66.93% from ¥749,361 thousand for the year ended December 31, 2023 to ¥1,250,929 thousand (US$7,949 thousand) for the year ended December 31, 2024, or an increase of ¥501,568 thousand.

Loss from Discontinued Operations, Net of Income Taxes

There was no income or loss from discontinued operations during the year ended December 31, 2024. Loss from discontinued operations was ¥6,742 thousand for the year ended December 31, 2023.

Net Income from Continuing Operations Attributable to Noncontrolling Interests

During the year ended December 31, 2024, net income from continuing operations attributable to noncontrolling interests was ¥136,093 thousand (US$865 thousand), which consisted of the following: (1) During the year ended December 31, 2021, we established a real estate crowdfunding platform, of which our non-managing members (noncontrolling equity holders) under real estate joint ventures of anonymous partnerships are considered as noncontrolling interests. As a result, ¥107,934 thousand (US$686 thousand) of net income from continuing operations was attributable to noncontrolling interests. (2) On December 27, 2021, we completed an acquisition of 67% equity interest of SYLA Brain Co., Ltd. As a result, ¥9,823 thousand (US$62 thousand) of net loss from continuing operations was attributable to noncontrolling interests. (3) On April 30, 2024, SYLA Co., Ltd. completed a share allotment to Cumica Corporation by issuing 45 shares of capital stock, equivalent to a 3.04% equity interest in SYLA Co., Ltd., to Cumica Corporation. As a result, ¥37,982 thousand (US$241 thousand) of net income from continuing operations was attributable to noncontrolling interests.

B. Liquidity and Capital Resources

Liquidity and Sources of Funds

As of December 31, 2024, the Company had ¥2,209,439 thousand (US$14,040 thousand) in cash and cash equivalents compared to ¥4,017,311 thousand as of December 31, 2023. In addition, the Company had ¥353,431 thousand (US$2,246 thousand) in accounts receivable, net as of December 31, 2024 compared to ¥162,690 thousand as of December 31, 2023. The Company’s accounts receivable, net includes balances due from customers and services provided and accepted by customers, adjusted for allowance for credit losses.

As of December 31, 2024, the Company’s working capital balance was ¥16,011,805 thousand (US$101,746 thousand). In assessing liquidity, management monitors and analyzes the Company’s cash and cash equivalents, ability to generate sufficient future earnings, and operating and capital investment commitments.  The Company believes that its current cash and cash equivalents from operations, borrowings from banks, and loans from major shareholders will be sufficient to meet its working capital needs for the next twelve months from the date of issuance of the audited financial statements.

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

Cash Flows for the Years Ended December 31, 2024, 2023, and 2022

The following table provides a summary of our cash flows for the periods indicated.

(In thousands)

	For the Years Ended December 31,
	2022	2023	2024
	(¥)	(¥)	(¥)	(US$)
Net cash used in operating activities - continuing operations	(3,401,712)	(6,338,698)	(6,044,821)	(38,412)
Net cash used in investing activities - continuing operations	(2,635,751)	(1,677,709)	(2,483,851)	(15,784)
Net cash provided by financing activities - continuing operations	5,736,278	9,839,814	6,976,389	44,331
Net cash provided by discontinued operations	243,471	550	-	-
Net increase (decrease) in cash, cash equivalents and restricted cash	(57,714)	1,823,957	(1,552,283)	(9,865)
Cash, cash equivalents and restricted cash, beginning of the year	2,845,717	2,788,003	4,611,960	29,306
Cash, cash equivalents and restricted cash, end of the year	2,788,003	4,611,960	3,059,677	19,441

Cash Flows from Continuing Operations

Operating Activities

Net cash used in operating activities from continuing operations was ¥6,044,821 thousand (US$38,412 thousand) for the year ended December 31, 2024, mainly due to net income from continuing operations of ¥1,250,929 thousand (US$7,949 thousand), adjusted for (1) depreciation and amortization expense of ¥407,057 thousand (US$2,587 thousand), (2) revenue from sales of inventories transferred from property, plant and equipment and solar power systems of ¥1,043,812 thousand (US$6,633 thousand), and (3) non-cash lease expense of ¥519,958 thousand (US$3,304 thousand). Negative changes in working capital consisted of (1) an increase of ¥188,655 thousand (US$1,199 thousand) in accounts receivable, net, (2) an increase of ¥6,550,433 thousand (US$41,624 thousand) in inventories, net, (3) a decrease of ¥316,537 thousand (US$2,011 thousand) in income tax payables, and (4) a decrease of ¥489,822 thousand (US$3,113 thousand) in operating lease liabilities, partially offset by an increase of ¥248,653 thousand (US$1,580 thousand) in other current assets, net.

Net  cash used in operating activities from continuing operations was ¥6,336,698 thousand for the year ended December 31, 2023, mainly due to net income from continuing operations of ¥749,361 thousand, adjusted for (1) depreciation and amortization expense of ¥300,864 thousand, (2) revenue from sales of inventories transferred from property, plant and equipment and solar power systems of ¥525,432 thousand, (3) non-cash lease expense of ¥424,838 thousand, (4) deferred income tax benefit of ¥373,969 thousand, (5) stock based compensation expense of ¥201,914 thousand and (6) changes in working capital. Negative changes in working capital consisted of (1) an increase of ¥6,465,203 thousand in inventories, (2) a decrease of ¥575,304 thousand in other current liabilities and (3) a decrease of ¥423,483 thousand in operating lease liabilities, partially offset by (1) a decrease of ¥232,617 thousand in prepaid expenses, net and (2) an increase of ¥137,437 thousand in accounts payable.

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

Investing Activities

Net cash used in investing activities from continuing operations was ¥2,483,851 thousand (US$15,784 thousand) for the year ended December 31, 2024, mainly due to (1) purchase of property, plant and equipment of ¥3,341,820 thousand (US$21,235 thousand), (2) purchase of solar power systems of ¥541,648 thousand (US$3,442 thousand), (3) purchase of term deposits of ¥387,870 thousand (US$2,465 thousand), and (4) purchase of long-term investments of ¥2,820,235 thousand (US$17,921 thousand), partially offset by (1) proceeds from sales of inventories reclassified from property, plant and equipment and solar power systems of ¥4,026,891 thousand (US$25,589 thousand), (2) proceeds from maturity of term deposits of ¥170,313 thousand (US$1,082 thousand), and (3) proceeds from sales of short-term investment of ¥217,030 thousand (US$1,379 thousand).

Net cash used in investing activities from continuing operations was ¥1,677,709 thousand for the year ended December 31, 2023, mainly due to (1) purchase of property, plant and equipment of ¥3,447,047 thousand, (2) purchase of solar power systems of ¥309,494 thousand, (3) purchase of term deposits of ¥266,564 thousand and (4) purchase of long-term investments payments of ¥178,755 thousand, partially offset by (1) proceeds from sales of inventories reclassified from property, plant and equipment and solar power systems of ¥2,325,454 thousand and (2) proceeds from maturity of term deposits of ¥215,136 thousand.

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

Financing Activities

Net cash provided by financing activities from continuing operations was ¥6,976,389 thousand (US$44,331 thousand) for the year ended December 31, 2024, mainly due to (1) borrowings from short-term and long-term loans of ¥26,792,590 thousand (US$170,252 thousand), (2) capital contribution from anonymous partnerships of ¥2,934,990 thousand (US$18,650 thousand), and (3) capital contribution from noncontrolling shareholder of ¥301,045 thousand (US$1,913 thousand), partially offset by (1) repayments for short-term and long-term loans of ¥20,292,854 thousand (US$128,950 thousand) and (2) capital return to anonymous partnerships of ¥2,538,920 thousand (US$16,133 thousand).

Net cash provided by financing activities from continuing operations was ¥9,839,814 thousand for the year ended December 31, 2023, mainly due to (1) borrowings from short-term and long-term loans of ¥15,160,700 thousand, (2) capital contribution from anonymous partnerships of ¥2,732,130 thousand, and (3) proceeds from initial public offering, net of issuance costs of ¥1,720,031 thousand, partially offset by (1) repayments for short-term and long-term loans of ¥8,902,079 thousand and (2) capital return to anonymous partnerships of ¥666,900 thousand.

Net cash provided by financing activities from continuing operations was ¥5,736,278 thousand for the year ended December 31, 2022, mainly due to (1) borrowings from short-term and long-term loans of ¥13,545,020 thousand and (2) capital contribution from anonymous partnerships of ¥403,480 thousand, partially offset by repayments for short-term and long-term loans of ¥8,230,964 thousand.

Cash Flows from Discontinued Operations

There were no cash flows from discontinued operations during the year ended December 31, 2024.

Net cash provided by operating activities from discontinued operations was ¥550 thousand for the year ended December 31, 2023. There were no cash flows from investing activities and financing activities from discontinued operations during the year ended December 31, 2023.

Net cash provided by operating activities from discontinued operations was ¥243,471 thousand for the year ended December 31, 2022. There were no cash flows from investing activities and financing activities from discontinued operations during the year ended December 31, 2022.

Contractual Obligations

Lease Agreements

The Company has around 400 leases classified as operating leases for office space, parking lots, condominium subleases that the Company has sold and land leases. In addition, the Company has entered into 12 leases for office equipment and vehicles, which are classified as finance leases.

Future minimum lease payments under noncancelable leases at December 31, 2024 are as follows.

(In thousands)
Years Ending December 31,	Finance Lease		Operating Lease
	(US$)	(¥)	(US$)	(¥)
2025	36	5,622	3,307	520,485
2026	30	4,771	2,779	437,372
2027	21	3,358	2,130	335,273
2028	16	2,461	2,112	332,316
2029	10	1,512	1,671	262,950
Thereafter	-	-	4,496	707,604
Total undiscounted lease payments	113	17,724	16,495	2,596,000
Less: imputed interest	(3)	(516)	(937)	(147,395)
Present value of lease liabilities	110	17,208	15,558	2,448,605
Less: lease liabilities, current	(34)	(5,393)	(3,049)	(479,871)
Lease liabilities, non-current	76	11,815	12,509	1,968,734

Long-Term Debt

The Company’s long-term debt includes bonds and loans from banks and other financial institutions.

At December 31, 2024, future minimum borrowing principal amounts are as follows.

	(In thousands)
Years Ending December 31,	Loan and Bond Payment (US$)	Loan and Bond Payment (¥)
2025	30,293	4,767,174
2026	52,876	8,321,034
2027	23,040	3,625,771
2028	8,178	1,286,923
2029	15,750	2,478,640
Thereafter	35,289	5,553,377
Total	165,426	26,032,919

Off-Balance Sheet Arrangements (Off-Balance Sheet Transactions)

There are no off-balance sheet arrangements as of December 31, 2024 and 2023.

C. Research and Development, Patents and Licenses

For the years ended December 31, 2024, 2023 and 2022, the Company’s research and development policies have been that we were mainly engaged in research and development of Rimawari-kun related technology. We have also been developing to improve our services and UI/UX. In addition, we have been focusing on research and development to improve operational efficiency by utilizing AI technology.

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

Other than as disclosed in the consolidated financial statements, we are not aware of any other trends, uncertainties, demands, commitments or events for the years ended December 31, 2022, 2023 and 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Significant Accounting Policies and Critical Accounting Estimates

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

The following descriptions of significant accounting policies, judgments and related estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We recognize revenues from sales of real estate properties, sales of land, providing of real estate management services, providing of real estate construction services, sales of solar power plants, providing of solar power plants operation and maintenance services and sales of electricity, sales of containers and providing of container operation and management services under ASC Topic 606, “Revenue from Contracts with Customers”.

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

Revenues from sales of real estate properties

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

Revenues from sales of land

Revenues from land sales are recognized when the parties are bound by the terms of a contract, consideration has been exchanged, title and other attributes of ownership have been conveyed to the buyer by means of closing and we are not obligated to perform further significant development of the specific property sold. In general, our performance obligation for each of these land sales is fulfilled upon the delivery of the land, which generally coincides with the receipt of cash consideration from the customer.

Revenues from rental services

Rental income is generally recognized on a straight-line basis over the terms of the tenancy agreements. For real estate and land leases, these contracts are treated as leases for accounting purpose, rather than contracts with customers subject to ASC Topic 606.

Revenues from real estate management services

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

Revenues from real estate construction services

Revenues from real estate construction services are recognized over the period of the contract by reference to progress towards complete satisfaction of the performance obligation, which typically includes engineering, procurement, development and construction of real estate properties for customers. Progress towards completion of the contract is measured by the percentage of total costs incurred to date compared with the estimated total costs to complete the contract. The Company recognizes changes in estimated total costs on a cumulative catch-up basis in the period in which the changes are identified, if any.

Revenues from sales of solar power plants

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

Revenues from solar power plants operation and maintenance services

Revenues from solar power plants operation and maintenance services are recognized over time when customers receive and consume the benefits provided by our performances, which typically include system inspection, performance engineering analysis, corrective maintenance repair and environmental services, under the terms of service arrangements.

Revenues from sales of electricity

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

Revenues from sales of containers

Revenues from the sales of containers are recognized at the point in time when the control of the products has been transferred to the customers. The transfer of control is considered complete when the customers accept the products.

Revenues from containers operation and management services

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

Name	Age	Positions Held
Officers and Directors
Hiroyuki Sugimoto	47	Chairman of the Board of Directors, Chief Executive Officer (CEO), Co-President and Director

Yoshiyuki Yuto	48	Chief Operating Officer (COO), Co-President and Director

Takeshi Fuchiwaki	39	Chief Growth Officer (CGO) and Director

Tomoyoshi Uranishi	74	Independent Director

Ferdinand Groenewald	40	Independent Director

Keiji Torii	77	Independent Director

Yozo Tachibana	54	Independent Director

Stuart Gibson	61	Independent Director

Takahide Watanabe	43	Non-executive Director

Ikuo Yoshida	66	Corporate Auditor (full-time)

Yoshihide Sugimoto	44	Corporate Auditor

Keiko Yokoyama	53	Corporate Auditor

* Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

Biographical Information

The following is a summary of certain biographical information concerning our directors and corporate auditors.

Directors

Hiroyuki Sugimoto

Mr. Sugimoto has served as the Chief Executive Officer and Co-President of SYLA Technologies Co., Ltd. since July 2022 and a director of SYLA Technologies Co., Ltd. since March 2017. He has also served as a director of SYLA Co., Ltd., a 96.96% owned subsidiary of SYLA Technologies Co., Ltd., since April 2022. He graduated from Kawasaki Sogo High School of Science in 1996. Mr. Sugimoto does not and has not previously served as a director of any reporting company.

Yoshiyuki Yuto

Mr. Yuto has served as the Chief Operating Officer and Co-President of SYLA Technologies Co., Ltd. since July 2022 and Chairman of the Board of Directors of SYLA Technologies Co., Ltd. since August 2017. From August 2010 to July 2017, he served as a director of SYLA Technologies Co., Ltd. From August 2010 to June 2022, Mr. Yuto served as the Chief Executive Officer and President of SYLA Technologies Co., Ltd. Since 2010, he has also served as the Chief Executive Officer, President and director of SYLA Co., Ltd., a 96.96% owned subsidiary of SYLA Technologies Co., Ltd. Mr. Yuto received a B.S. degree in Architecture from the Faculty of Engineering at National Utsunomiya University in 2001. Mr. Yuto does not and has not previously served as a director of any reporting company.

Takahide Watanabe

Mr. Watanabe has served as a director of SYLA Technologies Co., Ltd. since March 2017. From April 2022 to April 2024, Mr. Watanabe also served as Chief Strategy Officer of SYLA Technologies Co., Ltd. In April 2024, he retired from these positions on August 31, 2024 and was appointed as Director, Head of Administration of Cumica Corporation (formerly Riberesute Corporation). In August 2024, he was appointed as Representative Director and Vice President of Cumica Corporation. He has also been a director of SYLA Solar Co., Ltd., a wholly owned subsidiary of SYLA Technologies Co., Ltd., since February 2022, and of SYLA Co., Ltd., a 96.96% owned subsidiary, since October 2020. From March 2017 through April 2022, Mr. Watanabe served as General Manager of SYLA Technologies Co., Ltd. Mr. Watanabe graduated from Waseda University School of Law in 2005.

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

Independent Directors

Tomoyoshi Uranishi

Mr. Uranishi has served as an independent director of SYLA Technologies Co., Ltd. since April 2020. Since August 2024, he served as director and audit member of Cumica Corporation. From December 2018 to June 2021, he served as auditor (part-time) at fundbook Inc., a merger and acquisition advisor Japanese company. From July 2013 to November 2018, Mr. Uranishi served as a Senior Executive Officer, Deputy Director General at Bic Camera Co. Ltd. in Japan. From April 1974 to June 2003, he served as Deputy Director General at the former Ministry of Finance (now Ministry of Finance) in Japan. Mr. Uranishi graduated from the University of Tokyo in 1974 with a degree in Economics. Mr. Uranishi does not and has not previously served as a director of any reporting company.

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

Keiji Torii

Mr. Torii has served as an independent director of SYLA Technologies Co., Ltd. since July 2023. He has served as chairman of the board at 3D Shareholder Services K.K. since September 2024. He has served as a corporate auditor of SYLA Technologies Co., Ltd. since April 2018 to June 2023. Since April 2015, he has served as an advisor to SYLA Technologies Co., Ltd. Mr. Torii graduated from the Faculty of Economics at Keio University in 1971.

Yozo Tachibana

Mr. Tachibana has served as an independent director of SYLA Technologies Co., Ltd. since July 2023. He served as President and Representative Director of Rakuten Baseball, Inc. since 2012. President and Representative Director of PROSPER Inc., President and Representative Director of Shiogama Port since 2022. Mr. Tachibana graduated from the Policy Studies at Keio University in 1971.

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

Keiko Yokoyama

Ms. Yokoyama has served as a corporate auditor of SYLA Technologies Co., Ltd. Since July 2023. She has served as non-executive auditor of Syuppin Co., Ltd. since June 2024. She has served as a representative of Keiko Yokoyama Certified Public Accountant Office since February 2020. She has served as an independent director (Member of the Audit Committee) of Karadanote Inc. since 2021. Ms. Yokoyama graduated from Tokyo Woman’s Christian University in 1994.

Family Relationships

Hiroyuki Sugimoto, Chief Executive Officer of SYLA Technologies Co., Ltd., and Takahide Watanabe, Director, are cousins.

B. Compensation

Compensation of our Executive Officers, Directors and Corporate Auditors

Remuneration to our executive officers is comprised of base compensation. In the fiscal year ended December 31, 2024, we paid an aggregate of approximately ¥234,516,000 (US$1,490,220) to our executive officers who were paid over US$100,000 in fiscal year 2024, namely Hiroyuki Sugimoto, Yoshiyuki Yuto, Takeshi Fuchiwaki, who were paid ¥140,040,000 (US$889,877), ¥71,136,000 (US$452,030), and ¥23,340,000 (US$148,313), respectively. In the fiscal year ended December 31, 2023, we paid an aggregate of approximately ¥249,336,000 to our executive officers who were paid over US$100,000 in 2023, namely Hiroyuki Sugimoto, Yoshiyuki Yuto, Takahide Watanabe, Takeshi Fuchiwaki, who were paid ¥138,840,000, ¥69,936,00, ¥18,480,000, ¥22,080,000, respectively. We paid an aggregate of approximately ¥225,144,500 to our executive officers who were paid over US$100,000 in 2022, namely Hiroyuki Sugimoto, Yoshiyuki Yuto, Takahide Watanabe, Takeshi Fuchiwaki who were paid ¥129,290,000, ¥64,612,000, ¥14,540,000, ¥16,702,500, respectively. The Company did not grant any stock options and did not provide discretionary bonuses during the fiscal years ended December 31, 2024 and 2023. We have not set aside pension, retirement, or other benefits for our executive officers.

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

The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors in fiscal year 2024, including by the type of remuneration and the number of persons in each category.

(in thousands, except stock options and number of persons in category) Category of directors and corporate auditors	Total amount of remuneration	Base compensation	Number of persons in category
Executive directors (1)	¥240,956	¥240,956	4
Independent directors (2)	¥22,921	¥22,921	5
Full-time outside corporate auditor (3)	¥6,660	¥6,660	1
Outside corporate auditors (4)	¥7,200	¥7,200	2

(1) Consists of Messrs. Hiroyuki Sugimoto, Yoshiyuki Yuto and Takeshi Fuchiwaki. Takahide Watanabe was a member until April 17, 2024.

(2) Consists of Messrs. Tomoyoshi Uranishi. Ferdinand Groenewald, Yozo Tachibana, Stuart Gibson and Keiji Torii. Takahide Watanabe was a member from April 17 to August 31, 2024.

(3) Our full-time outside corporate auditor is Ikuo Yoshida.

(4) Consists of Yoshihide Sugimoto, and Keiko Yokoyama.

Independent Director Agreement - Ferdinand Groenewald

Ferdinand Groenewald is an independent director of our Company. Ferdinand Groenewald entered into an Independent Director Agreement with our Company as of December 5, 2022. Pursuant to the terms of the Independent Directors Agreement, Mr. Groenewald will be paid the sum of ¥4,721,100 (US$30,000) annually for service as a director of the Company, to be paid ¥393,425 (US$2,500) per month, payable within five business days of the end of each month, and with such amount for any partial calendar month being appropriately prorated.

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

Issue name	Issue Date	Expiration date	Exercise price (Per share)	Common shares (Grant Number)
Batch 1	05/31/2014	04/30/2027	¥8,000	19,700
Batch 4	06/08/2017	05/31/2027	¥11,600	300
Batch 5	10/01/2017	04/30/2027	¥8,000	28,800
Batch 6	03/30/2018	02/28/2028	¥33,320	640
Batch 7	11/30/2020	07/31/2030	¥45,140	870
Batch 8	07/30/2021	07/31/2031	¥48,060	50
Batch 9	11/09/2022	Ten (10) years from the Listing Date	Initial exercise price is US$0.01	5,771
Batch10	4/20/2023	3/29/2028	Initial exercise price is US$10	1,312

Of the stock options granted as per the above table, stock options to acquire 1,619 shares of the Company’s common shares have been forfeited and stock options to acquire 47,498 shares of the Company’s common shares remain outstanding as of December 31, 2024.

The balance of stock options with respect to common shares granted to the directors and auditors of the Company is as follows:

Name	Date of grant	Exercise Period Start Date	Exercise Period End Date	Exercise Price (Per share)	Stock Options Tab. Grant Total		Stock Options Tab. To be the basis Normal Shares Total
Batch 1	05/31/2014	05/24/2016	04/30/2027	¥8,000	192	(1)	13,200
Batch 4	06/08/2017	06/07/2019	05/31/2027	¥11,600	3	(1)	200
Batch 5	10/01/2017	10/01/2017	04/30/2027	¥8,000	270	(1)	27,000
Batch 6	03/30/2018	03/13/2020	02/28/2028	¥33,320	10	(2)	10
Batch 7	11/30/2020	08/26/2022	07/31/2030	¥45,140	590	(2)	590

(1) Each stock option is exercisable for 100 common shares.

(2) Each stock option is exercisable for one common share.

Compensation Recovery Policy

On November 28, 2023, the Board approved the Compensation Recovery Policy (the “Clawback Policy”), which complies with the SEC’s clawback rules as required under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Clawback Policy provides that in the event we are required to prepare a financial restatement, we shall, subject to certain limited exceptions as described in the Clawback Policy, recover certain incentive-based compensation from certain covered executives. Compensation that shall be recovered under the Clawback Policy generally includes incentive-based compensation received during the three-year period prior to the applicable restatement date that exceeds the amount that otherwise would have been received by such covered executive had such compensation been determined based on the restated amounts in the financial restatement.

C. Board Practices

Corporate Governance Practices

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

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

As of December 31, 2024, SYLA Technologies had three members of the board of corporate auditors, all of whom were “outside” members of the board of corporate auditors.

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

As of December 31, 2024, SYLA Technologies had three members of the board of corporate auditors. Each member of the board of corporate auditors serves a four-year term of office. In contrast, the term of office of each director of SYLA Technologies is one year.

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

D. Employees

Employees

As of December 31, 2024, SYLA Technologies Co., Ltd. and its subsidiaries had in aggregate 171 full-time employees and 10 part-time employees as follows:

Function	Full-Time Employees	Part-Time Employees
Technologies	12	-
Sales and Marketing	75	8
Development	18	-
Construction	22	-
Solar	14	-
Management (Finance, HR, General Admin)	30	2

None of our employees is represented by a union. We consider our relations with our employees to be good.

E. Share ownership

For information regarding the share ownership of our directors and executive officers, please see “Item 7.A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares, as of December 31, 2024, by:

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

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) as of December 31, 2024, based on 266,543 common shares outstanding and 44,287 common shares subject to options that are currently exercisable, which are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o SYLA Technologies Co., Ltd., Ebisu Prime Square Tower 7F, 1-1-39, Hiroo, Shibuya-ku, Tokyo, Japan.

	Common Shares Beneficially Owned (1)
Name of Beneficial Owner	Shares	Percentage
Named Directors, and Corporate Auditors:
Hiroyuki Sugimoto (2)	159,528	50.79%
Yoshiyuki Yuto (3)	47,037	15.07%
Takahide Watanabe	350	* %
Takeshi Fuchiwaki	-	-%
Tomoyoshi Uranishi	10	-%
Ferdinand Groenewald	-	-%
Keiji Torii	180	* %
Yozo Tachibana	2,700	* %
Stuart Gibson	-	-%
Ikuo Yoshida	-	-%
Yoshihide Sugimoto	-	-%
Keiko Yokoyama	-	-%
All named directors, and corporate auditors as a group (12 persons)	209,805	68.65%
5% or more Shareholders:		%
SY Co., Ltd. (4)	113,620	36.17%

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

(2) Represents: (i) 25,658 common shares directly beneficially owned by Hiroyuki Sugimoto; and (ii) 113,620 common shares held by SY Co., Ltd., which is 53.82% owned by Hiroyuki Sugimoto, our Chairman of the Board, Chief Executive Officer and Co-President, and 46.18% owned by Yoshiyuki Yuto, Co-President and Chief Operating Officer. Since Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., Ltd., he may unilaterally vote and dispose of these shares and, therefore, may be deemed to be the beneficial owner of all of 113,620 common shares. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of these common shares (52,469 shares) as they are attributable to Yoshiyuki Yuto’s ownership interest in SY Co., Ltd.

(3) Represents 26,637 common shares directly beneficially owned by Yoshiyuki Yuto. Although Yoshiyuki Yuto, our Co-President and Chief Operating Officer, has a 46.18% ownership interest in SY Co., Ltd., which holds 113,620 common shares, since Mr. Sugimoto has a controlling interest (53.82%) in SY Co., Ltd., Mr. Sugimoto (rather than Yoshiyuki Yuto) will be deemed to have beneficial ownership over all of the shares as he has sole voting and dispositive power over these common shares (including the 52,469 shares attributable to Yoshiyuki Yuto).

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

B. Related Party Transactions

Please refer to Part III. NOTE 18, RELATED PARTY TRANSACTIONS for more information.

Family Relationships

Hiroyuki Sugimoto, CEO of the Company, and Takahide Watanabe, Director, are cousins.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 of this annual report.

B. Significant Changes

See Note 24 to the Consolidated Financial Statements in Item 18 for disclosure of events subsequent to year end and prior to the date of filing.

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

C. Material Contracts

Loans

During the period from January 1, 2023 through April 30, 2025, the Company entered into various loans with banks and financial institutions for working capital purpose and for the purpose of purchasing and constructing real estate properties and solar power plants and systems.

Leases

During the period from January 1, 2023 through April 30, 2025, the Company entered into various lease agreements for the purpose of subleasing.

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

Share Transfer Agreement

On November 15, 2023, the Company entered into a Share Transfer Agreement (the “Share Transfer Agreement”) among the Company, Jun Planning Corporation (“Seller 1”), Nobukazu Kawai (“Seller 2”), Junji Kawai (“Seller 3”), and Akie Kawai (“Seller 4” and collectively with Seller 1, Seller 2 and Seller 3, the “Sellers”) regarding the sale of shares of Riberesute Corporation, now named Cumica Corporation (“Cumica”) owned by the Sellers to the Company. Cumica is a Japan-based developer and seller of family-type condominiums and is listed on the Tokyo Stock Exchange.

Pursuant to the terms of the Share Transfer Agreement, the Sellers agreed to sell to the Company, and the Company agreed to purchase from the Sellers, an aggregate of 2,158,800 shares of Cumica, representing approximately 20.39% of the outstanding shares of Cumica, in exchange for an aggregate purchase price of ¥1,988,254,800 (US$12,634,268) as follows:

Seller	Number of Shares	Percentage of Outstanding Shares	Purchase Price (¥)
Seller 1	1,668,400	15.75%	1,536,596,400
Seller 2	264,400	2.50%	243,512,400
Seller 3	224,000	2.12%	206,304,000
Seller 4	2,000	0.02%	1,842,000
Total	2,158,800	20.39%	1,988,254,800

The Share Transfer Agreement contains certain covenants, representations and warranties customary for an agreement of this type. The purchase of the Cumica shares from the Sellers, as contemplated by the Share Transfer Agreement, closed on January 12, 2024. As a result of the closing, the Company believes that it is the largest Cumica shareholder.

The Company’s voting right ratio is 30.63% as of December 31,2024, due to the cancellation of treasury stock by Cumica on June 28, 2024 and the third-party allotment of Cumica shares by the Company on August 28, 2024.

Capital and Business Alliance Agreement

On January 23, 2024, the Company and Cumica entered into a Capital and Business Alliance Agreement (the “Alliance Agreement”). Pursuant to the terms of the Alliance Agreement, Cumica agreed that it would not, without the Company’s prior consent and insofar as it does not violate the principle of equality of shareholders, take any of the following actions or cause any third party to take any of the following actions:

1.	Capital alliance with other third parties, business alliance or cooperation involving activities that are equivalent or similar to all or part of the Business Alliance, and negotiation, provision of information, or communication related to any other activities that make the formation of the Business Alliance difficult.
2.	Introducing existing shareholders to third parties and other actions facilitating the purchase of shares of Cumica Group companies by third parties.

In addition, the Alliance Agreement provides that both companies will promote joint activities and other collaboration, including with respect to:

1.	Complementary products
2.	Complementary geographic coverage
3.	Expansion of real estate crowdfunding business
4.	Promotion of internet marketing
5.	Real estate development

Cumica also agreed not to enter into any business alliance or other cooperation with any other third party involving activities that are the same as or similar to all or part of the activities of the Business Alliance without the Company’s prior written consent.

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

Share Exchange Agreement

On December 2, 2024, the Company and Cumica entered into a Share Exchange Agreement (the “Share Exchange Agreement”). Pursuant to the terms of the Share Exchange Agreement, the Company and Cumica agreed to conduct a share exchange as part of a management integration of the Company and Cumica, subject to certain terms and conditions as provided therein. As a consequence of such share exchange, Cumica will become the wholly-owing parent company of the Company and the Company will become the wholly-owned subsidiary of Cumica, with Cumica acquiring all of the issued shares of the Company, as of an effective date of June 1, 2025.

The Share Exchange Agreement was approved at a Board of Directors meeting of the Company and at a Board of Directors meeting of the Cumica, each of which was held on December 24, 2024. Subsequently, the Share Exchange Agreement was approved by the Extraordinary General Meeting of the Shareholders of the Company and the Extraordinary General Meeting of the Shareholders of Cumica, each of which was held on February 14, 2025.

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

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our common shares or ADSs, provided such common shares or ADSs are treated as “marketable stock.” The common shares or ADSs generally will be treated as marketable stock if the common shares or ADSs are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury Regulations. Our ADSs will be marketable stock as long as they remain listed on Nasdaq, which is a qualified exchange for this purpose, and are regularly traded. We anticipate that our ADSs should qualify as being regularly traded but no assurances can be given in this regard. Only the ADSs and not the common shares will be listed on Nasdaq. Consequently, a U.S. holder of common shares that are not represented by ADSs generally will not be eligible to make the mark-to-market election.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings and other financial liabilities. The sensitivity analyses in the following sections relate to our positions as of December 31,2024.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives, and the proportion of financial instruments in foreign currencies are all constant, and on the basis of the hedge designations in place as of December 31, 2024. The analyses exclude the impact of movements in market variables on provisions. The analyses also assume that the sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on December 31, 2024, including the effect of hedge accounting.

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

Our borrowings of ¥29,753,494 thousand (US$189,067 thousand) as of December 31, 2024 consist of fixed interest rate loans of ¥8,565,405 thousand (US$54,428 thousand) and variable interest rate loans of ¥21,188,089 thousand (US$134,639 thousand). An increase of interest rates by 100 basis points on our variable interest rate loans would increase our interest expense by¥210,012 thousand (US$1,335 thousand). If the increase were applied to all the fixed interest rate loans, the total impact to our interest expense would be ¥80,639 thousand (US$512 thousand).

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

An impairment analysis is performed at each reporting date for major accounts on an individual basis. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 2 to our audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this annual report. We do not hold collateral as security. We believe that the concentration of risk with respect to trade receivables is minimal. This is because we believe that nearly all of our receivable from consumers are collectable since cash receipts and performance obligation satisfaction occurred almost simultaneously. In 2022, we constructed and sold seven buildings to a single customer, Mitsui & Co. Digital Asset Management, which accounted for 34.59% of our total revenues in 2022. In 2023, we constructed and sold three buildings to the private fund managed by BlackRock’s Real Estate Division, which accounted for 26.27% of our total revenues in 2023.

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

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weaknesses in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure  .

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

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, as of December 31, 2024, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the existence of a material weakness, as described below.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. Our material weakness is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

Notwithstanding the identified material weakness, management, including our chief executive officer and chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations and cash flows in conformity with U.S. GAAP.

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weakness described above. In fiscal year 2025, we expect to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weaknesses in a timely manner. Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

MaloneBailey, LLP (which we refer to as “MaloneBailey”) has served as our independent registered public accounting firm for the years ended December 31 2024 and 2023. The following table sets out the aggregate fees for professional audit services and other services rendered by MaloneBailey for each of the years ended December 31, 2024 and 2023. The engagement of the auditor was approved by the Board of the Company’s Corporate Auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

Year ended December 31
(in thousands)	2024	2023
Audit Fees (1)	¥115,085	¥143,884
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	¥115,085	¥143,884

(1)	Audit Fees of MaloneBailey for 2024 and 2023 were for professional services associated with the annual audit of our audited consolidated financial statements and the reviews of our interim condensed consolidated financial statements.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.

(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning. No such services were incurred in 2024 or 2023.

(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees. No such services were incurred in 2024 or 2023.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the NASDAQ listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the NASDAQ listing standards. Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

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

Cybersecurity Governance

We consider cybersecurity risk through our Risk Compliance Committee as part of its risk oversight function.In addition, our management updates our board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

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

SYLA Technologies Co., Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SYLA Technologies Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SYLA Technologies Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Tokyo, Japan

April 30, 2025

SYLA TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Japanese Yen (“JPY”), except for share data)

	As of December 31,
	2024	2023

ASSETS
Current assets
Cash and cash equivalents	2,209,439	4,017,311
Restricted cash	825,467	569,469
Term deposits	349,888	233,505
Short-term investment	-	89,482
Accounts receivable, net	353,431	162,690
Inventories, net	23,348,077	16,849,935
Prepaid expenses, net	440,661	357,104
Other current assets, net	64,391	304,271
Total current assets	27,591,354	22,583,767

Non-current assets
Restricted cash, non-current	24,771	25,180
Long-term deposits	110,677	9,300
Long-term investments, net	3,306,458	490,437
Property, plant and equipment, net	12,136,986	11,889,701
Solar power systems, net	666,206	476,778
Intangible assets, net	210,564	133,226
Goodwill	730,776	730,776
Operating lease right-of-use assets	2,436,371	2,409,255
Finance lease right-of-use assets	16,871	11,980
Other assets, net	923,479	1,324,027
Total non-current assets	20,563,159	17,500,660

TOTAL ASSETS	48,154,513	40,084,427

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	747,388	559,420
Accrued liabilities	357,608	277,425
Short-term loans	3,865,575	1,692,599
Current portion of long-term loans	4,707,174	7,243,022
Current portion of long-term bonds	58,639	107,601
Deferred revenue	124,278	165,262
Income tax payables	150,335	466,872
Operating lease liabilities, current	479,871	433,725
Finance lease liabilities, current	5,393	4,158
Other current liabilities	1,083,288	1,047,016
Total current liabilities	11,579,549	11,997,100

Non-current liabilities
Long-term loans	21,180,745	14,308,136
Long-term bonds	83,908	97,549
Operating lease liabilities, non-current	1,968,734	1,958,689
Finance lease liabilities, non-current	11,815	8,040
Other liabilities	519,071	534,228
Total non-current liabilities	23,764,273	16,906,642

TOTAL LIABILITIES	35,343,822	28,903,742

EQUITY
Capital stock (900,000 shares authorized, 266,543 and 260,891 shares issued and outstanding as of December 31, 2024 and 2023, respectively, with no stated value)	65,608	100,000
Capital surplus	5,061,566	4,988,126
Treasury stock, at cost (357 and 142 shares as of December 31, 2024 and 2023, respectively)	(22,639)	(13,631)
Retained earnings	4,528,480	3,413,644
Total SYLA Technologies Co., Ltd.’s equity	9,633,015	8,488,139
Noncontrolling interests	3,177,676	2,692,546
TOTAL EQUITY	12,810,691	11,180,685
TOTAL LIABILITIES AND EQUITY	48,154,513	40,084,427

The accompanying notes are an integral part of these consolidated financial statements.

SYLA TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of JPY, except for share and per share data)

	For the Years Ended December 31,
	2024	2023	2022

Revenues, net	30,872,023	22,743,410	22,055,785
Cost of revenues	(24,265,941)	(17,205,966)	(18,451,969)
Gross profit	6,606,082	5,537,444	3,603,816
Operating expenses
Selling, general and administrative expenses	(4,297,669)	(4,096,346)	(2,825,104)
Total operating expenses	(4,297,669)	(4,096,346)	(2,825,104)

Income from continuing operations	2,308,413	1,441,098	778,712

Other income (expenses)
Other income	362,843	146,787	201,954
Income (loss) from equity method investments	59,132	(1,689)	(748)
Other expenses	(888,398)	(570,856)	(323,977)
Total other expenses	(466,423)	(425,758)	(122,771)
Income from continuing operations before income taxes	1,841,990	1,015,340	655,941
Income tax expense	(591,061)	(265,979)	(345,180)
Net income from continuing operations	1,250,929	749,361	310,761
Income (loss) from discontinued operations, net of income taxes	-	(6,742)	78,628
Net income	1,250,929	742,619	389,389
Net income from continuing operations attributable to noncontrolling interests	136,093	61,187	4,329
Net loss from discontinued operations attributable to noncontrolling interests	-	-	(9,895)
Less: net income (loss) attributable to noncontrolling interests	136,093	61,187	(5,566)
Net income attributable to SYLA Technologies Co., Ltd.	1,114,836	681,432	394,955

Net income from continuing operations per share
- Basic	4,219.96	2,698.42	1,280.25
- Diluted	3,669.26	2,263.36	1,081.45

Income (loss) from discontinued operations per share
- Basic	-	(26.44)	369.84
- Diluted	-	(22.17)	312.41

Net income attributable to SYLA Technologies Co., Ltd. per share
- Basic	4,219.96	2,671.99	1,650.09
- Diluted	3,669.26	2,241.19	1,393.86

Weighted average shares used in calculating basic and diluted net income per share
- Basic	264,182	255,028	239,353
- Diluted	303,831	304,049	283,354

The accompanying notes are an integral part of these consolidated financial statements.

SYLA TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Amounts in thousands of JPY)

	Capital Stock	Capital Surplus	Treasury Stock	Retained Earnings	Noncontrolling Interests	Total Equity
Balance as of December 31, 2021	155,000	2,709,808	-	2,383,940	333,588	5,582,336
Deemed contribution in connection with reorganization	-	264,827	-	-	-	264,827
Net income (loss)	-	-	-	394,955	(5,566)	389,389
Stock based compensation	-	6,580	-	-	-	6,580
Exercise of stock options	6,580	6,580	-	-	-	13,160
Noncontrolling interests arising from acquisition of subsidiary	-	-	-	-	2,003	2,003
Capital contribution from anonymous partnerships	-	-	-	-	403,480	403,480
Distribution to anonymous partnerships	-	-	-	-	(79,851)	(79,851)
Capital return to anonymous partnerships	-	-	-	-	(3,340)	(3,340)
Declaration of dividend	-	-	-	(11,894)	-	(11,894)
Balance as of December 31, 2022	161,580	2,987,795	-	2,767,001	650,314	6,566,690
Share issuance upon initial public offering, net of issuance costs	900,817	819,214	-	-	-	1,720,031
Net income	-	-	-	681,432	61,187	742,619
Stock based compensation	34,391	167,523	-	-	-	201,914
Exercise of stock options	6,001	6,001	-	-	-	12,002
Purchase of noncontrolling interests	-	4,804	-	-	(20,804)	(16,000)
Repurchase of common shares	-	-	(13,631)	-	-	(13,631)
Reclassification between capital stock and capital surplus	(1,002,789)	1,002,789	-	-	-	-
Capital contribution from anonymous partnerships	-	-	-	-	2,732,130	2,732,130
Distribution to anonymous partnerships	-	-	-	-	(32,493)	(32,493)
Capital return to anonymous partnerships	-	-	-	-	(666,900)	(666,900)
Capital return and distribution payable to anonymous partnership	-	-	-	-	(30,888)	(30,888)
Declaration of dividend	-	-	-	(34,789)	-	(34,789)
Balance as of December 31, 2023	100,000	4,988,126	(13,631)	3,413,644	2,692,546	11,180,685
Net income	-	-	-	1,114,836	136,093	1,250,929
Exercise of stock options	18,001	18,001	-	-	-	36,002
Repurchase of common shares	-	-	(9,008)	-	-	(9,008)
Reclassification between capital stock and capital surplus	(52,393)	52,393	-	-	-	-
Capital contribution from noncontrolling shareholder	-	76,211	-	-	224,834	301,045
Capital contribution from anonymous partnerships	-	-	-	-	2,934,990	2,934,990
Distribution to anonymous partnerships	-	-	-	-	(103,316)	(103,316)
Capital return to anonymous partnerships	-	-	-	-	(2,538,920)	(2,538,920)
Capital return and distribution payable to anonymous partnership	-	-	-	-	(168,551)	(168,551)
Declaration of dividend	-	(73,165)	-	-	-	(73,165)
Balance as of December 31, 2024	65,608	5,061,566	(22,639)	4,528,480	3,177,676	12,810,691

The accompanying notes are an integral part of these consolidated financial statements.

SYLA TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of JPY)

	For the Years Ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,250,929	742,619	389,389
Income (loss) from discontinued operations, net of income taxes	-	(6,742)	78,628
Net income from continuing operations	1,250,929	749,361	310,761
Adjustments to reconcile net income from continuing operations to net cash used in operating activities:
Depreciation and amortization expense	407,057	300,864	307,456
Inventory write-down	15,638	-	-
Impairment loss on long-term investments	28,104	-	22,847
Impairment loss on property, plant and equipment	24,017	11,617	-
Asset retirement obligations accretion expense	100	75	332
Fair value change of short-term investment	(120,325)	3,501	(15,825)
Fair value change of long-term investments	(5,928)	(30,734)	9,686
Loss (income) from equity method investments	(59,132)	1,689	748
Allowance for credit losses	22,658	48,308	18,137
Loss on disposal of property, plant and equipment	9,156	1,871	9,428
Gain on disposal of solar power systems	-	-	(13,098)
Revenue from sales of inventories transferred from property, plant and equipment and solar power systems	(1,043,812)	(525,432)	-
Non-cash lease expense	519,958	424,838	463,926
Loss on modification of operating lease contracts	49	651	29
Gain on sale-leaseback transactions	-	(24,988)	-
Gain on termination of finance lease contracts	-	(28)	-
Amortization of debt issuance costs	3,298	2,855	3,975
Deferred income tax expense (benefit)	168,203	(373,969)	(102,909)
Stock based compensation	-	201,914	6,580
Changes in operating assets and liabilities:
Term deposits	(202)	(779)	138
Accounts receivable, net	(188,655)	(75,487)	24,877
Inventories, net	(6,550,433)	(6,465,203)	(4,861,251)
Prepaid expenses, net	(106,861)	232,617	2,767
Other current assets, net	248,653	(119,284)	(116,222)
Other assets, net	59,623	(49,690)	(235,249)
Accounts payable	187,968	137,437	252,754
Accrued liabilities	80,184	117,892	100,695
Other current liabilities	(119,156)	(575,304)	545,401
Income tax payables	(316,537)	35,454	293,787
Deferred revenue	(40,984)	(63,164)	88,635
Operating lease liabilities	(489,822)	(423,483)	(462,569)
Other liabilities	(28,569)	117,903	(57,548)
NET CASH USED IN OPERATING ACTIVITIES – CONTINUING OPERATIONS	(6,044,821)	(6,338,698)	(3,401,712)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(3,341,820)	(3,447,047)	(2,059,724)
Proceeds from disposal of property, plant and equipment	74,255	51,658	28,593
Purchase of solar power systems	(541,648)	(309,494)	(113,140)
Proceeds from disposal of solar power systems	14,430	-	18,343
Proceeds from sales of inventories reclassified from property, plant and equipment and solar power systems	4,026,891	2,325,454	-
Advances to related parties	(5,222)	(500)	(1,317)
Repayments from related parties	3,252	500	813
Proceeds from redemption of life insurance policies	72,824	5,404	141,754
Purchase of term deposits	(387,870)	(266,564)	(82,600)
Proceeds from maturity of term deposits	170,313	215,136	106,043
Purchase of short-term investment	(7,223)	(14,994)	(47,576)
Proceeds from sales of short-term investment	217,030	66,669	93,259
Purchase of long-term investments	(2,820,235)	(178,755)	(39,481)
Proceeds from sales of long-term investments	1,087	33,980	11,776
Purchase of investments in voluntary partnerships	(22,600)	(54,800)	(153,320)
Return of investments from equity method investees	62,685	7,330	10,110
Cash paid for business combination, net of cash acquired	-	(5,800)	(553,284)
Proceeds from acquisition of subsidiary, net of cash paid	-	-	4,000
Payments for acquisition of subsidiary’s equity interests from noncontrolling shareholders	-	(16,000)	-
Down payment made for an asset acquisition	-	(89,886)	-
NET CASH USED IN INVESTING ACTIVITIES – CONTINUING OPERATIONS	(2,483,851)	(1,677,709)	(2,635,751)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of corporate bonds	50,000	-	-
Repayments for corporate bonds	(115,000)	(130,000)	(160,000)
Payments for bond issuance costs	(900)	-	-
Borrowings from short-term and long-term loans	26,792,590	15,160,700	13,545,020
Repayments for short-term and long-term loans	(20,292,854)	(8,902,079)	(8,230,964)
Capital contribution from noncontrolling shareholder	301,045	-	-
Capital contribution from anonymous partnerships	2,934,990	2,732,130	403,480
Proceeds from exercise of stock options	36,002	12,002	13,160
Repurchase of common shares	(9,008)	(13,631)	-
Deemed contribution in connection with reorganization	-	-	264,827
Distribution to anonymous partnerships	(103,316)	(32,493)	(79,851)
Capital return to anonymous partnerships	(2,538,920)	(666,900)	(3,340)
Dividend paid	(73,165)	(34,789)	(11,894)
Repayments for finance lease liabilities	(5,075)	(5,157)	(4,160)
Proceeds from initial public offering, net of issuance costs	-	1,720,031	-
NET CASH PROVIDED BY FINANCING ACTIVITIES – CONTINUING OPERATIONS	6,976,389	9,839,814	5,736,278
CASH FLOWS FROM DISCONTINUED OPERATIONS
Net cash provided by operating activities – discontinued operations	-	550	243,471
Net cash provided by investing activities – discontinued operations	-	-	-
Net cash provided by financing activities – discontinued operations	-	-	-
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	-	550	243,471

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,552,283)	1,823,957	(57,714)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AS OF THE BEGINNING OF THE YEAR	4,611,960	2,788,003	2,845,717
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AS OF THE END OF THE YEAR	3,059,677	4,611,960	2,788,003

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	666,748	414,897	255,415
Cash paid for income taxes	852,442	685,697	266,851

NON-CASH INVESTING AND FINANCING ACTIVITIES
Liabilities assumed in connection with purchase of property, plant and equipment	5,041	7,085	1,958
Asset retirement costs obtained in exchange for asset retirement obligations	18,002	-	-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	395,885	357,020	508,790
Remeasurement of operating lease liabilities and right-of-use assets due to lease modification	144,894	3,035	92,739
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	8,822	6,720	8,373
Capital return and distribution payable to anonymous partnerships	168,551	30,888	-

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,209,439	4,017,311	2,542,795
Restricted cash, current	825,467	569,469	168,630
Restricted cash, non-current	24,771	25,180	76,578
Total cash, cash equivalents and restricted cash	3,059,677	4,611,960	2,788,003

The accompanying notes are an integral part of these consolidated financial statements.

SYLA TECHNOLOGIES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Japanese Yen (“JPY”), except for share and per share data)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

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

SYLA Biotech Co., Ltd. (“SYLA Biotech”), previously known as RE100.com Co., Ltd., was co-established by SYLA Tech and Makoto Ariki, a 5% shareholder of SYLA Brain, in Japan on April 27, 2022. SYLA Tech and Makoto Ariki each owned 50% equity interest of SYLA Biotech until September 13, 2022. SYLA Tech’s ownership interest in SYLA Biotech was further increased to 60% as a result of share issuance on September 14, 2022, and eventually increased to 100% upon the acquisition of the remaining 40% equity interest from noncontrolling shareholders on December 15, 2023. On April 17, 2024, SYLA Solar and SYLA Biotech entered into a merger agreement to merge the two entities into one with SYLA Solar being the surviving entity. On July 1, 2024, the merger was completed and SYLA Biotech transferred all of its assets and liabilities to SYLA Solar. The merger has been accounted for as a recapitalization between entities under common control since the same controlling shareholders controlled the two entities before and after the transaction.

SYLA Co incorporated its wholly-owned subsidiaries, SYLA Asset Management Co., Ltd. (“SYLA Asset Management”), SYLA Realty Co., Ltd. (“SYLA Realty”) and Rimawari-kun Co., Ltd. (“Rimawari-kun”) in Japan in March 2023, June 2023 and July 2023, respectively. On July 18, 2024, SYLA Co and SYLA Realty entered into a merger agreement to merge the two entities into one with SYLA Co being the surviving entity. On September 1, 2024, the merger was completed and SYLA Realty transferred all of its assets and liabilities to SYLA Co. The merger has been accounted for as a recapitalization between entities under common control since the same controlling shareholders controlled the two entities before and after the transaction.

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

As a result of the series of reorganization transactions and business combinations, the organization structure as of December 31, 2024 includes SYLA Tech, SYLA Co and its consolidated variable interest entities and its subsidiaries, SYLA Brain and SYLA Solar.

SYLA Tech and its subsidiaries included in the consolidated financial statements are collectively referred to herein as the “Company”, “we” and “us” unless specific reference is made to an entity. The Company is engaged in the business of real estate sale, leasing, management, construction and crowdfunding, solar power plants sale, operation and maintenance, electricity sale, container sale, operation and management. The Company’s operations are conducted mainly in Japan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The financial information included herein reflects the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and cash flows for the years ended December 31, 2024, 2023 and 2022. The Company has presented the operating results and cash flows of mining machine business as discontinued operations in the accompanying consolidated financial statements as of and for all periods presented. All footnotes exclude activity of mining machine business unless otherwise noted.

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

We consolidate anonymous partnerships, which are determined to be VIEs and we are the primary beneficiary, and account for voluntary partnerships using equity method. The assets and liabilities of the VIEs that are included in the accompanying consolidated financial statements as of December 31, 2024 and 2023 are as follows:

	December 31	December 31,
	2024	2023
Total assets	3,661,755	2,815,206
Total liabilities	207,667	91,069

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Foreign Currency

The Company maintains its books and record in its local currency, Japanese YEN (“JPY”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in other income (expenses) in the consolidated statements of operations.

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

(d) Noncontrolling Interests

Noncontrolling interests in the consolidated balance sheets represent the portion of the equity in the subsidiary and VIEs not attributable, directly or indirectly, to the Company. The portion of the income or loss applicable to the noncontrolling interests in subsidiaries and VIEs is also separately reflected in the consolidated statements of operations.

(e) Use of Estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Estimates required to be made by management include, but are not limited to, net realizable value of solar power panels and supplies and container inventories, impairment of real estate inventories, solar power plants under construction and solar power plants held for sale, purchase price allocation of acquired real estates, useful lives of property, plant and equipment, solar power systems and intangible assets, impairment of long-lived assets, valuation of stock based compensation, valuation allowance of deferred tax assets, uncertain income tax positions, implicit interest rate of operating and finance leases and purchase price allocation with respect to business combination and asset acquisition. Actual results could differ from those estimates.

(f) Business Combinations and Asset Acquisitions

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

In a business combination achieved in stages, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations.

If an acquisition of an asset or group of assets does not meet the definition of a business, the transaction is accounted for as an asset acquisition rather than a business combination. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

Fair value is determined based upon the guidance of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures”, and generally are determined using Level 2 inputs and Level 3 inputs. The determination of fair value involves the use of significant judgments and estimates. The Company utilizes the assistance of third-party valuation appraisers to determine the fair value as of the date of acquisition.

In a business combination or asset acquisition, the Company may recognize identifiable intangibles that meet either or both the contractual legal criterion and/or the separability criterion.

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

The cost basis of the real estate inventories includes all direct acquisition costs including but not limited to the property purchase price, acquisition costs, construction costs, development costs, certain amenities, capitalized interest, capitalized real estate taxes and other costs. Interests and real estate taxes are not capitalized unless active development or construction is underway. When acquiring real estate with existing buildings, we allocate the purchase price between land, buildings and intangibles related to in-place leases, if any, based on their relative fair values.

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

(l) Investments

Investment in equity securities with readily determinable fair value

We hold investment in equity securities of publicly listed companies, for which we do not have significant influence. Investment in equity securities with readily determinable fair value is measured at fair value and any changes in fair value are recognized in other income (expenses).

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

Investment income/loss recognition and classification

We recognize both realized and unrealized gains and losses in our consolidated statements of operations, classified with other income (expenses). Unrealized gains and losses represent:

(1)	fair value changes for investments in equity securities with readily determinable fair value;
(2)	changes in NAV as a practical expedient to estimate fair value for investments in funds that report NAV per share;
(3)	observable price changes for investments in privately held entities that do not report NAV per share; and
(4)	our share of unrealized gains or losses reported by our equity method investees.

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

(m) Property, Plant and Equipment, Net

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

	Depreciation Method	Useful Life
Buildings, including buildings held for lease	Straight-line method	9 – 47 years
Facilities attached to buildings	Straight-line or declining balance method	5 – 18 years
Machinery and equipment	Declining balance method	6 – 17 years
Vehicles	Declining balance method	2 – 6 years
Tools, furniture and fixture	Straight-line or declining balance method	2 – 15 years
Land	Not depreciated	-
Software*	Straight-line method	3 – 5 years

*	Represents software that is non-detachable to the hardware.

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

(n) Solar Power Systems, Net

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

(o) Intangible Assets, Net

Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. Acquired intangible assets from business combination and asset acquisition are recognized and measured at fair value at the time of acquisition. Those assets represent assets with finite lives and are further amortized on a straight-line basis over the estimated economic useful lives of the respective assets.

The estimated useful lives of intangible assets are as follows:

Technologies	10 years
Favorable contracts	17 years
Software	5 years

(p) Corporate-owned Life Insurance Policies

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

(q) Leases

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

(r) Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets with finite lives, primarily property, plant and equipment, including real estate properties held for lease, solar power systems, operating lease right-of-use assets, finance lease right-of-use assets, technologies and favorable contracts acquired through business combination, and software acquired through asset acquisition, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. The Company recognized an impairment loss of JPY24,017, JPY11,617 and nil on property, plant and equipment for the years ended December 31, 2024, 2023 and 2022, respectively.

(s) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. In accordance with ASC Topic 350, “Intangibles – Goodwill and Others”, goodwill is subject to at least an annual assessment for impairment or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value based test. Fair value is generally determined using a discounted cash flow analysis. There were no impairments of goodwill during the years ended December 31, 2024, 2023, and 2022.

(t) Revenue Recognition

The Company recognizes revenues from sales of real estate properties, sales of land, providing of real estate management services, providing of real estate construction services, sales of solar power plants, providing of solar power plants operation and maintenance services, sales of electricity, sales of containers and providing of container operation and management services under ASC Topic 606, “Revenue from Contracts with Customers”.

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

The Company recognizes revenues from rental services under ASC Topic 842, “Leases”.

The Company currently generates its revenues from the following main sources:

Revenues from sales of real estate properties

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

Revenues from sales of land

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

Revenues from rental services

Rental income is generally recognized on a straight-line basis over the terms of the tenancy agreements. For real estate and land leases, these contracts are treated as leases for accounting purpose, rather than contracts with customers subject to ASC Topic 606. Also see Note 2(q).

Revenues from real estate management services

Revenues from real estate management services consist of property management services, brokerage services and value-added management services. Property management services mainly include property management services provided to tenants or property owners with revenues recognized during the period when services are rendered. Revenues from brokerage services are earned upon closing of brokerage transaction. Value-added management services mainly consist of real estate consulting and registration services with revenues recognized when performance obligation is satisfied.

Revenues from real estate construction services

Revenues from real estate construction services are recognized over the period of the contract by reference to progress towards complete satisfaction of the performance obligation, which typically includes engineering, procurement, development and construction of real estate properties for customers. Progress towards completion of the contract is measured by the percentage of total costs incurred to date compared with the estimated total costs to complete the contract. The Company recognizes changes in estimated total costs on a cumulative catch-up basis in the period in which the changes are identified, if any.

Revenues from sales of solar power plants

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

Revenues from solar power plants operation and maintenance services

Revenues from solar power plants operation and maintenance services are recognized over time when customers receive and consume the benefits provided by the Company’s performances, which typically include system inspection, performance engineering analysis, corrective maintenance repair and environmental services, under the terms of service arrangements.

Revenues from sales of electricity

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

Revenues from sales of containers

Revenues from the sales of containers are recognized at the point in time when the control of the products has transferred to the customers. The transfer of control is considered complete when the customers accept the products.

Revenues from container operation and management services

Revenues from container operation and management services are recognized over time when customers receive and consume the benefits provided by the Company’s performances, which typically include containerized data center inspection, performance engineering analysis, maintenance, repair, environmental and security services, under the terms of service arrangements.

(u) Cost of Revenues

Cost of revenues primarily include the real estate properties, solar power plants and containers purchase price, acquisition costs, construction costs, direct costs to develop, renovate, repair and upgrade the real estate properties, solar power plants development costs, sublease costs, depreciation, direct material costs, electricity transportation costs, and salaries and related expenses for personnel directly involved in delivery of services to customers.

(v) Advertising Expenses

The Company expenses advertising costs as they are incurred. Total advertising expenses were JPY105,740, JPY225,549 and JPY197,203 for the years ended December 31, 2024, 2023 and 2022, respectively, and have been included as part of selling, general and administrative expenses.

(w) Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of accounts and other receivables. The Company does not require collateral or other security to support these receivables. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Customers

For the years ended December 31, 2024, 2023 and 2022, customers accounting for 10% or more of the Company’s total revenues were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Customer A	*	*	35%
Customer B	*	13%	*
Customer C	*	26%	*
Customer E	10%	*	*

As of December 31, 2024 and 2023, customers accounting for 10% or more of the Company’s total outstanding accounts receivable were as follows:

	December 31,	December 31,
	2024	2023
Customer D	*	20%
Customer F	29%	*
Customer G	11%	*

Suppliers

For the years ended December 31, 2024, 2023 and 2022, no suppliers accounted for 10% or more of the Company’s total purchases.

As of December 31, 2024 and 2023, suppliers accounting for 10% or more of the Company’s total outstanding accounts payable were as follows:

	December 31,	December 31,
	2024	2023
Supplier A	21%	*
Supplier B	17%	*
Supplier C	*	48%
Supplier D	*	10%

*	Less than 10%

(x) Segment Reporting

ASC Topic 280, “Segment Reporting”, requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker (“CODM”) organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company’s operations constitute a single reportable segment in accordance with ASC Topic 280. See Note 23.

(y) Net Income Per Share

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

(z) Stock Based Compensation

The Company accounts for stock based compensation awards in accordance with ASC Topic 718, “Compensation – Stock Compensation”. The cost of services received from employees and non-employees in exchange for awards of equity instruments is recognized in the consolidated statements of operations based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period or vesting period. The Company records forfeitures as they occur.

(aa) Related Parties and Transactions

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

(bb) Income Taxes

Income taxes are accounted for using an asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes”. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred income tax assets also include the prior years’ net operating losses carried forward. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred income tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred income tax assets will not be realized.

The Company follows ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Under the provisions of ASC Topic 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in other expenses in the consolidated statements of operations.

(cc) Fair Value Measurements

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

As of December 31, 2024 and 2023, the carrying values of current assets, except for short-term investment, and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

There were no assets measured at fair value on a recurring basis as of December 31, 2024. Assets measured at fair value on a recurring basis as of December 31, 2023 are summarized below.

Fair Value Measurements as of December 31, 2023
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2023
Short-term investment:
Marketable securities	89,482	-	-	89,482

(dd) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(ee) Government Assistance

Government assistance, in the form of monetary grants, is not recognized until there is reasonable assurance that the Company will comply with the conditions of the grants and the Company will receive the grants.

Grants related to assets are government grants for the purchase of certain renewable energy assets. The Company accounts for grants related to assets as deferred income, which is included in other current liabilities and other liabilities on the consolidated balance sheets. The Company recognizes the deferred income on grants related to depreciable assets in the consolidated statements of operations on a systematic basis over the useful life of the assets.

During the years ended December 31, 2024 and 2023, the Company received the government grants of nil and JPY166,021, respectively, in connection with purchase of containerized data centers, of which JPY27,670 and JPY23,058 were recorded as reduction to depreciation expense, respectively. Deferred income in relation to the government grants amounted to JPY115,293 and JPY142,963 as of December 31, 2024 and 2023, respectively.

(ff) Offering Costs

Offering costs amounted to JPY81,602 consisting principally of professional and registration fees incurred through the balance sheet date that are related to the initial public offering (“IPO”) and are charged to capital surplus upon the completion of the IPO during the year ended December 31, 2023.

(gg) Recent Accounting Pronouncements

New accounting pronouncements recently adopted

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-07 is effective for public companies for annual reporting periods beginning after December 15, 2023, on a retrospective basis. The Company adopted ASU No. 2023-07 on January 1, 2024. See Note 23.

New accounting pronouncements not yet effective

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public companies to disclose additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis. ASU No. 2024-03 is effective for public companies for annual reporting periods beginning after December 15, 2026, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

NOTE 3 – SHORT-TERM INVESTMENT

Short-term investment consists of the following:

	December 31,	December 31,
	2024	2023
Marketable securities	-	89,482

Realized and unrealized gain or loss on short-term investment, which are included in other income (expenses), are as follows:

	For the Years Ended
	December 31,
	2024	2023	2022
Realized gain
Marketable securities	120,325	3,299	6,093
Available-for-sale debt securities	-	-	9,732

Unrealized loss
Marketable securities	-	6,800	-

NOTE 4 – INVENTORIES, NET

Inventories, net consist of the following:

	December 31,	December 31,
	2024	2023
Real estate inventories
Real estate properties held for sale	7,560,884	4,184,787
Real estate properties under development	15,563,827	12,458,998
Subtotal	23,124,711	16,643,785

Solar power plants inventories
Solar power panels and supplies	4,338	8,264
Solar power plants under construction	16,826	153,950
Solar power plants held for sale	180,003	10,682
Subtotal	201,167	172,896

Container inventories
Raw materials	1,518	1,215
Finished goods	27,595	27,595
Subtotal	29,113	28,810

Others	8,724	4,444
Inventories, gross	23,363,715	16,849,935
Less: write-down of inventories	(15,638)	-
Inventories, net	23,348,077	16,849,935

Certain inventories were pledged to secure the Company’s loans, see Note 10.

NOTE 5 – PREPAID EXPENSES, NET, OTHER CURRENT ASSETS, NET AND OTHER ASSETS, NET

Prepaid expenses, net, other current assets, net, and other assets, net consist of the following:

	December 31,	December 31,
	2024	2023
Prepaid expenses, net
Advances to construction and other vendors	283,266	271,572
Down payment made for real estate properties and solar power plants purchase	106,924	69,811
Others	132,997	74,944
Subtotal	523,187	416,327
Less: allowance	(82,526)	(59,223)
Prepaid expenses, net	440,661	357,104

Other current assets, net
Loan receivables	1,677	1,677
Consumption tax refund	8,453	93,481
Income tax receivable	3,523	103,798
Others	53,540	106,676
Subtotal	67,193	305,632
Less: allowance	(2,802)	(1,361)
Other current assets, net	64,391	304,271

Other assets, net
Leasehold and other deposits	151,826	138,504
Deferred consumption tax	159,533	174,967
Deferred income tax assets, net	470,507	669,854
Life insurance policies	52,424	132,466
Long-term loan receivables	6,360	13,783
Down payment made for an asset acquisition	-	89,886
Asset retirement costs	35,110	19,702
Others	47,719	87,095
Subtotal	923,479	1,326,257
Less: allowance	-	(2,230)
Other assets, net	923,479	1,324,027

NOTE 6 – LONG-TERM INVESTMENTS, NET

Long-term investments, net consist of the following:

	December 31,	December 31,
	2024	2023
Investments in funds that report NAV per share	97,915	64,196
Investments in private entities or organizations that do not report NAV per share:
Companies and organizations without observable price changes	290,138	200,337
Investment in a private entity accounted for under equity method	15,766	10,232
Investment in a public entity accounted for under equity method	2,733,567	-
Investments in voluntary partnerships accounted for under equity method	197,176	215,672
Subtotal	3,334,562	490,437
Less: impairment	(28,104)	-
Long-term investments, net	3,306,458	490,437

Realized and unrealized gain or loss on long-term investments, and impairment loss on long-term investments, which are included in other income (expenses), are as follows:

	For the Years Ended
	December 31,
	2024	2023	2022
Realized gain	129	30,363	11,019
Unrealized gain (loss)	5,799	371	(20,705)
Impairment loss	28,104	-	22,847

Investments accounted for under equity method

The Company maintains equity method investments in voluntary partnerships and other entities. The Company determines that it does not control these voluntary partnerships and other entities and as a result does not consolidate them. As of December 31, 2024, the most significant of these investments was the Company’s ownership interest in Cumica Corporation (“Cumica”), a public entity listed on the Tokyo Stock Exchange.

On November 15, 2023, the Company entered into a share transfer agreement with four shareholders of Cumica to acquire 2,158,800 shares, representing a 20.39% equity interest in Cumica, in an aggregate cash consideration of JPY1,988,255. The transaction closed on January 12, 2024. On August 28, 2024, the Company entered into a share allotment agreement with Cumica, pursuant to which the Company acquired an additional 1,470,500 shares of Cumica for a cash consideration of JPY599,964. Following this transaction, the Company’s ownership interest in Cumica increased to 30.58%.

Summarized financial information of Cumica as of December 31, 2024 is as follows:

December 31,
2024
Current assets	11,471,496
Non-current assets	7,294,155
Total assets	18,765,651

Current liabilities	2,124,573
Non-current liabilities	4,728,753
Total liabilities	6,853,326

Summarized financial information of Cumica for the year ended December 31, 2024 is as follows:

For the Year Ended December 31, 2024
Revenues	4,143,499
Gross profit	933,399
Net income	366,083

Summarized financial information of all investments accounted for under equity method as of December 31, 2024 and 2023 is as follows:

	December 31,	December 31,
	2024	2023
Current assets	11,872,274	298,056
Non-current assets	9,750,947	1,664,068
Total assets	21,623,221	1,962,124

Current liabilities	2,183,353	45,299
Non-current liabilities	4,802,583	38,820
Total liabilities	6,985,936	84,119

Summarized financial information of all investments accounted for under equity method for the years ended December 31, 2024, 2023 and 2022 is as follows:

	For the Years Ended December 31,
	2024	2023	2022
Revenues	4,453,964	198,282	35,278
Gross profit	1,058,524	74,972	9,914
Net income	418,942	21,621	1,931

For the year ended December 31, 2024, the Company recognized income from equity method investments of JPY59,132. For the years ended December 31, 2023 and 2022, the Company recognized loss from equity method investments of JPY1,689 and JPY748, respectively.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	December 31,	December 31,
	2024	2023
Buildings, including buildings held for lease	4,291,818	4,916,481
Facilities attached to buildings	327,513	326,530
Machinery and equipment	29,598	29,598
Vehicles	15,380	10,379
Tools, furniture and fixture	629,640	527,987
Land	7,589,561	6,703,125
Software	137,268	145,203
Subtotal	13,020,778	12,659,303
Less: accumulated depreciation	(848,158)	(757,985)
Less: accumulated impairment	(35,634)	(11,617)
Property, plant and equipment, net	12,136,986	11,889,701

Substantially all of buildings consist of buildings held for lease. Certain buildings held for lease were pledged to secure the Company’s loans, see Note 10.

Depreciation expense was JPY268,204, JPY190,153 and JPY160,829 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 8 – SOLAR POWER SYSTEMS, NET

Solar power systems, net consist of the following:

	December 31,	December 31,
	2024	2023
Solar power systems in operation	743,557	525,003
Solar power systems under construction	73,330	84,975
Subtotal	816,887	609,978
Less: accumulated depreciation	(150,681)	(133,200)
Solar power systems, net	666,206	476,778

Certain solar power systems were pledged to secure the Company’s loans, see Note 10.

Depreciation expense was JPY90,239, JPY43,707 and JPY22,566 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 9 – LEASES – AS A LESSEE

The Company has entered into operating leases for offices, land and sublease purpose, with terms ranging from two to twenty-five years, and finance leases for certain office equipment and vehicles, with terms ranging from two to seven years. The estimated effect of lease renewal and termination options, as applicable, that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities was included in the consolidated financial statements.

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

During the years ended December 31, 2024 and 2023, the Company entered into certain sale-leaseback transactions. For the year ended December 31, 2024, the Company sold real estate properties at fair value for cash proceeds of JPY571,644. For the year ended December 31, 2023, the Company sold real estate properties and containers for cash proceeds of JPY759,688 with the estimated fair value of the assets sold amounting to JPY784,676, which resulted in the recognition of a gain of JPY24,988 as an increase in the related operating lease right-of-use assets in connection with these sale-leaseback transactions.

For information on sale-leaseback transactions with related party, see Note 18.

The components of lease costs are as follows:

	For the Years Ended
	December 31,
	2024	2023	2022
Finance lease costs
Amortization of finance lease right-of-use assets	5,117	5,184	4,313
Interest on finance lease liabilities	198	193	175
Total finance lease costs	5,315	5,377	4,488
Operating lease costs	623,497	584,103	569,778
Short-term lease costs	-	-	1,532
Total lease costs	628,812	589,480	575,798

The following table presents supplemental information related to the Company’s leases:

	For the Years Ended
	December 31,
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	198	193	175
Operating cash flows from operating leases	542,559	527,392	480,685
Financing cash flows from finance leases	5,075	5,157	4,160
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	395,885	357,020	508,790
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	8,822	6,720	8,373
Remeasurement of operating lease liabilities and right-of-use assets due to lease modification	144,894	3,035	92,739

Weighted average remaining lease term (years)
Finance leases	3.58	3.43	3.03
Operating leases	7.08	7.70	8.54

Weighted average discount rate (per annum)
Finance leases	1.57%	1.57%	1.57%
Operating leases	1.57%	1.57%	1.57%

As of December 31, 2024, the future maturity of lease liabilities is as follows:

Years Ended December 31,	Finance Lease	Operating Lease
2025	5,622	520,485
2026	4,771	437,372
2027	3,358	335,273
2028	2,461	332,316
2029	1,512	262,950
Thereafter	-	707,604
Total undiscounted lease payments	17,724	2,596,000
Less: imputed interest	(516)	(147,395)
Present value of lease liabilities	17,208	2,448,605
Less: lease liabilities, current	(5,393)	(479,871)
Lease liabilities, non-current	11,815	1,968,734

NOTE 10 – BANK AND OTHER BORROWINGS

The Company’s outstanding indebtedness borrowed from banks and other financial institutions consist of the following:

Indebtedness	Weighted Average Interest Rate*	Weighted Average Years to Maturity*	Balance as of December 31, 2024	Balance as of December 31, 2023
Short-term loans
Secured loans
Fixed rate loans	2.41%	0.62	1,848,415	1,303,600
Variable rate loans	2.21%	0.30	1,738,700	282,000
Subtotal	2.31%	0.47	3,587,115	1,585,600
Unsecured loans
Fixed rate loans	2.48%	0.49	122,470	106,999
Variable rate loans	1.78%	0.17	155,990	-
Subtotal	2.09%	0.31	278,460	106,999
Total short-term loans	2.29%	0.46	3,865,575	1,692,599

Long-term loans
Secured loans
Fixed rate loans	2.61%	2.72	6,107,800	4,517,486
Variable rate loans	2.16%	9.81	19,186,447	15,504,030
Subtotal	2.27%	8.10	25,294,247	20,021,516
Unsecured loans
Fixed rate loans	0.86%	5.63	486,720	1,075,188
Variable rate loans	1.81%	3.05	106,952	454,454
Subtotal	1.03%	5.16	593,672	1,529,642
Total long-term loans	2.24%	8.03	25,887,919	21,551,158
Less: current portion			(4,707,174)	(7,243,022)
Non-current portion			21,180,745	14,308,136

*	Pertained to information for loans outstanding as of December 31, 2024.

The Company borrowed loans from various financial institutions for the purpose of purchasing and constructing real estate properties and solar power plants and systems, and for working capital purpose.

Interest expense for short-term and long-term loans was JPY59,243 and JPY593,109 for the year ended December 31, 2024, JPY21,981 and JPY391,125 for the year ended December 31, 2023, and JPY29,210 and JPY221,913 for the year ended December 31, 2022, respectively.

The pledge information for the Company’s outstanding loans as of December 31, 2024 and 2023 consists of the following:

	December 31, 2024	December 31, 2023
Short-term loans
Pledged by real estate inventories and buildings held for lease	3,487,115	1,395,600
Pledged by restricted cash (a)	-	100,000
Pledged by investment in equity securities (b)	100,000	-

Long-term loans
Pledged by real estate inventories, buildings held for lease and/or solar power systems	24,032,258	19,341,481
Pledged by restricted cash (a)	1,031,433	1,099,591
Pledged by accounts receivable in connection with electricity sales to power companies	741,208	174,901
Pledged by investment in equity securities (b)	606,225	-

(a)	As of December 31, 2024 and 2023, these loans were secured by restricted cash of JPY31,002 and JPY151,503, respectively.
(b)	As of December 31, 2024, these loans were secured by 2,417,800 shares, of Cumica’s equity securities.

The guaranty information for the Company’s outstanding loans as of December 31, 2024 and 2023 consists of the following:

	December 31, 2024	December 31, 2023
Short-term loans
Guaranteed by COO of the Company	-	124,500
Guaranteed by parent company or subsidiary within the Company’s organizational structure	-	1,041,000

Long-term loans
Guaranteed by COO of the Company	7,796,858	8,072,793
Guaranteed by Tokyo Credit Cooperative Union	201,618	151,848
Guaranteed by Nihon Hoshou Co., Ltd.	-	226,380
Guaranteed by Nagoya Credit Guarantee Corporation	64,762	-
Guaranteed by Aichi Credit Guarantee Corporation	28,338	-
Guaranteed by parent company or subsidiary within the Company’s organizational structure	3,337,181	2,111,435
Co-guaranteed by COO and CEO of the Company	563,706	578,878
Co-guaranteed by COO and parent company or subsidiary within the Company’s organizational structure	77,098	139,428
Co-guaranteed by COO and Tokyo Credit Cooperative Union	27,194	4,990
Co-guaranteed by COO, CEO and Tokyo Credit Cooperative Union	5,491	7,495
Co-guaranteed by COO and Nihon Hoshou Co., Ltd.	214,812	-
Co-guaranteed by Li Tianqi, noncontrolling shareholder of SYLA Brain and a financial institution	9,906	21,151
Co-guaranteed by Aichi Credit Guarantee Corporation and parent company or subsidiary within the Company’s organizational structure	120,750	-

During the years ended December 31, 2024, 2023 and 2022, the Company entered into amended loan agreements which had prepayment options with financial institutions for certain loans. The amended terms mainly included changes of maturity dates and installment amount. The Company analyzed the amendments under ASC Topic 470 and concluded that these amendments were not considered substantially different and were accounted for as debt modifications.

As of December 31, 2024, future minimum principal payments for long-term loans are as follows:

Principal
Years Ended December 31,	Repayment
2025	4,707,174
2026	8,261,034
2027	3,615,771
2028	1,276,923
2029	2,473,640
Thereafter	5,553,377
Total	25,887,919

NOTE 11 – CORPORATE BONDS

The Company issued corporate bonds through various banks, which consist of the following:

Name of Banks	Principal Amount	Issuance Date	Maturity Date	Annual Interest Rate	Balance as of December 31, 2024	Balance as of December 31, 2023
Musashino Bank (a) (b)	100,000	7/10/2019	7/10/2024	0.36%	-	20,000
Kirayaka Bank (a)	200,000	9/10/2019	9/10/2024	0.85%	-	40,000
Kagawa Bank (a)	150,000	10/29/2021	10/29/2026	0.53%	60,000	90,000
Musashino Bank (a)	100,000	12/24/2021	12/24/2026	0.36%	40,000	60,000
Aichi Bank (a)	50,000	3/25/2024	3/23/2029	0.56%	45,000	-
Aggregate outstanding principal balances					145,000	210,000
Less: unamortized bond issuance costs					(2,453)	(4,850)
Less: current portion					(58,639)	(107,601)
Non-current portion					83,908	97,549

(a)	These bonds are guaranteed by the respective bank.
(b)	This bond is guaranteed by the Tokyo Credit Guarantee Association.

Interest expense for corporate bonds was JPY984, JPY1,597 and JPY2,300 for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, future minimum principal payments are as follows:

Principal
Years Ended December 31,	Repayment
2025	60,000
2026	60,000
2027	10,000
2028	10,000
2029	5,000
Thereafter	-
Total	145,000

NOTE 12 – OTHER CURRENT LIABILITIES AND OTHER LIABILITIES

Other current liabilities and other liabilities consist of the following:

	December 31,	December 31,
	2024	2023
Other current liabilities
Vendor payables	231,238	266,850
Liabilities arising from repurchase agreements	-	90,014
Accrued consumption taxes	103,147	100,280
Miscellaneous deposits received from tenants to be remitted to other service providers	95,551	109,082
Rental deposits received from tenants to be remitted to property owners	351,086	340,317
Deposits held on behalf of voluntary partnerships	92,708	74,189
Capital return and distribution payable to anonymous partnerships	168,551	30,888
Current portion of deferred government grant	27,670	27,670
Other payables	13,337	7,726
Other current liabilities	1,083,288	1,047,016

Other liabilities
Leasehold and guarantee deposits received from tenants	301,623	291,530
Deferred income tax liabilities, net	80,383	85,073
Long-term trade payables	7,847	17,956
Asset retirement obligations	41,595	24,376
Non-current portion of deferred government grant	87,623	115,293
Other liabilities	519,071	534,228

NOTE 13 – SHAREHOLDERS’ EQUITY

Capital stock and capital surplus

The change in the number of issued shares of capital stock during the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the Years Ended December 31,
	2024	2023	2022
Balance at the beginning of the year	260,891	239,489	237,889
Share issuance upon initial public offering	-	18,750	-
Exercise of stock options	5,652	2,652	1,600
Balance at the end of the year	266,543	260,891	239,489

All of the issued shares as of December 31, 2024 and 2023 have been paid in full.

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

On April 4, 2023, the Company closed its IPO on the NASDAQ Capital Market under the symbol “SYT”. The Company offered 1,875,000 American Depositary Shares (“ADSs”), equivalent to 18,750 common shares, at US$8.00 per ADS. Net proceeds raised by the Company from the IPO amounted to JPY1,801,633 after deducting underwriting discounts and commissions and other offering expenses. The offering costs of JPY81,602 were charged against the proceeds from the offering.

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

During the year ended December 31, 2024, the Company repurchased 21,542 shares of ADSs at an average price of US$2.76 per ADS totaling approximately JPY9 million under the 2023 Share Repurchase Program. During the period from July 6, 2023 through December 31, 2023, the Company repurchased 14,188 shares of ADSs at an average price of US$6.73 per ADS totaling approximately JPY14 million under the 2023 Share Repurchase Program. As of December 31, 2024 and 2023, approximately JPY177 million and JPY186 million, respectively, remained available under the 2023 Share Repurchase Program.

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

Capital contribution from noncontrolling shareholder

On April 26, 2024, SYLA Co entered into a share allotment agreement with Cumica, pursuant to which SYLA Co agreed to issue 45 shares of capital stock to Cumica for cash consideration of JPY301,045. On April 30, 2024, SYLA Co received capital contribution of JPY301,045 in cash from Cumica, and Cumica became a noncontrolling shareholder of SYLA Co.

NOTE 14 – STOCK BASED COMPENSATION

The Company has historically awarded stock options to various officers, directors, employees and consultants of the Company to purchase shares of the Company’s capital stock. During the years ended December 31, 2014 to 2018, the Company has issued several batches of stock options to acquire the equivalent of total 51,340 shares of capital stock after the adjustment for the 100-for-1 stock split in February 2018. The stock options generally vest two years after the grant date and have the contractual term of ten years. The total outstanding stock options as of January 1, 2020 was 50,405.

On November 30, 2020, the Company awarded stock options to purchase an aggregate of 870 shares of capital stock at an exercise price of JPY45,140 per share to various officers, directors and employees of the Company. The stock options vest on August 26, 2022 with the expiration date on July 31, 2030.

On July 30, 2021, the Company awarded stock options to purchase 50 shares of capital stock at an exercise price of JPY48,060 per share to a consultant of the Company. The stock options vest on July 9, 2023 with the expiration date on July 31, 2031.

On May 13, 2022, the Company entered into a consulting and services agreement (the “Consulting Agreement”) with HeartCore Enterprises, Inc. (“HeartCore”), pursuant to which it agreed to compensate HeartCore with cash consideration of US$500,000 and common share purchase warrants (the “Warrants”) in exchange for professional services to be provided by HeartCore in connection with its IPO. HeartCore may exercise the Warrants beginning on the date of IPO until ten years following completion of an IPO to purchase 2% of the fully diluted shares of the Company’s capital stock as of the date of IPO, for an exercise price per share of US$0.01, subject to adjustment as provided in the agreement. The Consulting Agreement was further amended in August and November 2022, respectively, to modify the payment terms and dates. The Warrants were also terminated upon the issuance of the stock acquisition rights.

On November 9, 2022, the Company and HeartCore entered into the 9th stock acquisition rights allotment agreement, pursuant to which the Company allotted 5,771 stock acquisition rights to HeartCore in substitution for the Warrants originally issued on May 13, 2022. The stock acquisition rights are exercisable upon a successful listing on the NASDAQ Capital Market or NYSE American and have an exercise price of US$0.01 per share and are fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding shares of the Company’s capital stock on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 2% and divided by 5,771, subject to adjustment as provided in the agreement. The stock acquisition rights, subject to some conditions, are exercisable upon the effectiveness of an IPO throughout a period of ten years from the listing date.

On April 20, 2023, the Company issued the underwriter (or its designees) a warrant to purchase 131,200 ADSs (the “Representative’s Warrant”) representing 7% of the 1,875,000 ADSs sold in the IPO. The Representative’s Warrant is fully vested and exercisable upon grant with the expiration date on March 29, 2028. The exercise price of the Representative’s Warrant is US$10.00 per ADS. The stock based compensation of the Representative’s Warrant was fully charged against capital surplus.

On September 8, 2023, the Company awarded stock options to purchase 1,539 shares of capital stock at an exercise price of US$800 per share to an investor relations company. The stock options vest on each annual anniversary of May 1, 2024, in an amount equal to one-third of the applicable shares of capital stock, with the expiration date on July 31, 2028. The stock options were fully forfeited on December 31, 2023.

The following table summarizes stock options activities and related information for the years ended December 31, 2024, 2023 and 2022:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value
		(JPY)	(Years)	(JPY)
Outstanding as of January 1, 2022	51,290	8,971	2.52	1,895,197
Granted	5,771	1	10.00	-
Forfeited/cancelled	(635)	14,500	-	-
Exercised	(1,600)	8,225	-	-
Outstanding as of December 31, 2022	54,826	7,985	2.40	2,493,227
Granted	2,851	64,103	4.25	-
Forfeited/cancelled	(1,619)	113,443	-	-
Exercised	(2,780)	4,317	-	-
Outstanding as of December 31, 2023	53,278	7,975	1.34	3,179,510
Granted	-	-	-	-
Forfeited/cancelled	-	-	-	-
Exercised	(5,780)	6,229	-	-
Outstanding as of December 31, 2024	47,498	8,187	2.82	1,063,926
Vested and exercisable as of December 31, 2024	44,287	8,781	2.43	973,309

The fair value of the stock options was estimated as of the date of grant using the binomial model with the assistance of a third-party valuation appraiser. The following table summarizes significant assumptions used in the model to estimate the fair value of the stock options for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
Expected volatility	-	-	51.30%
Risk-free interest rate	-	-	0.30%
Dividend yield	-	-	0%
Exercise term	-	-	10.0 years

The stock acquisition rights granted to HeartCore during the year ended December 31, 2022 contained a performance condition of exercisability upon a successful listing on the NASDAQ Capital Market or NYSE American. The Company did not recognize any stock based compensation in relation to the stock acquisition rights granted to HeartCore until the effectiveness of IPO on March 30, 2023.

On April 26, 2024, the Board of Directors of the Company approved the extension of the stock options expiration date from April 30, 2024 to April 30, 2027 for the stock options granted on May 31, 2014 and October 1, 2017, respectively. The valuation of stock options modification was estimated as of the date of modification using the binomial model with the assistance of a third-party valuation appraiser. Incremental stock based compensation in relation to the stock options modification was minimal for the year ended December 31, 2024.

For the years ended December 31, 2024, 2023 and 2022, the Company recognized stock based compensation related to the stock options of nil, JPY201,914 and JPY6,580, respectively. As of December 31, 2024, all of the outstanding stock options were vested, there was no unrecognized stock based compensation.

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

The computation of basic and diluted net income per share in accordance with ASC Topic 260 for the years ended December 31, 2024, 2023 and 2022 is as follows:

	For the Years Ended December 31,
	2024	2023	2022
Numerator:
Net income from continuing operations attributable to SYLA Technologies Co., Ltd.’s shareholders	1,114,836	688,174	306,432
Income (loss) from discontinued operations attributable to SYLA Technologies Co., Ltd.’s shareholders	-	(6,742)	88,523
Net income attributable to SYLA Technologies Co., Ltd.’s shareholders	1,114,836	681,432	394,955

Denominator:
Weighted average number of common shares outstanding used in calculating basic net income per share	264,182	255,028	239,353
Dilutive effect of stock options	39,649	49,021	44,001
Weighted average number of common shares outstanding used in calculating diluted net income per share	303,831	304,049	283,354

Net income from continuing operations per share
Net income per share – basic	4,219.96	2,698.42	1,280.25
Net income per share – diluted	3,669.26	2,263.36	1,081.45

Income (loss) from discontinued operations per share
Net income (loss) per share – basic	-	(26.44)	369.84
Net income (loss) per share – diluted	-	(22.17)	312.41

Net income attributable to SYLA Technologies Co., Ltd. per share
Net income per share – basic	4,219.96	2,671.99	1,650.09
Net income per share – diluted	3,669.26	2,241.19	1,393.86

NOTE 16 – INCOME TAXES

The Company conducts its major businesses in Japan and is subject to income taxes in this jurisdiction. During the years ended December 31, 2024, 2023 and 2022, substantially all taxable income of the Company is generated in Japan. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of approximately 30.62% for the years ended December 31, 2024, 2023 and 2022.

For the years ended December 31, 2024, 2023 and 2022, the Company’s income tax expenses are as follows:

	For the Years Ended December 31,
	2024	2023	2022
Current	422,858	639,948	448,089
Deferred	168,203	(373,969)	(102,909)
Total	591,061	265,979	345,180

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of operations to the Japanese statutory tax rate for the years ended December 31, 2024, 2023 and 2022 is as follows:

	For the Years Ended December 31,
	2024	2023	2022
Japanese statutory tax rate	30.62%	30.62%	30.62%
Entertainment expenses not deductible	1.14%	2.21%	3.82%
Unrecognized gain in connection with reorganization	0.00%	0.00%	8.80%
Non-taxable dividend income	0.00%	(0.02)%	(0.26)%
Stock based compensation expense not deductible	0.00%	0.01%	0.31%
Change in valuation allowance	0.00%	0.00%	1.77%
Effect of different statutory tax rate in Japan	1.81%	(2.59)%	1.60%
Other adjustments	(1.48)%	(4.03)%	(1.86)%
Subtotal	32.09%	26.20%	44.80%
Undistributed retained earnings tax*	0.00%	0.00%	7.82%
Effective income tax rate	32.09%	26.20%	52.62%

*	The Company is a Specified Family Company, as one shareholder and its related persons hold more than 50% of its total outstanding shares. Hence, in addition to the normal corporate income tax, the Company is also subject to a special income tax on its undistributed retained earnings (“URE”) for each fiscal year, after the Company’s capital stock exceeds JPY100 million. URE income tax is imposed on the Company’s URE, which is defined as the Company’s taxable income for the year minus the sum of the dividends declared, the adjusted corporate income tax, and the URE credit (which usually is 40% of the taxable income). The portion of its URE not more than JPY30 million is subject to a rate of 10%, the portion between JPY30 million and JPY100 million is subject to a rate of 15%, and the portion over JPY100 million is subject to a rate of 20%.

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities at December 31, 2024 and 2023 are presented below:

	December 31,	December 31,
	2024	2023
Deferred income tax assets
Revenue and expense adjustments	36,322	50,092
Allowance for credit losses	30,894	25,395
Fair value change and impairment on investment securities	25,408	34,313
Lease liabilities	724,208	740,381
Stock based compensation	306,548	339,539
Net operating loss carryforwards	147,002	236,525
Others	-	48,274
Deferred income tax assets	1,270,382	1,474,519

Deferred income tax liabilities
Change in cash surrender value of life insurance policies	(14,014)	(23,149)
Right-of-use assets	(719,170)	(746,002)
Unrealized loss on sales arrangement with repurchase clause*	(10,713)	(10,713)
Intangible assets acquired through business combination and asset acquisition	(124,934)	(109,874)
Others	(11,427)	-
Deferred income tax liabilities	(880,258)	(889,738)

Deferred income tax assets, net (included in other assets)	470,507	669,854
Deferred income tax liabilities, net (included in other liabilities)	(80,383)	(85,073)

*	Represents unrecognized loss for accounting purpose, recognized loss for tax purpose.

The realization of deferred income tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Company regularly assesses the ability to realize its deferred income tax assets and establish a valuation allowance if it is more-likely-than-not that some portion of the deferred income tax assets will not be realized. The Company weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.

The amount of the deferred income tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Company’s projections for growth. The adjustments of a valuation allowance against deferred income tax assets may cause greater volatility in the effective income tax rate in the periods in which the valuation allowance is adjusted. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred income tax assets are deductible, management believes it is probable that the Company will utilize the benefits of these deferred income tax assets as of December 31, 2024 and 2023. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Company, effects by market conditions, effects of currency fluctuations or other factors.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the management considered the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the years ended December 31, 2024, 2023 and 2022. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2024. Open tax years in Japan are five years. The Company’s Japan income tax return filed for the tax years ending from December 31, 2020 through December 31, 2024 are subject to examination by the relevant taxing authorities. The Company’s tax attributes from prior periods remain subject to adjustment.

NOTE 17 – DISAGGREGATION OF REVENUES

Revenues generated from different revenue streams consist of the following:

	For the Years Ended December 31,
	2024	2023	2022
Real estate and related services:
Real estate sales	21,808,782	16,031,129	17,978,875
Land sales	4,699,353	3,536,087	1,670,630
Rental income	1,275,679	1,136,521	1,007,112
Real estate management income	1,100,056	766,077	623,186
Real estate construction income	606,383	-	-
Subtotal	29,490,253	21,469,814	21,279,803

Solar power and related services:
Solar power plants sales	1,017,458	633,337	561,331
Solar power plants operation and maintenance income	50,185	33,680	28,736
Electricity sales	278,978	214,528	185,915
Subtotal	1,346,621	881,545	775,982

Container and related services:
Container sales	-	373,604	-
Container operation and management income	35,149	18,447	-
Subtotal	35,149	392,051	-
Total	30,872,023	22,743,410	22,055,785

The Company’s revenues are presented net of consumption tax collected on behalf of governments. The Company has elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e., sales commissions, with amortization periods of one year or less to be recorded in selling, general and administrative expenses when incurred.

Changes in the Company’s deferred revenue for the years ended December 31, 2024, 2023 and 2022 were presented in the following table:

	For the Years Ended December 31,
	2024	2023	2022
Deferred revenue as of the beginning of the year	165,262	228,426	94,376
Net cash received in advance during the year	2,311,836	702,656	1,557,973
Deferred revenue addition in connection with business combination of SYLA Solar	-	-	45,415
Revenue recognized (consumption tax included) from opening balance of deferred revenue	(164,862)	(218,346)	(78,351)
Revenue recognized (consumption tax included) from deferred revenue arising during current year	(2,187,958)	(547,474)	(1,390,987)
Deferred revenue as of the end of the year	124,278	165,262	228,426

As of December 31, 2024, 2023 and 2022, and for the years then ended, substantially all of our long-lived assets and revenues generated are attributed to the Company’s operation in Japan.

NOTE 18 – RELATED PARTY TRANSACTIONS

The related parties had material transactions for the years ended December 31, 2024, 2023 and 2022 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2024
Sugimoto Hiroyuki	CEO of the Company
Yuto Yoshiyuki	COO of the Company
Watanabe Takahide	Former Chief Strategy Officer (“CSO”) of the Company
Fuchiwaki Takeshi	Chief Growth Officer (“CGO”) of the Company
Li Tianqi	Noncontrolling shareholder of SYLA Brain
Sugimoto Architectural Design Foundation	A company controlled by CEO of the Company
SYW Co., Ltd. (“SYW”)	A company controlled by CEO of the Company prior to April 2022, significantly influenced by CEO of the Company during the period from April 2022 to August 2023, and controlled by CEO of the Company after August 2023
SYNS Co., Ltd. (“SYNS”)*	Subsidiary of the Company prior to September 2022, when the entity was disposed
Flex Brain LLC (“Flex Brain”)	A company controlled by spouse of CGO of the Company
Sparkle Bridge LLC (“Sparkle Bridge”)	A company controlled by spouse of CGO of the Company
Cumica	A company in which the Company lacks control but has the ability to exercise significant influence over operating and financial policies
Transista Co., Ltd. (“Transista”)	A company in which the Company lacks control but has the ability to exercise significant influence over operating and financial policies

*	This entity was divested in connection with the reorganization for the Company’s overseas listing and was regarded as a related party of the Company prior to the disposal date. Upon completion of the disposition, the Company no longer holds any equity interest or exercises significant influence over this entity. As a result, this entity ceased to be a related party to the Company. The activities between the Company and this entity before the completion date of disposition were presented as related party transactions in the consolidated statements of operations and cash flows for all periods presented.

Accounts receivable from related parties as of December 31, 2024 and 2023 are as follows:

		December 31,	December 31,
		2024	2023
SYW	Provided real estate management and container operation and management service to related party	514	437
Flex Brain	Provided solar power plants operation and maintenance service to related party	8	8
Cumica	Provided real estate management service to related party	1,254	-
Total		1,776	445

Prepaid expenses paid to a related party as of December 31, 2024 and 2023 is as follows:

		December 31,	December 31,
		2024	2023
Cumica	Down payment made for real estate properties purchase	30,000	-

Other receivables due from a related party, which is included in other current assets, net on the consolidated financial statements, as of December 31, 2024 and 2023 is as follows:

		December 31,	December 31,
		2024	2023
Cumica	Operating expense paid on behalf of related party	1,969	-

Accounts payable due to a related party as of December 31, 2024 and 2023 is as follows:

		December 31,	December 31,
		2024	2023
Cumica	Real estate management and construction service provided by related party	242	-
Transista	Real estate management service provided by related party	220	-
Total		462	-

Payables due to related parties, which are included in other current liabilities on the consolidated financial statements, as of December 31, 2024 and 2023 are as follows:

		December 31,	December 31,
		2024	2023
Fuchiwaki Takeshi	Operating expense paid on behalf of the Company	201	93
Li Tianqi	Operating expense paid on behalf of the Company	72	26
SYW	Entertainment service provided by related party	2,515	2,854
Total		2,788	2,973

During the year ended December 31, 2023, the Company entered into a sale-leaseback transaction with SYW and sold a container for cash proceeds of JPY165,802. The Company paid rent associated with this lease of JPY11,861, and the rent expense associated with this lease was JPY11,861 for the year ended December 31, 2024. The Company paid rent associated with this lease of JPY6,919, and the rent expense associated with this lease was JPY7,876 for the year ended December 31, 2023. The operating lease right-of-use assets and operating lease liabilities in connection with the lease are as follows:

		December 31,	December 31,
		2024	2023
SYW	Operating lease right-of-use assets	4,955	16,639
SYW	Operating lease liabilities, current	5,911	11,684
SYW	Operating lease liabilities, non-current	-	5,911

The Company borrowed JPY118,000 from Li Tianqi during the year ended December 31, 2022, and repaid the amount in full during the same year.

Revenues generated from related parties for the years ended December 31, 2024, 2023 and 2022 are as follows:

		For the Years Ended December 31,
		2024	2023	2022
Sugimoto Hiroyuki	Real estate management income	136	70	69
Yuto Yoshiyuki	Rental income and real estate management income	295	64	2,013
Watanabe Takahide	Rental income	-	1,095	1,314
Fuchiwaki Takeshi	Real estate management income	145	142	-
Li Tianqi	Real estate management income	291	482	-
SYW	Rental income, real estate management income, container sales and container operation and management income	27,226	195,733	28,010
SYNS	Real estate sales and real estate management income*	-	-	331,126
Flex Brain	Rental income, solar power plants sales and solar power plants operation and maintenance income	197	19,011	-
Sparkle Bridge	Real estate management income	225	-	-
Cumica	Real estate sales and real estate management income	804,217	-	-
Total		832,732	216,597	362,532

*	Real estate properties sold to SYNS had been sold to third party customers within the same period.

Cost of revenues incurred with related parties for the years ended December 31, 2024, 2023 and 2022 are as follows:

		For the Years Ended December 31,
		2024	2023	2022
Sugimoto Hiroyuki	Real estate properties purchase	22,752	-	-
Cumica	Real estate management and construction fees	1,839	-	-
Transista	Real estate management fee	7,342	-	-
Total		31,933	-	-

Expenses incurred with related parties for the years ended December 31, 2024, 2023 and 2022 are as follows:

		For the Years Ended December 31,
		2024	2023	2022
Sugimoto Architectural Design Foundation	Donation	-	1,000	400
SYW	Referral and marketing fee and entertainment expenses	12,690	16,501	30,526
Cumica	Advertising fee	102	-	-
Transista	Promotion fee	48	-	-
Total		12,840	17,501	30,926

Real estate properties purchased from a related party for the years ended December 31, 2024, 2023 and 2022 are as follows:

		For the Years Ended December 31,
		2024	2023	2022
Cumica	Purchase of real estate properties	50,000	-	-

Construction services purchased from a related party for the years ended December 31, 2024, 2023 and 2022 are as follows:

		For the Years Ended December 31,
		2024	2023	2022
Cumica	Construction service consumed	153,200	-	-

NOTE 19 – BUSINESS COMBINATIONS AND ASSET ACQUISITION

Asset acquisition of rental brokerage services from ietty Inc.

On January 1, 2024, SYLA Realty completed the acquisition of the rental brokerage services from ietty Inc. (“ietty Rental Brokerage Services”). The Company aimed to enhance its real estate related business services through this acquisition. The purchase consideration of JPY89,886 was paid in cash by the Company in October 2023. The transaction was accounted for as an asset acquisition.

The purchase price was allocated on the acquisition date of ietty Rental Brokerage Services as follows:

Software	118,926
Deferred income tax liabilities	(26,454)
Other net liabilities	(2,586)
Total purchase consideration – ietty Rental Brokerage Services	89,886

Pro forma results of operations for the asset acquisition of ietty Rental Brokerage Services have not been presented because they are not material to the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022.

Business combination of construction painting franchise business from ETP Inc.

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

Pro forma results of operations for the business combination of ETP Construction Painting Franchise Business have not been presented because they are not material to the consolidated statements of operations for the years ended December 31, 2023 and 2022.

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

Step acquisition of SYLA Biotech

On April 27, 2022, SYLA Tech and Makoto Ariki, a 5% shareholder of SYLA Brain, co-established SYLA Biotech. SYLA Tech and Makoto Ariki each owned 50% equity interest of SYLA Biotech until September 13, 2022. On September 14, 2022, SYLA Tech completed the subscription of 599 shares of SYLA Biotech, at a price of JPY10,000 per share for a total consideration of JPY5,990 in cash. SYLA Tech’s ownership of SYLA Biotech thereby increased to 60%, and SYLA Biotech became a subsidiary of SYLA Tech. The transaction was accounted for as a step acquisition whereby the Company remeasured to fair value its previously held equity investment in SYLA Biotech and included such in the determination of the purchase price.

The purchase price was allocated on the acquisition date of SYLA Biotech as follows:

Accounts receivables	8,852
Accounts payable	(13,543)
Other net assets	9,699
Goodwill	2,995
Noncontrolling interests	(2,003)
Subtotal	6,000
Less: fair value of previously held equity method investment	(10)
Total purchase consideration – SYLA Biotech	5,990

Pro forma information has not presented for the business combinations in the year ended December 31, 2022 as it is not material to the reported results.

The results of operations, financial position and cash flows of ietty Rental Brokerage Services, ETP Construction Painting Franchise Business, SYLA Solar and its subsidiaries and SYLA Biotech  have been included in the Company’s consolidated financial statements since the dates of their respective acquisitions.

The Company’s policy is to perform its annual impairment testing on goodwill for its reporting unit on December 31 of each fiscal year or more frequently if events or changes in circumstances indicate that an impairment may exist. The Company did not recognize any impairment loss on goodwill during the years ended December 31, 2024, 2023 and 2022.

NOTE 20 – INTANGIBLE ASSETS, NET

Intangible assets and related accumulated amortization are as follows:

	December 31, 2024	December 31, 2023
Technologies	63,860	63,860
Favorable contracts	247,527	247,527
Software	118,926	-
Subtotal	430,313	311,387
Less: accumulated amortization	(219,749)	(178,161)
Intangible assets, net	210,564	133,226

Amortization expense was JPY41,588, JPY61,135 and JPY117,026 for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, the future estimated amortization costs for intangible assets are as follows:

Amortization
Years Ended December 31,	Expense
2025	35,163
2026	35,163
2027	35,163
2028	35,163
2029	11,378
Thereafter	58,534
Total	210,564

NOTE 21 – DISCONTINUED OPERATIONS

On December 30, 2022, in light of the deterioration of the crypto and mining machine market conditions, the Board of Directors of the Company approved to withdraw from the mining machine business and dispose of the business to Getworks Co., Ltd. The disposal transaction was closed on January 23, 2023 and the Company does not expect to have any continuing involvement in the mining machine business subsequent to the closing. The disposition of the mining machine business represented a strategic shift that has or will have a major effect on the Company’s operations and financial results. Accordingly, all results of the mining machine business have been removed from continuing operations and presented as discontinued operations in our consolidated statements of operations for all periods presented. In connection with the held for sale classification, the Company recognized an impairment of JPY258,760, partially offset by a deferred income tax benefit of JPY59,408 on the remeasurement of the disposal group held for sale, which has been included in discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2022.

On January 23, 2023, the Company closed the transaction of disposition of the mining machine business. The Company recognized a loss of JPY6,742 upon the closing of the transaction.

The following table presents financial results from discontinued operations, net of income taxes in our consolidated statements of operation for the period indicated:

	For the Years Ended
	December 31,
	2024	2023	2022

Revenues, net	-	-	993,770
Cost of revenues	-	-	(478,516)
Gross profit	-	-	515,254

Operating expenses
Selling, general and administrative expenses	-	-	(136,286)
Impairment loss	-	-	(258,760)
Total operating expenses	-	-	(395,046)

Other expenses	-	(6,742)	-

Income (loss) from discontinued operations before income taxes	-	(6,742)	120,208
Income tax expense	-	-	(41,580)
Income (loss) from discontinued operations, net of income taxes	-	(6,742)	78,628
Net loss from discontinued operations attributable to noncontrolling interests	-	-	(9,895)
Income (loss) from discontinued operations attributable to SYLA Technologies Co., Ltd.	-	(6,742)	88,523

NOTE 22 – COMMITMENT AND CONTINGENCIES

Purchase commitment

The amount of contractual commitments for the acquisition of real estate properties was nil and JPY94,276 as of December 31, 2024 and 2023, respectively.

Contingencies

The Company is involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s consolidated financial statements.

NOTE 23 – SEGMENT INFORMATION

Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the CODM, the CEO of the Company, in making decisions regarding resource allocation and performance assessment. The Company determines its operations constitute a single operating segment and reportable segment in accordance with ASC Topic 280. The CODM assesses financial performance and decides how to allocate resources based on consolidated net income. Segment assets are reported on the Company’s consolidated balance sheets.

The following table summarizes selected financial information with respect to the Company’s single operating segment and reportable segment for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
Revenues, net	30,872,023	22,743,410	22,055,785
Less:
Real estate and related services cost of revenues	(23,082,984)	(16,369,508)	(17,988,629)
Solar power and related services cost of revenues	(1,174,638)	(684,425)	(463,340)
Other cost of revenues	(8,319)	(152,033)	-
Advertising and promotion expenses	(300,057)	(365,065)	(336,970)
Salaries and welfare expenses	(1,814,768)	(1,451,967)	(1,000,973)
Lease expenses	(147,603)	(112,682)	(76,829)
Taxes and dues	(446,933)	(423,721)	(269,004)
Legal and professional expenses	(671,382)	(847,513)	(513,957)
Stock based compensation expense	-	(201,914)	(6,580)
Other selling, general and administrative expenses	(916,926)	(693,484)	(620,791)
Income from continuing operations	2,308,413	1,441,098	778,712
Total other expenses	(466,423)	(425,758)	(122,771)
Income from continuing operations before income taxes	1,841,990	1,015,340	655,941
Income tax expense	(591,061)	(265,979)	(345,180)
Net income from continuing operations	1,250,929	749,361	310,761
Income (loss) from discontinued operations, net of income taxes	-	(6,742)	78,628
Net income	1,250,929	742,619	389,389

NOTE 24 – SUBSEQUENT EVENTS

During the subsequent period, the Company entered into various loans with banks and financial institutions for working capital purpose and for the purpose of purchasing and constructing real estate properties and solar power plants and systems. The Company paid off certain loans in an aggregate amount of approximately JPY4,900,000 ahead of schedule as the pledged real estate properties were sold to customers.

During the subsequent period, the Company entered into various lease agreements for the purpose of subleasing.

On March 6, 2025, the Board of Directors approved a dividend of JPY450 per share of capital stock payable to shareholders of record at the close of business on December 31, 2024. Dividends totaling approximately JPY120,000 were paid on March 31, 2025.

ITEM 19. EXHIBITS

EXHIBIT INDEX-

Exhibit	Description
1.1	Articles of Incorporation of the Registrant (English translation), included as Exhibit 1.1 to Annual Report on Form 20-F filed on April 18, 2023 and incorporated herein by reference.
1.2	Amendment to Articles of Incorporation of the registrant, included as Exhibit 1.1 to Form 6-K filed on July 6, 2023 and incorporated herein by reference.
2.1	Form of Deposit Agreement among the Registrant, the depositary, and holders and beneficial owners of the American Depositary Receipts, filed as Exhibit 4.1 to Form F-1 (File No. 333-268420) filed on November 16, 2022 and incorporated herein by reference.
2.2	Specimen American Depositary Receipt of the Registrant, included as Exhibit A in Exhibit 4.1 to Form F-1 (File No. 333-268420), filed on November 16, 2022 and incorporated herein by reference.
2.3	Description of Securities (Description of American Depositary Shares), included as Exhibit 2.3 to Annual Report on Form 20-F filed on April 18, 2023 and incorporated herein by reference.
4.1	9th Stock Acquisition Rights Allotment Agreement, dated November 9, 2022, between SYLA Technologies Co., Ltd. and HeartCore Enterprises, Inc., filed as Exhibit 10.4 to Form F-1 (File No. 333-268420) filed on November 16, 2022 and incorporated herein by reference.
4.2†	Independent Director Agreement, dated as of December 5, 2022, between SYLA Technologies Co., Ltd. and Ferdinand Groenewald, filed as Exhibit 10.5 to Form F-1 (File No. 333-268420) filed on December 6, 2022 and incorporated herein by reference.
4.3	Business Transfer Agreement, dated as of January 20, 2023, between SYLA Technologies Co., Ltd. and Getworks Co., Ltd., filed as Exhibit 10.6 to Form F-1 (File No. 333-268420) filed on January 30, 2023 and incorporated herein by reference.
4.4	Underwriting Agreement, dated as of March 30, 2023, by and between SYLA Technologies Co., Ltd. and Boustead Securities, LLC, filed as Exhibit 1.1 to Form 6-K filed on March 31, 2023 and incorporated by reference herein.
4.5	Form of Representative’s Warrant from SYLA Technologies Co., Ltd. to Boustead Securities, LLC, filed as Exhibit 4.1 to Form 6-K filed on March 31, 2023 and incorporated by reference herein.
4.6	Share Transfer Agreement, dated November 15, 2023, between SYLA Technologies Co., Ltd. and Cumica Corporation (formerly Riberesute Corporation) (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F filed on May 15, 2024).
4.7	Basic Agreement on Collaboration, dated December 8, 2023, between SYLA Technologies Co., Ltd. and BlackRock Japan Co., Ltd. (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F filed on May 15, 2024).
4.8	Capital and Business Alliance Agreement, dated January 23, 2024, between SYLA Technologies Co., Ltd. and Cumica Corporation (formerly Riberesute Corporation) (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F filed on May 15, 2024).
4.9*	Share Exchange Agreement, dated December 2, 2024, between SYLA Technologies Co., Ltd. and Cumica Corporation (formerly Riberesute Corporation).
8.1*	List of Subsidiaries of the Registrant.
11.1	Code of Ethics and Business Conduct of the Registrant., included as Exhibit 11.1 to Annual Report on Form 20-F filed on April 18, 2023 and incorporated herein by reference.
11.2	Insider Trading Policy of the Registrant, included as Exhibit 11.2 to Annual Report on Form 20-F filed on April 18, 2023 and incorporated herein by reference.
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm.
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the registrant’s Annual Report on Form 20-F filed on May 15, 2024).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
†	Includes management contracts and compensation plans and arrangements.

108

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SYLA Technologies Co., Ltd.

April 30, 2025	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer

109